As filed with the Securities and Exchange Commission on November 12, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rue Gilt Groupe, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5961	37-1555630
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	20 Channel Center Street Boston, Massachusetts 02210 (617) 695-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Mark McWeeny

Mark Weinberg

Rue Gilt Groupe, Inc.

20 Channel Center Street

Boston, Massachusetts 02210

(617) 695-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard B. Aldridge James W. McKenzie, Jr. Celia A. Soehner Brian V. Soares Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000	Marguerite J. Hill Rue Gilt Groupe, Inc. 20 Channel Center Street Boston, Massachusetts 02210 (617) 695-7300	Dave Peinsipp Kristin VanderPas Nicole Brookshire Grady Chang Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value	$100,000,000	$9,270.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

PRELIMINARY PROSPECTUS

                 Shares

Rue Gilt Groupe, Inc.

Common Stock

$                 per share

This is the initial public offering of our common stock. We are selling                  shares of our common stock. Prior to this offering there has been no public market for our shares. We currently expect the initial public offering price to be between $                 and $                 per share of common stock. We have applied to have our common stock listed on Nasdaq under the symbol “RGG.”

We have granted the underwriters an option to purchase up to                  additional shares of common stock.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Rue Gilt Groupe, Inc. (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2021 through the book-entry facilities of The Depository Trust Company.

Citigroup	BofA Securities

Wells Fargo Securities	Cowen	Piper Sandler	William Blair

                    , 2021.

RULE GILT GROUPE

MISSION To be the most engaging online, off-price style destinations, connecting world-class brands to the next-generation shopper. O U R S H A R E D VISION To spark delight through daily discovery we make shopping an occasion to celebrate.

I love the convenience of RueLaLa curating "the best items of the brands I want" JENNIFER What word expresses more perfect than "perfect? Gilt is my go-to site. I even have a Gilt icon on my desktop to open directly as soon as I boot up." ROSALIA A wonderful cross-section of "goods along with uniformly high standards of quality and value keeps me coming back. It's my little secret source that I share with like-minded friends." BRYCE A girl can fill her closet with all sorts "of beautiful things at these prices - and then get to work on everybody else in the household." KELLY Unparalleled excellence! ...exploring "this website and finding styles I could never find in regular stores - I have never before had such a thrilling & satisfying shopping experience! Not only do I have endless choices, I can find astonishing bargains" PATRICIA RueLaLa is my go-to online shop. I find something "new every day. No hassle returns and the new deals... always have me excited to see what's next!" LAURIE

We don't produce a SALE We produce a SHOW

OFF-PRICE eCOMMERCE MARKET LEADER

COMPLEMENTARY DESTINATIONS

Rue La La

GILT

SHOP PREMIUM OUTLETS
SIMON

LEADING OFF-PRICE eCOMMERCE COMPANY FOR PREMIUM AND LUXURY

>$5bn
CUMULATIVE GMV SINCE INCEPTION

$702mm
NET REVENUE LTM Q3'21

>1mm
ACTIVE BUYERS AS OF Q3'21

>70%
MOBILE SALES AS OF Q3'21

HIGHLY VALUABLE, ENGAGED AND LOYAL GROWING MEMBER COMMUNITY

83%
AVG. NET REVENUE RETENTION RATE[(1)]

4:1
LTV:CAC[(2)]

28%
NET REVENUE YOY GROWTH LTM Q3'21

23%
YOY ACTIVE BUYER GROWTH LTM Q3'21

OFF-PRICE eCOMMERCE MARKET LEADER COMPLEMENTARY DESTINATIONS Rue lala® Gilt Shop premium Outlets® Simon® LEADING OFF-PRICE eCOMMERCE COMPANY FOR PREMIUM AND LUXURY >$5bn Cumulative GMV Since Inception $702mm LTM Q321 Net Revenue >1mm Active Buyers as of Q321 >70% Mobile Sales as of Q321 HIGHLY VALUABLE, ENGAGED AND LOYAL GROWING MEMBER COMMUNITY 83% Avg. Net Revenue Retention Rate(1) 4:1 LTV:CAC(2) 28% LTM Q321 Net Revenue YoY Growth 23% LTM Q321 YoY Active Buyer Growth Source: Company information. Note: LTM Q321 Net Revenue includes Shop Premium Outlets. (1) Average net revenue retention rate of prior customer cohorts since 2014. (2) Based on customer cohorts from 2016 through 2020.

A LETTER FROM TWO OF OUR CO-FOUNDERS

MARK MCWEENY, CEO

MARK WEINBERG, CFO, COO

Rue Gilt Groupe was created in 2008 to make off-price shopping an occasion to celebrate.

The retail landscape has transformed dramatically over the last decade with the proliferation of eCommerce. This disruption accelerated the growth of the off-price industry as full-price retailers rationalized their distribution channels and branded inventory was dislocated. The off-price category has now grown to nearly a $100 billion industry, yet remains largely controlled by brick-and-mortar retailers. Today’s shoppers prioritize value, convenience, experience and entertainment when choosing where to shop. We believe this audience has been underserved by brick-and-mortar off-price retailers.

Rue Gilt Groupe has made great progress in our mission to be the most engaging, off-price fashion destination connecting world-class premium and luxury brands to the next-generation shopper. But there is still a significant opportunity ahead of us to further that mission and continue to deliver an engaging and inspiring shopping experience to even more customers.

Off-price retail is a different discipline than full-price merchandising. It requires significant expertise, flexibility and agility to win. Our roots began in off-price and we have assembled a world-class management team that are pioneers in the premium and luxury off-price eCommerce category. We are proud to have built the largest off-price pureplay eCommerce business in the United States, made possible by this experienced team, our brand partners and over a million active loyal customers.

Our model has evolved from its early inception and as we have scaled, we have partnered with some of the world’s most prolific investors and operators, including Michael Rubin and David Simon. Their track record of investing in innovative models and creating shareholder value is well proven and they are fully aligned with our mission to disrupt the off-price category.

Rue Gilt Groupe Today

Our platform today is comprised of three distinct yet complementary destinations that uphold our vision: to spark delight through daily discovery and to make shopping an occasion to celebrate. Our business model is composed of four key pillars – brands, value, scarcity and urgency – that together create the “treasure hunt” online.

After years of building deep industry relationships, we now bring over 5,000 premium and luxury brands to customers that seek an engaging experience that’s filled with surprise and delight.

For our brand partners, we’ve established a protected channel to sell inventory in a brand-right manner that elevates the merchandising experience. We don’t just produce a sale for our brand partners. We produce a show. Through our original photography and content created in-house, we have become a trusted partner and off-price channel for premium and luxury brands. For many of them, we have earned the right of first call for inventory opportunities.

Our relationships with brand partners give us the ability to source the in-season, high-quality product that our customers crave, which keeps them highly engaged and coming back on a weekly, if not daily, basis. As we attract more customer traffic, our membership model enables us to collect more data that better informs our operations and improves the overall customer experience. We believe we are still at the beginning of our journey and are incredibly excited to have this virtuous circle powering our growth engine.

Our Future is Bright

When we started on this journey thirteen years ago, we sought to create a destination of daily discovery for our customers. Our sites are filled with products from around the world at amazing value, with “snackable,” easily consumable content. We have developed an incredibly strong relationship with our customers, which has led to our strong net revenue retention rate.

Our culture is defined by our shared values of Innovation, Collaboration, Empowerment, Passion, Tenacity and Kindness. Our goal is to foster diversity, equity and belonging at Rue Gilt Groupe.

While we’ve come a long way since our founding, we’re still in the early days of our growth story with tremendous whitespace ahead of us. We continue to improve our customer experience, refine our capabilities, and expand our platform to drive our strategy and growth for the future. We have never been more excited to lead this company and capture the bold opportunities ahead. To our team, brand partners and community of loyal customers – we are thrilled to have made it this far. Many thanks; we cannot wait for the next phase of our journey.

Mark McWeeny	Mark Weinberg

Co-Founder and CEO	Co-Founder and CFO, COO

Through and including                     , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

Trademarks, Service Marks and Trade Names

We use various trademarks, trade names and design marks in our business, including RueLaLa, Gilt and Shop Premium Outlets. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry and Market Data

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

ii

Key Terms and Performance Indicators Used in This Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections titled “Summary Consolidated Financial and Other Data—Key Operating Metrics, GAAP Financial Measures and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics, GAAP Financial Measures and Non-GAAP Financial Measures.” We define these terms as follows:

•	“Active Buyer” means the number of unique members who have purchased at least one item on our platform in the trailing 12 months preceding the measurement date, without accounting for returns.

•	“Adjusted EBITDA” means net loss adjusted to exclude interest expense, income tax expense, depreciation and amortization, stock-based compensation expense, impairment of intangible assets, IPO- related costs, loss on disposal of property and equipment, acquisition and integration related costs, and severance and other costs.

•	“Average Order Value” means the gross merchandise value divided by the total orders during the same period.

•	“CAC” or “customer acquisition cost” comprises all of our acquisition marketing expenses that we attribute to acquiring new customers in a given period.

•	“CAGR” means compound annual growth rate.

•	“customer cohort” means all of our customers who placed their first order during a given fiscal year, without accounting for returns. For example, the 2019 customer cohort means our customers who made their initial purchase during our fiscal year ended December 28, 2019.

•	“full-price retail” means U.S. MSRP or manufacturers’ suggested retail prices.

•	“GMV” means gross merchandise value, which represents the total amount paid for merchandise in a given period net of cancellations, prior to returns and excluding shipping and sales taxes.

•	“LTV” or “customer lifetime value” means the cumulative contribution profit attributable to a particular customer cohort. We define “contribution profit” as gross profit, less selling and distribution expenses and the portion of marketing expenses attributable to the retention of prior customer cohorts.

•	“LTV:CAC” of our customer cohorts means the ratio of customer lifetime value (“LTV”) to customer acquisition cost (“CAC”) that we use to measure the efficacy of our marketing spend in Rue+Gilt to acquire customers within customer cohorts.

•	“member” means a person identified by a unique email address that has signed up under our free membership model. RueLaLa and Gilt require their members to log in to access, discover, view and purchase goods.

•	“net revenue per customer cohort” means net revenue attributable to a customer cohort divided by the number of Active Buyers from that cohort in the measurement period.

•	“Net Revenue LTM per Active Buyer” means the total net revenue for Rue+Gilt in the trailing 12 months preceding the measurement date divided by the total number of Active Buyers for Rue+Gilt in the same trailing 12 months.

•	“net revenue retention rate” means net revenue attributable to all prior year customer cohorts in a given fiscal year divided by the total net revenue attributable to the same customer cohorts from the prior fiscal year.

•	“Rue+Gilt” means the segment of our business consisting of RueLaLa and Gilt. The Company has determined it operates in two distinct operating and reportable segments, Rue+Gilt and Shop Premium Outlets.

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, in this prospectus we use the terms “RGG,” the “Company,” “we,” “us,” and “our” to refer to Rue Gilt Groupe, Inc. and its consolidated subsidiaries, and we use the term “Rue+Gilt” to refer to the segment of our business consisting of RueLaLa and Gilt.

Our fiscal year ends on the closest Saturday to December 31 of the applicable year. References in this prospectus to “2019” and “2020” are to our fiscal years ended December 28, 2019 and January 2, 2021, respectively, and references to “2021” are to our fiscal year ending January 1, 2022.

Rue Gilt Groupe, Inc.

Overview

Mission

Our mission is to provide the most engaging online, off-price style destinations connecting world-class premium and luxury brands to the next-generation shopper.

Who We Are

We are the leading premium and luxury off-price eCommerce company in the U.S., delivering a daily curated, high-end shopping experience for our members. We operate primarily through RueLaLa and Gilt (“Rue+Gilt”), two eCommerce destinations that were purpose-built for online and off-price. With over 5,000 premium and luxury brands at prices that often are up to 70% off full-price retail, we have become a trusted online fashion authority that provides a differentiated value proposition for a highly coveted shopping demographic. Since inception, we have transacted over $5.0 billion in gross merchandise value (“GMV”) on our platform.

We have defined the online treasure hunt through our daily boutique “popups” delivering top brands at compelling values to over one million Active Buyers. We have attracted a large and growing number of loyal members, as well as the most recognized premium and luxury brands that view us as an established off-price channel, including Coach, Creed, Eileen Fisher, Frette, St. John, Stuart Weitzman, Theory and Vince, among others. We curate boutique popups for our members across a diverse set of categories that include women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more.

Our vibrant ecosystem of brands, combined with our differentiated member experience, has enabled us to achieve significant scale in premium and luxury U.S. off-price eCommerce, with $702.5 million in net revenue for the trailing 12 months ended October 2, 2021. As a result of our scale, we are able to leverage our unique member data insights as well as our trusted brand relationships to accelerate our growth. For 2020 and for the trailing 12 months ended October 2, 2021, our net revenue grew 5.3% and 28.3% year-over-year, and we reported a net loss of $(16.3) million and $(8.8) million and Adjusted EBITDA of $3.1 million and $10.0 million respectively.

RueLaLa was launched in 2008 with the vision to make shopping an occasion to celebrate by sparking delight through daily discovery. We pioneered premium and luxury off-price eCommerce through our extensive experience in the art of off-price retail, supported by the science of our proprietary technology platform and data capabilities. With the acquisition of Gilt in 2018, we further enhanced our scale, increased operating efficiencies and broadened our member base. We maintain RueLaLa and Gilt as two distinct brands given their limited customer overlap with less than 7% of total Active Buyers on both destinations as of October 2, 2021. In 2019, as part of its investment, Simon Property Group, L.P. (“Simon”), contributed Shop Premium Outlets, an emerging eCommerce off-price premium and luxury outlet marketplace that benefits from Simon’s strong relationships with brands and loyal following of visitors to its properties, including its Simon Premium Outlets® locations. Collectively with RueLaLa, Gilt and Shop Premium Outlets, we have established a leading disruptive premium and luxury off-price eCommerce platform supported by our combined customer base, brand relationships, data insights, shared technology capabilities and strategic partners.

We offer a fun and convenient high-end eCommerce shopping experience. Our boutique popups create a digital treasure hunt showcasing new sales events daily, with a curated selection of premium and luxury brands at deeply discounted prices. Our model presents limited quantities of merchandise for a limited time, creating an element of discovery and delight, but also the “fear of missing out,” driving high visitation frequency and increased order conversion. We market a constantly evolving collection of products through our platform, with over 70% of our GMV generated through mobile transactions.

Our differentiated shopping experience attracts a loyal, brand-conscious and stylish membership base of tech-savvy shoppers who are mostly affluent professionals with an average annual household income of over $100,000. More than 80% of our Active Buyers are female, and approximately 40% are between the ages of 18 and 44, reflecting a large percentage of Millennial and Generation Z shoppers. Our unique offering drives high member traffic to our destinations, with 72% of Active Buyers visiting our mobile apps or websites at least quarterly, 59% visiting at least monthly and 39% visiting at least weekly. The value our platform provides to both our members and our brand partners enables a virtuous circle that accelerates our growth, where loyal members drive more brands and inventory, which in turn drive more customers and engagement. Finally, our unique membership model also allows us to track buyer behavior across multiple devices, further enhancing our marketing spend accuracy on new customer acquisition and providing a 360-degree personalized view of our members across all of their activities on our platform.

We have a long history of customer loyalty and sustained engagement, with 83% average net revenue retention rate from prior customer cohorts for the past seven years. On average, the longer our buyers remain active on our platform the more they spend over time, as demonstrated by the average net revenue per customer growth of 7.3% CAGR across our 2016 to 2019 cohorts. This trend reflects the value of our loyal and active customers over each cohort’s lifetime, which gives us greater predictability and visibility on our future performance and allows us to manage our business more efficiently. Based on our customer cohorts, we have accomplished the following key performance indicators:

•	Active Buyer growth of 6.8% and 23.5% in 2020 and for the trailing 12 months ended October 2, 2021, respectively;

•	Average net revenue retention rate of 83% from prior customer cohorts for the past seven years; and

•	4.0x customer lifetime value to customer acquisition cost ratio (“LTV:CAC”) based on our customer cohorts from 2016 through 2020.

For 2020, we reported $571.9 million of net revenue, representing growth of 5.3% from 2019. For the trailing 12 months ended October 2, 2021, we reported $702.5 million of net revenue, representing year-over-year growth of 28.3%. For 2020 and for the trailing 12 months ended October 2, 2021, we reported gross margins of 32.5% and 33.6%, respectively. For 2020 and for the trailing 12 months ended October 2, 2021, we reported $(16.3) million and $(8.8) million in net loss and $3.1 million and $10.0 million in Adjusted EBITDA, respectively.

Our Opportunity

Rue Gilt Groupe is uniquely positioned at the intersection of the large and growing off-price retail and eCommerce markets. The off-price category, which is one of the fastest growing retail categories according to Euromonitor, is highly underpenetrated online at only 3.3%, representing a significant opportunity for us. Our market opportunity at this intersection is sizeable. U.S. off-price retail represented a total market size of $99.0 billion in 2020, and is expected to grow at a compounded annual growth rate (“CAGR”) of 7% to $145.0 billion in 2026, according to QYR Research. Within the U.S. apparel market alone, the number of eCommerce shoppers is expected to grow from 170.1 million in 2019 to 229.4 million in 2025, according to Statista. Even with over one million Active Buyers on our platform today, we currently penetrate less than 1% of that addressable market, and have significant runway to grow.

Value Proposition to Our Brand Partners

We believe that our diverse, high-quality vendor relationships, that include established and emerging brands, which we refer to as our brand partners, is a competitive advantage and one of the key drivers of our differentiated customer experience and overall success. We attribute this to our long-term strategic partnerships, flexible procurement and customized inventory solutions, and our ability to introduce our brand partners to a highly desirable member base.

Separate Channel to Preserve Premium and Luxury Brand Identities

Our platform provides a unique opportunity for established and emerging premium and luxury brands to gain exposure to an online, desirable member base while preserving their core brand identities. Through our free membership model, we have created a virtual wall to protect brand values and minimize full-price sales cannibalization. In addition, we elevate product presentation on our destinations by creating our own imagery and design through our in-house creative team, showcasing merchandise to align with brands’ premium and luxury identities.

Strategic and Collaborative Relationships

We build strategic, collaborative relationships with our brand partners. Our relationships are built on a foundation of trust and mutual respect and have earned us product exclusivity from some of our partners and the first call from others. We provide brand partners a variety of ways to do business in a bespoke manner, which provides them with the flexibility to optimize both their product offering and profitability. As brands adapt to shifts in consumer demand, our ability to respond with speed and agility makes us a trusted and reliable go-to partner. This is demonstrated by the fact that over 70% of our GMV in 2020 was from brands that were sold on our platform for over five years.

Expanding Our Brand Partners’ Reach

We enable our premium and luxury brand partners to broaden their reach to a highly desired, mobile-first demographic that appreciates discovering high-quality merchandise at a great value. We buy primarily in-season product and curate our mix with select, on-trend brands, and often introduce emerging brands to our members for the first time. As a result, we have earned the trust of our members as a fashion authority which drives our high visitation frequency and customer loyalty, and reinforces the value for our brand partners to offer their merchandise on our platform.

Proprietary Market Intelligence

Our approach to leveraging data is important and unique to our brand partners. We have a 360-degree view of our members, complete with a detailed understanding of how different types of shoppers interact with each of our brands, styles, product categories and more. This data enables our brand partners to gain a deeper understanding of consumer trends and behaviors.

Value Proposition to Our Members

We offer a constantly evolving collection of premium and luxury products at substantially discounted prices through our brand relationships, nimble sourcing and data insights. We take a disciplined and holistic approach when deciding with which brands to offer, and prioritize factors such as market reputation, target member demographic, anticipated future demand and product diversification relative to our current offerings. Our core destinations, RueLaLa and Gilt, operate as free membership models, which allows us to collect insights across devices as our members navigate our platform and engage in transactions. Our daily treasure hunt shopping experience features limited time offers of limited quantities of products with a story-telling narrative, driving both habitual and impulsive visits to our destinations, which ultimately results in high engagement from our members. The quality of our core shopping experience is reflected in our current average App Store ranking of 4.9 across approximately 102,000 and 75,000 ratings for the RueLaLa and Gilt apps, respectively.

Our Strengths

We believe that we have a number of competitive advantages that will enable us to maintain and grow our position as the leading premium and luxury off-price eCommerce company in the U.S. based on revenue. The premium and luxury off-price eCommerce market comprises businesses that sell fashion products from premium and luxury brands, such as Christian Louboutin, Stella McCartney, Valentino and Vince, at a significant discount to full-price retail as their business model. Many businesses in this market are affiliated with off-price brick and mortar retailers. As an off-price eCommerce business since inception, we believe that we are uniquely positioned within this market.

Leading Premium and Luxury Off-Price eCommerce Company

With over one million Active Buyers and $5.0 billion cumulative GMV across our platform since inception, we have created the leading off-price eCommerce company for premium and luxury brands in the U.S. We offer over 5,000 premium and luxury brands often up to 70% off full-price retail through our highly engaging and daily curated boutique popups. Our scale, proprietary technology platform, member value proposition and diverse premium and luxury brand offering through our trusted relationships represent significant barriers to entry for both existing brick and mortar retailers and new online entrants.

Highly Valuable, Engaged and Loyal Member Community

Our member community is stylish, tech-savvy and affluent and seeks high-quality products at a great value. More than 80% of our Active Buyer base is female, and approximately 40% are between the ages of 18 and 44 and with an average annual household income over $100,000. Our 2016 to 2019 customer cohorts spent on average $630 in the first full year on our platform and increased that spend by a CAGR of 7.3% over the next three years. Our members are fiercely loyal, evidenced by our average net revenue retention from prior year customer cohorts of 83% since 2014. Our active and loyal buyers have driven strong unit level economics over time, reflecting the 4.0x LTV:CAC ratio.

Agile Buying Capabilities

Our success and scale as an off-price company has been built on our nimble approach to buying and merchandising. We are not a traditional retailer that buys inventory far in advance for a particular season and purchases multiple varieties of product SKUs to have every available color or size. In contrast, our merchants purchase most of our products in-season opportunistically and close to the time we launch new items on our destinations, allowing us to react quickly to changes in consumer preferences and ensuring our merchandise offerings are intentionally “fresh” for our members. In addition, we focus on product breadth versus depth, and have the flexibility to purchase limited assortments of styles at varying quantities making us an attractive channel for our brand partners.

Scalable Technology Platform

Our proprietary technology platform supports an engaging member experience and a robust product distribution infrastructure. Our infrastructure platform has evolved and improved since inception, driven by capabilities in data science and analytics and is highly reliable and flexible to scale. Our shared platform allows us to leverage capabilities across our destinations to optimize inventory, gain efficiencies and share insights and learnings to drive increased customer conversion and retention rates.

Strong Marketing Capabilities

Our marketing capabilities include a dedicated in-house marketing team, agile test and learn methodology, a sophisticated member data platform and an analytical ROI-based investment criteria. We have a highly efficient strategy diversified across key marketing channels, including social media, search, display and television. The iterative nature of our marketing strategy underpins our test and learn approach through hypothesis generation, design testing, experimentation, measurement and continued investment.

Founder-Led Team with Deep Off-Price and eCommerce Expertise

Led by two of our co-founders, we have a deep bench of talented executives with a strong history in both off-price and eCommerce. We have a demonstrated track record of working together and alongside world-class strategic and financial investors to create longstanding shareholder value. Collectively, our executive team has over 100 years of industry experience and are aligned and focused on transforming off-price into a premium digital experience.

Our Growth Strategies

Accelerate Profitable New Customer Acquisition

With less than 1% of Active Buyer penetration in the U.S. apparel eCommerce market, we are focused on growing our customer base and attracting new customers. We have historically maintained conservative marketing investments, and we believe we have vast room to grow through increased marketing spend using proven customer acquisition channels, including social media, search, display and television, in order to acquire more customers. Our vast dataset, combined with our test and learn strategy to engage with members, provides us with a foundation to drive future growth. We expect to increase our investment in brand marketing activities to fuel brand awareness for our established RueLaLa and Gilt destinations as well as our more nascent Shop Premium Outlets platform. We aim to adjust the composition of our marketing spend over time to maximize customer acquisition and engagement while maintaining a continued focus on cost optimization.

Innovate Our Member Experience

We have a clear growth strategy designed to drive greater visitation frequency, buyer engagement and order conversion. Our technology product roadmap aims to make our digital experiences both effortless and engaging, while creating experiences that are both personalized and inspirational, specifically through the following initiatives:

•	Deliver Engaging Experiences to Become the Daily Fashion Habit: We plan to deliver a new loyalty and rewards program to drive increased retention and grow relationships with our members. We also intend to tailor member notifications for personalized products, as well as social and editorial content, in order to increase the frequency of interactions with our offerings.

•	More Curated and Personalized Member Experience: We expect to enable more personalized product sorting, search capabilities and recommendations, while engaging members to tell us about their preferences directly.

•	Cement Position as the Go-to Source for Fashion Inspiration: We intend to enhance our position as the go-to source for fashion inspiration through better content and storytelling within our offerings and by creating must-see eCommerce experiences. We also expect to increase our utilization of our machine learning capabilities to help members style their outfits and looks.

•	Create a More Effortless Platform for Fashion Shopping: We plan to implement an even more friction-free fulfillment and returns experience while continuing to simplify our overall member shopping experience.

Scale Shop Premium Outlets

Shop Premium Outlets, a premier eCommerce marketplace that redefines the outlet shopping experience was launched in 2019. Shop Premium Outlets is an integrated online destination from which premium and luxury brands can sell clearance, on-sale and outlet inventory direct-to-consumer. Shop Premium Outlets aggregates an assortment of digital outlets from leading brands all in one place, providing shoppers with a constantly changing assortment of new styles and new deals. We benefit from having Simon as an investor and strategic business partner that provides us with capabilities that are complementary to our core eCommerce expertise. This strategic relationship allows us to benefit from Simon’s established omnichannel brand and retailer relationships. For example, we are able to access Simon’s entire VIP member file for marketing purposes and advertise Shop Premium Outlets across their web and physical properties, including Simon Premium Outlets®. We currently have over 100 brands on the Shop Premium Outlets platform, including leading brands like Coach, Fossil and Mulberry, and we aim to grow to thousands of brands at scale in the long-term as we benefit from our brand relationships from Rue+Gilt and our strategic relationship with Simon. We believe Shop Premium Outlets has a long runway for growth with a significant first-mover advantage to address what we believe to be an underserved online outlet market.

Product and Category Expansion

As we continue to scale, we plan to increase our wallet share of existing members and attract new customers by expanding our product offerings and continuing to enhance our brand mix. We will accomplish this by deepening our existing brand relationships while also adding new brands onto our platform. Combined with our nimble sourcing and agile supply chain, we are able to move quickly on new product or category opportunities and have the data insights and marketing expertise to support new merchandise conversion. Since the beginning of 2020, we have experienced recent growth in categories outside of fashion, such as our home décor and beauty categories, which gives us confidence that our destinations have the authority to further expand our total addressable market.

Pursue Opportunistic Acquisitions

While not part of our near-term growth strategy, we expect to selectively review and consider inorganic opportunities that may have the potential to accelerate or enhance our growth prospects and strategies. With the successful acquisition of Gilt and Shop Premium Outlets, our management team has significant acquisition and integration experience. We expect to leverage this knowledge base to evaluate opportunities to consolidate other complementary businesses, acquire capabilities or management talent, and expand into untapped international markets.

Risk Factors Summary

Investing in our common stock involves substantial risk. These risks are described in the section titled “Risk Factors” immediately following this summary. Some of these risks include the following:

•	We operate in a highly competitive eCommerce industry and our failure to compete effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

•	Our business significantly depends upon the strength of the recognition of the RueLaLa and Gilt brands, and if we are unable to maintain and enhance these brands, our ability to expand our customer base may be impaired and our business, financial condition, results of operations and prospects may be harmed.

•	We have had operating losses each year since our inception, and we may not achieve or maintain profitability in the future.

•	Our costs are continuing to grow, and some of our investments may have the effect of reducing our operating margin, which ultimately could harm our business and financial performance.

•	Our historic growth rates may not be sustainable or indicative of our future growth.

•	If personal or other sensitive information is disclosed in an unauthorized manner, or if we or our third-party vendors are subject to real or perceived cyberattacks, data breaches, or other security incidents or compromises, or disruption of information technology systems or software, our customers may curtail use of our platform, we may be exposed to liability, our reputation may suffer, and our operations may be materially harmed and disrupted.

•	Failure to execute our opportunistic buying strategy and successfully manage our inventory could adversely affect our business and results of operations.

•	Our business depends on our ability to maintain a strong assortment of luxury and premium brands. Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated luxury and premium products and harm our business, financial condition, results of operations and prospects.

•	Our failure to evolve and maintain a relevant, enjoyable and reliable experience for our customers and to meet our customers’ changing shopping preferences could adversely affect our customer relationships.

•	If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net revenue or achieve profitability.

•	If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition, results of operations and prospects could be harmed.

•	The customer experience that we provide is highly dependent on third parties and external factors over which we have little or no control.

•	Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

•	Our business has been and may continue to be materially and adversely affected by the impact of the ongoing COVID-19 pandemic.

See the section titled “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Corporate Information

We were incorporated in the state of Delaware on October 31, 2007 as Retail Convergence, Inc. We changed our name to RueLaLa, Inc. on September 27, 2010, then changed our name to Rue Gilt Groupe, Inc. on June 4, 2021. Our principal executive office is located at 20 Channel Center Street, Boston, Massachusetts 02210. Our telephone number is (617) 695-7300. Our website address is www.ruegiltgroupe.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our common stock.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of such fiscal year. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

See the section titled “Risk Factors—Risks Relating to Our Common Stock and this Offering—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock from us.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, obtain additional working capital and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for sales and marketing expenses to fund the growth of our business, operating expenses and capital expenditures, and the remainder, if any, for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. For a more complete description of our intended use of the proceeds from this offering, see the section titled “Use of Proceeds.”

Concentration of ownership	Following this offering, our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold, in the aggregate, approximately % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Proposed Nasdaq trading symbol	“RGG”

The number of shares of our common stock that will be outstanding after this offering is based on 233,632,399 shares of our common stock outstanding as of October 2, 2021, and excludes:

•	7,286,343 shares of our common stock issuable upon the exercise of options outstanding as of October 2, 2021 under our 2011 Equity Compensation Plan, as amended and restated (the “2011 Plan”), with a weighted-average exercise price of approximately $0.68 per share;

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•	shares of our common stock that will be reserved for issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2021 Plan); and

•	2,422,567 shares remaining available for future issuance under the 2011 Plan, as of October 2, 2021, which will cease to be available for issuance at the time that the 2021 Plan becomes effective.

Our 2021 Plan provides for annual automatic increases in the number of shares of common stock reserved thereunder, as well as for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Equity Plans—2021 Plan.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	a -for- reverse stock split of our common stock effected on , 2021;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us in the offering; and

•	no exercise of outstanding options after October 2, 2021.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data for the periods indicated. The summary consolidated statement of operations and comprehensive loss data for 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statement of operations and comprehensive loss data for the nine-month periods ended September 26, 2020 and October 2, 2021, and the summary condensed consolidated balance sheet data as of October 2, 2021, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. You should read the summary consolidated financial and other data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results and key metrics are not necessarily indicative of future results.

	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2021	September 26, 2020	October 2, 2021
Consolidated Statement of Operations and Comprehensive Loss Data:	(in thousands, except share and per share data)
Net revenue	$543,304	$571,914	$385,930	$516,472
Cost of revenue	359,242	386,095	261,998	342,096

Gross profit	184,062	185,819	123,932	174,376
Operating expenses:
Marketing	31,130	29,360	20,538	39,441
Selling and distribution	71,928	80,646	53,840	73,466
General and administrative	84,265	76,557	58,479	65,332
Impairment of intangible assets	2,533	500	—	—
Depreciation and amortization	5,952	9,118	6,955	7,084
Loss on disposal of property and equipment	—	4,785	3,251	349

Total operating expenses	195,808	200,966	143,063	185,672

Loss from operations	(11,746)	(15,147)	(19,131)	(11,296)
Interest expense, net	(3,834)	(1,076)	(802)	(1,119)

Loss before income taxes	(15,580)	(16,223)	(19,933)	(12,415)
Income tax expense	328	90	189	189

Net loss and comprehensive loss	$(15,908)	$(16,313)	$(20,122)	$(12,604)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.09)	$(0.07)	$(0.09)	$(0.06)

Weighted-average common shares outstanding, basic and diluted	179,648,605	223,411,570	223,000,554	226,373,839

(1)	See Note 16 to our consolidated financial statements and Note 15 to our condensed consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to common stockholders.

	As of October 2, 2021
	Actual	As Adjusted(1)(2)
Condensed Consolidated Balance Sheet Data:	(in thousands)
Cash	$653	$
Inventories, net	110,790
Accounts receivable, net	12,982
Prepaid expenses and other current assets	17,202
Total assets	229,665
Total liabilities	136,584
Total stockholders’ equity	$93,081

(1)	The as adjusted condensed consolidated balance sheet data gives effect to the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us by $ million, assuming that the number of shares offered by us on the cover of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us as set forth on the cover of this prospectus would increase (decrease) the net proceeds to us by approximately $ million, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Operating Metrics, GAAP Financial Measures and Non-GAAP Financial Measures

We regularly review a number of key operating metrics, GAAP financial measures and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2021	September 26, 2020	October 2, 2021
Operating Metrics	(in thousands, other than percentages and Net Revenue LTM per Active Buyer)
Rue+Gilt
Active Buyers	851	908	876	1,081
Net Revenue LTM per Active Buyer	$639	$629	$624	$648
GAAP Financial Measures
Net revenue	$543,304	$571,914	$385,930	$516,472
Gross margin	33.9%	32.5%	32.1%	33.8%
Net loss	$(15,908)	$(16,313)	$(20,122)	$(12,604)
Non-GAAP Financial Measures
Adjusted EBITDA*	$472	$3,055	$(5,675)	$1,252

*	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures – Adjusted EBITDA—Reconciliation of Non-GAAP Financial Measures” for additional information on this non-GAAP financial measure, and see below for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure and our calculation of Adjusted EBITDA.

For additional information about, and the definitions of, our key financial and operating metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics, GAAP Financial Measures and Non-GAAP Financial Measures” and see below for additional information and a reconciliation of Adjusted EBITDA to net loss.

	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2021	September 26, 2020	October 2, 2021
	(in thousands)
Net loss	$(15,908)	$(16,313)	$(20,122)	$(12,604)
Adjusted to exclude the following:
Interest expense, net	3,834	1,076	802	1,119
Income tax expense	328	90	189	189
Depreciation and amortization	5,952	9,118	6,955	7,084
Stock-based compensation expense	300	1,076	753	1,771
Impairment of intangible assets(a)	2,533	500	—	—
IPO-related costs(b)	—	—	—	2,559
Loss on disposal of property and equipment	—	4,785	3,251	349
Acquisition and integration related costs(c)	3,433	920	718	375
Severance and other costs(d)	—	1,803	1,779	410

Adjusted EBITDA	$472	$3,055	$(5,675)	$1,252

(a)	Represents impairment charges related to the RueLaLa trade name within the Rue+Gilt reportable segment for 2019 and 2020. For further information on the impairment charges, see Note 2 and Note 7 of the consolidated financial statements.
(b)	Represents expenses during the nine-month period ended October 2, 2021 primarily composed of legal, accounting and professional fees incurred in connection with this offering that are not capitalizable, which are included within general and administrative expenses.
(c)	Represents acquisition and integration costs primarily related to our acquisition of Shop Premium Outlets in 2019 of $3.4 million, as well as acquisition and integration costs related to our acquisition of Indi.com of $0.9 million in 2020, $0.7 million during the nine-month period ended September 26, 2020 and $0.4 million during the nine-month period ended October 2, 2021.
(d)	Represents severance costs primarily attributable to the cost reduction plan implemented in April 2020 to reduce operating expenses and to better align our workforce with the needs of the Company in light of the COVID-19 pandemic, as well as other recruitment costs for our senior management changes during the nine-month period ended October 2, 2021.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase shares of our common stock, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and prospects. As a result, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We operate in a highly competitive eCommerce industry and our failure to compete effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

The eCommerce industry, and the off-price premium and luxury goods sector in particular, is highly competitive. We compete with department stores, specialty retailers, independent retail stores, online and physical off-price retailers and other eCommerce companies that market products similar to those that we offer. Our ability to compete depends on many factors within and beyond our control, including:

•	attracting new customers in a cost-effective manner and engaging with existing customers;

•	further developing our data analytics and data science models;

•	maintaining favorable recognition of RueLaLa, Gilt and Shop Premium Outlets, as well as effectively marketing our services to customers;

•	expanding and maintaining brands and products that appeal to customers and fit within our off-price strategy;

•	maintaining and growing our market share; and

•	anticipating and quickly responding to changing trends and customer shopping preferences.

Many of our current competitors have, and potential competitors may have, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, larger customer bases and greater financial, marketing, institutional and other resources than us, all of which may allow such competitors to derive greater revenue than us or to be profitable. Our competitors also may engage in more extensive research and development and marketing efforts, enter or expand their presence in the personalized retail market, and adopt more aggressive pricing policies, which may allow them to operate more efficiently or more profitably. We also expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

Competition, along with other factors such as consolidation within the retail and eCommerce industry and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce prices to our customers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. Such increased competition or industry consolidation, or our inability to execute on the factors described above, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business significantly depends upon the strength of the recognition of the RueLaLa and Gilt brands, and if we are unable to maintain and enhance these brands, our ability to expand our customer base may be impaired and our business, financial condition, results of operations and prospects may be harmed.

We believe that the brand identities, particularly RueLaLa and Gilt, and recognition that we have developed contribute significantly to the success of our business, and we spend a considerable amount of resources on promoting our brand and reputation. We also believe that maintaining and enhancing the reputation and recognition of the RueLaLa and Gilt brands is critical to our ability to expand our customer base and exploit existing and future business opportunities. Maintaining and enhancing our brand identities may require us to make substantial investments and will depend in large part on the success of our marketing and branding efforts and our ability to provide a consistent and high-quality customer experience. We spend a considerable amount of resources promoting our brand and reputation using methods such as targeted online marketing and off-line marketing activities, including TV advertising. Our brand promotion activities may not be successful or cost effective, and any increased revenue resulting from such activities may not offset the expenses we incur. Our RueLaLa and Gilt brands may suffer if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity about us, including our products, technology, customer service, personnel, marketing efforts or brand partners. Even isolated incidents involving the Company, brand partners, agents or third-party service providers, or the products we market and sell, could erode the trust and confidence of our customers and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation. We also anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand identities may become even more difficult and expensive.

We have had operating losses each year since our inception, and we may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception, including a net loss of $(15.9) million and $(16.3) million in 2019 and 2020, respectively, and $(8.8) million for the trailing 12 months ended October 2, 2021, and we may not achieve or maintain profitability in the future. Furthermore, we expect our cost of revenue and operating expenses to continue to increase in the future as we increase our sales and marketing efforts, hire additional personnel, expand our operating infrastructure and expand into new geographies. As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. These efforts and additional expenses may be costlier than we expect and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow, or our revenue may decline for a number of other possible reasons, including reduced demand from customers, increased competition, a decrease in the growth or reduction in size of our overall market, or if we fail for any reason to capitalize on our growth opportunities. Our failure to achieve or maintain profitability in the future could materially adversely affect our business, financial condition and results of operations.

Our costs are continuing to grow, and some of our investments may reduce our operating margin or impede our path to profitability. If we fail to manage our growth and these investments effectively and efficiently, our business, financial condition, results of operations and prospects could be harmed.

Our total costs have increased each year since inception. We anticipate that our expenses will continue to increase in the future as we broaden our customer base, develop and implement new strategies and product offerings, increase our marketing, continue to expand our technical platforms and hire additional associates and contractors to support our expanding operations and operate as a public company.

As we have grown, we have increased our associate headcount, and we expect headcount growth to continue for the foreseeable future. For example, since 2018, we have increased our full-time associate headcount by over 50%, from approximately 608 associates as of May 2018 to 915 associates as of October 2, 2021. To support our continued growth, we must effectively integrate, develop and motivate a large number of new associates while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect that we will need to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new associates. We have had to and may continue to need to increase our associate compensation levels to remain competitive in attracting and retaining talented associates. The risks associated with a rapidly growing workforce will be particularly acute as more competitors enter eCommerce and seek similar technology talent. Additionally, we may not be able to hire new associates quickly enough to meet our needs.

Further growth of our operations, vendor base, fulfillment center, information technology systems or internal controls and procedures may require significant investments and may not be adequate to support our operations. If these efforts are unsuccessful, our ability to grow revenue will be harmed, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our historic growth rates may not be sustainable or indicative of our future growth.

We have experienced significant recent growth, with our net revenue increasing by nearly 30% from $445.5 million in 2018 to $571.9 million in 2020. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our net revenue could grow more slowly than we expect or decline. Furthermore, we may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to achieve or maintain profitability. We believe that continued growth in net revenue, as well as our ability to improve or maintain margins and to achieve or maintain profitability, will depend upon, among other factors, our ability to:

•	acquire new customers and retain existing customers on a cost-effective basis;

•	increase the frequency with which new and existing customers purchase products on our sites through merchandising, data analytics and data science models and technology;

•	identify new and emerging trends in customer preferences;

•	offer additional premium and luxury brands;

•	add new brand partners and deepen our relationships with our existing brand partners;

•	invest in our infrastructure platform; and

•	target additional categories of product.

Further, our net revenue increased by approximately 28.3% for the trailing 12 months ended October 2, 2021 as compared to the trailing 12 months ended September 26, 2020, which we believe was due, in part, to consumer spending patterns and preferences that were influenced by the impacts of the COVID-19 pandemic and government actions in response thereto, including the temporary closures or other operational restrictions experienced by brick-and-mortar or “offline” retailers during part of 2020. In light of the unprecedented nature of the COVID-19 pandemic, we cannot predict what the ultimate impact of the pandemic and government actions taken in response thereto will be on consumer behavior and the durability of the growth we have seen for the trailing 12 months ended October 2, 2021. We may be unable to replicate similar future revenue growth due to, among other things, the continued reopening of the offline economy, lessened governmental and other restrictions on movement and travel, and consumers’ increased willingness to shop offline. For a further description and definition of the COVID-19 pandemic on our business and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 Pandemic.”

Even if our net revenue continues to increase, we expect that our growth rate may slow for a number of other reasons, including if there is a slowdown in the growth of demand for our products, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. Failure to continue to grow our net revenue or improve or maintain margins would adversely affect our business, financial condition, results of operations and prospects.

If personal or other sensitive information is disclosed in an unauthorized manner, or if we or our third-party vendors are subject to real or perceived cyberattacks, data breaches, or other security incidents or compromises, or disruption of information technology systems or software, our customers may curtail use of our platform, we may be exposed to liability, our reputation may suffer, and our operations may be materially harmed and disrupted.

We, and third parties acting on our behalf, receive, collect, access, generate, store, disclose, share, make accessible, protect, secure, transmit, transfer, dispose of, use, store and otherwise process (collectively, “Process”

or “Processing”) personal, confidential and proprietary information, including financial information, names and email addresses, credit card information, information required for identity verification purposes, and other data, from or regarding our customers, prospective customers, employees and contractors, job applicants, brand partners, vendors and other third parties. Our business relies on information technology networks and systems to market and sell our products, Process electronic and financial information as well as personal information, manage a variety of business processes and activities and comply with regulatory, legal and tax requirements. We also depend on a variety of information systems to effectively Process customer orders and other data and rely on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, prospective customers, manufacturers and brand partners around the world. We may rely on information technology networks and systems and data processing systems and applications managed by third-party vendors to Process information and provide these services as well.

The information technology networks and systems owned, operated, controlled or used by us or our vendors to Process information, including personal and other sensitive information, and to perform other business operations, may be vulnerable to damage, disruptions or shutdowns, software or hardware vulnerabilities, data breaches, security incidents, supply-side attacks, failures during the process of upgrading or replacing software, databases or components, power outages, natural disasters, hardware failures, attacks by computer hackers, telecommunication failures, user errors, user malfeasance, computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, denial-of-service attacks and other real or perceived cyberattacks or catastrophic events. Any of these incidents could lead to interruptions or shutdowns of our platform, disruptions in our ability to process customer orders or to track, record or analyze the sale of our products, loss or corruption of data or unauthorized access to or disclosure of personal information or other sensitive information. Cyberattacks could also result in the theft of, or unauthorized access to or use or disclosure of, our intellectual property. We utilize security tools and controls and also rely on our third-party vendors to use sufficient security measures, including encryption and authentication technology, in an effort to protect personal and other sensitive information. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability, or the failure or inability of our vendors, to adequately protect personal or other sensitive or confidential information and there can be no assurance that we or our vendors will not suffer a data compromise, that hackers or other unauthorized parties will not gain access to personal information or other data (including payment card data or confidential business information), or that any such data compromise or unauthorized access will be discovered in a timely fashion.

Security incidents such as ransomware attacks, including those involving organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe, as well as increasingly difficult to detect. We, and our third-party vendors, have been subject to cyber, phishing and social engineering attacks and other security incidents in the past and may continue to be subject to such attacks in the future. If we gain greater visibility, we may face an even higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. Techniques used to obtain unauthorized access to or to sabotage systems change frequently and generally are not known until launched against us or our third-party vendors. We and our third-party vendors may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks or our security measures, or those of our third-party vendors, could fail or may be insufficient, resulting in security breaches, ransomware attacks, significant interruptions, delays, or outages in our operations, and/or the unauthorized disclosure, modification, misuse, unavailability, destruction or loss of personal or other sensitive information. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party vendors or their personnel or other parties. If we or our third-party vendors experience, or are believed to have experienced, a security breach or other security incident or compromise (or if there is a perception that we or a third-party vendor has experienced such an event), it may result in: government enforcement actions that could include investigations, fines, penalties, audits and inspections; class actions or other private litigation that could include penalties and injunctions, including in the form of a large settlement; increased regulatory scrutiny; additional reporting requirements and/or oversight; loss of income; significant extra expenses to restore data or systems or to otherwise remediate or mitigate the issue (including costs for credit monitoring, notification and other related costs); diversions of management’s time and attention; temporary or permanent bans on all or some Processing of personal information; or orders to destroy, not use or to limit the Processing of personal information. Further, individuals or other relevant stakeholders could sue us for our actual or perceived failure to comply with our security obligations, including, without limitation, in class action litigation, which could result in significant damages, attorneys’ fees and other defense costs, and settlement costs. Security incidents could also result in contractual breaches, indemnity obligations, negative publicity, damage to our reputation, and financial loss. Security incidents and vulnerabilities may cause some of our customers and users to stop using our services and our failure, or perceived failure, to meet expectations or legal obligations with regard to the security, integrity, availability and confidentiality of our systems and the Processing of data could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. Applicable data protection laws, privacy policies and data protection obligations (including contractual obligations) may require us to notify relevant stakeholders of a security incident, including affected individuals, customers, regulators and credit reporting agencies, and may also require us to provide other remedies, such as credit monitoring. Such notifications and other remedies are costly, and the notifications or the failure to comply with such requirements, could lead to material adverse impacts, including without limitation, negative publicity, a loss of customer confidence in our services or security measures or breach of contract claims. Additionally, it may be difficult or time-consuming to alleviate the financial, operational and reputational impact of a security incident. For example, to mitigate the impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws prohibit such payments). Furthermore, actual or perceived security breaches or attacks on our systems or those of our third-party vendors may cause us to incur increasing operational costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. We have significantly increased the number of employees and contractors working remotely due to the COVID-19 pandemic, and as our vendors and other business partners have implemented or move to remote work as well, we and our vendors and partners may be more vulnerable to cyberattacks and other security incidents.

Moreover, our employees, contractors, vendors, and other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate personal information, confidential information, or other data, or may inadvertently release or compromise such data or the integrity or confidentiality of information technology networks and systems owned, operated, controlled or used by us or our vendors. This risk has grown in light of the greater adoption of remote work as a response to the COVID-19 pandemic. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

There can be no assurance that the limitations of liability or other risk-mitigation provisions in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable data protection laws, privacy policies or data protection obligations (including contractual obligations) related to information security or security incidents. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from, or to adequately mitigate, liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or material adverse impacts arising out of our privacy and security practices, Processing of data or security incidents we may experience, or that such coverage will continue to be available on commercially reasonable terms or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, is not covered or is excluded from coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could have an adverse and material effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Failure to execute our opportunistic buying strategy and successfully manage our inventory could adversely affect our business, financial condition, results of operations and prospects.

Failure to execute key elements of our off-price business strategy, including opportunistic buying and operating with lean inventory levels, subjects us to risk. If we do not obtain the right products at the right times, in the right quantities, at the right prices, and in the right mix, our revenue, margins and other financial results could be adversely affected. Furthermore, if our products are not generally purchased at prices sufficiently below prices paid by conventional retailers, we may not be able to maintain an adequate overall pricing differential to full-price retailers, including department, specialty and major online retailers. In addition, to respond to customer demand and effectively manage pricing and markdowns, we must appropriately deliver products, maintain an appropriate mix and level of inventory and be flexible in our allocation of floor space at our fulfillment center among product categories.

Our business requires us to manage a large volume of inventory effectively. If our revenue forecasts do not match customer demand, we may experience higher inventory levels and need to take markdowns on excess or slow-moving inventory, or we may have insufficient inventory to meet customer demand, either of which could adversely affect our financial performance. Further, demand may be affected by factors such as shifts in seasonality, rapid changes in product cycles and pricing, product defects, promotions, changes in customer spending patterns, changes in customer tastes with respect to the products we offer and other factors. Shifts in inventory levels may result in fluctuations in the levels of markdowns, product mix, as well as gross margins. Moreover, our customers may not purchase products in the quantities that we expect. We generally do not have the right to return unsold products to our brand partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party vendors, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-downs or write-offs. In addition, if we are required to lower retail prices in order to reduce inventory level or to pay higher prices to our brand partners, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on our ability to maintain a strong assortment of luxury and premium brands. Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated luxury and premium products and harm our business, financial condition, results of operations and prospects.

Together, RueLaLa and Gilt offer over 5,000 premium and luxury brands to customers through our destinations. While we source the majority of our products directly from brands or their licensees, we also source a significant amount of products through indirect channels. Our ability to offer premium and luxury brands and maintain and enhance our relationships with our existing brand partners is critical to expanding our base of customers. Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated premium and luxury products and harm our business and prospects.

Nearly all of the premium and luxury brands that we offer on our sites are sold by competing retailers, and such retailers and certain brand partners have their own proprietary retail stores and/or sites that compete with us. Accordingly, there can be no assurance that any of our brand partners will continue to sell to us, or to meet our quality, style and volume requirements. Our failure to offer our brand partners the ability to present their products in a manner that preserves brand integrity could have an adverse impact on our relationships with such brand partners. Limited availability or loss of brands, or changes to our relationships with existing brand partners, could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future revenue growth rate. For example, we work with a buying agent that sourced products comprising approximately 9% of GMV in 2020. If our relationship with this buying agent was terminated, we would face disruption with respect to our ability to source the products that are currently provided through this buying agent, and we also could face price increases, which could ultimately adversely impact our business, financial condition, results of operations and prospects. Losing brand partners or being restricted by them may cause us to lose customers and hinder our ability to acquire new customers, which may in turn adversely impact our business and results of operations. Any terminations, reductions or limitations by our direct or indirect merchandise vendors who supply our luxury and premium products may limit the quality and diversity of our products, which could adversely affect our business, financial condition, results of operations and prospects.

Our failure to evolve and maintain a relevant, enjoyable and reliable experience for our customers and to meet our customers’ changing shopping preferences could adversely affect our customer relationships.

We seek to provide a relevant, enjoyable and reliable experience for our customers and to meet our customers’ evolving shopping preferences. To do so, we must continuously offer differentiated products and brands and anticipate evolving fashion trends. We must also provide our customers with superior service throughout their shopping experience and keep up-to-date with current technology trends, including the proliferation of mobile usage, evolving creative user interfaces and other eCommerce marketing trends related to customer acquisition and engagement, among others, which may increase our costs or fail to yield higher net revenue or more customers. We must also keep up with evolving shopping preferences, including convenient and low-cost or free shipping options. Although we continually analyze trends in the way our customers shop, in an effort to maximize incremental revenue, we may not gather accurate and relevant data or effectively utilize that data to accurately predict our customers’ shopping preferences, which may impact our strategic planning and decision making. If we are not successful at developing and providing a convenient, consistent and enjoyable shopping experience for our customers or providing our customers the products they want, when and where they want them, our business, financial condition, results of operation and prospects could be adversely affected.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net revenue or achieve profitability.

Our success depends on our ability to acquire customers in a cost-effective manner. To expand our customer base, we must attract customers who may have historically shopped for premium and luxury products through other means, such as through shopping at traditional brick-and-mortar retailers or purchasing directly from luxury and premium brands. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we engage in social media marketing campaigns, which primarily consist of paid advertisements through Facebook. Such campaigns are expensive and may not result in the cost-effective acquisition of customers. The net profit from new customers we acquire ultimately may not exceed the cost of acquiring those customers. If we fail to meet customer expectations, or if customers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire customers in a cost-effective manner or acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our vendors, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

We obtain a significant amount of traffic to our sites via social networking websites or other channels used by prospective customers. As eCommerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop, scale or maintain these relationships on acceptable terms, if at all. We also use paid and non-paid advertising. We acquire and retain customers through personalized email marketing, retargeting, paid search/product listing ads, affiliate marketing, paid social, and mobile “push” communications through our mobile apps. Digital channels and search engine companies change their algorithms periodically, and our rankings in organic searches and visibility in social media feeds could be adversely affected by those changes. Such channels and companies may also change their terms or guidelines or determine that we are not in compliance with their guidelines and penalize us, including in their algorithms. Further, our media or advertising partners could decide to make changes to their ad platforms, which could make our strategies less effective. Even with an increase in marketing spend to offset any loss in traffic as a result of such changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change or penalize us with their algorithms, terms of service, display or featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers. Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. Certain high performing channels may in the future become less popular, we may become less successful in our efforts to market using certain channels, or we may be unable to adapt to changes in channel popularity, all of which would impact our ability to market and sell to customers. With respect to our email marketing efforts, if we are unable to successfully deliver emails to our customers or if customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition, results of operations and prospects could be harmed.

The off-price premium and luxury sector is driven in part by fashion and beauty trends, which may shift quickly. As our success depends on our ability to meet customer demand and expectations, we work to identify consumer trends and preferences on an ongoing basis and offer inventory and shopping experiences that meet such trends and preferences. However, we may not do so effectively and/or on a timely basis across our diverse product categories.

Our success largely depends on our ability to consistently gauge tastes and trends and provide a balanced assortment of products that satisfies customer demands in a timely manner. Our failure to anticipate, identify or react in a timely manner to changes in customer preferences, trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our ability to achieve or maintain profitability and have a material adverse effect on our business, financial condition, results of operations and prospects. Failure to respond to changing customer preferences and fashion trends, particularly unanticipated changes such as those that resulted from the COVID-19 pandemic, could also negatively impact our brand image with our customers and result in diminished brand loyalty. Furthermore, there can be no assurance that customers will continue to purchase products from us in the future.

The customer experience that we provide is highly dependent on third parties and external factors over which we have little or no control.

Our ability to provide a high-quality customer experience is highly dependent on external factors over which we may have little or no control. These factors include the reliability and performance of our brand partners, logistics providers, third-party carriers and other service providers, our ability to maintain a strong assortment of luxury and premium brands and the reputation and desirability of the products provided by our brand partners. If these third parties do not meet our expectations or those of our customers, or if they increase their prices, our business may suffer irreparable damage, or our costs may increase. In addition, maintaining and enhancing relationships with brand partners and service providers may require us to make substantial investments, which may not be successful. There can be no assurance that we will be able to maintain our relationships with brand partners or service providers on terms that are favorable to us, or at all.

If we are unable to maintain these relationships, or find suitable replacements or alternatives for such brand partners or service providers, or if our arrangements with such brand partners or service providers are modified so that the economic terms become less favorable to us, then our business could be materially adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. 70% of our GMV is generated through mobile transactions. We depend on our customers downloading our specific mobile applications, or apps, for their particular device or accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile apps into mobile devices, if problems arise with our relationships with providers of mobile operating systems or app stores, such as from Apple or Google, or if we face increased costs to distribute or have customers use our mobile apps.

The screen size, functionality, and memory associated with mobile phones, smartphones, laptops and tablets may make the use of our sites and purchasing our products more difficult. The versions of our sites that appear on these devices and our mobile app may not be compelling to our customers, and we cannot be certain that our mobile applications or our mobile-optimized sites will be successful in the future. As existing mobile devices and platforms evolve and new mobile devices and platforms are released, we may be unable to predict the problems associated with adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract customers to our sites through these devices or are slow to develop a version of our sites or mobile apps that are more compatible with alternative devices or a mobile application, we may fail to capture a significant share of consumers. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially adversely affected.

We are dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or apps, limit or discontinue our access to a particular platform, or give preferential treatment to competitive products or services, could adversely affect the usage of our sites on mobile devices. We are also subject to the policies and terms of service of the providers of such operating systems and mobile application download stores such as the Apple App Store and the Google Play Store, which govern the promotion, distribution, content, and operation of our mobile applications. Each provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Additionally, mobile application download stores have imposed, and are likely to continue imposing, certain privacy- and security-related restrictions and controls on the providers and applications within their marketplaces. For example, Apple released a software update in 2021 that, by default, blocks advertisers from tracking certain mobile device activity unless affirmative consent is obtained.

Furthermore, in the past, some of these platforms have been unavailable for periods of time and they may become unavailable in the future. Unavailability, changes, bugs, or technical system issues could degrade the user experience for our customers. There may also be changes to mobile hardware or software technology that make it more difficult for our customers to access and use our platform on their mobile devices, which could adversely affect our customer growth and engagement. If any of these events recurs on a prolonged, or even short-term, basis, or other similar issues arise that impact customers’ ability to access or use our apps or, our business, financial condition, results of operations, prospects or reputation may be harmed.

In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on the providers of mobile operating systems and mobile application download stores to offer and promote our apps. If we are unable to maintain a good relationship with such providers, our business will suffer.

We are subject to the policies and terms of service of third-party platforms and mobile application download stores such as the Apple App Store and the Google Play Store, which govern the promotion, distribution, content, and operation of our mobile application. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also add fees associated with access to and use of its platform, alter if and how we are able to advertise on the platform, prevent our application from being offered on their platform, change how the personal information of users are made available to application developers or operators on the platform, or limit the use of personal information for advertising or other purposes. If we violate, or a platform provider believes we have violated, a platform provider’s terms of service (or if there is any change or deterioration in our relationship with these platform providers), that platform provider could limit or discontinue our access to the platform. If a platform provider establishes more favorable relationships with one or more of our competitors, or such platform provider determines that we are a competitor, our access to a platform may be limited or discontinued entirely. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition, results of operations and prospects. Furthermore, in the past, some of these platforms have been unavailable for periods of time and they may become unavailable in the future. Unavailability, changes, bugs, or technical system issues could degrade the user experience for our users. There may also be changes to mobile hardware or software technology that make it more difficult for our users to access and use our platform on their mobile devices, which could adversely affect our user growth and user engagement. If any of these events recurs on a prolonged, or even short-term, basis, or other similar issues arise that impact users’ ability to access or use our apps or, our business, financial condition, results of operations, prospects or reputation may be harmed.

Our business has been and may continue to be materially and adversely affected by the impact of the ongoing COVID-19 pandemic.

The impacts from the ongoing COVID-19 pandemic, including stay at home orders and advisories, travel restrictions, restrictions on public gatherings and limitations on business operations, have had and may continue to have an adverse impact on our business operations, financial position and liquidity. For example, our gross margins decreased during 2020 as compared to 2019 due to the shift in products category mix and increased discounts that we implemented beginning in the second quarter of 2020. Our ability to allocate, deliver and maintain an appropriate mix and level of inventory and meet customer demands also was impacted during 2020 by strategic decisions we made to cancel certain orders from brand partners and temporary shipping delays, which affected decisions on markdowns. Additionally, an overall increase in shipping demands, as consumers gravitated toward eCommerce while brick-and-mortar stores remained closed or due to social distancing measures, resulted in higher shipping costs due to capacity constraint and competitive wage pressure among third-party logistics service providers during 2020. The COVID-19 pandemic has impacted and may continue to impact the financial viability or business operations of some of our vendors and transportation or logistics providers, and may in the future interrupt and further increase costs for, our supply chain and could require additional changes to our operations.

The extent of the impact of the COVID-19 pandemic on our business will depend on future developments, which remain highly uncertain and difficult to predict, including the duration, severity and sustained geographic spread of the pandemic, additional waves of increased infections, the virulence and spread of different strains of the virus, and the extent to which associated prevention, containment, remediation and treatment efforts, including global vaccination programs and vaccine acceptance, are successful.

The OSHA vaccine mandate for employers with more than 100 employees could have a material adverse impact on our business, financial conditions, results of operations and prospects.

On September 9, 2021, President Biden announced plans for the federal Occupational Safety and Health Administration (“OSHA”) to issue an Emergency Temporary Standard (“ETS”) mandating that all employers with more than 100 employees ensure their workers are either fully vaccinated against COVID-19 or produce, on a weekly basis, a negative COVID-19 test (the “vaccine mandate”). On November 4, 2021, OSHA issued the ETS, which will require covered employers to comply with the vaccine mandate beginning on January 4, 2022 or face substantial penalties for non-compliance. In addition to vaccine mandate, it is possible that additional, more protective vaccine mandates may be announced by state or local jurisdictions that could have a material adverse impact on our workforce and operations.

Although we cannot predict with certainty the impact that the vaccine mandate and any other related measures will have on our workforce and operations, these requirements and any future requirements may result in attrition and impede our ability to recruit and retain our workforce. These measures also may further disrupt the national supply chain, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Measures intended to prevent the spread of COVID-19 may negatively impact our operations.

In response to the COVID-19 pandemic and the government mandates implemented to control its spread, we implemented new practices and protocols, including remote working, enhanced cleaning protocols, social distancing and additional health and safety protocols that resulted in additional payroll and continued or increased expenses while potentially impacting sales opportunities. Some of these pandemic-related expenses and/or operational limits have continued into 2021 and we expect they may continue to some extent in the future. In addition, the pandemic may have changed our employees’ willingness or ability to staff our fulfillment center and offices or otherwise continue employment as a result of health concerns, economic pressures, lifestyle changes or otherwise. As a result, we expect to adopt a hybrid work from home policy. However, this may change based on variables outside our control relating to the continued spread or new variants of COVID-19. Furthermore, any policies that we adopt may not adequately address evolving employment trends or could fail to match pre-COVID-19 employee productivity and satisfaction, and our business and operating results could be adversely affected.

If our employees are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, office closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Further, remote work arrangements may increase the risk of cybersecurity incidents, data breaches or cyberattacks, which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, personal information, interruptions or delays in the operation of our business, damage to our reputation and any government-imposed penalty. See the Risk Factor titled “If personal or other sensitive information is disclosed in an unauthorized manner, or if we or our third-party vendors are subject to real or perceived cyberattacks, data breaches, or other security incidents or compromises, or disruption of information technology systems or software, our customers may curtail use of our platform, we may be exposed to liability, our reputation may suffer, and our operations may be materially harmed and disrupted” for additional information in this regard. Our ability to return to normalized operations and the timing of such a return cannot be predicted at this time.

We use social media, emails and text messages for marketing purposes, and if we or third parties do not comply with applicable laws and regulations, or act in a manner that contradicts our core values or in ways that are negatively perceived by our customers, our reputation may be adversely impacted and we may become subject to fines or other penalties.

We use third-party social media platforms, as well as emails and text messages, as marketing tools, including through paid social marketing, personalized email marketing, text message marketing and mobile “push” communications through our mobile apps. For example, RueLaLa and Gilt each maintain an active presence on social media, including on Instagram, Snapchat, Facebook, Twitter and YouTube. Negative commentary regarding us, our products or other third parties who are affiliated with us, or who are perceived to be affiliated with us, may also be posted on social media platforms, which could adversely impact our reputation or business. Social media users also could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. Any inappropriate use of social media, emails, and text messages could also cause reputational damage. It is not always possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy.

Additionally, our use of text messaging subjects us to the Telephone Consumer Protection Act (“TCPA”) and similar laws, rules and regulations. The TCPA imposes significant restrictions on the ability to make certain telephone calls or send certain text messages to mobile telephone numbers without the prior consent of the person being contacted. Claims that we, or third parties acting on our behalf or at our direction, have violated the TCPA or related laws, rules or regulations could result in litigation (including class action lawsuits), which could be costly to defend and, if successful, could expose us to substantial statutory damages, as well other liabilities and adverse consequences, including reputational loss.

As eCommerce and social media platforms continue to rapidly evolve and new platforms and methods of customer outreach develop, we must continue to maintain and expand our presence on these platforms and establish presences on new or emerging popular social media platforms, as well as develop innovative methods to market our products and communicate with our customers. If we are unable to do so, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations that govern the use of these channels rapidly evolve, the failure by us, our employees or third parties acting on our behalf or at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to investigations, fines, other penalties or lawsuits. Any increases in the use of social media for product promotion and marketing may increase our compliance costs as we seek to avoid violating applicable regulations. In addition, our employees or third parties acting on our behalf or at our direction may knowingly or inadvertently use social media, including through advertisements, in ways that make problematic marketing claims or lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or personal information of our business, employees, users, merchants, or others.

Damage to our corporate reputation could adversely affect our revenue and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our relationships with our customers and our reputation are based, in part, on subjective perceptions. Any incidents involving us, the brands or products that we offer, our executives and other employees, our Board of Directors, our policies and practices, our third-party providers, our brand partners, others within our supply chain and our industry that erode consumer trust or confidence could adversely affect our reputation and impact our business, particularly if the incidents result in significant adverse publicity, protest, litigation, or governmental inquiry. Customer complaints or negative publicity about our sites, product offerings, delivery times, customer data handling and security practices or customer support, or other incidents that are publicized through traditional or digital media platforms, including social media, websites, blogs and other forums that facilitate rapid, broad communications to an audience of consumers and other interested persons could rapidly and severely diminish customers’ use of our sites and apps, as well as customer and brand partner confidence in us, and may adversely affect our reputation, even if the information is inaccurate, incomplete or unverified. Similarly, challenges or reactions to action (or inaction), or perceived action (or inaction), by the Company to crises, including the COVID-19 pandemic, or on issues like corporate responsibility, responsible sourcing, environmental sustainability, inclusion and diversity (including racial justice and equity), human rights, politics and lobbying, privacy, merchandising, product safety, compensation and benefits, labor compliance, workforce reductions or other employment actions, or other sensitive topics, and any perceived lack of transparency about such matters, could harm our reputation, particularly as expectations of corporate action and of companies’ corporate responsibility obligations have changed and may continue to change.

This kind of reputational damage could occur locally or globally and could impact the Company or our individual brand identities. Damage to the reputation of the Company and brands that we offer could result in declines in customer loyalty and sales, affect our vendor relationships and/or business development opportunities, limit our ability to attract and retain quality employees, divert the attention and resources of management, including to respond to inquiries or additional regulatory scrutiny, and otherwise adversely affect our business.

If we fail to successfully implement our various marketing strategies or if our competitors’ programs are more effective than ours, our revenue or results of operations may be adversely affected.

If our marketing strategies are not as successful or cost effective as anticipated, our revenue and results of operations could be adversely affected. Some of our competitors may expend more resources on marketing than we do, or use different approaches, which may provide them with a competitive advantage. External factors beyond our control, including general economic conditions and decreased discretionary consumer spending, may also impact the success of our marketing initiatives or how much we decide to spend on marketing in a given period. For example, in response to the COVID-19 pandemic, we reduced our marketing expenditures in 2020, which led to fewer new customers being acquired in 2020.

Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult, such as the increased costs we have seen in certain digital marketing channels. We may also adjust our marketing activity from period to period as we launch new initiatives or offerings. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur.

If we fail to retain existing customers or maintain Average Order Value levels, we may be unable to maintain our net revenue and gross margins, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our net revenue is generated from sales to existing customers, particularly those who are highly engaged and make frequent and/or large purchases of the products that we offer. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or decrease their spending on the products we offer could negatively impact our operating results. Further, if we are unable to increase sales to our existing customers over time, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and Average Order Value, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our business is affected by seasonality, which could result in fluctuations in our results of operations.

Our industry is seasonal in nature. Historically, we have recognized a significant portion of our net revenue and operating profit or loss in the fourth quarter of each fiscal year as a result of increased sales during the holiday season, followed by decreased activity in the first quarter of the following fiscal year. We expect this seasonality trend to continue. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our financial condition and results of operations for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brand partners’ supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations for our entire fiscal year.

Our business model will require us to continue to improve and develop new data analytics and data science models and innovations in the use of customer data.

Our business model relies heavily on data capabilities that we use to analyze customers’ browsing behavior and purchase history, which we use to enhance customers’ shopping experience, improve our merchandising efforts and manage inventory. If we do not continue to improve and develop new data analytics and data science models and innovations in our use of customer data, or to attract and retain skilled personnel to analyze our data, our business will be adversely affected. Moreover, negative public perceptions with respect to use of customer data or personal information or efforts by providers of mobile operating systems to limit our ability to use or to effectively analyze customer data, along with new or enhanced laws and regulations, could impede our ability to continue or enhance our use of customer data, which may have an adverse effect on our business and results of operations.

We internally track certain metrics, which we do not independently verify, and this data, as well as data that we receive from third parties, are subject to inherent challenges in measurement. Real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics and data science models tools, which have certain limitations. We do not independently verify our internally-tracked metrics with third-party measurements. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

While we believe our metrics are reasonable estimates, the methodologies used to measure these metrics may be susceptible to technical or other errors, including with our algorithms. Our internal tools and processes have a number of limitations and may not detect instances of fraud, abuse or error, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes, including to historical metrics. Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics and data science models tools we use or issues with the data received from third parties, or if our internal data analytics and data science models contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If our performance metrics are not accurate representations of the reach or monetization of our network, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, financial condition and operating results could be adversely affected.

Product returns or refunds could harm our business.

We allow our customers to return products under certain circumstances, and we offer refunds, subject to our return and refunds policy. In addition, some of our agreements with our brand partners provide that we are responsible for the costs of certain returns. If product returns or refunds are significant or higher than anticipated, our business, financial condition and results of operations could be adversely affected. Further, we and our brand partners may modify policies relating to returns or refunds from time to time, which may result in customer dissatisfaction and harm to our reputation, or an increase in the number of product returns or the amount of refunds we make. From time to time, products are damaged in transit, either to us, to customers, or to parties receiving returns, which can increase return rates and adversely impact our results of operations.

The brands that we offer, as well as retailers who may carry such brands and the products we offer, set their own retail prices and promotional discounts, which could adversely affect our value proposition to buyers.

Brands, and certain of our brand partners, set pricing for their own items through their own channels, and retailers set pricing for the items they carry. Any of these parties may offer promotional discounts on products that are similar or identical to products we offer for sale through our platform. Promotional pricing by these parties may adversely affect the relative value of the items we offer for sale. These pricing changes and promotional discounts could, as a result, adversely affect our business, financial condition, results of operations and prospects.

We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Customers consider our offerings to be premium and luxury products and may purchase fewer or lower-priced products if their discretionary income decreases. As a result, our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending and consumer confidence. Consumer purchases of discretionary items, including the products that we offer, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, public health crises such as the ongoing COVID-19 pandemic, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise, in order to maintain sales. Such actions may adversely affect our margins and net revenue.

In addition, negative national or global economic conditions may adversely affect our brand partners’ financial performance, liquidity and access to capital, which may affect their production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

We may expand our business through acquisitions of other businesses or technologies, which may divert management’s attention and/or prove to be unsuccessful.

We may acquire businesses or technologies in the future that we believe could complement or expand our business and platforms. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

•	incorporating new businesses and technologies into our infrastructure, and associated unanticipated costs;

•	consolidating operational and administrative functions;

•	the acquired business retaining our access or retaining use rights to the assets acquired;

•	adverse effects on existing business relationships with brand partners and other third parties;

•	risks associated with entering new markets in which we may have limited or no experience;

•	coordinating outreach to our customer base;

•	maintaining morale and culture and retaining and integrating key employees;

•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

•	identifying and assuming liabilities related to the activities of the acquired business before the acquisition, including for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions or achieve the synergies that we expect, or in the time frame we expect. We may also fail to acquire companies or technologies whose market power or technology could be important to the future success of our business. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

We may require additional capital to support business growth, and this capital might not be available on terms favorable to us, when we require it or at all or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including potential acquisitions, the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it or at all, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks and uncertainties described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenue for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by customers, employees, brand partners, competitors, government agencies or others. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, unfavorably color our brand identities, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or obligations, fines, penalties, injunctive relief or other nonmonetary obligations, or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Shop Premium Outlets has a limited operating history in an uncertain market and unproven long-term viability.

The prospects for our Shop Premium Outlets business, including revenue and income potential, are uncertain. We have only operated Shop Premium Outlets since 2019 and, accordingly, have a limited operating history upon which to evaluate Shop Premium Outlets’ future prospects, as well as how we will respond to competitive, financial or technological challenges. In addition, we have limited insight into trends that may emerge and affect the Shop Premium Outlets business, and limited experience responding to such trends. As our Shop Premium Outlets offering differs from our Rue+Gilt business model, we may make errors in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. Further, the customer experience for our Shop Premium Outlets business is highly dependent on attracting and maintaining relationships with desirable retailers and merchants who sell products through our marketplace. If we are unable to maintain or grow such relationships, or if consumers have negative experiences with such merchants, our business would be harmed. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so could cause our business, financial condition, results of operations and prospects to suffer or fail.

Our Shop Premium Outlets business relies on services provided by Simon and agreements that we have entered into with Simon, including a trademark license agreement. If the terms upon which these services are provided change, our access to these services is discontinued or the trademark license agreement is terminated, we may not be able to capitalize on our investment in our Shop Premium Outlets business.

Our Shop Premium Outlets business relies on services provided by Simon and agreements that we have entered into with Simon. Such services relate to, among other things, ongoing promotional and customer outreach services, including dedicated Shop Premium Outlets emails, promotional placement of Shop Premium Outlets on Simon’s website, media placements at certain of its properties, social media promotions and public relations services, pursuant to agreements that we have in place with Simon.

We also have entered a trademark license agreement with Simon, pursuant to which we license from Simon certain of Simon’s trademarks, including the “SPO” and “SHOP PREMIUM OUTLETS” word marks, as well as a trademark that uses Simon’s logo in conjunction with “SHOP PREMIUM OUTLETS,” which we refer to as the “Simon SPO Combination Trademark.” See “—Certain Relationships And Related Person Transactions.” Simon has the right to terminate our ability to use the Simon SPO Combination Trademark in certain circumstances, including if Simon’s ownership in shares of our common stock falls below a specified threshold, defined as 25% of the shares of our common stock that Simon owned following Simon’s strategic equity investment and our acquisition of Shop Premium Outlets (the “Simon Continuing Ownership Threshold”). Additionally, Simon has the ability to terminate the trademark license agreement if certain merchandise sales thresholds are not met by a certain date, among other reasons. We also are subject to non-compete provisions that prohibit us from operating any eCommerce outlet marketplace that sells and ships outlet goods to customers, other than Shop Premium Outlets, as long as Simon maintains the Simon Continuing Ownership Threshold.

Moreover, as of             , 2021, Simon held         % of our common stock, and upon the completion of this offering, Simon is expected to hold approximately         % of our common stock, and will therefore be able to continue to exert significant influence over us. There can be no assurance that we will be able to maintain our relationship with Simon on terms that are favorable to us, or at all. If we fail to maintain our relationship with Simon, or if our arrangements with Simon are modified so that the terms become less favorable to us, then our Shop Premium Outlets business could be materially adversely affected.

If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition, results of operations and prospects could be adversely affected.

Our success, including our ability to anticipate and effectively respond to changing style trends, depends in part on our ability to attract and retain key personnel on our executive team, particularly our chief executive officer, and in our merchandising, data science, engineering, marketing and other organizations. Competition for key personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We do not have long-term employment agreements with any of our personnel. If we are unable to retain, attract and motivate talented employees with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, we may not achieve our objectives our business, financial condition, results of operations and prospects could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, each of our Chief Executive Officer, President / Chief Merchandising Officer and Chief Financial Officer / Chief Operating Officer has unique and valuable experiences leading the Company. If any of them were to depart or otherwise reduce their focus on the Company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.

In addition, our customer service function is primarily handled in-house. If we are unable to adequately staff our customer service function to meet demand, or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our operating results could be harmed.

Risks Related to Our Operations

Our business, including our supply chain and the costs that we incur, is subject to risks associated with sourcing, manufacturing, warehousing, distribution and logistics, which could negatively impact our business.

We do not manufacture any of the products that we offer on our sites, which are sourced through our brand partners. As a result, we may be subject to price fluctuations or demand disruptions, which could negatively impact our operating results. Our operating results would be negatively impacted by increases in the costs of the products that we receive from our brand partners or significant increases in shipping costs, and we have no guarantees that costs will not rise. In addition, as we expand into new categories and product types, we may not have comparatively strong purchasing power as we historically have seen in our current categories, which could lead to higher prices. We may not be able to pass increased prices on to customers, which could adversely affect our operating results.

In addition, products and materials we receive from brand partners may not be of sufficient quality or free from damage, or such products may be damaged during shipping, while stored in our fulfillment center or when returned by customers. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our products do not meet their expectations, are not properly labeled or are damaged.

Further, if any of our brand partners becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact their operations, and we are unable to replace the loss of any such brand partner, we may experience a competitive disadvantage, our business may be disrupted or our business, financial condition, results of operations or prospects could be adversely affected.

Our ability to timely deliver products to customers is dependent on a single fulfillment center. If we suffer a loss of, or disruption in, our only fulfillment center, our business and operations could be adversely affected.

Our ability to timely deliver products to customers located throughout the U.S. is dependent on a single fulfillment center. We lease an approximately 400,000-square-foot fulfillment center in Shepherdsville, Kentucky and rely on this center to receive, store and distribute products to our customer base. If we do not have sufficient fulfillment capacity, are unable to adequately and effectively staff our fulfillment center, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers. Furthermore, any significant interruption in the operation of the fulfillment center due to natural disasters or severe weather, events such as fire, accidents, power outages, system failures, public health issues such as the current COVID-19 pandemic (or other future pandemics) or other unforeseen causes could damage a significant portion of our inventory.

If we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment center, our business, financial condition, results of operations and prospects could be harmed.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. Our failure to optimize and operate our fulfillment center successfully and efficiently could result in excess or insufficient fulfillment capacity, increases in costs or impairment charges or other harm to our business. If we do not have sufficient fulfillment capacity or experience problems fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers. Moreover, if we are unable to adequately staff our fulfillment center to meet demand, or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our operating results could be harmed. Operating a fulfillment center comes with risks such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and operating results may be harmed.

If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment center are fixed, and any expansion of such fulfillment center will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations. If we continue to add fulfillment center capability, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, results of operations and prospects.

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, result of operations and prospects.

We primarily rely on one major vendor for our shipping. If we are unable to negotiate acceptable pricing and other terms with this vendor or if this vendor experiences performance problems or other difficulties, our operating results and customer experience could be negatively impacted. In addition, our ability to receive inbound inventory efficiently and ship products to customers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, public health crises (including the current COVID-19 pandemic and future pandemics) and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our brand partners. Furthermore, the escalating trade dispute between the U.S. and China could lead to increased tariffs on our goods and restrict the flow of the goods between the U.S. and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would adversely affect our business, financial condition, results of operations and prospects.

Our results may be adversely affected by increased utility, transportation or logistics costs; reduced availability or increased cost of oil or other fuels; or increased costs of other commodities.

Energy and fuel costs can fluctuate dramatically and, at times, have resulted in significant cost increases, particularly for the price of oil and gasoline. An increase in the price of oil increases our transportation costs for distribution, utility costs and costs to purchase our products from brand partners. Increased regulation related to environmental costs, including cap and trade, carbon taxes or other emissions management systems could also adversely affect our costs of doing business, including utility, transportation and logistics costs, as could other shortages or disruptions impacting transportation, such as those relating to trucking and freight hauling. For example, in recent years, increased freight cost related to labor, equipment and capacity shortages, as well as other factors, had an impact on our margins, and in 2020, the COVID-19 pandemic impacted operations of many third parties along our supply chain, impacting our inventory flow and financial performance. Similarly, other commodity prices can fluctuate dramatically. Such increases can impact the cost of products, which could adversely affect our performance through potentially reduced consumer demand or reduced margins.

Adverse or unseasonable weather may adversely affect our revenue and operating results.

Adverse or unseasonable weather, such as storms, severe cold or heat or unseasonable temperatures (even if not extreme) may affect customers’ buying patterns and willingness to shop at all or in certain categories we offer, particularly in apparel and seasonal products, possibly impacting our revenue and customer satisfaction with our offerings and increasing our markdowns. As a result, our business could be adversely affected.

Any failure by us or our brand partners to comply with product safety, labor or other laws, or to provide safe conditions for our or their workers may damage our reputation and harm our business.

The products we sell to our customers are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. As a result, such products have been, and could be in the future, subject to recalls and other remedial actions. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may require us to voluntarily remove selected products from our inventory. Such recalls or voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

We purchase our products from numerous domestic and international brand partners. Concerns or issues with the quality, safety and sourcing of products, particularly with products subject to increased levels of regulation or inquiry, or the authenticity of products, regardless of whether unverified or not our fault, and failure of our brand partners to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us.

If our brand partners fail to use ethical business practices and fail to comply with changing laws and regulations, our brand identities could be harmed due to negative publicity.

Our core values, which include providing the most engaging online off-price style destinations while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our brand partners or their businesses, and they may not comply with our guidelines or the law. Any lack of compliance could lead to reduced sales or recalls or damage to our reputation or cause us to seek alternative brand partners, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, we rely on our brand partners’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring the products we offer or other business practices worldwide.

Increases in labor costs, including wages, could adversely affect our business, financial condition, results of operations and prospects.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the U.S., as well as the minimum wage in a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition, results of operations and prospects. Further, if we fail to pay such higher wages, we could suffer increased employee turnover. Increases in labor costs, competitive pressures and other factors could force us to increase prices, which could adversely impact our business, financial condition and results of operations. In particular, the job markets in Boston and New York, where our principal offices and where the majority of our corporate associates are located, are very competitive.

System interruptions that impair customer access to our sites or our ability to process orders and other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

We use both complex custom-built proprietary software and third-party services in our technology infrastructure. We seek to continually update and improve our proprietary technology, but we may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we have in the past and may in the future experience slowdowns or interruptions in some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. In the event that our agreement with third-party service providers, is terminated, or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control and for which we may not receive advance notice.

Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect the user experience provided to our customers, as well as our customers’ perception of our brand. We may also experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we may be required to further expand, scale and upgrade our technology, transaction processing systems and network infrastructure, or endeavor to adopt additional measures and processes to accommodate increased traffic and volume. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must endeavor to continue to enhance and improve the responsiveness, functionality and features of our sites and infrastructure, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Accordingly, we redesign and enhance various functions on our sites and infrastructure on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown or failure of our sites and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We rely on AWS to host our Rue+Gilt platform, and any disruption of service from AWS or material change to our arrangement with AWS could adversely affect our business.

We currently host our Rue+Gilt platform and support some of our operations using Amazon Web Services (“AWS”), a provider of cloud infrastructure services. We do not control the operations of AWS’s facilities. AWS’s facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events or could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these events, a decision to close the facilities or cease or limit providing services to us without adequate notice or other unanticipated problems could result in interruptions to our platform, which may be lengthy. Our platform’s continuing and uninterrupted performance is critical to our success and customers may become dissatisfied by service interruption. Sustained or repeated system failures could reduce the attractiveness of our platform to customers, cause our customers to decrease their use of or stop using our platform and otherwise adversely affect our business. Moreover, negative publicity from disruptions could damage our reputation.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we cannot renew our agreement or are unable to renew on commercially reasonable terms, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure or other data center. If these providers charge high costs for, or increase the cost of, their services, we will experience higher costs to operate our business and our operating results may be adversely impacted. Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete. Switching our operations from AWS to another cloud or other data center provider would also be technically difficult, expensive and time consuming.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

If the use of “cookie” tracking technologies is further restricted, regulated, or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business, financial condition, results of operations and prospects.

Cookies are small data files that are sent by websites and stored locally on an Internet user’s computer or mobile device. We, and third parties who work on our behalf, collect data via cookies that is used to track the behavior of visitors to our sites, to provide a more personal and interactive experience, and to increase the effectiveness of our marketing, and we may expand our use of cookies in the future. Many countries have adopted, or are in the process of adopting, regulations governing the use of cookies and similar technologies, and individuals may be required to “opt-in” to the placement of cookies used for purposes of marketing. For example, we may be subject to existing and evolving European Union and United Kingdom laws and regulations regarding cookies and e-marketing. In the

European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are likely to be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the European Union and United Kingdom, informed consent may be required for the placement of a cookie on a user’s device and for direct electronic marketing. While the text of the ePrivacy Regulation is still under development, a recent European Court of Justice decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies under existing law. Additionally, the California Consumer Privacy Act (“CCPA”), which took effect in January 2020, places restrictions on the “sale” of personal information. The California Privacy Rights Act (“CPRA”), which was passed in November 2020 and will take effect in January 2023 (with a lookback for certain requirements to January 2022), amends and expands the CCPA and places additional restrictions on the “sharing” of personal information for purposes of cross-context behavioral advertising. If regulators implement or continue or start to take stricter approaches to the regulation of cookies and other technologies, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technologies could adversely affect our ability to market effectively, and thus adversely affect our business, results of operations and financial condition.

Internet users can disable, delete and block cookies at any time directly through browser settings or through other software, browser extensions, or hardware platforms that physically block cookies from being created and stored. Cookies may be deleted or blocked by Internet users who do not want information to be collected about them. The most commonly used Internet browsers – Chrome, Firefox, Internet Explorer and Safari – allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. In January 2020, Google publicly stated it intends for Chrome to block third-party cookies at some point in the following 24 months. In April 2021, Google began releasing software updates to its Chrome browser with features to phase-out third-party cookies. Mobile devices allow users to opt out of the use of mobile device IDs for targeted advertising. Additionally, the Safari browser currently blocks some third-party cookies by default and has recently added controls that algorithmically block or limit some cookies. Other browsers have added similar controls. If more Internet users adopt these or other settings or delete their cookies more frequently than they currently do, or restrictions are imposed by advertisers and publishers, there are changes in technology or new developments in laws, regulations or industry standards around cookies, our business could be harmed.

For in-app advertising, data regarding interactions between users and devices are tracked mostly through stable, pseudonymous mobile device identifiers that are built into the device operating system with privacy controls that allow users to express a preference with respect to data collection for advertising, including to disable the identifier. These identifiers and privacy controls are defined by the developers of the mobile platforms and could be changed by the mobile platforms in a way that may negatively impact our business.

Furthermore, mobile application download stores, such as those of Apple Inc. or Google Inc., have imposed, and are likely to continue imposing, certain privacy- and security-related restrictions and controls on the collection and use of data, including for advertising purposes, by providers and applications within their marketplaces. For example, Apple released a software update in 2021 that, by default, blocks advertisers from tracking certain mobile device activity unless affirmative consent is obtained.

As the collection and use of data for digital advertising has received ongoing media attention over the past several years, some government regulators, such as the FTC, and privacy advocates have raised significant concerns around observed data. For example, there have been an array of tracking-related efforts, suggestions and (e.g., Do Not Track and Global Privacy Control signals). However, the potential regulatory and self-regulatory landscape is inherently uncertain, and there is not yet a consensus definition of tracking, nor agreement on what would be covered by “do-not-track” or similar functionality. There is activity by the major Internet browsers to default set on “do-not-track” or similar functionality, including by Apple Safari and Firefox. It is not clear if other Internet browsers will follow. Substantial increases in the rate and number of people opting out of various data collection processes and/or regulations of tracking methods could have a negative impact on our business.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

Our reliance on software-as-a-service technologies from third parties may adversely affect our business and results of operations.

We rely on software-as-a-service technologies from third parties in order to operate critical functions of our business, including Salesforce, Snowflake and Shopify. If these services become unavailable due to extended outages or interruptions or if we are unable to continue using them on commercially reasonable terms or prices, or for any other reason, our ability to send marketing emails, run data analytics reports, or take orders on Shop Premium Outlets may be impaired until equivalent services, if available, are identified, obtained and implemented, and our expenses could increase, all of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Some of our software and systems contain open-source software, which may pose particular risks to our proprietary applications.

We use open-source software in the applications we have developed to operate our business and will use open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. We monitor our use of open-source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our software and technologies. Companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open-source software incorporated into their product. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of an open-source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages, required to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions. In addition, if we combine our proprietary software with open-source software in certain ways, under some open-source licenses, we could be required to release the source code of our proprietary software, which could substantially help our competitors or make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open-source software. Furthermore, open-source licensors generally do not provide warranties or controls on the origin of software. Some open-source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. From time to time, there have been claims challenging the ownership rights in open-source software against companies that incorporate it into their products and the licensors of such open-source software provide no warranties or indemnities with respect to such claims. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition, results of operations and prospects.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, gift cards, debit card, PayPal and other third-party payment vendors, which subjects us to certain regulations and the risk of fraud. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. While we use a third-party to process payments, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with applicable rules and regulations, or if we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may be subject to significant fines, penalties and assessments or higher transaction fees arising out of the major card brands’ rules and regulations, contractual indemnifications and/or liability contained in merchant agreements and similar contracts and we may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition and operating results could be adversely and materially affected.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. As we offer new payment options to customers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements, risks and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions with respect to, our ability to accept credit card payments from consumers or facilitate other types of online payments.

Our software is highly complex and may contain undetected errors.

The software and code underlying our sites and our operations is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as “continuous deployment,” meaning that we regularly release software code multiple times per day. Additionally, due to the interconnected nature of the software underlying our platform, updates to certain parts of our code could have an unintended impact on other sections of our code, which may result in errors or vulnerabilities to our platform. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that items were not delivered, claims that a customer did not authorize a purchase, fraudulent claims made by parties imitating or otherwise pretending to be merchants or vendors with whom we have existing relationships, and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our sites, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

If we cannot successfully protect our intellectual property, our business would suffer.

Our intellectual property is an essential asset of our business and our success is dependent, in part, upon protecting our intellectual property. We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our brand identities, designs, proprietary information, technologies and processes. Our principal trademark assets include the registered trademarks “RueLaLa,” “Gilt,” and multiple owned brand names and our logos. Our trademarks are valuable assets that support our brand identities and consumers’ perception of our services and products. If the nature of our business expands, we may not be able to protect or use our trademarks in additional product or service categories or additional jurisdictions. We have also registered the “ruegiltgroupe.com,” “ruelala.com” and “gilt.com” domain names and various other related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. The efforts we have taken to protect our intellectual property may not be sufficient or effective. We generally do not elect to register our copyrights, relying instead on the laws protecting unregistered intellectual property, which may not be sufficient. We rely on both registered and unregistered trademarks, which may not always be comprehensive in scope. In addition, our copyrights and trademarks, whether or not registered, and patents may be held invalid or unenforceable if challenged, and may be of limited territorial reach. Moreover, effective trademark, copyright, patent and trade secret protection may not be available or commercially feasible in every country in which we conduct business. Further, intellectual property law, including statutory and case law, particularly in the U.S., is constantly developing, and any changes in the law could make it harder for us to enforce our rights.

Our limited registered copyright and patent protection may restrict our ability to protect our technologies and processes from competition. We primarily rely on trade secret laws to protect our technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar designs, products, technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide products or services similar to ours, which could harm our competitive position. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

Further, if we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant expense establishing new brand identities and our operating results would be adversely impacted.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient. We attempt to protect our intellectual property, technology and confidential information by requiring our associates, consultants and developers who develop intellectual property on our behalf to enter into confidentiality and invention assignment or similar agreements or non-disclosure agreements, as applicable. However, such agreements may be deemed to be unenforceable or may be ineffective in granting ownership of certain technology or intellectual property to us. If we are unable to obtain, maintain, enforce, or defend any of our intellectual property rights, our business may be adversely affected.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business, financial condition, results of operations and prospects.

We currently are the registrant of marks for our brand identities in numerous jurisdictions and are the registrant of the Internet domain name for ruegiltgroupe.com, ruelala.com and gilt.com and our other sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies and may not be generally protectable as trademarks in and of themselves. As our business grows we may incur material costs in connection with the registration, maintenance and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand identity and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

The regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use RueLaLa or Gilt in all of the countries and territories in which we currently or intend to conduct business.

We may be accused of infringing intellectual property or other proprietary rights of third parties.

We have received in the past, and are also at risk of receiving in the future, claims by others that we have infringed their copyrights, trademarks or patents, improperly used or disclosed their trade secrets, or otherwise infringed or violated their proprietary rights, such as the right of publicity or that they have ownership rights to our intellectual property. We periodically receive communications that claim we have infringed, misappropriated or misused others’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims.

Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved. The costs, monetarily and otherwise, of supporting any litigation or disputes related to these claims, even for claims that we believe to be without merit, can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our operating results.

Our credit facility contains restrictive covenants that may limit our operating flexibility.

Our credit facility contains restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facility is secured by all of our assets, including our inventory and intellectual property, and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or revenue to meet these financial covenants or pay the principal and interest on any debt under our facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

Any expansion of our operations internationally would require management attention and resources, involves additional risks and may be unsuccessful.

We have limited experience with operating internationally and selling our products outside of the U.S. If we choose to expand internationally, we would need to adapt to different local cultures, standards and policies. The business model we employ and the products we currently offer may not have the same appeal to consumers outside of the U.S. Furthermore, to succeed with customers in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. If we decide to invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Risks Related to Other Legal, Regulatory and Tax Matters

Developments in labor and employment law and any unionizing efforts by employees could have a material adverse effect on our results of operations.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would have substantially liberalized the procedures for union organization. As we grow in size, it may become more difficult for us to enforce our employment policies and favorably influence or maintain company culture, which may result in a greater number of employment-related lawsuits or complaints being filed against us in courts or with state agencies. This risk may be further amplified by developments in labor and employment law.

None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board’s “speedy election” rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our domestic employees, the terms could materially adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Additionally, the Department of Labor issued a final rule in 2016 raising the minimum salary basis exemption from overtime payments for executive, administrative and professional employees. The rule increases the minimum salary from the current amount of $23,660 to $47,476 and up to 10% of non-discretionary bonus, commission and other incentive payments can be counted towards the minimum salary requirement. The rule was scheduled to go into effect on December 1, 2016. The rule was temporarily enjoined from going into effect in November 2016, and later invalidated in August 2017, after several states and business groups filed separate lawsuits against the Department of Labor challenging the rule. However, any future rule similar to this rule that impacts the way we classify certain positions, increases our payment of overtime wages or increases the salaries we are required to pay to currently exempt employees to maintain their exempt status may have a material adverse effect on our business, financial condition and results of operations.

We are subject to stringent and changing privacy laws, regulations and standards as well as policies, contracts and other obligations related to data privacy and security. Failure to comply, or perceived failure to comply, with federal, state and foreign laws and regulations, privacy policies and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in customer acquisition or retention or otherwise harm our business.

The information that we, and third parties acting on our behalf. Process may include proprietary and confidential business information, trade secrets, intellectual property, customer payment information, personal information and other sensitive third-party information. A variety of federal, state, local and foreign laws and regulations, orders, rules, codes, regulatory guidance and certain industry standards regarding privacy, data protection, consumer protection, information security and the Processing of personal information and other data (“Data Protection Laws”) apply to our business. Such Data Protection Laws include, for example and without limitation, the Payment Card Industry Data Security Standard laws relating to consumer protection, including California’s Consumer Legal Remedies Act and unfair competition and false advertising laws, the TCPA, Canada’s Anti-Spam Law (“CASL”), the GDPR, the CCPA and other recently enacted consumer data protection laws. We are also subject to the terms of our internal and external privacy and security policies, codes, representations, certifications, publications and frameworks (“Privacy Policies”) and obligations (including contractual obligations) to third parties related to privacy, data protection, consumer protection, information security and the Processing of personal information (together, “Data Protection Obligations”).

Data Protection Laws are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws or rules, with our practices, or with Data Protection Obligations. As a result, our practices likely have not always historically complied or may not currently or in the future comply with all Data Protection Laws and Data Protection Obligations. Compliance with Data Protection Laws and Data Protection Obligations may require costly changes and investments, including changes to our data Processing and certain other related business practices (including limits on our ability to store and Process certain data), material modifications to our products or operations and limits on our ability to develop new services and features that make use of personal information that our customers and other third parties share. Such costs and changes could have an adverse effect on our business. We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws and Data Protection Obligations may have on our business.

Foreign Data Protection Laws may be, and often are, more restrictive than those in the U.S. The European Union, for example, traditionally has imposed stricter obligations under its Data Protection Laws than the U.S. In May 2018, the European Union’s new regulation governing data practices and privacy called the GDPR became effective and substantially replaced the data protection laws of the individual European Union member states. The GDPR regulates the Processing of data that can directly or indirectly identify a living individual (“personal data”) and requires companies to meet stringent requirements regarding the handling of personal data of individuals in the EU. In the United Kingdom (“UK”), notwithstanding the UK’s withdrawal from the EU, a Data Protection Law that substantially implements the GDPR applies (the so-called “UK GDPR”). Both the EU and UK GDPR provide for substantial penalties for non-compliance, and may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other individuals before collecting or using their data for certain purposes, including some marketing activities.

In addition, many jurisdictions have enacted data localization laws or other laws or regulations restricting cross-border data transfers. For example, the GDPR generally restricts the transfer of personal data to countries outside of the EEA, such as the U.S., which are not considered by the European Commission to provide an adequate level of data protection. A recent decision by the Court of Justice of the European Union (the “Schrems II” ruling) invalidated the EU-U.S. Privacy Shield Framework, one of the primary mechanisms U.S. companies used to import personal data from Europe, and raised questions about whether the European Commission’s Standard Contractual Clauses (“SCCs”), an alternative to the Privacy Shield, can lawfully be used for cross-border data transfers. On June 4, 2021, the European Commission adopted new SCCs under the GDPR for personal data transfers outside the EEA. Under this legal mechanism, we may have obligations to conduct data transfer impact assessments for such cross-border data transfers and to implement additional security measures to protect and secure transferred data. If we elect to rely on the new SCCs, we may be required to expend significant resources to update our contractual arrangements and to comply with such obligations. If we are unable to implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal data from Europe and we could be rendered unable to transfer personal data between and among countries and regions in which we operate, which could affect the manner in which we provide our services and the geographical location or segregation of our relevant systems and operations. Inability to import or otherwise transfer personal data from Europe may significantly and negatively impact our business operations, including our relationships with vendors, contractors and other companies subject to European data protection laws or may require us to increase our data Processing capabilities within Europe at significant expense.

Outside of the European Union and UK, many countries and territories have Data Protection Laws, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market the products we offer. There is no harmonized approach to Data Protection Laws globally. Consequently, we would increase our risk of non-compliance with applicable foreign Data Protection Laws by expanding internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant with all applicable Data Protection Laws and Data Protection Obligations.

In the U.S., states have enacted various Data Protection Laws, including data breach notification laws, personal data privacy laws, health information privacy laws and consumer protection laws. The federal government has also enacted multiple Data Protection Laws, including health information privacy and consumer protection laws, and several additional privacy and consumer protection laws have been introduced in recent years. For example, California recently enacted the CCPA, which established a new privacy framework for covered businesses such as ours and imposed a number of requirements and restrictions, including requirements regarding the disclosures that must be made to California consumers and regarding the implementation of new and enhanced data privacy rights for California residents (including the ability to opt out of certain sales of personal information). The CCPA provides for civil penalties for violations and creates a private right of action for certain data breaches that is expected to increase data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, the CPRA was passed and will take effect in January 2023 (with a lookback for certain requirements to January 2022). The CPRA will significantly modify the CCPA. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. See the Risk Factor captioned “If the use of ‘cookie’ tracking technologies is further restricted, regulated, or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business, financial condition, results of operations and prospects” for more information regarding the CCPA and CPRA. We may be subject to additional privacy regulations in the future, including the Virginia Consumer Data Protection Act (the “VCDPA”) and the Colorado Privacy Act (the “CPA”), both of which recently passed. Like the CCPA and CPRA, the VCDPA and CPA, which regulate the Processing of “personal data” regarding Virginia and Colorado residents, respectively, grants residents of their respective states certain rights with respect to their personal data; however, the laws still differ from each other in many ways, and it is unclear how these laws will be interpreted and enforced. State laws are changing rapidly and new legislation proposed or enacted in a number of other states imposes, or has the potential to impose, additional obligations on companies that Process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. The U.S. federal government is also significantly focused on privacy matters. For example, there is discussion in Congress of a new federal data protection and privacy law to which we may become subject if it is enacted. Additionally, governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission have adopted, or are considering adopting, laws and regulations concerning personal information and data security.

The myriad foreign and U.S. Data Protection Laws are not consistent, and compliance is difficult and may be costly. For example, in the event of a widespread data breach, different U.S. states have a variety of data breach notification requirements, some of which conflict, or are inconsistent, with one another. In addition to government regulation, privacy advocates and industry groups have and may in the future propose new self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed and enacted Data Protection Laws concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because the interpretation and application of many Data Protection Laws and Data Protection Obligations are still uncertain, and may be contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices or with other Data Protection Laws or Data Protection Obligations to which we are subject and our efforts to comply may be unsuccessful.

We make public statements about our use and disclosure of personal information through our Privacy Policies, including information provided on our websites. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair, misleading or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products or services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us or vendors or other third parties acting on our behalf to comply with our Privacy Policies or with any applicable Data Protection Laws or other Data Protection Obligations, could cause our users to reduce their use of our products and services.

While we aim to comply with Data Protection Laws and Data Protection Obligations in all material respects, there is no assurance that we will not be subject to claims that we have violated such laws and obligations, that we will be able to successfully defend against such claims or that we will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly to achieve, or impossible to achieve, and we could be subject to fines and penalties in the event of non-compliance. Any failure, or perceived failure, by us or any third parties with whom we do business to comply with Data Protection Laws or Data Protection Obligations, a finding that our Privacy Policies are wholly or partially inaccurate, incomplete, deceptive, unfair or misrepresentative of our actual practices, or any data compromise that results in the unauthorized release or transfer of business or personal information could adversely affect our reputation, brand and business, and may result in claims, litigation (including class action lawsuits), investigations, audits, inquiries, whistleblower complaints, proceedings or actions against us by governmental entities, individuals, consumer rights groups or others and may cause or result in significant fines, costs (including defense costs), damages, penalties (civil and criminal), reputational harm, adverse media coverage, diversion of resources, loss of customers and vendors, an inability to process credit card payments, claims of breach of contract and indemnity by third parties, or other liabilities or may require us to change our operations and/or cease or modify our use of certain data sets.

Government and industry regulation of the Internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy, data protection, data security, anti-spam, content protection, electronic contracts and communications, enforceability of online terms, consumer protection, website accessibility, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy and data protection apply to the Internet as many of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or eCommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Furthermore, the regulatory landscape impacting Internet and eCommerce is constantly evolving. Furthermore, the regulatory landscape impacting Internet and eCommerce businesses is constantly evolving. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could adversely affect our reputation, our RueLaLa and Gilt brands, and business, and may result in investigations, claims, proceedings or actions against us by governmental entities or others or require us to change our operations. The results of any such investigations, proceedings or actions are inherently unpredictable and expensive. Any claim against us, whether meritorious or not, could be time-consuming, may hurt our reputation, brand identities and business, force us to incur significant expenses in defense of such proceedings, require significant amounts of management time, divert significant resources, increase our costs of doing business, result in a loss of customers and vendors and may result in monetary damages or obligations, penalties, fines, injunctive relief or other nonmonetary obligations, or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws, regulations or other legal obligations. In addition, it is possible that governments of one or more countries or territories may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries or territories, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net revenue and expand our business as anticipated.

Our reliance on overseas supply partners, including those located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational and supply chain risk through the potential for violations of federal and international anti-corruption law.

We utilize a third-party service provider to facilitate sales of our goods to international customers and derive a portion of our products from supply partners who may have operations in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. Notwithstanding our efforts to conduct our operations in material compliance with the FCPA, our international vendors could be determined to be our “representatives” under the FCPA, which could expose us to potential liability for the actions of these vendors under the FCPA. If we or our vendors were determined to have violated the FCPA, the U.K. Bribery Act of 2010, or any of the anti-corruption and anti-bribery laws in the countries and territories where we and our vendors do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our vendors’ actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of good will and decline in share price.

Legislative or regulatory initiatives related to climate change could have a material adverse effect on our business.

Greenhouse gases may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Such events could have a negative effect on our business. Concern over climate change may result in new or additional legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation and utility increases, which could have a material adverse effect our business. There is also increased focus, including by investors, customers and other stakeholders, on these and other sustainability matters, including the use of plastic, energy, waste, and worker safety. Our reputation could be damaged if we do not, or are perceived to not, act responsibly with respect to sustainability matters, which could also have a material adverse effect on our business, results of operations, financial position and cash flows.

In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire products from us and turn to more sustainable competitors or refrain from acquiring luxury or premium products at all. If we take steps to voluntarily mitigate our impact on climate change, we may experience increases in energy and transportation costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the U.S. and in other countries in which we currently operate or may in the future operate.

Uncertainty in future changes to legislation, regulatory reform or policies could have a material adverse effect on our business.

Tax laws, tariff, regulations and policies in various jurisdictions may be subject to significant change due to economic, political and other conditions. Such changes, including additional taxes and tariffs, may result in additional costs to our business and could require us to increase prices to our customers or, if unable to do so, result in a material adverse effect on our financial performance.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our operating results.

We are subject to taxes in the U.S. and Canada. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one-time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. There are numerous factors that could affect our tax rate. These may include, among other factors, intercompany transactions, losses incurred in jurisdictions for which we are not able to realize the related tax benefits, and entry into new businesses and geographies. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, financial condition, results of operations and prospects.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our business and operating results.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. Although we believe that we currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a successful assertion by one or more states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, potentially putting us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 2, 2021, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $115.4 million and state NOL carryforwards of approximately $82.6 million, and we may not achieve profitability in the future. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. U.S. federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security (CARES) Act, U.S. federal NOLs generated in 2018, 2019 and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of U.S. federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a corporation, as well as changes in ownership arising from new issuances of stock by the corporation. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other pre-change tax attributes if we undergo a future ownership change. We could experience one or more ownership changes in the future, including in connection with this Business Combination and as a result of future changes in our stock ownership, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset post-change taxable income may be subject to limitations. For these reasons, we may not be able to utilize a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

Risks Relating to Our Common Stock and this Offering

The market price of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships or capital commitments, adverse publicity about our industry or reputational harm, and in response the market price of shares of common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets and the price of our shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

An active trading market for our common stock may never develop or be sustained.

We have applied to list our common stock on Nasdaq, under the symbol “RGG.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the prices that you may obtain for your shares. To the extent any of our executive officers, directors or employees purchase shares in this offering, fewer shares may be actively traded in the public market because these stockholders will be restricted from selling the shares by a lock-up restriction, which would reduce the liquidity of the market for our common stock. See the section titled “Underwriting” for additional information.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of                 , 2021, upon the completion of this offering, we will have outstanding a total of                  shares of common stock. Each of our directors, executive officers, and securityholders, have agreed with the underwriters that (i) with respect to us, for a period of 180 days following the date of this prospectus and (ii) with respect to our directors, executive officers and securityholders, for a period that is the earlier of (a) 180 days following the date of this prospectus and (b) the third trading day following the Early Expiration Threshold Date, provided that the conditions described below are met, we and they will not, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc. and BofA Securities, Inc., offer, sell, contract to sell, pledge, hedge or otherwise dispose of any of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. However, Citigroup Global Markets Inc. and BofA Securities, Inc. may, in their discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire,                  shares outstanding as of                 , 2021 (assuming the completion of the offering) will be eligible for sale in the public market, of which                  shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. See the section titled “Underwriting” for additional information.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including sales and marketing expenses, operating expenses, capital expenditures, and for working capital. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, brands or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our common stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common stock, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options and warrants to purchase our shares of our common stock are exercised or options or other equity-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

We do not currently intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any dividends for the foreseeable future. Moreover, the terms of our existing credit agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our common stock. See the section titled, “Dividend Policy.”

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of the Company or changes in our management that our stockholders may deem advantageous. These provisions include the following:

•	permit the directors to serve on our Board of Directors for different term lengths depending upon particular classifications, establish the number of directors and fill any vacancies and newly created directorships;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our Board of Directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws, that will be in effect immediately prior to the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. For information regarding these and other provisions, see the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our current amended and restated certificate of incorporation, and our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive-forum provision in our bylaws that will be in effect immediately prior to the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

General Risk Factors

We will incur significant expenses as a result of being a public company, which could materially adversely affect our business, financial condition, results of operations and prospects.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company. We will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules and regulations of the SEC, and the listing standards of Nasdaq. We expect such expenses to further increase after we are no longer an “emerging growth company.” Stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. The increased costs will increase our net loss or decrease our net income, and may require us to reduce costs in other areas of our business or increase prices, which could result in a reduction in net revenue. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on our Board committees, or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and, potentially, civil litigation.

Further, the majority of our management team have either no or limited experience in managing publicly traded companies. Our management team may not successfully or efficiently manage our transition to being a public company and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and could materially adversely affect our business, financial condition, results of operations and prospects.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company since inception, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. We are required to comply with the requirements of the Sarbanes-Oxley Act, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act, which could be as early as our first fiscal year beginning after the effective date of this offering. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We continue to invest in more robust technology and in more resources in order to manage those reporting requirements. Implementing the appropriate changes to our internal controls may distract our officers and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and our stock price could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in this “Risk Factors” section, as well as the following:

•	fluctuations in net revenue generated from the brands on our sites, including as a result of seasonality;

•	fluctuations in product mix between sites;

•	our ability to effectively launch new product offerings;

•	fluctuations in the levels or quality of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in engaging existing customers and attracting new customers;

•	the amount and timing of our operating expenses;

•	the timing and success of new products and brands we introduce;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth;

•	the continuing effect of the COVID-19 pandemic on our business and operations;

•	disruptions or defects in our sites, such as ransomware, supply chain attacks, privacy or data security breaches; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise. Accordingly, you should not rely on the results of one quarter as an indication of future performance.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Any change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include all statements that are not historical facts such as information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment and potential growth strategies and opportunities. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our net revenue, gross margin, Active Buyer count metrics and other operating results, as well as our ability to achieve and maintain future profitability;

•	our business plan, beliefs and objectives for future operations;

•	our ability to continue to experience and effectively manage our rapid growth;

•	our market opportunity;

•	our ability to promote our brands, particularly the RueLaLa and Gilt brands;

•	our ability to increase sales of our products, further penetrate our existing customer base and maintain and expand our customer base;

•	our ability to develop new products and bring them to market in a timely manner;

•	our expectations concerning relationships with our brand partners;

•	our ability to maintain, protect and enhance our intellectual property;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	the effects of the coronavirus, or COVID-19, pandemic or other public health crises; and

•	economic and industry trends, projected growth or trend analysis.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Those risks include those described in the section titled “Risk Factors” and elsewhere in this prospectus. The inclusion of forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this prospectus. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, and any related free writing prospectus, completely and with the understanding that our actual future results may be materially different from what we expect. See the section titled “Where You Can Find More Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

MARKET, INDUSTRY DATA AND USER METRICS

This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

In addition, industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third parties. The third-party industry publications, studies and surveys contained in this prospectus are provided below:

•	QYResearch, COVID-19 Impact on Global Off Price Retail Market Size, Status and Forecast, 2020 – 2026;

•	Statista, eCommerce Report 2020 – Fashion;

•	Euromonitor International Limited, Global Retail Market Retail Sales Value;

•	eMarketer, Retail ecommerce sales, US;

•	Deloitte, 2021 Retail Industry Outlook; and

•	McKinsey & Company, Perspectives on Retail and Consumer Goods, August 2020. All references to McKinsey & Company or McKinsey refer to the foregoing publicly-available source, and all of the McKinsey sources cited herein, including all statistics and other information referenced or derived therefrom, have been sourced from publicly available sources.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us by $             million, assuming that the number of shares offered by us on the cover of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us as set forth on the cover of this prospectus would increase (decrease) the net proceeds to us by approximately $             million, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock, obtain additional working capital, and facilitate our future access to the public equity markets to allow us to implement our business plan. We currently intend to use the net proceeds received by us from this offering for sales and marketing expenses to fund the growth of our business, operating expenses, and capital expenditures, and the remainder, if any, for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. We cannot specify with certainty the particular uses of the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in using these proceeds.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending our use of the net proceeds received by us from this offering, we intend to invest the net proceeds in short and intermediate term, interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing credit agreement restrict our ability to pay dividends. Any future decision to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws. The terms of our existing credit facility restrict our ability to pay dividends, and any additional future debt we incur or preferred securities we issue may contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash and capitalization as of October 2, 2021 on:

•	an actual basis;

•	an as adjusted basis to give effect to the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our cash, total stockholders’ equity and total capitalization after this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections titled “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 2, 2021
	Actual	As Adjusted
	(unaudited) (in thousands, except share and per share data)
Cash	$653	$

Credit Facility(1)	30,225

Stockholders’ equity:
Preferred stock, $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	—		—
Common stock, $0.001 par value; 265,000,000 shares authorized, 233,632,399 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	233
Additional paid-in capital	296,963
Accumulated deficit	(204,115)

Total stockholders’ equity	93,081

Total capitalization	$123,306	$

(1)	As of October 2, 2021, available borrowings under the Credit Facility, after consideration of the borrowing base and minimum availability covenant was $14.4 million. For a further description and definition of the Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity, and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity, and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information presented in the table above is based on 233,632,399 shares of our common stock outstanding as of October 2, 2021, and excludes:

•

7,286,343 shares of our common stock issuable upon the exercise of options outstanding as of October 2, 2021 under the 2011 Plan, with a weighted-average exercise price of approximately $0.68 per share;

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•

                 shares of our common stock that will be reserved for issuance under the 2021 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2021 Plan); and

•

2,422,567 shares remaining available for future issuance under the 2011 Plan, as of October 2, 2021, which will cease to be available for future issuance at the time that the 2021 Plan becomes effective.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder, as well as for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under the 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Equity Plans—2021 Plan.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially higher than the book value per share attributable to our existing stockholders.

Our historical net tangible book value as of October 2, 2021 was $18.7 million or $0.08 per share of our common stock, based on 233,632,399 shares of common stock outstanding. Our historical net tangible book value represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock outstanding as of October 2, 2021.

After giving effect to our sale in this offering of shares of common stock at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of October 2, 2021 would have been approximately $         million, or $         per share of common stock. This represents an immediate as adjusted dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares in full:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of October 2, 2021	$0.08
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

As adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) our as adjusted net tangible book value per share after this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would increase our as adjusted net tangible book value by $         million, or $         per share, and the dilution per share to new investors participating in this offering by $                 per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would decrease our as adjusted net tangible book value by $         million, or $         per share, and the dilution per share to new investors participating in this offering by $                 per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after giving effect to this offering would be approximately $         million, representing an immediate increase in as adjusted net tangible book value per share of $         to existing stockholders and

immediate dilution in as adjusted net tangible book value per share of $        million, to new investors purchasing common stock in this offering, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions.

The following table summarizes, on an as adjusted basis described above as of October 2, 2021, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed offering price of our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	233,362,399		%	$297,196,000		%		$1.28
New investors							$

Total		100%			100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by          percentage points and, in case of a decrease, would decrease the percentage of total consideration paid by new investors by         percentage points, assuming that the number of shares offered by us on the cover of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters were to exercise their option to purchase additional shares in full, the percentage of common stock held by existing investors would be reduced to                 % of the total number of shares of our common stock outstanding after this offering, and the percentage of shares of common stock held by new investors would be increased to                 % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 233,632,399 shares of our common outstanding as of October 2, 2021, and excludes:

•

7,286,343 shares of our common stock issuable upon the exercise of options outstanding as of October 2, 2021 under the 2011 Plan, as amended, with a weighted-average exercise price of approximately $0.68 per share;

•	shares of our common stock reserved for issuance under our equity compensation plans, consisting of:

•

                shares of our common stock that will be reserved for issuance under the 2021 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2021 Plan); and

•	2,422,567 shares remaining available for future issuance under the 2011 Plan, as of October 2, 2021, which will cease to be available for issuance at the time that the 2021 Plan becomes effective.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements, our condensed consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. See “Cautionary Note Regarding Forward-Looking Statements” and “Market, Industry Data and User Metrics.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our fiscal year ends on the closest Saturday to December 31. References in this section to “2019” and “2020” are to our fiscal years ended December 28, 2019 and January 2, 2021, respectively.

Overview

We are the leading premium and luxury off-price eCommerce company in the U.S., delivering a daily curated, high-end shopping experience for our members. We operate primarily through RueLaLa and Gilt, two luxury off-price eCommerce destinations that were purpose-built for online and off-price. With over 5,000 premium and luxury brands at prices that often are up to 70% off full-price retail, we have become a trusted online fashion authority that provides a differentiated value proposition for a highly coveted shopping demographic. We pioneered premium and luxury off-price eCommerce through our extensive experience in the art of off-price retail, supported by the science of our unique technology platform and data capabilities. We acquired Gilt in 2018 to enhance our scale, increase operating efficiencies and broaden our member file. We maintain RueLaLa and Gilt as two distinct brands given their limited customer overlap with less than 7% of total Active Buyers on both destinations as of October 2, 2021. In 2019, as part of its investment, Simon contributed Shop Premium Outlets, an emerging eCommerce off-price premium and luxury outlet marketplace that benefits from Simon’s strong relationships with brands and loyal following of visitors to its properties, including its Simon Premium Outlets® locations. Collectively with RueLaLa, Gilt and Shop Premium Outlets, we have established a leading disruptive premium and luxury off-price eCommerce platform supported by our combined customer base, brand relationships, data insights, shared technology capabilities and strategic partners. As shown in the following table, since inception, we have transacted over $5.0 billion in GMV on our platform. Management believes that GMV is useful in evaluating our overall volume of transactions and presents GMV as a metric to compare our aggregate operating results over time. GMV enables us to evaluate and compare the total amount of customer spend that is being directed through our sites over a period of time.

For 2020, we generated $571.9 million of net revenue, representing growth of 5.3% from $543.3 million in 2019. For the trailing 12 months ended October 2, 2021, we grew net revenue by 28.3% to $702.5 million from the trailing 12 months in the prior year. We have also incurred operating losses each year since our inception, including a net loss of $(15.9) million and $(16.3) million in 2019 and 2020, respectively, and $(8.8) million for the trailing 12 months ended October 2, 2021. The number of Active Buyers on Rue+Gilt increased to 0.9 million in 2020 and 1.1 million for the trailing 12 months ended October 2, 2021.

Our Business Drivers

Our growth is driven by new customer acquisition, strong member engagement and net revenue retention, profitable cohort economics and a highly efficient operating model. The key drivers of our business model include increasing the number of Active Buyers and our net revenue while enhancing gross margins and increasing operating cost efficiencies:

•	Accelerated customer acquisition: We increased Active Buyers for Rue+Gilt by 6.8% in 2020 and by 23.5% over the trailing 12 months ended October 2, 2021 over the prior year periods, respectively.

•	Strong net revenue retention of existing buyers: We have a long history of customer loyalty and sustained engagement with 83% average net revenue retention rate of prior customer cohorts since 2014. In 2020, our net revenue retention rate was 87% from prior customer cohorts.

•	Increased average net revenue per customer cohort: Since 2016, the average net revenue per customer cohort increased at a CAGR of 7.3% on our platform, after the first full fiscal year since purchase, exemplifying our member loyalty and ability to increase our Active Buyer spend on our platform over time.

•	Profitable cohort unit economics: Our strong unit economics from our customer is demonstrated by our customer lifetime value to customer acquisition costs of our cohorts since 2016, which increased from 1.4x on average in the first year to 4.0x by the fifth year.

•	Gross margins: We achieved gross margins of 33.9% and 32.5% in 2019 and 2020, respectively. Gross margins for the trailing 12 months ended October 2, 2021 was 33.6%, compared to 32.4% for the trailing 12 months ended September 26, 2020.

•

Driving efficiencies on our platform:    With shared capabilities across our platform, we have driven sourcing and operating cost efficiencies by leveraging our existing infrastructure, as evidenced by our general and administrative expenses of 15.5% in 2019 compared to 13.4% in 2020 as a percentage of net revenue.

Key Operating Metrics, GAAP Financial Measures and Non-GAAP Financial Measures

We use the following key operating metrics, GAAP financial measures and non-GAAP financial measures to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the near- and long-term performance of our business:

	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2021	September 26, 2020	October 2, 2021
	(in thousands, other than percentages and Net Revenue LTM per Active Buyer)
Operating Metrics
Rue+Gilt
Active Buyers	851	908	876	1,081
Net Revenue LTM per Active Buyer	$639	$629	$624	$648
RGG GAAP Financial Measures
Net revenue	$543,304	$571,914	$385,930	$516,472
Gross margin	33.9%	32.5%	32.1%	33.8%
Net loss	$(15,908)	$(16,313)	$(20,122)	$(12,604)
Non-GAAP Financial Measures
Adjusted EBITDA*	$472	$3,055	$(5,675)	$1,252
*	See “—Non-GAAP Financial Measures – Adjusted EBITDA—Reconciliation of Non-GAAP Financial Measures” below for additional information on this non-GAAP financial measure, including a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, and our calculation of Adjusted EBITDA.

Active Buyers

We define Active Buyers as the number of unique members who have purchased at least one item on our platform in the trailing 12 months preceding the measurement date, without accounting for returns. A unique member is identified by a unique email address used to make purchases on our platform. The number of Active Buyers is a key driver of net revenue, as well as a measure of the scale, engagement and growth of our customer base. We believe it is also an important indicator of our ability to convert visitation and browsing activity on our websites into net revenue.

Net Revenue LTM per Active Buyer

We define Net Revenue LTM per Active Buyer as the total net revenue for Rue+Gilt in the trailing 12 months preceding the measurement date divided by the total number of Active Buyers for Rue+Gilt in the same trailing 12 months. The Net Revenue LTM per Active Buyer is a component of net revenue, as well as a useful measure for investors and management to understand our overall market growth and ongoing business operations and trends. However, we may experience intermittent growth in new Active Buyers at different periods of time, as well as changes in product sales mix and other factors, which may cause this metric to fluctuate over consecutive periods and may not be relevant for comparing on a quarterly or year-over-year basis.

Net Revenue

Net revenue primarily consists of sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more sold exclusively through our websites and associated mobile applications. We also earn commissions based on a percentage of net revenue of merchandise on the Shop Premium Outlets marketplace. Net revenue represents the sale of these items and other revenues, such as sales through third-party marketplaces and shipping revenue. Net revenue is reduced for provisions for expected returns and promotional discounts, and excludes sales tax. We derive substantially all of our consolidated net revenue from our Rue+Gilt segment.

Gross Margin

Gross margin is expressed as gross profit as a percentage of our net revenue. Gross profit is equal to our net revenue less the cost of revenue. Cost of revenue consists of the purchase price of merchandise sold to customers and includes inbound shipping costs, damaged or defective merchandise returned from customers, inventory reserves and other miscellaneous items. During 2019 and 2020, we recorded gross margins of 33.9% and 32.5%, respectively. Our gross margin decreased year-over-year due to the shift in merchandise category mix and increased discounts in 2020 in response to the COVID-19 pandemic.

Non-GAAP Financial Measures – Adjusted EBITDA

Adjusted EBITDA means net loss adjusted to exclude interest expense, income tax expense, depreciation and amortization, stock-based compensation expense, impairment of intangible assets, IPO-related costs, loss on disposal of property and equipment, acquisition and integration related costs, and severance and other costs. Adjusted EBITDA is a key performance measure used by management and our Board of Directors to assess our consolidated operating performance, to make budgeting decisions, to establish our annual management incentive bonus plan compensation and to compare our performance against other peer companies using similar measures. We believe providing this metric to investors allows for better comparison of our financial results across reporting periods. We believe Adjusted EBITDA is useful for investors as they help identify underlying trends that could otherwise be masked by certain expenses that we do not consider indicative of our long-term operating performance, and is frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

Our definition of Adjusted EBITDA may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations and comprehensive loss that are necessary to run our business. Thus, our Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to the related GAAP financial measure, net loss. We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods indicated:

	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2020	September 26, 2020	October 2, 2021
Net loss	$(15,908)	$(16,313)	$(20,122)	$(12,604)
Adjusted to exclude the following:
Interest expense, net	3,834	1,076	802	1,119
Income tax expense	328	90	189	189
Depreciation and amortization	5,952	9,118	6,955	7,084
Stock-based compensation expense	300	1,076	753	1,771
Impairment of intangible assets(a)	2,533	500	—	—
IPO-related costs(b)	—	—	—	2,559
Loss on disposal of property and equipment	—	4,785	3,251	349
Acquisition and integration related costs(c)	3,433	920	718	375
Severance and other costs(d)	—	1,803	1,779	410

Adjusted EBITDA	$472	$3,055	$(5,675)	$1,252

(a)	Represents impairment charges related to the RueLaLa trade name within the Rue+Gilt reportable segment during 2019 and 2020. For further information on the impairment charges, see Note 2 and Note 7 of the consolidated financial statements included elsewhere in this prospectus.
(b)	Represents expenses during the nine-month period ended October 2, 2021 primarily composed of legal, accounting and professional fees incurred in connection with this offering that are not capitalizable, which are included within general and administrative expenses.
(c)	Represents acquisition and integration costs primarily related to our acquisition of Shop Premium Outlets in 2019 of $3.4 million, as well as acquisition and integration costs related to our acquisition of Indi.com of $0.9 million in 2020, $0.7 million during the nine-month period ended September 26, 2020 and $0.4 million during the nine-month period ended October 2, 2021.
(d)	Represents severance costs primarily attributable to the cost reduction plan implemented in April 2020 to reduce operating expenses and to better align our workforce with the needs of the Company in light of the COVID-19 pandemic, as well as other recruitment costs for our senior management changes during the nine-month period ended October 2, 2021.

Key Factors Impacting Our Performance

To help review our business performance, make financial forecasts and devise strategic plans, we focus on the factors described below. While we believe these factors highlight our strengths and significant opportunities for our business, they also show risks that we seek to address on an ongoing basis in order to sustain and accelerate our growth, improve our operating results and achieve greater operating profitability, including those risks discussed below, in the section titled “Risk Factors” elsewhere in this prospectus. Our 13-year operating history provides us with significant data to analyze these factors and an enhanced visibility into the predictability of our model.

Customer Acquisition Cost and Lifetime Value (Rue+Gilt)

We invest in marketing resources and use a variety of advertising efforts to acquire new customers. To measure the efficacy of our marketing spend in Rue+Gilt, we analyze customer acquisition cost (“CAC”) and customer lifetime value (“LTV”). We believe the LTV:CAC ratio can be used to measure our ability to profitably acquire and retain customers over time while optimizing our customer acquisition spend by marketing channel. In addition, we use LTV:CAC to measure the success of our marketing strategy and the loyalty of our customer base.

Our CAC comprises all of our acquisition marketing expenses that we attribute to acquiring new customers in a given period. We constantly adjust or reallocate our marketing expenses using data analytics and data science models to optimize our spend across channels, media and advertising placements to improve the return on our spend.

We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase during a fiscal year. We define contribution profit as gross profit, less selling and distribution expenses and the portion of marketing expenses attributable to the retention of prior customer cohorts. We measure how efficiently we acquire new customers and the respective return on investment by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

The following graph depicts our LTV:CAC ratio as an average across fiscal 2016, 2017, 2018, 2019 and 2020 annual cohorts, which includes Gilt for 2019 and 2020 only:

Average LTV:CAC by Cohort for Rue+Gilt

The LTV:CAC of these cohorts has increased over time as a result of repeat purchases and increased spend per retained customer, as discussed in greater detail below in this section. This results in a 4.0x payback on our original cost to acquire the customers within these cohorts, which demonstrates the strength of our marketing efficiency and profitable unit economics. The addition of Gilt customer cohorts improved our average Year 1 LTV:CAC for our 2016 to 2020 cohorts by 3.3% and our Year 2 LTV:CAC for our 2016 to 2019 cohorts by 3.6%.

Historically, we have only spent approximately 5% of net revenue on marketing efforts. We believe we have significant potential to grow through increased marketing spend using proven customer acquisition channels in order to acquire more customers. Our marketing capabilities are state-of-the-art, including a dedicated in-house marketing team, agile test and learn methodology, a sophisticated member data platform and investment criteria based on return on investment (“ROI”). We have a highly efficient strategy diversified across key marketing channels, including social media, search, display and television. This provides us with a foundation to drive future growth. We expect to increase our marketing spend significantly and also adjust the composition of our total spend over time to maximize customer acquisition and engagement while maintaining a continued focus on cost optimization and profitable unit economics.

Net Customer Revenue Retention and Customer Engagement (Rue+Gilt)

In addition to our efficient and profitable customer acquisition, our success is also impacted by our ability to retain customers who make repeat purchases and increase their spending on our platform over time.

Net Customer Revenue Retention

We have a compelling track record of retaining revenue from our customers, as evidenced by our strong net revenue retention rate. We believe that our strong customer loyalty is demonstrated by the net revenue retention behavior exhibited in our customer cohorts. We define net revenue retention rate as net revenue attributable to all prior year customer cohorts in a given fiscal year divided by the total net revenue attributable to the same customer cohorts from the prior fiscal year. The following chart summarizes our net revenue retention rate from our prior year customer cohorts since 2014, including Gilt for 2019 and 2020:

Net Revenue Retention Rate of Prior Year Cohorts Over Time for Rue+Gilt

We have a long history of customer loyalty and sustained engagement with 83% average net revenue retention rate of prior customer cohorts since 2014. In 2020, our net revenue retention rate was 87% from prior customer cohorts.

Net Revenue Retention Rate of Prior Cohorts for Rue+Gilt

This cohort behavior demonstrates our ability to retain customers who are drawn to the value proposition of our platform on an ongoing basis. We believe this strong buyer spend retention over all of our customer cohorts is reflective of our customers’ fierce loyalty and our ability to retain our customers through our diverse and always fresh merchandise offerings and high-end shopping experience.

Customer Engagement

In addition to our success in retaining customers, the longer our customers remain active on our platform the more they spend over time, as demonstrated by the average net revenue per customer growth of 7.3% CAGR across our 2016 to 2019 cohorts. This trend reflects the value of our loyal and active customers over each cohort’s lifetime, which gives us greater predictability and visibility on our future performance and allows us to manage our business more efficiently. This trend fuels our increasing LTV:CAC ratio over time and reinforces our profitable unit economics. The addition of Gilt customer cohorts improved our average net revenue per customer by $30 in 2020. As a result, we plan to continue to invest in marketing for new customer acquisition to accelerate our growth, as our customers have a demonstrated history of loyalty and increasing spend over time.

We believe that the trends reflected by these customer cohorts are illustrative of the value of our existing customer base of over one million Active Buyers and also of the potential value of acquiring new customers as we increase our marketing spend.

This is evidenced by the growth in our average net revenue per customer cohort demonstrated by the below chart, representative of our fiscal 2016, 2017, 2018 and 2019 cohorts, including Gilt for 2019:

Average Net Revenue per Customer Cohort for Rue+Gilt

Merchandise Mix

We offer merchandise across a variety of brands, product types and price points. The brands we sell on our platform consist of a mix ranging from established European and domestic luxury brands to emerging premium brands. In general, we offer merchandise from premium and luxury brands across a diverse set of categories, including women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more. We sell merchandise off-price across a broad range of price points with varying discounts to full-price retail depending on a variety of factors including the brand, timing and supply.

Premium and Luxury Brand Partners

Our business model is predicated on unique access to a broad selection of premium and luxury brands across product categories and price points. We have developed and strengthened our relationships with our brand partners, and have become a trusted channel providing flexible inventory solutions and access to our member base. We believe these relationships provide a competitive advantage and barriers to entry for new entrants. As we grow, we will endeavor to continue to strengthen and deepen our existing relationships while also creating new relationships to increase the breadth of our offering.

We employ a robust infrastructure and deep buying expertise, informed by our data, to methodically buy and curate a unique assortment of off-price merchandise across our destinations. Due to our strength and scale, we have been able to offer a broad selection of some of the world’s leading premium and luxury brands through our platform.

Inventory Management (Rue+Gilt)

We believe that our inventory management and merchandising capabilities are key points of differentiation and another competitive advantages. We have been successful in responding to market trends due to our ability to predict customer demands and preferences and translate them into compelling merchandise offerings. Our experienced team of merchants leverage our data-driven technology platform to collect and analyze a significant amount of data, such as purchase history, site visits and browsing behavior, impact of marketing campaigns, personal data, reaction to changes in product assortment and pricing, and other data points that we use to make data-driven category management, pricing and marketing decisions to address market trends and developments. In addition, we focus on product breadth versus depth, which allows us to ensure that our products are intentionally “fresh” for our members. Our merchants purchase in-season product opportunistically and close to the time we launch new items online, allowing us to react quickly to changes in consumer preferences. While we own and warehouse a majority of the goods we sell on Rue+Gilt, dropship inventory, where the goods are shipped directly from brands to customers, accounted for 25% of GMV in 2020 across more than 2,000 brands. The significant percentage of dropship sales lowers our inventory risk and provides us the flexibility to be more agile in responding to consumer trends.

We believe our inventory management also can impact our gross margin. Specifically, we believe improvements in primary sell-through, higher penetration of fashion merchandise, improvements in inventory pricing from volume discounts, and a higher mix of dropship sales can each contribute positively to our gross margin.

Our inventory investments fluctuate with the seasonality of our business, as described under “—Seasonality” below. Shifts in inventory levels may result in fluctuations in the percentage of off-price sales, levels of markdowns and merchandise mix, which in turn impacts gross margin.

Investments in Technology and Infrastructure

We intend to continue to invest in our technology and infrastructure to provide a seamless customer experience across our destinations and support the growth in our Active Buyer base and higher levels of merchandise offering. We have and expect to continue to make capital investments in our inventory and warehousing management, customer service operations and logistics and technology infrastructure to support and drive efficiency in our operations and enhance customer experience. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Business Acquisitions

Gilt Acquisition

In 2018, we acquired Gilt from Hudson’s Bay Company to combine into the leading premium and luxury eCommerce off-price company in the U.S. The acquisition of Gilt brought complementary brands, product categories and data as well as a customer base with limited buyer overlap. We also benefited from significant operational and back-office synergies, and by re-prioritizing marketing, technology and inventory resources, we were able to launch Gilt on our platform within two months after signing the deal. With our combined marketing and data capabilities we have seen an increase of new buyers and reactivation of shoppers who had previously made purchases on the website. We have leveraged the scale of merchandising, buying and operations across Gilt to capitalize on the market opportunity to operate as one Rue+Gilt segment.

Shop Premium Outlets

In 2019, as part of its investment, Simon contributed Shop Premium Outlets, an emerging eCommerce off-price premium and luxury outlet marketplace. In connection with the acquisition and Simon’s investment, we issued new primary shares and sold secondary shares to Simon, who then became an investor and strategic business partner. We have combined our off-price expertise and expansive data and infrastructure with Simon’s unique brand relationships, advertising capabilities and access to Simon’s VIP customer database. This unique combination offers customers the opportunity to shop 24/7 for their favorite premium and luxury brands at a great value, all in one place. Following the acquisition of Shop Premium Outlets, we assembled a new management team for Shop Premium Outlets, including its new leader, Neel Grover, and have subsequently upgraded the site platform and experience, which in less than two years has grown to include over 100 brands.

Seasonality

Although we generally have demand for our products throughout the year, our business is affected by the pattern of seasonality similar to other retail businesses, which causes our quarterly results and cash flows to fluctuate during the year. Historically, we have recognized a significant portion of our net revenue and operating profit or loss in the fourth quarter of each fiscal year as a result of increased sales during the holiday season, followed by decreased activity in the first quarter of the following fiscal year. As such, we believe that comparisons of net revenue and results of operations for a given quarter to net revenue and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net revenue and results of operations for sequential quarters. We expect this seasonality trend to continue for the foreseeable future.

Overall Economic Trends

We launched RueLaLa in 2008, in the midst of the Great Recession. Our business is affected by general economic and business conditions in the United States. During economic downturns and recessions, consumers tend to spend less by reducing the volume of their purchases or by shifting their purchasing pattern towards discounted products. The off-price market in the U.S., of which we are a leading eCommerce market participant, has demonstrated a sustainable growth rate since 2008 primarily driven by a shift in consumer behavior towards value.

We believe that our business model, focused on our attractive value proposition underpinned by our efficient pricing and diverse brand selection, has allowed us to grow in the aftermath of the Great Recession and during the uncertainties of the COVID-19 pandemic. In addition, we also believe that any improvements in the general economic conditions in the U.S. and any growth in consumer spending generally have a positive impact on our performance by leading increased spend per customer.

We believe that we have been successful in responding to market trends, including in consumer purchasing patterns, due to our agility in buying goods and ability to predict customer demands and preferences and translate them into compelling merchandise offerings. This success is largely based on a thorough analysis of historical data, customer data insights and our experienced merchants.

Impact of COVID-19 Pandemic

During 2020 and into 2021, volatile macro environment and business conditions relating to the COVID-19 pandemic required us to be nimble and continue to refine our business model.

Impact on eCommerce Industry

As brick-and-mortar retailers shut down in the first half of 2020 in response to government mandates to “shelter-in-place” and close non-essential businesses, customers flocked to eCommerce. Our eCommerce platform, as well as our agile supply chain and access to premium and luxury branded inventory, positioned us well to capture pent-up demand by providing customers relevant and trending categories such as home décor, beauty and jewelry.

Shifting Customer Preferences

Changes in customer preferences due to the pandemic led to inventory management changes, such as reducing new inventory receipts and shifting our category mix as customers migrated from fashion and footwear merchandise to home décor, European luxury goods and beauty products. We also experienced increased dropship sales and lower customer returns during 2020 as compared to 2019.

Impact on Gross Profit and Logistical Constraints

During 2020, we were more aggressive with our promotional activity, which resulted in a decrease to our gross margins on a year-over-year basis. Furthermore, our ability to allocate, deliver and maintain an appropriate mix and level of inventory and meet customer demands also was negatively impacted during 2020 by strategic decisions we made to cancel certain orders from brand partners and temporary shipping delays, which affected decisions on markdowns. Additionally, an overall increase in shipping demands, as consumers gravitated toward eCommerce while brick-and-mortar stores remained closed or due to social distancing measures, resulted in higher shipping costs due to capacity constraint and competitive wage pressure among third-party logistics service providers during 2020. The COVID-19 pandemic has impacted and may continue to impact the financial viability or business operations of some of our vendors and transportation or logistics providers, and may in the future interrupt and further increase costs for, our supply chain and could require additional changes to our operations. Despite these challenges, from 2019 to 2020, net revenue grew by 5.3%, net loss increased by 2.5% and Adjusted EBITDA grew 547.2%, respectively.

Response to COVID-19 — Associates and Brand Partner Relationships

Beginning in March 2020, we implemented a series of actions to mitigate the impact of COVID-19 on our business, including establishing a taskforce to monitor and address such impact. We temporarily closed certain corporate and administrative offices, including our corporate headquarters in Boston and our offices in New York, and shifted those associates to remote work. In addition, we implemented a cost reduction plan in April 2020 to reduce operating expenses and to better align our workforce with the needs of the Company, and extended payment terms with our brand partners where possible.

The COVID-19 pandemic remains a dynamic situation, and we will continue to closely monitor the effects of the pandemic and any changes in consumer behavior. Any future adverse effects from the pandemic may impact our operations, brand partners, customers, and supply chain, which may affect our future net revenue, cost of revenue and gross profit and result in changes to our operations.

Components of Results of Operations

Net Revenue

Net revenue primarily consists of sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more sold exclusively through our websites and associated mobile applications. We also earn commissions based on a percentage of net revenue of merchandise on the Shop Premium Outlets marketplace. Net revenue represents the sale of these items and other revenues, such as sales through third-party marketplaces and shipping revenue. Net revenue is reduced for promotional discounts, provisions for expected returns and excludes sales tax. Net revenue from our Rue+Gilt segment represented substantially all of our net revenue for 2019 and 2020. Within the Rue+Gilt segment, net revenue is primarily driven by growth in the number of our Active Buyers, as well as improvement in Net Revenue LTM per Active Buyer.

Our revenue recognition policies are discussed under “Critical Accounting Policies and Estimates” and Note 2, “Summary of Significant Accounting Policies–Revenue Recognition,” to our consolidated financial statements included elsewhere in this prospectus. For a discussion of the impacts related to the COVID-19 pandemic to our net revenue and other results of operations, see “—Impact of COVID-19 Pandemic” above.

Cost of Revenue and Gross Profit

Cost of revenue consists of the purchase price of merchandise sold to customers and includes inbound shipping costs, damaged or defective merchandise returned from customers and inventory reserves and other miscellaneous items. Cost of revenue is primarily driven by growth in orders placed by customers, the mix of the product available for sale on our sites and inbound transportation costs. We expect our cost of revenue to fluctuate as a percentage of net revenue primarily due to how we manage our inventory and merchandise mix. Certain of our competitors and other retailers may report cost of revenue differently than we do. As a result, the reporting of our cost of revenue may not be comparable to other companies.

Gross profit is calculated as net revenue less cost of revenue, and we refer to gross profit as a percentage of our net revenue as gross margin. Gross profit and gross margin depend upon several factors, such as changes in cost structure of merchandise purchased, the size of purchase order, the relative sales mix among product categories, the average price of our products sold and rate of unit selling. As a result, our gross profit and gross margin may not be comparable to similar data made available by other companies. We expect that gross profit will increase over time as we continue to scale our business.

Marketing

Marketing expenses consist primarily of costs related to growing and retaining our customer base. Expenses include advertising, social and affiliate marketing, marketing partnerships, and we assembled email campaigns to current members, as well as salaries and related benefits for the marketing function. We expect marketing expenses to increase over time as a percentage of net revenue as we increase the amount of new customer acquisition and increase the number of Active Buyers.

Selling and Distribution

Selling and distribution expenses consist of shipping and other transportation costs incurred delivering merchandise to customers and customers returning merchandise, merchant processing fees, fulfillment and customer service. Fulfillment expenses include those costs incurred in operating and staffing the fulfillment center, including costs attributable to inspecting and warehousing inventories, shipping supplies, picking, packaging and preparing customer orders for shipment. Fulfillment expenses also includes the cost of warehousing facilities. Customer service expenses include the cost of operating and staffing the customer service operations. We expect selling and distribution expenses to increase as we continue to scale our business. Over the long term, we expect selling and distribution costs to decrease as a percentage of net revenue.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefit costs and stock-based compensation expense for employees involved in general corporate functions, including merchandising, creative, photo studio and technology, as well as facilities costs including rent and other occupancy expenses. We expect that our general and administrative expenses will increase in future periods due to additional legal, finance, human resources, insurance and other expenses that we expect to incur as a result of being a public company, including compliance with the Sarbanes-Oxley Act, and from growing headcount. Any increase in future incentive awards or other stock-based compensation will also increase our personnel expenses included in general and administrative expenses. However, we expect our general and administrative expenses to decrease as a percentage of net revenue over the long term as our net revenue increase and we realize economies of scale.

Impairment of Intangible Assets

Impairment of intangible assets consists of any impairments recorded on our finite-lived and indefinite-lived intangible assets. Intangible assets are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable.

For indefinite-lived intangible assets, a potential impairment has occurred if events or circumstances indicate that it is more likely than not that the asset’s fair value is less than its carrying amount or if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group’s carrying value over its fair value.

When finite-lived intangible assets are assessed for impairment, we compare forecasts of the undiscounted cash flows expected from the use and eventual disposition of the intangible asset to its carrying value. If the estimated undiscounted future cash flows are less than the asset’s carrying amount, we would recognize an impairment loss based on the excess of the carrying value of the impaired asset over its fair value based on discounted cash flows.

Depreciation and Amortization

Depreciation and amortization consist primarily of depreciation of property and equipment, amortization of capitalized software development costs (internal-use software) and amortization of acquired intangible assets through business combinations, including member, supplier and customer relationships. We expect our depreciation and amortization may increase as we expand our operations and investments in capital expenditures.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment consists of the loss recorded upon disposal of property and equipment that can no longer be utilized.

Interest Expense, Net

Interest expense, net primarily consists of any cash interest on outstanding borrowings under our Credit Facility and Revolver, as well as the non-cash amortization of debt issuance costs. For a further description and definition of Credit Facility and Revolver, see “—Our Indebtedness.”

Income Tax Expense

We are subject to U.S. and Canada federal, state and local income taxes in multiple state jurisdictions in which we operate. Our income taxes are estimated based on taxable income earned in each state jurisdiction. We have a valuation allowance for a substantial amount of our deferred tax asset primarily consisting of our federal and state net operating loss carryforwards and accruals and reserves. Our effective tax rate varies depending on earnings, the realizability of any deferred tax assets and liabilities, and changes in tax rates and laws in any state jurisdictions in which we operate.

Results of Operations

The following table summarizes our results of operations for the nine-month periods ended September 26, 2020 and October 2, 2021:

	Nine-Month Period Ended
	September 26, 2020	October 2, 2021	$ Change	% Change
		(in thousands)
Net revenue	$385,930	$516,472	$130,542	33.8%
Cost of revenue	261,998	342,096	80,098	30.6%

Gross profit	123,932	174,376	50,444	40.7%
Operating expenses:
Marketing	20,538	39,441	18,903	92.0%
Selling and distribution	53,840	73,466	19,626	36.5%
General and administrative	58,479	65,332	6,853	11.7%
Depreciation and amortization	6,955	7,084	129	1.9%
Loss on disposal of property and equipment	3,251	349	(2,902)	(89.3)%

Total operating expenses	143,063	185,672	42,609	29.8%

Loss from operations	(19,131)	(11,296)	7,835	(41.0)%
Interest expense, net	(802)	(1,119)	(317)	39.5%

Loss before income taxes	(19,933)	(12,415)	7,518	(37.7)%
Income tax expense	189	189	—	—

Net loss	$(20,122)	$(12,604)	7,518	(37.4)%

Adjusted EBITDA	$(5,675)	$1,252	$6,927	122.1%

The following table summarizes our results of operations as a percentage of net revenue for the periods indicated:

	Nine-Month Period Ended
	September 26, 2020	October 2, 2021
Net revenue	100.0%	100.0%
Cost of revenue	67.9	66.2

Gross profit	32.1	33.8
Operating expenses:
Marketing	5.3	7.6
Selling and distribution	14.0	14.2
General and administrative	15.2	12.6
Depreciation and amortization	1.8	1.4
Loss on disposal of property and equipment	0.8	0.1

Total operating expenses	37.1	35.9

Loss from operations	(5.0)	(2.1)
Interest expense, net	(0.2)	(0.2)

Loss before income taxes	(5.2)	(2.3)
Income tax expense	0.0	0.0

Net loss	(5.2)%	(2.3)

Adjusted EBITDA	(1.5)%	0.2%

Comparison of the nine-month periods ended September 26, 2020 and October 2, 2021

Net Revenue

Net revenue was $516.5 million for the nine-month period ended October 2, 2021, compared to $385.9 million for the nine-month period ended September 26, 2020. The increase of $130.5 million, or 33.8%, was primarily due to an increase in the number of Active Buyers as a result of marketing acquisition investments and an increase in net revenue per Active Buyer in the nine-month period ended October 2, 2021, compared to the nine-month period ended September 26, 2020.

Cost of Revenue and Gross Profit

Cost of revenue was $342.1 million for the nine-month period ended October 2, 2021, compared to $262.0 million for the nine-month period ended September 26, 2020. The increase of $80.1 million, or 30.6%, was primarily due to the overall increase in sales volume and a shift in merchandise category mix.

Gross profit was $174.4 million and gross margin was 33.8% for the nine-month period ended October 2, 2021, compared to $123.9 million and 32.1% for the nine-month period ended September 26, 2020. The increase of $50.4 million was primarily due to higher sales volume, and the increase in gross margin rate of 170 basis points was a result of the shift in merchandise category mix and a reduction of the level of promotion discounts that had been offered in 2020 as a result of the COVID-19 pandemic.

Marketing

Marketing expenses were $39.4 million for the nine-month period ended October 2, 2021, compared to $20.5 million for the nine-month period ended September 26, 2020. The increase of $18.9 million, or 92.0%, was due to $12.9 million of higher marketing acquisition costs related to a strategic decision to accelerate new customer acquisition investments beginning in the third quarter of 2020 and continuing through the nine-month period ended October 2, 2021, as well as a $6.0 million increase in reactivation, headcount and other marketing costs. Total acquisition marketing costs were $20.0 million for the nine-month period ended October 2, 2021. As a percentage of net revenue, total marketing expenses increased by 230 basis points.

Selling and Distribution

Selling and distribution expenses were $73.5 million for the nine-month period ended October 2, 2021, compared to $53.8 million for the nine-month period ended September 26, 2020. The increase of $19.6 million, or 36.5%, was primarily due to an $8.6 million increase in outbound shipping costs, a $4.4 million increase in credit card fees, a $3.9 million increase in warehouse expenses, and a $2.7 million increase in customer service expenses. As a percentage of net revenue, our selling and distribution expenses increased by 20 basis points.

General and Administrative

General and administrative expenses were $65.3 million for the nine-month period ended October 2, 2021, compared to $58.5 million for the nine-month period ended September 26, 2020. The increase of $6.9 million, or 11.7%, was due to a $5.7 million increase in payroll and related expenses and $2.6 million of external costs incurred to prepare for our initial public offering and preparing for public company requirements in the nine-month period ended October 2, 2021, partially offset by a decrease of approximately $1.4 million in severance costs, mostly incurred in 2020 in response to the COVID-19 pandemic. As a percentage of net revenue, our general and administrative expenses decreased by 260 basis points.

Depreciation and Amortization

Depreciation and amortization was $7.1 million for the nine-month period ended October 2, 2021, compared to $7.0 million for the nine-month period ended September 26, 2020. The increase of $0.1 million, or 1.9%, was primarily a result of the acquisition of property and equipment. As a percentage of net revenue, our depreciation and amortization decreased by 40 basis points.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment was $0.3 million for the nine-month period ended October 2, 2021, compared to $3.3 million for the nine-month period ended September 26, 2020. Loss on disposal of property and equipment decreased by $2.9 million, or 89.3%. The $3.3 million disposal during the nine-month period ended September 26, 2020 related to a disposal of software based upon our determination to change the existing eCommerce platform for Shop Premium Outlets. The $0.3 million disposal during the nine-month period ended October 2, 2021 related to our determination to abandon a project related to our warehouse fulfillment operations. As a percentage of net revenue, our loss on disposal of property and equipment decreased by 70 basis points.

Interest Expense, Net

Interest expense, net, was $1.1 million for the nine-month period ended October 2, 2021, compared to $0.8 million for the nine-month period ended September 26, 2020. The increase of $0.3 million, or 39.5%, was primarily due to higher overall borrowings on our Credit Facility during the nine-month period ended October 2, 2021. As a percentage of net revenue, our interest expense, net, did not change.

Income Tax Expense

Income tax expense was $0.2 million for the nine-month period ended October 2, 2021, compared to $0.2 million for the nine-month period ended September 26, 2020. Income tax expense did not change, and our effective tax rate was (1.5)% for the nine-month period ended October 2, 2021 compared to (1.0)% for the nine-month periods ended September 26, 2020. The income tax expense of $0.2 million for the nine-month period ended October 2, 2021 primarily related to our deferred tax assets. The change in our effective tax rate primarily reflected a decrease in our loss before income taxes and a 5.4% decrease in other permanent differences related to the cost of our initial public offering. As a percentage of net revenue, our income tax expense did not change.

Net Loss

Net loss was $12.6 million for the nine-month period ended October 2, 2021, compared to $20.1 million for the nine-month period ended September 26, 2020. The decrease of $7.5 million, or 37.4%, was primarily due to the factors described above. As a percentage of net revenue, our net loss decreased by 290 basis points.

Adjusted EBITDA

Adjusted EBITDA was $1.3 million for the nine-month period ended October 2, 2021, compared to $(5.7) million for the nine-month period ended September 26, 2020. The increase of $6.9 million, or 122.1%, was primarily due to increased net revenue that resulted in $50.4 million of incremental gross margin, and was partially offset by a net increase in certain operational costs. As a percentage of net revenue, our Adjusted EBITDA increased by 170 basis points.

The following table summarizes our results of operations for 2019 and 2020:

	Fiscal Year Ended
	December 28, 2019	January 2, 2021	$ Change	% Change
		(in thousands)
Net revenue	$543,304	$571,914	$28,610	5.3%
Cost of revenue	359,242	386,095	26,853	7.5%

Gross profit	184,062	185,819	1,757	1.0%
Marketing	31,130	29,360	(1,770)	(5.7)%
Selling and distribution	71,928	80,646	8,718	12.1%
General and administrative	84,265	76,557	(7,708)	(9.1)%
Impairment of intangible assets	2,533	500	(2,033)	(80.3)%
Depreciation and amortization	5,952	9,118	3,166	53.2%
Loss on disposal of property and equipment	—	4,785	4,785	n/m

Total operating expenses	195,808	200,966	5,158	2.6%

Loss from operations	(11,746)	(15,147)	(3,401)	29.0%
Interest expense, net	(3,834)	(1,076)	2,758	(71.9)%
Loss before income taxes	(15,580)	(16,223)	(643)	4.1%
Income tax expense	328	90	(238)	(72.6)%

Net loss	$(15,908)	$(16,313)	$(405)	2.5%

Adjusted EBITDA	$472	$3,055	$2,583	547.2%

The following table summarizes our results of operations as a percentage of net revenue for the periods indicated:

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Net revenue	100.0%	100.0%
Cost of revenue	66.1	67.5
Gross profit	33.9	32.5

Marketing	5.7	5.1
Selling and distribution	13.2	14.1
General and administrative	15.5	13.4
Impairment of intangible assets	0.5	0.1
Depreciation and amortization	1.1	1.6
Loss on disposal of property and equipment	—	0.8

Total operating expenses	36.0	35.1

Loss from operations	(2.1)	(2.6)
Interest expense, net	(0.7)	(0.2)

Loss before income taxes	(2.8)	(2.8)
Income tax expense	0.1	—

Net loss	(2.9)%	(2.8)%

Adjusted EBITDA	0.1%	0.5%

Comparison of 2019 and 2020

Net Revenue

Net revenue was $571.9 million for 2020, compared to $543.3 million for 2019. The increase of $28.6 million, or 5.3%, was primarily due to a 6.8% increase in the number of Active Buyers and increased order count in 2020, compared to 2019. Additionally, a shift in revenue by product category led to a lower return rate beginning in the second quarter of 2020, which was partially offset by a decrease in average revenue per customer.

Cost of Revenue and Gross Profit

Cost of revenue was $386.1 million for 2020, compared to $359.2 million for 2019. The increase of $26.9 million, or 7.5%, was primarily due to the overall increase in sales volume and a shift in merchandise category mix.

Gross profit was $185.8 million and gross margin was 32.5% for 2020, compared to $184.1 million and 33.9% for 2019. The increase of $1.8 million was primarily due to higher sales volume, and the reduction in gross margin of 140 basis points was a result of the shift in our merchandise category mix and increased discounts in response to the COVID-19 pandemic.

Marketing

Marketing expenses were $29.4 million for 2020, compared to $31.1 million in 2019. The decrease of $1.8 million, or 5.7%, was primarily due to a $1.6 million reduction in marketing expenses related to email outreach and retargeting activity. The remainder of the decrease was a result of decreased non-payroll-related operating costs in response to the COVID-19 pandemic. Marketing acquisition costs of $10.9 million in 2020 remained flat compared to 2019. As a percentage of revenue, total marketing expenses decreased by 60 basis points.

Selling and Distribution

Selling and distribution expenses were $80.6 million for 2020, compared to $71.9 million for 2019. The increase of $8.7 million, or 12.1%, was primarily due to a $5.0 million increase in outbound shipping costs, a $2.5 million increase in customer service expenses and a $1.8 million increase in fulfillment expenses. As a percentage of net revenue, our selling and distribution expenses increased by 90 basis points.

General and Administrative

General and administrative expenses were $76.6 million for 2020, compared to $84.3 million for 2019. The decrease of $7.7 million, or 9.1%, was primarily due to a strategic decision to decrease operating expenses in response to COVID, including a reduction in workforce, which resulted in a $3.4 million decrease in salary and related benefits and other employee costs, and a $1.4 million decrease in travel and entertainment expenses. Additionally, we incurred $2.9 million and $0.5 million in transaction and integration-related costs during 2019 and 2020, respectively, related to our acquisition of Shop Premium Outlets. As a percentage of net revenue, our general and administrative expenses decreased by 210 basis points.

Impairment of Intangible Assets

Impairment of intangible assets was $0.5 million for 2020, compared to $2.5 million for 2019. The impairment of intangible assets for both 2019 and 2020 related to impairment charges within the Rue+Gilt segment, related to our RueLaLa indefinite-lived trade name. See “—Critical Accounting Policies and Estimates.” As a percentage of net revenue, our impairment of intangible assets decreased by 40 basis points.

Depreciation and Amortization

Depreciation and amortization was $9.1 million for 2020, compared to $6.0 million for 2019. The increase of $3.1 million, or 53.2%, was primarily a result from the acquisition of Shop Premium Outlets property and equipment, consisting of purchases of website and internal use-software. As a percentage of net revenue, our depreciation and amortization increased by 50 basis points.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment was $4.8 million for 2020, compared to no loss for 2019. The $4.8 million increase in loss on disposal of property and equipment for 2020 consisted of a $3.3 million loss on disposal for software based upon our determination to change the existing eCommerce platform for Shop Premium Outlets and a $1.5 million loss on disposal for software related to a Rue+Gilt order management system that could no longer be used. As a percentage of net revenue, our loss on disposal of property and equipment increased by 80 basis points.

Interest Expense, Net

Interest expense, net, was $1.1 million for 2020, compared to $3.8 million for 2019. The decrease of $2.8 million, or 71.9%, was primarily due to the repayment of the revolving loan agreement during 2019 and lower overall borrowings on our Credit Facility during 2020. As a percentage of net revenue, our interest expense, net, decreased by 50 basis points.

Income Tax Expense

Income tax expense was less than $0.1 million for 2020, compared to $0.3 million for 2019. Income tax expense decreased by $0.2 million and our effective tax rate was 0.6% for 2020 compared to 2.1% for 2019. The income tax expense of $0.3 million for 2019 consisted primarily of federal income tax expense based on our loss before income taxes. The change in our effective tax rate primarily reflected an increase in our loss before income taxes and a 0.8% decrease in our state income tax, net of federal benefit. As a percentage of net revenue, our income tax expense decreased by 10 basis points.

Net Loss

Net loss was $(16.3) million for 2020, compared to $(15.9 million) for 2019. The increase of $0.4 million, or 2.5%, was primarily due to the factors described above. As a percentage of net revenue, our net loss decreased by 10 basis points.

Adjusted EBITDA

Adjusted EBITDA was $3.1 million for 2020, compared to $0.5 million for 2019. The increase of $2.6 million, or 547.2%, was primarily due to increased net revenue that resulted in $1.8 million of incremental gross margin, partially offset by a net increase in certain operational costs. As a percentage of net revenue, our Adjusted EBITDA increased by 40 basis points.

Quarterly Results of Operations and Key Operating Metrics

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for the 11 quarters ended October 2, 2021, as well as the percentage that each line item represents of net revenue. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Fiscal Quarter Ended
	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020	September 26, 2020	January 2, 2021	April 3, 2021	July 3, 2021	October 2, 2021
	(in thousands)
Net revenue	$128,253	$132,403	$121,161	$161,487	$126,097	$126,663	$133,170	$185,984	$168,151	$180,938	$167,383
Cost of revenue	85,187	85,158	80,993	107,904	87,430	85,099	89,469	124,097	111,745	119,294	111,057

Gross profit	43,066	47,245	40,168	53,583	38,667	41,564	43,701	61,887	56,406	61,644	56,326
Operating expenses:
Marketing	7,823	8,152	6,767	8,388	7,717	5,916	6,905	8,822	12,571	14,235	12,635
Selling and distribution	17,473	17,054	15,655	21,746	17,386	17,208	19,246	26,806	23,960	25,837	23,669
General and administrative	20,851	21,218	20,546	21,650	21,022	18,700	18,757	18,078	20,389	22,149	22,794
Impairment of intangible assets	1,733	—	—	800	—	—	—	500	—	—	—
Depreciation and amortization	1,312	1,280	1,596	1,764	2,040	2,318	2,597	2,163	2,298	2,136	—
Loss on disposal of property and equipment	—	—	—	—	—	—	3,251	1,534	—	349	2,650

Total operating expenses	49,192	47,704	44,564	54,348	48,165	44,142	50,756	57,903	59,218	64,706	61,748

Income (loss) from operations	(6,126)	(459)	(4,396)	(765)	(9,498)	(2,578)	(7,055)	3,984	(2,812)	(3,062)	(5,422)
Interest expense, net	(1,025)	(1,157)	(1,255)	(397)	(169)	(193)	(440)	(274)	(271)	(367)	(481)

Income (loss) before income taxes	(7,151)	(1,616)	(5,651)	(1,162)	(9,667)	(2,771)	(7,495)	3,710	(3,083)	(3,429)	(5,903)
Income tax expense (benefit)	(144)	14	14	444	63	63	63	(99)	63	63	63

Net income (loss) and comprehensive loss	$(7,007)	$(1,630)	$(5,665)	$(1,606)	$(9,730)	$(2,834)	$(7,558)	$3,809	$(3,146)	$(3,492)	$(5,966)

The following table summarizes our quarterly results of operations as a percentage of net revenue for the periods indicated:

	Fiscal Quarter Ended
	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020	September 26, 2020	January 2, 2021	April 3, 2021	July 3, 2021	October 2, 2021
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%
Cost of revenue	66.4	64.3	66.8	66.8	69.3	67.2	67.2	66.7	66.5	65.9	66.3

Gross profit	33.6	35.7	33.2	33.2	30.7	32.8	32.8	33.3	33.5	34.1	33.7
Operating expenses:
Marketing	6.1	6.2	5.6	5.2	6.1	4.7	5.2	4.7	7.5	7.9	7.5
Selling and distribution	13.6	12.9	12.9	13.5	13.8	13.6	14.5	14.4	14.2	14.3	14.1
General and administrative	16.3	16.0	17.0	13.4	16.7	14.8	14.1	9.7	12.1	12.2	13.6
Impairment of intangible assets	1.4	0.0	0.0	0.5	0.0	0.0	0.0	0.3	0.0	0.0	0.0
Depreciation and amortization	1.0	1.0	1.3	1.1	1.6	1.8	2.0	1.2	1.4	1.2	1.6
Loss on disposal of property and equipment	0.0	0.0	0.0	0.0	0.0	0.0	2.4	0.8	0.0	0.2	0.0

Total operating expenses	38.4	36.1	36.8	33.7	38.2	34.9	38.2	31.1	35.2	35.8	36.8

Income (loss) from operations	(4.8)	(0.4)	(3.6)	(0.5)	(7.5)	(2.1)	(5.4)	2.2	(1.7)	(1.7)	(3.1)
Interest expense, net	(0.8)	(0.9)	(1.0)	(0.2)	(0.1)	(0.2)	(0.3)	(0.1)	(0.2)	(0.2)	(0.3)

Income (loss) before income taxes	(5.6)	(1.3)	(4.6)	(0.7)	(7.6)	(2.3)	(5.7)	2.1	(1.9)	(1.9)	(3.4)
Income tax expense (benefit)	(0.1)	(0.0)	(0.0)	0.3	(0.0)	(0.0)	(0.0)	(0.1)	0.0	0.0	0.0

Net income (loss) and comprehensive loss	(5.5)%	(1.3)%	(4.6)%	(1.0)%	(7.6)%	(2.3)%	(5.7)%	2.2%	(1.9)%	(1.9)%	(3.4)%

Key Financial and Operating Metrics

	Fiscal Quarter Ended
	December 28, 2019	March 28, 2020	June 27, 2020	September 26, 2020	January 2, 2021	April 3, 2021	July 3, 2021	October 2, 2021
	(in thousands, other than percentages and Net Revenue LTM per Active Buyer)
Operating Metrics
Rue+Gilt
Active Buyers	851	853	865	876	908	989	1,056	1,081
Net Revenue LTM per Active Buyer	$639	$634	$619	$624	$629	$619	$631	$648
GAAP Financial Measures
Net revenue	$161,487	$126,097	$126,663	$133,170	$185,984	$168,151	$180,938	$167,383
Gross margin	33.2%	30.7%	32.8%	32.8%	33.3%	33.5%	34.1%	33.7%
Net income (loss)	$(1,606)	$(9,730)	$(2,834)	$(7,558)	$3,809	$(3,146)	$(3,492)	$(5,966)
Non-GAAP Financials Measures
Adjusted EBITDA	$3,856	$(7,284)	$1,487	$122	$8,730	$409	$1,778	$(935)

The following table presents a reconciliation of Adjusted EBITDA from net income (loss):

	Fiscal Quarter Ended
	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020	September 26, 2020	January 2, 2021	April 3, 2021	July 3, 2021	October 2, 2021
	(in thousands)
Net income (loss)	$(7,007)	$(1,630)	$(5,665)	$(1,606)	$(9,730)	$(2,834)	$(7,558)	$3,809	$(3,146)	$(3,492)	$(5,966)
Adjusted to exclude the following:
Interest expense, net	1,025	1,157	1,255	397	169	193	440	274	271	367	481
Income tax expense	(144)	14	14	444	63	63	63	(99)	63	63	63
Depreciation and amortization	1,312	1,280	1,596	1,764	2,040	2,318	2,597	2,163	2,298	2,136	2,650
Stock-based compensation expense	88	88	81	43	68	63	622	323	514	603	654
Impairment of intangible assets	1,733	—	—	800	—	—	—	500	—	—	—
Loss on disposal of property and equipment	—	—	—	—	—	—	3,251	1,534	—	349	—
IPO related costs	—	—	—	—	—	—	—	—	—	1,587	972
Acquisition and integration related costs	69	186	1,164	2,014	106	58	554	202	133	133	109
Severance and other costs	—	—	—	—	—	1,626	153	24	276	32	102

Adjusted EBITDA	$(2,924)	$1,095	$(1,555)	$3,856	$(7,284)	$1,487	$122	$8,730	$409	$1,778	$(935)

Reportable Segments Adjusted EBITDA:
Rue+Gilt	$(2,924)	$1,095	$(1,555)	$7,001	$(4,604)	$2,758	$2,240	$9,527	$1,962	$3,211	$727
Shop Premium Outlets	—	—	—	(3,145)	(2,680)	(1,271)	(2,118)	(797)	(1,553)	(1,433)	(1,662)

Adjusted EBITDA	$(2,924)	$1,095	$(1,555)	$3,856	$(7,284)	$1,487	$122	$8,730	$409	$1,778	$(935)

Seasonality and Quarterly Trends

Generally, our business is affected by the pattern of seasonality similar to other retail businesses, which causes our quarterly results and cash flows to fluctuate during the year. Historically, we have recognized a significant portion of our net revenue in the fourth quarter of each fiscal year as a result of increased sales during the holiday season, followed by decreased net revenue in the first quarter of the following fiscal year. As a result, we believe that comparisons of net revenue and results of operations for a given quarter to net revenue and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net revenue and results of operations for sequential quarters.

Net Revenue

Our net revenue overall increased on a comparable basis from March 30, 2019 to October 2, 2021 due to consistent growth in Active Buyers and increased order count, with the exception of the first and second quarters of 2020 due to the impact of the COVID-19 pandemic. As a result of the COVID-19 pandemic, there was a shift in our revenue by product category that has continued through October 2, 2021. Additionally, we experienced increased net revenue sequentially beginning in the fiscal quarter ended September 26, 2020 and continued through the fiscal quarter ended July 3, 2021 as a result of continued demand for products with higher values and increased Active Buyers as a result of marketing acquisition investments. Net revenue for the fiscal quarter ended October 2, 2021 decreased as compared to the fiscal quarter ended July 3, 2021 as a result of decreased orders from seasonality, but increased $34.2 million or 25.7% over the same fiscal quarter in the prior year.

Cost of Revenue and Gross Profit

Cost of revenue has typically been lower in the first two quarters of each year and higher in the last quarter of each year, reflecting the seasonal demand of our products as discussed above. The increase in 2020 was primarily due to the overall increase in sales volume and a shift in merchandise category mix.

Our gross profit has fluctuated quarter-to-quarter due to the seasonal nature of our business. In the first two quarters of 2020, the reduction in gross margin was a result of the shift in our merchandise category mix and increased discounts in response to the COVID-19 pandemic. Beginning in the second half of 2020 and through the second quarter of 2021, gross margin has consistently increased as we have improved our merchandise category mix and reduced the level of promotional discounts.

Operating Expenses

Our operating expenses have fluctuated quarter-to-quarter, corresponding to changes in net revenue, and as a result of our responses to the COVID-19 pandemic, such as decreased non-payroll related operating costs, and certain quarters where impairment charges, loss on disposals of property and equipment and transaction and integration-related costs were recorded. Beginning in the third quarter of 2020, operating expenses increased sequentially as a result of a strategic decision to invest in marketing activities targeted at the acquisition of new customers as well as a result of increased outbound shipping costs. Additionally, in 2021 we began incurring external costs in preparation for our initial public offering and preparing for public company requirements.

See “—Impact of COVID-19 Pandemic” above for a further discussion of the impact of the COVID-19 pandemic on our business.

Liquidity and Capital Resources

Overview

As of January 2, 2021, we had cash of $13.0 million and an accumulated deficit of $191.5 million. Historically, we have primarily financed our operations through cash on hand and availability through our Credit Facility and Revolver, see “—Our Indebtedness.”

Our primary working capital requirements are for the purchase of inventory, payroll, rent, facility costs, advertising costs and other expenditures necessary to support our business growth. Our working capital requirements fluctuate during the year, driven primarily by seasonality and the timing of inventory purchases. See “—Seasonality” for further details. Our capital expenditures are primarily related to investments in technology to enhance the overall customer experience and technological infrastructure of our websites and mobile applications, investments in our warehouse, as well as to support the continued growth of Shop Premium Outlets.

We believe that our existing cash and availability under our Credit Facility, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section titled “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Our Indebtedness

Credit Facility

On June 24, 2013, we entered into an asset-based revolving credit facility (as amended through June 11, 2021, the “Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”), which allowed for committed loans and letters of credit. The aggregate commitment amount (the “Committed Amount”) was $65.0 million, which is comprised of “Tranche A” loans in the amount of $60.5 million and “Tranche A 1” loans in the amount of

$4.5 million, which could be increased to $7.0 million during the “seasonal increase period, which is the period commencing on the later of May 1 of the fiscal year and a date prior to November 30 of such fiscal year and ending on the earlier of 120 consecutive days from the commencement date and November 30 of such fiscal year.

Availability under the Credit Facility is based upon our accounts receivable and eligible inventory (the “Borrowing Base”) as defined in the agreement and is subject to a minimum availability financial covenant (a “Cash Dominion Event”), which is defined as either (1) the occurrence and continuance of any default, or (2) the failure to maintain availability of at least the greater of (a) $10.0 million or (b) 20% of the “Tranche A” loan cap, in each case, for five consecutive business days. Once the Cash Dominion Event is triggered, it is in place until (i) the default has been waived or cured or (ii) availability has exceeded the greater of $10.0 million or 20% of the Tranche A loan cap for 30 consecutive calendar days. Should a Cash Dominion Event occur, daily cash receipts and collections are transferred daily to pay down the outstanding borrowings to an appropriate level.

Tranche A borrowings bear interest at either LIBOR, plus 2% or a base rate (the higher of (a) the Federal Funds Rate, as in effect from time to time, plus one half of 1%, (b) the Adjusted LIBOR plus 1.0%, or (c) the rate of interest in effect for such day as publicly announced from time to time by the bank as its prime rate) plus 1%. Tranche A 1 borrowings bear interest at either LIBOR, plus 4.5% or a base rate (the higher of (a) the Federal Funds Rate, as in effect from time to time, plus one half of 1.0%, (b) the adjusted LIBOR plus 1.0%, or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its prime rate) plus 3.5%. The maturity date of the Credit Facility is June 11, 2024.

Our obligations under the Credit Facility are secured by substantially all of our assets. We are required to meet certain financial covenants, including maintaining specific liquidity measurements. There are also negative covenants, including certain restrictions on our ability to incur additional indebtedness, create liens, make investments, consolidate or merge with other entities, enter into transactions with affiliates and make prepayments.

Letters of Credit

On January 23, 2017, we entered into a letter of credit agreement with Kynetic, LLC (“Kynetic”), one of our greater than 5% stockholders, for $22.5 million, which had an expiration date of 30 days following the maturity date of the Credit Facility and was collateralized with restricted cash of $22.5 million. On October 16, 2019, the letter of credit agreement was terminated in connection with the investment we received from Simon.

Revolving Loan Agreement

On July 5, 2018, we entered a revolving loan agreement (the “Revolver”) with one of our stockholders to finance ongoing general corporate and working capital needs. Under the Revolver, we were able to borrow, repay, and prepay without penalty and premium up to $20.0 million. The Revolver bore interest at a rate equal to LIBOR plus 6.00% and required interest payments at the end of each calendar quarter beginning on September 30, 2018. The principal and all accrued and unpaid interest were due to that stockholder on October 29, 2021. On October 16, 2019, the Revolver was terminated in connection with the investment we received from Simon.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

(in thousands)	Fiscal Year Ended		Nine-Month Period Ended
	December 28, 2019	January 2, 2021	September 26, 2020	October 2, 2021
Net cash used in operating activities	$(3,613)	$(2,380)	$(12,892)	$(35,707)
Net cash used in investing activities	(10,014)	(7,654)	(6,303)	(6,191)
Net cash provided by (used in) financing activities	36,775	(66)	(38)	29,503

Net increase (decrease) in cash	$23,148	$(10,100)	$(19,233)	$(12,395)

Operating Activities

During the nine-month period ended October 2, 2021, operating activities used $35.7 million of cash, consisting primarily of $23.7 million in inventories, $8.4 million in accounts payable, $5.6 million in prepaid expenses and other current assets and $4.3 million in accounts receivable, which were partially offset by $5.9 million in accrued expenses and other current liabilities and $2.5 million in deferred revenue. The increase in inventories and accrued expenses and other current liabilities was primarily due to increased purchases of inventory in advance of the holiday season. The increase in prepaid expenses and other current assets was primarily due to the timing of vendor payments. The increase in accounts receivable was primarily due to increased sales volume and the timing of cash receipts. The decrease in accounts payable was primarily due to the timing of inventory receipts. The increase in deferred revenue was primarily due to increased participation in the shipping membership programs.

During the nine-month period ended September 26, 2020, operating activities used $12.9 million of cash, consisting primarily of $13.6 million in accounts payable, $10.6 million in accrued expenses and other current liabilities, $5.0 million in prepaid expenses and other current assets and $4.9 million in accounts receivable, which were partially offset by $29.9 million in inventories. The decrease in accounts payable was primarily due to the reduction in inventory levels in response to COVID-19, as well as the timing of vendor payments. The decrease in accrued expenses and other current liabilities was primarily due to lower operating expenses as a result of COVID-19. The increase in prepaid expenses and other current assets was primarily due to the timing of vendor payments. The increase in accounts receivable was primarily due to increased sales volume and the timing of cash receipts. The decrease in inventories was primarily due to the efforts to reduce inventory levels to mitigate the impact of COVID-19.

During 2020, operating activities used $2.4 million of cash, consisting primarily of $5.5 million in prepaid expenses and other current assets, $8.7 million in accounts payable, $5.4 million in accrued expenses and other current liabilities and $2.3 million in accounts receivable, which were partially offset by $20.2 million in inventories. The increase in prepaid expenses and other current assets was primarily due to the timing of vendor payments. The decrease in accounts payable was primarily due to the reduction in inventory levels in response to COVID-19, as well as the timing of vendor payments. The decrease in accrued expenses and other current liabilities was primarily due to lower operating expenses as a result of COVID-19. The decrease in inventories was primarily due to the efforts to reduce inventory levels to mitigate the impact of COVID-19.

During 2019, operating activities used $3.6 million of cash, primarily driven by changes in our operating assets and liabilities. Net cash used by changes in our operating assets and liabilities for 2019 consisted primarily of $8.0 million in inventories and $8.6 million in deferred revenue, both partially offset by $11.5 million in accounts payable and $5.6 million in accrued expenses and other current liabilities. The increases in inventories, accounts payable and accrued expenses and other current liabilities were primarily due to increased purchases of inventories for Rue+Gilt following our acquisition of Gilt in July 2018, as we utilized the inventory acquired in connection with the acquisition to fulfill customer orders during the 2018 holiday season. The decrease in deferred revenue was primarily due to breakage during the fiscal year and the impact of the adoption of ASC 606.

Investing Activities

During the nine-month period ended October 2, 2021, investing activities used $6.2 million of cash, which consisted entirely of cash used for purchases of property and equipment. The purchases of property and equipment were primarily investments in website development and internal-use software, as well as purchases of computer hardware and software.

During the nine-month period ended September 26, 2020, investing activities used $6.3 million of cash, which consisted of $4.9 million of cash used for the purchase of property and equipment and $1.4 million of cash paid in connection with the acquisition of Indi.com. The purchases of property and equipment were primarily investments in website development and internal-use software, and computer hardware and purchased software.

During 2020, investing activities used $7.7 million of cash, which consisted of $6.3 million of cash used for purchases of property and equipment and $1.4 million of cash paid in connection with the acquisition of

Indi.com. The purchases of property and equipment was primarily due to purchases of website and internal-use software, and computer hardware and purchased software.

During 2019, investing activities used $10.0 million for purchases of property and equipment. The purchases of property and equipment was primarily due to purchases of web development and computer software and warehouse investments.

Financing Activities

During the nine-month period ended October 2, 2021, financing activities provided $29.5 million of cash, primarily consisting of borrowings on the Credit Facility of $36.9 million and proceeds from shareholder loans of $1.8 million, partially offset by repayments on the Credit Facility of $6.7 million and the payments of initial public offering costs of $2.7 million.

During the nine-month period ended September 26, 2020, financing activities used less than $0.1 million of cash, primarily consisting of proceeds from borrowings on the Credit Facility of $25.0 million, offset by repayments on the Credit Facility of $25.0 million.

During 2020, financing activities used $0.1 million of cash, consisting of repayments on the Credit Facility of $31.1 million and payments under capital lease obligations of $0.1 million, both partially offset by proceeds from borrowings on the Credit Facility of $31.1 million.

During 2019, financing activities provided $36.8 million of cash, primarily consisting of proceeds from borrowings on the Credit Facility of $450.6 million, proceeds from issuance of common stock of $80.0 million in connection with the acquisition of Shop Premium Outlets, proceeds from shareholder loans of $4.9 million and, partially offset by repayments on the Credit Facility of $482.7 million and repayments on the Revolver of $15.0 million with the proceeds from the issuance and sale of our common stock to Simon in October 2019.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations

The following table summarizes our contractual obligations as of January 2, 2021 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating lease obligations(1)	$28,712	$6,385	$11,183	$5,043	$6,101
Capital lease obligations(2)	1,536	468	758	310	—

Total	$30,248	$6,853	$11,941	$5,353	$6,101

(1)	Operating lease obligations relate to our office facilities, fulfillment center and website hosting data center. All of these obligations require cash payments to be made by us over varying periods generally with terms of 3-7 years or less. Certain leases are renewable at our option. For additional information, see Note 13 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Capital lease obligations related to certain equipment used in our fulfillment center, as well as furniture used in our corporate offices.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding.

We do not have any minimum debt payments or uncertain tax positions, and most of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties.

As of October 2, 2021, we had $29.3 million, excluding accrued interest of $0.9 million, outstanding on our Credit Facility to finance ongoing general, corporate and working capital needs. There were no additional material changes to our contractual obligations. See “—Our Indebtedness.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. Throughout the preparation of these financial statements, we have made estimates and assumptions that impact the reported amounts of assets, liabilities and the disclosure of contingent liabilities at the date of the financial statements and revenues and expenses during the reporting period. These estimates are based on historical results, trends and other assumptions we believe to be reasonable. We evaluate these estimates on an ongoing basis. Actual results may differ from estimates.

Our significant accounting policies are presented in Note 2 of our consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the most significant estimates and management judgments used in preparation of the consolidated financial statements.

Revenue Recognition

We generate a majority of our revenue through the sale of goods and services to customers through our websites, www.ruelala.com and www.gilt.com, and eCommerce marketplace, www.shoppremiumoutlets.com and associated mobile applications. We also generate revenue from shipping membership programs on Rue+Gilt allowing buyers free shipping over a 12-month duration. We recognize revenue in accordance with Accounting Standards Codification Topic 606, Revenues from Contracts with Customers (“ASC 606”) through the following steps: (1) identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation. A contract is created with our customer at the time the order is placed by the customer, which creates a single performance obligation to deliver the product to the customer. With the exception of certain advertising and shipping program related membership sale revenues, we recognize revenue for our single performance obligation at the time control of the product transfers to the customer, and in an amount that reflects the consideration we expect to receive in exchange for those goods. Control is considered to have been transferred to the customer upon shipment. Revenue that is derived from advertising and shipping program membership sales are recognized over the term of the contract using an input method that considers the time elapsed. In addition, we have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. When we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all these indicators, revenue is recorded on a gross basis. If we are not primarily obligated in a transaction and amounts earned are determined by the agreed-upon commission percentage with the vendor, revenue is recorded on a net basis as the commission is earned.

We recognize revenue on the transaction price less any expected sales returns, discounts, or other sales incentives. We offer promotional discounts through marketing initiatives, through customer service rewards and to our employees. Discounts and other sales incentives are estimated by applying the portfolio approach using the most-likely-amount method and are recorded as a reduction to transaction price at the time of the initial sale. In accordance with our return policy, merchandise returns generally are accepted for full refund if returned within 30 days of the original purchase date. At the time of sale, we establish a reserve for sales returns, based on historical experience and expected future returns, which is recorded as a reduction of net revenue and cost of revenue. This estimate is updated on a quarterly basis. In the event merchandise is returned, and a merchandise credit is issued, a breakage analysis is performed to determine the amount which can be recognized into revenue.

Sales taxes and duties collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net revenue.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, we then further evaluate whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, we conclude that the single identifiable asset or group of similar identifiable assets and activities is a business. We account for business combinations under the acquisition method of accounting. Application of this method of accounting requires that the identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date. Any contingent assets acquired and contingent liabilities assumed are also recognized at fair value if we can reasonably estimate fair value during the measurement period. We remeasure any contingent liabilities at fair value in each subsequent reporting period. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment, based on available information at the time of acquisition and subsequently obtained during a measurement period up to one year following the date of acquisition, relating to events or circumstances that existed at the acquisition date. Management’s judgment relies upon estimates and assumptions related to future cash flows, discount rates, useful lives of assets, market conditions and other items. The fair value of assets acquired and liabilities assumed in a business combination is estimated in accordance with the policies described below.

Property and equipment:    Our property and equipment, net consists primarily of computer hardware and purchased software, furniture, fixtures and leasehold improvements, website and internal-use software and equipment under capital leases. We estimate, using Level 3 inputs, the fair value of certain fixed assets using the cost approach. The cost approach to valuation is based upon the concept of replacement cost as an indicator of value and the notion that an investor would pay no more for an asset than what it would cost to replace the asset with one of equal utility. The cost approach estimates value based upon the estimated cost of replacing or reproducing the asset and is reduced for functional and economic obsolescence.

Intangible assets other than goodwill:    The fair value of intangible assets other than goodwill acquired in a business combination is recorded at fair value at the date of acquisition. Management values member relationships, supplier relationships and customer relationships using the multi-period excess earnings method. Under this method, the value of an intangible asset is equal to the present value of the after-tax cash flows attributable solely to the intangible asset, after making adjustments for the required return on and of the other associated assets. We value trade names using the relief from royalty method. The relief-from-royalty method determines the present value of the economic royalty savings associated with the ownership or possession of the trade name based on an estimated royalty rate and discount rate applied to the cash flows to be generated by the business. The estimated royalty rate is determined based on the assessment of a reasonable royalty rate that a third party would negotiate in an arm’s-length license agreement for the use of the trade name. The discount rate is based on market participant assumptions.

Goodwill:    We evaluate goodwill for impairment at least annually on June 30th, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. We assess goodwill at the reporting unit level and have two reporting units: Rue+Gilt and Shop Premium Outlets.

We may assess our goodwill for impairment initially using a qualitative approach, or step zero, to determine whether conditions exist to indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment requires significant judgments by management about economic conditions including the entity’s operating environment, its industry and other market considerations, entity-specific events related to financial performance or loss of key personnel and other events that could impact the reporting unit. If management concludes, based on assessment of relevant events, facts and circumstances, that it is more likely than not that the reporting unit’s fair value is greater than its carrying value, no further impairment testing is required.

If our assessment of qualitative factors indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then a quantitative analysis will be performed to determine if there is any impairment. We may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative analysis requires comparing the carrying value of the reporting unit, including goodwill, to its fair value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of the reporting unit exceeds its fair value, there is an impairment of goodwill and an impairment loss is recorded. We calculate the impairment loss by comparing the fair value of the reporting unit less the carrying value, including goodwill. The goodwill impairment is limited to the carrying value of the goodwill.

We recorded $34.0 million of goodwill for the excess of the purchase price over the fair value of the identifiable assets acquired in connection with our acquisition of Shop Premium Outlets on October 16, 2019. The goodwill recognized was allocated entirely to the Shop Premium Outlets reporting unit. As our goodwill was recorded after our annual impairment testing date, we assessed whether there were any triggering events had occurred between the date of acquisition and fiscal year end that would indicate the fair value of the reporting unit is less than its carrying value. We determined that there was no evidence that would indicate an impairment as of or during 2019. For 2020 and the nine-month period ended October 2, 2021, we performed a step zero test on June 30, 2020, and June 30, 2021, respectively. Our test for impairment of goodwill resulted in the determination that the fair value of the Shop Premium Outlets reporting unit exceeded its carrying value and no impairment was recorded in either period.

There was no goodwill at the Rue+Gilt reporting unit as of or during 2019 or 2020, or as of October 2, 2021.

Indefinite-Lived Intangible Assets

We evaluate indefinite–lived intangible assets for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. We consider our trade names to be indefinite-lived intangible assets, as we currently anticipate that they will contribute cash flows to us indefinitely. In testing indefinite-lived intangibles for impairment, we have the option to first assess qualitative factors to determine whether the existences or circumstances would indicate that it is more likely than not that the fair value of our indefinite-lived intangible assets is less than its carrying amount, or we can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived intangible assets without performing a qualitative assessment. Under either approach, if the fair value of the indefinite-lived intangible asset is less than its carrying amount, we would be required to record an impairment charge.

Calculating the fair value requires significant judgment. We determine the fair value of our trade names using the relief from royalty method, a variation of the income approach. The use of different assumptions, estimates or judgments, such as the estimated future cash flows, the discount rate used to discount such cash flows or the estimated royalty rate, could significantly increase or decrease the estimated fair value of the intangible assets. We have selected June 30 to perform our annual intangible asset impairment testing.

During 2019 and 2020, we recorded impairment charges of $2.5 million and $0.5 million, respectively, related to our RueLaLa trade name, which represented the amount by which the carrying value of the asset exceeded its estimated fair value at each impairment assessment date. During 2019 and 2020, we did not recognize any impairment charges related to our Gilt or Shop Premium Outlets trade names. During the nine-month period ended October 2, 2021, we did not record any impairment charges to our indefinite-lived intangible assets.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the fair value of our common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award for employees and directors and the period during which services are performed for non-employees. We use the straight-line method to record the expense of awards with service-based vesting conditions.

We measure stock-based compensation expenses associated with the options granted based on the estimated fair values of the awards at grant date using the Black-Scholes option valuation model. For options with service conditions only, stock-based compensation expense is recognized over the requisite service period using the straight-line method. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted to date, we calculated the expected term using the simplified method for “plain vanilla” stock option awards. We determine volatility using the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

During the periods presented, our shares of common stock underlying the stock options and restricted stock were not publicly traded. As there has been no public market for our shares of common stock to date, the estimated fair value has historically been determined by our Board of Directors, with assistance by management and using contemporaneous third-party valuations. The estimated fair value of our common stock is determined by considering a number of objective and subjective factors, including: the valuation of comparable companies, secondary sale transactions, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial transaction. The value of a financial instrument may change as a result of changes in interest rates, inflation and other market changes. Changes in these rates may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to our Credit Facility, which bears interest at variable rates. To meet working capital needs, we periodically borrow on our Credit Facility. There were no outstanding borrowings under the Credit Facility as of 2019 or 2020.

An increase or decrease of 1.0% in interest rates would not have had a material impact on our consolidated financial statements.

BUSINESS

Our Mission

Our mission is to provide the most engaging online, off-price style destinations connecting world-class premium and luxury brands to the next-generation shopper.

Who We Are

We are the leading premium and luxury off-price eCommerce company in the U.S., delivering a daily curated, high-end shopping experience for our members. We operate primarily through RueLaLa and Gilt, two eCommerce destinations that were purpose built for online and off-price. With over 5,000 premium and luxury brands at prices that often are up to 70% off full-price retail, we have become a trusted online fashion authority that provides a differentiated value proposition for a highly coveted shopping demographic. Since inception, we have transacted over $5.0 billion in GMV on our platform.

We have defined the online treasure hunt through our daily boutique “popups” delivering top brands at compelling values to over one million Active Buyers. We have attracted a large and growing number of loyal members, as well as the most recognized premium and luxury brands that view us as an established off-price channel, such as Coach, Creed, Eileen Fisher, Frette, St. John, Stuart Weitzman, Theory and Vince, among others. We curate our boutique popups for our members across a diverse set of categories that include women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more.

Our vibrant ecosystem of premium and luxury brands, combined with our differentiated member experience has enabled us to achieve significant scale in the U.S. off-price eCommerce market, with $571.9 million and $702.5 million in net revenue for 2020 and the trailing 12 months ended October 2, 2021, respectively. As a result of our scale, we are able to leverage our proprietary member data insights as well as our trusted brand relationships to accelerate our growth. For 2020 and the trailing 12 months ended October 2, 2021, our net revenue grew 5.3% and 28.3% year-over-year, and we reported a net loss of $(16.3) million and $(8.8) million and Adjusted EBITDA of $3.1 million and $10.0 million, respectively.

We Pioneered Premium and Luxury Off-Price eCommerce with Highly Complementary Destinations

RueLaLa was launched in 2008 with the vision to make shopping an occasion to celebrate by sparking delight through daily discovery. We pioneered premium and luxury off-price eCommerce through our extensive experience in the art of off-price retail, supported by the science of our proprietary technology platform and data capabilities. Through our acquisition of Gilt in 2018, we further enhanced our scale, increased operating efficiencies and broadened our member base. We maintain RueLaLa and Gilt as two distinct brands given their limited customer overlap with less than 7% of total Active Buyers on both destinations as of October 2, 2021. In 2019, as part of its investment, Simon contributed Shop Premium Outlets, an emerging eCommerce off-price premium and luxury outlet marketplace that benefits from Simon’s strong relationships with brands and loyal following of visitors to its properties, including its Simon Premium Outlets® locations. Collectively with RueLaLa, Gilt and Shop Premium Outlets, we have established a leading disruptive premium and luxury off-price eCommerce platform supported by our combined customer base, brand relationships, data insights, shared technology capabilities and strategic partners.

Our Shopping Experience Appeals to a Highly Coveted Demographic

We offer a fun and convenient high-end eCommerce shopping experience. Our boutique popups create a digital treasure hunt showcasing new sales events daily, with a curated selection of premium and luxury brands at deeply discounted prices. Our model presents limited quantities of merchandise for a limited time, creating an element of discovery and delight, but also the “fear of missing out,” driving high visitation frequency and increased order conversion. The presentation of these daily boutiques is personalized for our members through our data insights, dynamically organizing the site to display the most relevant merchandise based on each member’s shopping behavior and browsing habits. We market a constantly evolving collection of products through our platform, with over 70% of our GMV generated through mobile transactions.

Our differentiated shopping experience attracts a loyal, brand-conscious and stylish membership base of tech-savvy shoppers who are mostly affluent professionals with an average annual household income of over $100,000. According to an internal analysis conducted in July 2021, more than 80% of our Active Buyers are female, and approximately 40% are between the ages of 18 and 44, reflecting a large percentage of Millennial and Generation Z shoppers. Our unique offering drives high member traffic to our destinations, with 72% of Active Buyers visiting our mobile apps or websites at least quarterly, 59% visiting at least monthly and 39% visiting at least weekly. Our customers are extremely loyal with strong net revenue retention from prior year customer cohorts of 83% on average since 2014.

We Are a Trusted Off-Price eCommerce Partner for Premium and Luxury Brands

Our brand partners view us as a trusted and reliable partner, placing their products on our platform located apart from their own digital properties. They are drawn to our limited time urgency and scarcity model as it preserves premium and luxury brand value by including only select items in limited events. We work with our brand partners to help address their unsold inventory and provide flexible inventory solutions to source diverse product across different procurement and shipping methods. We also help broaden their customer base while sharing certain market intelligence and data-driven insights. We have deep, longstanding relationships with our brand partners, with over 70% of our GMV in 2020 derived from brands that were sold on our platform for over five years.

The value our platform provides to both our members and our brand partners enables a virtuous circle that accelerates our growth, where loyal members drive more brands and inventory, which in turn drive more customers and engagement.

Our Historical Results

In 2020, we reported $571.9 million of net revenue, representing growth of 5.3% from 2019. For the trailing 12 months ended October 2, 2021, we reported $702.5 million of net revenue, representing year-over-year growth of 28.3%. In 2020 and for the trailing 12 months ended October 2, 2021, we reported gross margins of 32.5% and 33.6%, respectively. In 2020 and for the trailing 12 months ended October 2, 2021, we reported $(16.3) million and $(8.8) million in net loss, and $3.1 million and $10.0 million in Adjusted EBITDA respectively.

We have a long history of customer loyalty and sustained engagement, with 83% average net revenue retention rate from prior customer cohorts since 2014. On average, the longer our buyers remain active on our platform the more they spend over time, as demonstrated by the average net revenue per customer growth of 7.3% CAGR across our 2016 to 2019 cohorts. This trend reflects the value of our loyal and active customers over each cohort’s lifetime, which gives us greater predictability and visibility on our future performance and allows us to manage our business more efficiently. Based on our customer cohorts, we have accomplished the following key performance indicators:

•	Active Buyer growth of 6.8% and 23.5% in 2020 and for the trailing 12 months ended October 2, 2021, respectively;

•	Average net revenue retention rate of 83% from prior customer cohorts for the past seven years; and

•	4.0x customer lifetime value to customer acquisition cost ratio (“LTV:CAC”) based on our customer cohorts from 2016 through 2020.

Our Opportunity

Off-Price Category Underpenetrated Online

We are uniquely positioned at the intersection of the large and growing off-price retail and eCommerce markets. The off-price category, one of the fastest growing retail categories according to Euromonitor, is highly underpenetrated online, representing a significant opportunity for us. Within off-price, we are focused on luxury, premium, fashion and lifestyle shopping, which have been rapidly shifting from traditional brick and mortar channels to online. Our market opportunity at this intersection is sizeable, with U.S. off-price retail representing a total market size of $99.0 billion in 2020, and expected to grow at a CAGR of 7% to $145.0 billion in 2026, according to QYR Research.

eCommerce Share of Total Retail Revenue in the U.S. as of May 2020

Sources: eMarketer (2020); QYR Research (2020)

Acceleration of Online Shopping

The broader U.S. retail eCommerce market represents $792.0 billion as of 2020, and is expected to grow at a 15.8% CAGR to $1.6 trillion by 2025, according to eMarketer, while the eCommerce share of the total apparel market in the U.S. was approximately 37% in 2020. Within the U.S. apparel market alone, the number of eCommerce users is expected to grow from 170.1 million in 2019 to 229.4 million in 2025, according to Statista. Even with over one million Active Buyers on our platform today, we currently penetrate less than 1% of that addressable market and have significant runway to grow.

Not only are we well-positioned to take advantage of consumers shifting online, we are also poised to benefit from the increase in average spend per apparel customer, which is expected to rise from $419 in 2019 to $579 in 2025, representing a CAGR of 5.5%, according to Statista. Apparel is our largest category and provides us with a strong foundation to offer a diverse portfolio of other lifestyle categories to our members, including footwear and handbags and accessories, which according to Statista is expected to grow number of shoppers in the U.S. by a CAGR of 5.0% and 8.0% from 2019 to 2025, respectively.

Next-Generation Shopping Behavior

According to a McKinsey 2020 survey, 75% of consumers have tried a new shopping behavior since the start of the COVID-19 pandemic, and most intend to continue it going forward. We appeal to next-generation shoppers that are mobile-first and prioritize value, convenience and experience as their top factors when choosing where to shop. Our members are diverse across age and income with a shared goal of seeking premium and luxury products at a great value. In a 2020 study by Deloitte, nearly half of consumers said their most preferred starting point for their shopping journey was online search engines or online-only retailers. In an internal study conducted on our members in 2019, 75% browse fashion sites at least four days per week and on average spend more than $2,000 annually on apparel, shoes and accessories.

Value Proposition to Our Brand Partners

We believe that our diverse, high-quality vendor relationships, that include both established and emerging brands, which we refer to as our brand partners, is a competitive advantage and one of the key drivers of our differentiated customer experience and overall success. We attribute this to our long-term strategic partnerships, flexible procurement and customized inventory solutions, and our ability to introduce our brand partners to a highly desirable member base.

Separate Channel to Preserve Premium and Luxury Brand Identities

Our platform provides a unique opportunity for established and emerging premium and luxury brands to gain exposure to an online, desirable member base while preserving their core brand identities. Through our free membership model, we have created a virtual wall to protect brand values and minimize full price sales cannibalization. In addition, we elevate product presentation on our destinations by creating and curating our own imagery and design through our in-house creative team, showcasing merchandise to align with brands’ premium and luxury identities.

Strategic and Collaborative Relationships

We build strategic, collaborative relationships with our brand partners. Our relationships are built on a foundation of trust and mutual respect and have earned us product exclusivity from some of our partners and the first call from others. We provide brand partners a variety of ways to do business in a bespoke manner, which provides them with the flexibility to optimize both their product offering and profitability. As brands adapt to shifts in consumer demand, our ability to respond with speed and agility makes us a trusted and reliable go-to partner. This is demonstrated by the fact that over 70% of our GMV in 2020 was from brands that were sold on our platform for over five years.

Expanding Our Brand Partners’ Reach

We enable our premium and luxury brand partners to broaden their reach to a highly desired, mobile-first demographic that appreciates discovering high-quality merchandise at a great value. We buy primarily in-season product and curate our mix with select, on-trend brands, and often introduce emerging brands to our members for the first time. As a result, we have earned the trust of our members as a fashion authority which drives our high visitation frequency and customer loyalty, and reinforces the value for our brand partners to offer their merchandise on our platform.

Proprietary Market Intelligence

Our approach to leveraging data is important and unique to our brand partners. We collect insights across devices as our members navigate our platform and engage in transactions. We have a 360-degree view of our members, complete with a detailed understanding of how different types of shoppers interact with each of our brands, styles, product categories and more. This data enables our brand partners to gain a deeper understanding of consumer trends and behaviors.

Value Proposition to Our Customers

High-End Shopping Experience

We take a disciplined and holistic approach when deciding with which brands to offer, and prioritize factors such as market reputation, target audience demographic, anticipated future demand and product diversification in relation to our current offerings. With our brands carefully chosen, our engaging experience embarks our members on a journey of daily discovery supported by a highly curated and customized catalogue of products through our daily brand boutique popups. RueLaLa and Gilt operate as free membership models, requiring members to login to access, discover, view and purchase goods. We leverage personalized member data and analytics in an effort to surface the most relevant products for each member. We believe our members don’t just “go shopping” – they are always shopping. Our daily treasure hunt shopping experience features limited time offers of limited quantities of products with a story-telling narrative, driving both habitual and impulsive visits to our destinations resulting in high engagement from our members. We elevate our shopping experience with our high-touch concierge customer service, our in-house creative design studio and incremental marketing efforts, which help us attract and retain desirable high-end member demographics. The quality of our core shopping experience is reflected in our current average App Store ranking of 4.9 across approximately 102,000 and 75,000 ratings for the RueLaLa and Gilt apps, respectively.

Distinct Yet Complementary Brands

By combining the RueLaLa and Gilt brands through our acquisition of Gilt in 2018, we created the leading off-price eCommerce company for premium and luxury brands in the U.S. Despite having over one million Active Buyers on the combined Rue+Gilt platform, we have limited buyer overlap with less than 7% of buyers active on both destinations as of October 2, 2021 creating a distinct member base.

Broad Collection of Premium and Luxury Goods at Substantially Discounted Prices

Due to our combined scale, we are able to offer a diverse mix of premium and luxury products including women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more. The following charts show our GMV per category as a percentage of total GMV and our Average Order Value segmentation as a percentage of total GMV on Rue+Gilt in 2020:

GMV by Category

2020 GMV by Average Order Value

The Rue+Gilt offerings are complementary in terms of buyer demographics, merchandise diversification and price points. The RueLaLa core age demographic is more mature, with approximately 66% of buyers aged 45 or higher, while Gilt skews younger with over 50% of buyers aged 18 to 44. While the overall Active Buyer base across Rue+Gilt is 80% female, Gilt has a larger percentage of males relative to RueLaLa. Merchandise is also diversified by category, with RueLaLa having a greater concentration in women’s traditional apparel, beauty and footwear while Gilt is concentrated in women’s contemporary apparel, men’s apparel and home decor. Our premium and luxury merchandise offerings drive an Average Order Value of $165, with RueLaLa positioned at a relatively more accessible price point, while Gilt addresses higher-end luxury and has a higher spend per Active Buyer.

Our Strengths

Leading Premium and Luxury Off-Price eCommerce Company

With over one million Active Buyers and $5.0 billion cumulative GMV across our platform since inception, we have created the leading off-price eCommerce company for premium and luxury brands in the U.S. We offer over 5,000 premium and luxury brands often up to 70% off full-price retail through our highly engaging and daily curated boutique popups. Our scale, proprietary technology platform, member value proposition and diverse premium and luxury brand offering through our trusted relationships, represent significant barriers to entry for both existing brick and mortar retailers and new online entrants.

Highly Valuable, Engaged and Loyal Member Community

Our member community is stylish, tech-savvy and affluent and seeks high-quality products at great value. More than 80% of our Active Buyer base is female, and approximately 40% are between the ages of 18 and 44 and with an average annual household income over $100,000. Our 2016 to 2019 customer cohorts on average spent approximately $630 in the first full fiscal year on our platform and increased that spend by a CAGR of 7.3% over the next three years. Our members are fiercely loyal, evidenced by our 83% average net revenue retention rate of prior customer cohorts since 2014. Our active and loyal buyers have driven strong unit level economics over time, reflecting the 4.0x LTV:CAC ratio based on our customer cohorts from 2016 through 2020.

Agile Buying Capabilities

Our success and scale as an off-price company has been built on our nimble approach to buying and merchandising. We are not a traditional retailer that buys inventory far in advance for a particular season and purchases multiple varieties of product SKUs to have every available color or size. In contrast, our merchants purchase most of our products in-season opportunistically and close to the time we launch new items on our destinations, allowing us to react quickly to changes in consumer preferences and ensuring our merchandise offerings are intentionally “fresh” for our members. In addition, we focus on product breadth versus depth, and have the flexibility to purchase limited assortments of styles at varying quantities making us an attractive channel for our brand partners.

Scalable Technology Platform

Our proprietary technology platform supports an engaging member experience and a robust product distribution infrastructure. Our infrastructure platform has evolved and improved since inception, driven by capabilities in data science and analytics and is highly reliable and flexible to scale. Our shared platform allows us to leverage capabilities across our destinations to optimize inventory, gain efficiencies and share insights and learnings to drive increased customer conversion and retention rates.

Strong Marketing Capabilities

Our marketing capabilities include a dedicated in-house marketing team, agile test and learn methodology, sophisticated member data platform and analytical ROI-based investment criteria. We have a highly efficient strategy diversified across key marketing channels, including social media, search, display and television. The iterative nature of our marketing strategy underpins our test and learn approach through hypothesis generation, design testing, experimentation, measurement and continued investment.

Founder-Led Team with Deep Off-Price and eCommerce Expertise

Led by two of our co-founders, we have a deep bench of talented executives with a strong history in both off-price and eCommerce. We have a demonstrated track record of working together and alongside world-class strategic and financial investors to create longstanding shareholder value. Collectively, our executive team has over 100 years of industry experience and are aligned and focused on transforming off-price into a premium digital experience.

Our Growth Strategies

Accelerate Profitable New Customer Acquisition

With less than 1% of Active Buyer penetration in the total addressable U.S. apparel eCommerce market, we are focused on growing our customer base and attracting new customers. We have historically maintained conservative marketing investments, and we believe we have vast room to grow through increased marketing spend using proven customer acquisition channels, including social media, search, display and television, in order to acquire more customers. Our vast dataset combined with our test and learn strategy to engage with members provides us with a foundation to drive future growth. We expect to increase our investment in brand marketing activities to fuel brand awareness for our established RueLaLa and Gilt destinations as well as our more nascent Shop Premium Outlets platform. We aim to adjust the composition of our marketing spend over time to maximize customer acquisition and engagement while maintaining a continued focus on cost optimization.

Innovate Our Member Experience

We have a clear growth strategy designed to drive greater visitation frequency, buyer engagement and order conversion. We also expect to continue to bring new brands onto on our platform and further diversify our product mix. Our technology product roadmap aims to make our digital experiences both effortless and engaging, while creating experiences that are both personalized and inspirational, specifically through the following initiatives:

•	Deliver Engaging Experiences to Become the Daily Fashion Habit: We plan to deliver a new loyalty and rewards program to drive increased retention and grow relationships with our members. We intend to additionally tailor member notifications for personalized products as well as social and editorial content, in order to increase the frequency of interactions with our offerings.

•	More Curated and Personalized Member Experience: We will enable more personalized product sorting, search capabilities and recommendations, while engaging members to tell us about their preferences directly.

•	Cement Position as the Go-to Source for Fashion Inspiration: We intend enhance our position as the go-to source for fashion inspiration through better content and storytelling within our offerings and by creating must-see commerce experiences. We also expect to increase our utilization of our machine learning capabilities to help members style their outfits and looks.

•	Create a More Effortless Platform for Fashion Shopping: We plan to implement an even more friction-free fulfillment and returns experience while continuing to simplify our overall member shopping experience.

Scale Shop Premium Outlets

Shop Premium Outlets, a premier eCommerce marketplace that redefines the outlet shopping experience was launched in 2019. Shop Premium Outlets is an integrated online destination from which premium and luxury brands can sell clearance, on-sale and outlet inventory direct-to-consumer. Shop Premium Outlets aggregates an assortment of digital outlets from leading brands all in one place, providing shoppers with a constantly changing assortment of new styles and new deals. Shop Premium Outlets has an intuitive interface and search functionality, allowing customers to shop any way they like – by store, designer category, trend or deal.

Our off-price eCommerce expertise, brand relationships, extensible data and infrastructure, and large member file, which has been accumulated since inception provides the foundation for growing Shop Premium Outlets business into a leading eCommerce outlet marketplace.

We benefit from having Simon as an investor and strategic business partner that provides us with capabilities that are complementary to our core eCommerce expertise. This strategic relationship allows us to benefit from Simon’s established omnichannel brand and retailer relationships. For example, we are able to access Simon’s entire VIP member file for marketing purposes, and advertise Shop Premium Outlets across their web and physical properties, including Simon Premium Outlets®.

We currently have over 100 brands on the Shop Premium Outlets platform, including leading brands like Coach, Fossil and Mulberry, and we aim to grow to thousands of brands at scale in the long-term as we leverage our brand relationships from Rue+Gilt as well as our strategic relationship with Simon. We believe Shop Premium Outlets has a long runway for growth and has a significant first-mover advantage to address what we believe to be an underserved online outlet market.

Product and Category Expansion

As we continue to scale, we plan to increase our wallet share of existing members in addition to attracting new customers by expanding our product offerings and continuing to enhance our brand mix. We will accomplish this by deepening our existing brand relationships while also adding new brands onto our platform. Combined with our nimble sourcing and agile supply chain, we are able to move quickly on new product or category opportunities and have the data insights and marketing expertise to support new merchandise conversion. Since the beginning of 2020, we have experienced recent growth in categories outside of fashion, such as our home décor and beauty categories, which gives us confidence that our destinations have the authority to further expand our total addressable market.

Pursue Opportunistic Acquisitions

While not part of our near-term growth strategy, we expect to selectively review and consider inorganic opportunities that may have the potential to accelerate or enhance our growth prospects and strategies. With the successful acquisition of Gilt and Shop Premium Outlets, our management team has significant acquisition and integration experience. We expect to leverage this knowledge base to evaluate opportunities to consolidate other complementary businesses, acquire capabilities or management talent, and expand into untapped international markets.

VINCE. Buying for an off-price business model is unique unto itself - nuanced and different from buying for regular price. At Rue Gilt Groupe, we start by building strategic, collaborative relationships with our brand partners through a tenacious win-win philosophy. With this approach to partnership, we aim to meet our ultimate goal - earning the coveted spot of right of first call as a brand partner's chief off-price partner. Being a brand's premier partner ensures we are offering our members high-quality products at a great price. Over 70% of our GMV in 2020 came from brand partners who have worked with us for over five years, which demonstrates a history of long-term collaboration and mutual success. We've partnered with Rue Gilt Groupe for " years. They've become one of our leading off-price partners thanks to their innovative business solutions. The buying team is quick to respond, and while they are determined negotiators, they are always respectful, making our weekly conversations that much more productive." JILL NORTON PRESIDENT

GIUSEPPE ZANOTTI Our business model mixes scarcity and urgency to appeal to brand partners looking to help preserve their premium and luxury brand value through limited time events. As a trusted off-price eCommerce partner, our platform is an attractive channel for these brand partners because it gives them the unique opportunity to expand their reach and eCommerce presence, as well as minimize the brand's exposure while maintaining the exclusivity often associated with luxury brands. We believe that our urgency and scarcity model helps preserve our brand partners' identities, enabling them to capitalize on an omnichannel strategy that aims to minimize sales cannibalization. Because our events with Rue Gilt Groupe " only run for a set number of days during a set number of times a year, we are able to maintain our brand integrity. Rue Gilt Groupe's events don't compete with our own, which is an important consideration for us when it comes to off-price. It's a big reason why we partner with Rue Gilt Groupe year after year." ALAIN BAUME PRESIDENT/CEO VICINI AMERICA

JOHNNY WAS One of our foremost goals is to help members discover new brands each day. To achieve this, we offer an elevated experience that upholds a brand's integrity in an off-price space while also positioning them in good company alongside other luxury and premium brands. We bring a brand's story to life in a number of ways by shooting and curating imagery ourselves through our in-house creative team and meticulously selecting merchandise for the brand's sales events. We believe this elevated presentation attracts - and therefore exposes brands to - a highly coveted, digitally active customer demographic that seeks a luxury, premium fashion experience - which in turn increases brand awareness and affinity. Within an off-price setting, Rue Gilt Groupe " is able to shine a spotlight on our brand in a way that is true to the Johnny Was aesthetic. We're placed next to other aspirational designer brands, which attracts highly desirable shoppers who can discover our brand and become future loyal fans - and then return for future shopping events." ROB TRAUBER CEO

PANDORA To secure partnerships as a brand's go-to off-price partner, we stand by a flexible buying approach that ranges from a handful of large buys annually to weekly conversations that result in frequent smaller buys. For example, we have acted as Pandora Jewelry's only wholesale off-price channel since 2011, primarily leaning into closeout opportunities that includes in-store excess as well as off-season product. To further bring these collaborative partnerships full circle, we are able to provide brand partners with unique data insights once their event closes on our platform, enabling them to act opportunistically on consumer trends and sentiments. Rue Gilt Groupe has developed a long-standing " relationship with us that we trust. As our sole off-price partner, they have not only helped us move excess inventory, but they have partnered with us on meaningful company initiatives like promoting our in-store exclusive holiday charm. Working with Rue Gilt Groupe has introduced us to a valuable, previously untapped, customer - one who has stayed loyal to us, coming back year after year to celebrate their life's milestones with charms." DETRIA COURTALIS VICE PRESIDENT SALES, NORTH AMERICA

FRETTE 1860 Our members-only experience is pivotal to establishing and sustaining long-standing relationships with our range of brand partners - from luxury brands to emerging designers. Because our sales are only accessible to our members, we are able to create a credible, elevated space for brands to sell at off-price. In addition, our merchandising team's expertise in curation has earned the trust of our partners by creating stories that complement, not deter from, the brand's direct business. When we run an event with Rue Gilt Groupe, " we are confident that the Frette name will be presented in a superior manner consistent with our own discerning standards. We appreciate that our exclusivity is upheld through the promise of members-only, limited-time events. We ran our first event with Gilt, and their meticulous attention to detail long ago put us at ease utilizing their platform." FILIPINOS ARNABOLDI CEO

Our Platform

Our proprietary model provides access to our daily curated boutique popups on the RueLaLa and Gilt destinations through a free and convenient sign-up process to new members. Starting with the shopper, our unique membership model also allows us to track buyer behavior across multiple devices, providing 360-degree personalized view of our members across all of their activities on our platform. We leverage member data and marketing insights to fuel targeted and efficient customer acquisition at scale, and provide an engaging end-to-end consumer shopping experience that drives high traffic frequency. Our technology enables us to help protect each brand’s unique value as well as product look and feel, accentuated with our editorial voice and event curation. Our data analytics and data science models provide deep member insights that feed back into our customization features and marketing strategies. Our platform has high reliability and the ability to scale rapidly, and is fully integrated onto AWS cloud infrastructure. RueLaLa and Gilt operate on the same technology stack, allowing us to evolve both destinations through the same technology investments, while still presenting unique branded experiences.

Although we maintain RueLaLa, Gilt and Shop Premium Outlets as separate destinations, we share platform capabilities, data, inventory, distribution, services and learnings across the platform. Our core services, including all our data science services, are available via APIs that can be easily leveraged everywhere across RueLaLa, Gilt and Shop Premium Outlets. The overall result is significant operational and infrastructure synergies, allowing us to increase operating leverage and expand margin.

Our shared technology and infrastructure for Rue+Gilt includes:

Data Collection and Analytics:    By collecting and sharing data across our platform, we gain a unique 360-degree view of our members, making our personalization and marketing capabilities much more powerful. Due to our unique membership model, we are able to track and collect data across multiple devices. This data provides insights to our brand partners that strengthens our relationships and increases the value proposition of our platform.

Data Science:    Our shared proprietary data science services unlock unique capabilities all across our platform, including the ability to personalize the different shopping experiences, forecast revenue, rationalize supply side needs with brands, enhance marketing precision and optimize pricing. We will continue to refine and optimize these capabilities and anticipate more applications in the future.

Scalable Infrastructure:    Our cloud-based infrastructure is highly reliable and flexible to scale. For example, when we acquired Gilt in 2018, we effectively doubled the use of our existing backend platform with only incremental work required to complete the integration.

Customer Features:    With a shared platform, we are able to build new features once to impact multiple destinations, giving us more efficiency and leverage.

Inventory, Fulfillment and Customer Service:    Our shared platform capabilities allow us to efficiently optimize inventory management and fulfillment, combine our brand and customer service functionality to drive efficiencies, gain more valuable research and development insights and boost our operational capabilities.

Insights and Learnings:    By monitoring customer behavior across our destinations using shared data capabilities, we can target the most accretive marketing channels to drive new member engagement and sales, while also predicting the inventory mix best suited to the current and evolving preferences of our members.

The value our platform provides to both our members and our brand partners enables a virtuous circle that accelerates our growth, where engaged shoppers drive more brands and inventory, which in turn drive more members and engagement.

Competition

The online and offline retail markets generally, as well as the off-price and premium lifestyle and luxury product markets more specifically, are highly competitive and rapidly evolving. We face competition from both online and offline retailers. We compete with department stores, specialty retailers, independent retail stores, online and physical off-price retailers and other eCommerce companies that market products similar to those that we offer. Our primary competitors are Nordstrom Rack and Saks OFF 5TH, both of which are off-price businesses with eCommerce properties as well as brick and mortar stores.

We compete based on product selection and curation, brand quality and strength of brand relationships, relevance, convenience, ease of use and overall consumer experience including shipping time and return policies. We believe that we compete favorably across these factors when evaluated as a whole.

People and Culture

We believe the strength of our workforce is critical to our success. Our associates strive every day to create an exciting and vibrant online shopping experience for our customers. As of October 2, 2021, we had 915 employees, substantially all of whom are employed in the U.S. On a limited basis, we may use temporary personnel or consultants to supplement our workforce as business needs arise.

None of our associates are represented by a labor union or covered by a collective bargaining agreement. Our human capital resources objectives are focused on the retention and development of our existing associates and the recruitment of new associates. We are a values-driven organization and reward and recognize our associates for displaying our values of being passionate, innovative, tenacious, empowered, kind and collaborative. We proactively seek feedback from our associates through our engagement surveys and strive to build a culture in which all associates can thrive, develop their skills and grow in their careers.

We believe our compensation programs are competitive relative to others in our industry and geography and are designed to attract, retain and reward personnel through the combination of cash-based compensation, equity-based compensation and benefits.

Talent Development and Training

We believe that our long-term success depends on our ability to provide adequate training and development opportunities to our associates. We offer a variety of associate training programs, including onboarding, early career training, managerial soft skills training and, in certain circumstances, specific leadership development programs. In addition to an annual performance review, our people managers have regular feedback meetings with associates throughout the year to address performance and development. We believe that we have a strong track record of developing our talent from within and promote approximately 15% of our associates each year. We believe that this fosters a clear career development path for our associates and the opportunity to work on cross-functional initiatives.

Diversity, Equity and Inclusion (“DEI”)

We have a DEI strategy with a goal of fostering an inclusive environment where every associate has the opportunity to learn, grow, and bring their full self to work. We hope to achieve this strategy by increasing our employee diversity, promoting an inclusive culture to increase engagement and retention, and building stronger ties within our community. We have a DEI committee that is associate-led and provides programming and educational sessions to the broader associate population. We have engaged a diversity consulting firm, have delivered Unconscious Bias training to all associates, and require Inclusive Leadership Training for our associates at director-level and above. We believe that this work helps us continue to evolve and be better advocates and allies. We also have continued our efforts to become more inclusive with respect to our connections with our customers, including focusing efforts on increasing the diversity of the models featured on the RueLaLa and Gilt sites. As of October 2, 2021, 65% of our corporate associates and 59% of our associates at the director level and above self-identified as female.

Health, Safety and Wellness

We are committed to ensuring the health and safety of all of our associates and require compliance with all applicable local laws and regulations governing work conditions, working hours, fair wages and compensation.

In response to the COVID-19 pandemic, we implemented changes that we consider to be in the best interest of our associates, as well as the communities in which we operate, and which comply with government regulations. We also have implemented additional safety measures for employees continuing critical on-site work. We believe that we have been able to preserve our business continuity without sacrificing our commitment to keeping our associates safe during the COVID-19 pandemic.

Intellectual Property

We own several trademarks that have been registered, or for which registration applications are pending, in the U.S. as well as in a number of foreign jurisdictions. These trademarks include, among others, the word marks “RueLaLa,” “Gilt,” “Gilt Groupe,” and Gilt in Chinese, and certain logos used in connection with our business. The registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable renewal requirements, including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services. As of October 2, 2021, we owned 98 trademark registrations, no pending trademark applications, and two patents. We may consider pursuing trademark registrations for additional marks and for additional jurisdictions if and to the extent we believe such registrations would be beneficial to our business and cost-effective.

In addition to trademark protection, we have registered the domain names www.ruelala.com and www.gilt.com. We further protect the use of our proprietary technology and intellectual property through provisions in both our user terms of use on our websites and in our agreements with service providers. For information regarding risks related to our intellectual property, see “Risk Factors—Risks Related to Our Operations.”

Facilities

We lease approximately 69,500 square feet of office space for use as our corporate headquarters in Boston, Massachusetts, with a lease that expires in June 2024, with certain renewal options. Our headquarters currently accommodates our principal executive, marketing, business development, human resources, finance, legal, information technology, our buying function and administrative activities.

We also lease two properties in Kentucky totaling approximately 415,000 square feet. We use one of those properties, which is located in Shepherdsville, Kentucky, as our main fulfillment center, consisting of approximately 400,000 square feet. The Shepherdsville, Kentucky lease expires in July 2029, with certain renewal options. We leased the other Kentucky property in 2019 to use as a customer service office in Louisville with a phased occupancy schedule, whereby we took possession of the full 15,149 square feet in July 2021. We rent additional office space in New York, New York, Irvine, California and Montréal, Canada.

Government Regulation

We are subject to many US federal and state and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, payment processing, disability rights, digital accessibility standards, content regulation, intellectual property, health and safety, competition, consumer protection, sending of commercial email, and unfair and deceptive trade practices, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in new and rapidly evolving industries.

We collect and use personal information to create online accounts, process eCommerce transactions, provide customer service, support, and for other purposes. The regulatory framework for data protection, privacy and information security is evolving rapidly. For example, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and presentation of website or other electronic content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. Additionally, a number of states, including California and Virginia, have enacted laws or are considering the enactment of laws governing the personal information received from consumers, or imposing new requirements around the collection, use, sharing, and handling of data collected from or about consumers or their devices. In many cases, the specific limitations imposed by these laws are subject to interpretation by courts and other governmental authorities. For example, the California Consumer Privacy Act (the “CCPA”) went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, a new privacy law that significantly modifies the CCPA, the California Privacy Rights Act (the “CPRA”) was passed by California voters in November 2020. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. The CCPA, CPRA and other similar laws and regulations could mark the beginning of a trend toward even more stringent privacy legislation in the U.S. The CCPA has already prompted a number of proposals for federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

In addition, beauty products that we sell are subject to regulation by the Federal Trade Commission, the Food and Drug Administration, and the Consumer Product Safety Commission, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, proper labeling, advertising, marketing, manufacture, safety, shipment and disposal of our products.

A determination by a state, federal or local agency or court that any of our practices do not meet these legal requirements or standards could result in liability and adversely affect our business. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

Although to date substantially all of our revenue has been in the U.S., we also have customers who are located outside the U.S., and may in the future expand our platform into international markets. Foreign data protection, eCommerce, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the U.S., and those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them unintentionally. Any such developments, or developments stemming from enactment or modification of other laws, or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our business.

On September 9, 2021, President Biden announced plans for OSHA to issue an ETS mandating that all employers with more than 100 employees ensure their workers are either fully vaccinated against COVID-19 or produce, on a weekly basis, a negative COVID-19 test. On November 4, 2021, OSHA issued the ETS, which will require covered employers to comply with this “vaccine or test” mandate beginning on January 4, 2022 or face substantial penalties for non-compliance.

For more information about laws and regulations applicable to our business, see “Risk Factors—Risks Related to Other Legal, Regulatory and Tax Matters.”

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These could include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination and consumer rights.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, cash flows, or financial condition.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and director nominees and their positions, are listed below, as well as their ages as of November 12, 2021:

Name	Age	Position(s)
Executive Officers:
Mark McWeeny	52	Chief Executive Officer, a co-founder and Director
Lisa Rhodes	61	President, Chief Merchandising Officer and Director
Mark Weinberg	51	Chief Financial Officer, Chief Operating Officer and a co-founder

Non-Employee Directors:
Jeff Branman	66	Director
Edmond English	68	Chair of the Board of Directors
Michael Rubin	49	Director
David Simon	60	Director
Carrie Tharp	41	Director Nominee*

*	Ms. Tharp was appointed to our Board of Directors in November 2021 to be effective as of the closing of this offering.

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Mark McWeeny is one of our co-founders and has served as our Chief Executive Officer and on our Board of Directors since May 2016. He served as our Chief Financial Officer from January 2015 until May 2016, and as President, New Ventures from June 2010 until December 2014. Prior to that, Mr. McWeeny served in a number of senior executive positions with us, including Executive Vice President, Marketing and Business Development, since our founding in April 2008. Prior to that, Mr. McWeeny served in various senior capacities at SmartBargains, Inc. (“SmartBargains”), an off-price eCommerce site selling fashion and home goods and a predecessor of the Company. Prior to SmartBargains, Mr. McWeeny served as General Manager of Corporate Development at uBid, Inc., an online auction and eCommerce company, from June 1999 until January 2003. He has also held positions at the Princeton Review and Mercer Management Consulting. Mr. McWeeny holds an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. in political science from Northwestern University. We believe Mr. McWeeny is qualified to serve as a member of our Board of Directors due to the perspective and experience he brings as our Chief Executive Officer and one of the co-founders of the Company.

Lisa Rhodes has served as our President, Chief Merchandising Officer since June 2014 and has served on our Board of Directors since July 2016. Prior to joining us, Ms. Rhodes served as Chief Executive Officer at Dots LLC, a discount women’s apparel retail company, from August 2012 until February 2014. Prior to Dots, Ms. Rhodes served as Senior Vice President of the apparel merchandising division of Wal-Mart USA/Canada, from January 2010 until August 2012. Prior to Wal-Mart USA/Canada, Ms. Rhodes served at Executive Vice President and Chief Merchandising Officer of Maurices, Inc., a women’s apparel retail chain, from April 1999 until February 2009. Prior to Maurices, Ms. Rhodes served as Vice President and General Merchandise Manager at Charming Shoppes, Inc., from 1996 until 1999, and prior to that in various positions at Marshalls. Ms. Rhodes began her career as a buyer at R.H. Macy. Ms. Rhodes holds a B.S. in marketing/retailing from Syracuse University. We believe Ms. Rhodes is qualified to serve as a member of our Board of Directors due to her extensive experience in the retail industry.

Mark Weinberg is one of our co-founders and has served as our Chief Financial Officer and Chief Operating Officer since May 2016. He served as our Executive Vice President, Corporate Development and Strategy from April 2012 until May 2016, and prior to that served as Vice President, Strategic Planning, since our founding in April 2008. Prior to that, Mr. Weinberg served in various senior capacities at SmartBargains, an off-price eCommerce site selling fashion and home goods and a predecessor of the Company. Prior to SmartBargains, Mr. Weinberg served as Director of Business Development at RetailExchange, a business-to-business online marketplace for the sale of off-price merchandise, from 1999 to September 2001. He has also held positions at Bain & Company, Gander Mountain, Inc. and Goldman Sachs & Co. Mr. Weinberg holds an M.B.A. from Harvard Business School and a B.S. in accounting from University of Illinois at Urbana-Champaign.

Directors

For biographical information regarding Mr. McWeeny and Ms. Rhodes, please see “—Executive Officers” above.

Jeff Branman has served on our Board of Directors since January 2012. Mr. Branman has served as the Chief Investment Officer of Authentic Brands Group, a brand development, marketing and entertainment company, since December 2017. Prior to Authentic Brands, he served as a Managing Director of Hilco Brands LLC, a private equity firm focused on investing in branded consumer products companies, from March 2007 until December 2017. Mr. Branman served as President and owner of Interactive Commerce Partners LLC, a provider of financial advisory services, from March 2005 until February 2007, and as President of Interactive Technology Partners, a joint venture of Comcast Corporation and QVC, Inc., from April 2000 through March 2005, during which time he also served as Executive Vice President of QVC, Inc. From March 1996 to March 2000, Mr. Branman served as Senior Vice President Corporate Development of Foot Locker, Inc., a retailer of athletic footwear and apparel, and Chief Executive Officer of FootLocker.com, the Internet and direct marketing subsidiary of Foot Locker. He served as Managing Director and Partner of Financo, Inc., an investment banking boutique advising merchandising businesses, from August 1989 until March 1996. He served as Vice President and Head of The Retail Industry Mergers & Acquisitions Group at Credit Suisse First Boston, Inc., a global investment banking firm, from December 1985 until August 1989. He has also held positions at The May Department Stores Company and Boston Consulting Group. Mr. Branman holds a M.S. in Business Administration from the Tepper School of Business at Carnegie Mellon University, and an A.B. in statistics and economics from the University of California, Berkeley.

We believe that Mr. Branman is qualified to serve as a member of our Board of Directors due to his executive experience and expertise in brand management, licensing, eCommerce, retailing and apparel design and sourcing. His experience with mergers and acquisitions and his retail and consumer brand industry experience, both from an investment banking perspective and an executive perspective, provides us with insight on potential acquisition opportunities and corporate strategies.

Edmond English has served on our Board of Directors since November 2013. Mr. English has served as the Executive Chairman of the Board of Directors of Bob’s Discount Furniture, Inc., a discount home furnishings company, since March 2016, and served as its Chief Executive Officer from November 2006 until March 2016, as well as its Interim Chief Executive Officer from June 2020 until November 2020. Prior to joining Bob’s Discount Furniture, Mr. English served as Chief Executive Officer of The TJX Companies, Inc., a leading off-price retailer of apparel and home fashions, from April 2000 (and President from 1999) until September 2005, and served as Chief Operating Officer from 1999 until April 2000. Mr. English was Chairman of TJX’s Marmaxx Group (which operates T.J. Maxx, Marshalls, tjmaxx.com and marshalls.com), between April 2000 and 2004, and held various other executive and merchandising positions with TJX from 1983 to 1999. Mr. English serves on the Board of Directors of Burlington Stores, Inc., a national off-price retailer of high-quality, branded apparel, and serves on the Board of Trustees of various funds within the multi-affiliate structure of Natixis Global Asset Management, a global asset management firm. Mr. English is a graduate of Northeastern University.

We believe that Mr. English is qualified to serve as a member of our Board of Directors because his long career as an off-price retail executive and public company board member have given him broad experience in off-price retail management and board oversight. Mr. English also has significant leadership experience as the chief executive officer of both a discount home furnishings company and a leading off-price retailer of apparel and home fashions.

Michael Rubin has served on our Board of Directors since June 2011. Mr. Rubin has served as Chairman of Fanatics Holdings, Inc., a digital sports platform, since June 2011, and as Chief Executive Officer since September 2021. Prior to that, Mr. Rubin served as Chairman of the Board and Chief Executive Officer of GSI Commerce, Inc. from July 1995 to June 2011, and also served as either President or co-President from May 2004 to June 2011. GSI Commerce, which was founded by Mr. Rubin, was a publicly traded provider of eCommerce and interactive marketing services that was sold to eBay in 2011. Mr. Rubin is a criminal justice reform advocate and Co-Chair of REFORM Alliance, an organization dedicated to advancing criminal justice. He is a partner of the Philadelphia 76ers basketball team of the National Basketball Association. He is also the principal owner of one of our largest stockholders, Kynetic, LLC.

We believe that Mr. Rubin is qualified to serve as a member of our Board of Directors because of his experience building several multibillion-dollar direct-to-consumer eCommerce companies. Through his long affiliation with the Company and deep experience in retail eCommerce, Mr. Rubin has provided and continues to provide strategic guidance, giving him unique insights into our challenges, opportunities, risks and operations.

David Simon has served on our Board of Directors since October 2019. Mr. Simon is the Chairman of the Board, CEO and President of Simon Property Group, Inc., a publicly traded real estate investment trust that owns, develops and manages premier shopping, dining, entertainment and mixed-use destinations through its majority-owned operating partnership subsidiary, Simon Property Group, L.P., of which it is the general partner, and which is one of our largest stockholders. Mr. Simon has been the CEO of Simon Property Group, Inc. or its predecessor since 1995 and President of Simon Property Group, Inc. since February 2019. He served as President of Simon Property Group, Inc.’s predecessor from 1993 to 1996, and he has served as a director of Simon Property Group, Inc. or its predecessor since the company’s incorporation in 1993, beginning his role as Chairman in 2007. From 1985 to 1990, Mr. Simon was an investment banker at Wasserstein Perella & Company and at First Boston Corp. He is a member and former chairman of the National Association of Real Estate Investment Trusts. He also serves as a member of the Board of Directors of Apollo Global Management, Inc., Chairman of the Board of Simon Property Group Acquisition Holdings, Inc. and Chairman of the Supervisory Board of Klépierre, S.A., a publicly traded Paris-based European leader in shopping malls. Mr. Simon holds an M.B.A. from Columbia University and a B.S. from the Indiana University Kelley School of Business.

We believe that Mr. Simon is qualified to serve as a member of our Board of Directors because of his extensive retail industry experience through his roles as Chairman of the Board, CEO and President of a publicly traded company that owns, develops and manages premier shopping destinations, including Simon Premium Outlets®, and his decades of experience in financing and mergers and acquisitions.

Carrie Tharp has been appointed to our Board of Directors, effective as of the closing of this offering. Ms. Tharp has served as Vice President, Retail and Consumer, for Google Cloud, a global cloud provider, since August 2019. Prior to Google Cloud, she served as Executive Vice President, Chief Digital Officer of Neiman Marcus Group LTD LLC, a luxury retailer, from September 2018 to July 2019, and as Senior Vice President and Chief Marketing Officer from October 2016 to September 2018. Neiman Marcus Group commenced voluntary Chapter 11 proceedings in U.S. Bankruptcy Court in May 2020, and emerged from voluntary Chapter 11 protection in September 2020. Ms. Tharp served as Senior Vice President, Chief Marketing Officer and Head of eCommerce for Fossil Group, a multi-brand watch and accessories business from June 2013 to September 2016. Prior to that, she served as Vice President of Global Strategy and Customer Insights at Travelocity, a leading online travel company, from April 2012 to June 2013, and as Vice President of Strategy and Chief of Staff with Dean Foods Company, a publicly traded food and beverage company, from March 2009 to March 2012. She has also held previous positions at Bain & Company and TXU Energy Retail. Ms. Tharp serves on the Board of Directors of Vera Bradley, Inc. Ms. Tharp holds an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A. in information and operations management from Texas A&M University.

We believe that Ms. Tharp is qualified to serve as a member of our Board of Directors because of her experience in marketing, brand management, digital fluency, social media, customer insights, analytics, customer strategy, and omni-channel retailing.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. The number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering. Following this offering, our Board of Directors will consist of seven directors, five of whom will qualify as “independent” under Nasdaq listing standards.

Director Independence

We have applied to have our common stock listed on Nasdaq. The listing standards of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within 12 months following the completion of an initial public offering. Our Board of Directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. The independent members of our Board of Directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence requirements set forth in Rule 10A-3 adopted under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries. Each of Mr. Branman, Ms. Tharp and Mr. English will qualify as an independent director pursuant to Rule 10A-3.

Board Composition

We will have a classified Board of Directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current Board of Directors to a class.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

So long as our Board of Directors is classified, only our Board of Directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our Board of Directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions.”

Board Oversight of Risk

One of the key functions of our Board of Directors is informed oversight of our risk management process. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board of Directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cyber security, strategic and reputational risk. Our Board of Directors administers its oversight function directly as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; and our compensation committee oversees the management of risks associated with our compensation policies and programs.

Board Committees

Our Board of Directors intends to establish an audit committee and a compensation committee, to be effective after this offering. Our Board of Directors may establish other committees to facilitate the management of our business. Our Board of Directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our Board of Directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Board of Directors. Each member of each committee of our Board of Directors qualifies as an independent director in accordance with listing standards. Each committee of our Board of Directors has a written charter approved by our Board of Directors. After this offering, copies of each charter will be posted on our website at www.ruegiltgroupe.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

The members of our audit committee will be Jeff Branman, Carrie Tharp and Edmond English after this offering, each of whom can read and understand fundamental financial statements. Mr. Branman, Ms. Tharp and Mr. English are each independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Mr. Branman will chair the audit committee. Our Board of Directors has determined that Mr. Branman qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq.

Our audit committee assists our Board of Directors’ oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of the independent registered public accounting firm, the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints reporting accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerning questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee will be Edmond English and Carrie Tharp after this offering. Mr. English will chair the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members, is a “non-employee director,” as defined in Rule 16b-3 adopted under Section 16 of the Exchange Act. Our compensation committee assists our Board of Directors with its oversight of the forms and amount of compensation for our executive officers. The compensation committee also assists the Board of Directors with the administration of our incentive plans for employees and other service providers, including our equity incentive plans and certain other matters related to our compensation programs.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. Our Board of Directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are each of Messrs. English, Branman, Rubin and Simon and Ms. Tharp. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors expects to consider educational background, diversity in skills, abilities, industry knowledge, experience, gender, race, and ethnicity, knowledge of our business, integrity, professional reputation, independence and the ability to represent the best interests of our stockholders.

Board Diversity

Under our corporate governance guidelines, which will become effective upon the completion of this offering, diversity is one of several critical factors that the Board of Directors considers when evaluating the composition of our Board of Directors, amongst other critical selection criteria. We consider various diversity factors when considering director candidates, including include race, ethnicity, gender, national origin, and geography. Our Board of Directors currently includes directors with a range of diversity. We believe each director contributes to the Board’s overall diversity by providing a variety of perspectives based on distinct personal and professional experiences and backgrounds.

Code of Conduct

Our Board of Directors intends to adopt a code of conduct that will be effective after this offering. The code of conduct will apply to all of our employees, officers, and directors. We also expect our contractors, consultants, suppliers, agents and other third parties to follow our code of conduct in connection with their work for us. The full text of our code of conduct will be posted on our corporate website after this offering at www.ruegiltgroupe.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our code of conduct as and to the extent required by SEC regulations, at the same location on our website identified above and in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock. Our code of conduct represents the standards by which we operate and reflects that we are an ethical, mindful and transparent business. The purpose of our code of conduct is to promote honesty and integrity, including with respect to actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports to be filed by us and to promote compliance with all applicable rules and regulations that apply to us and our employees.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our Board of Directors will consist of Mr. English and Ms. Tharp. None of the members of our compensation committee is or has been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Our directors play a critical role in guiding our strategic direction and overseeing the management of the Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for highly qualified and productive public company directors. The varied responsibilities, the substantial time commitment and the potential risks of serving as a director for a public company require that we provide adequate compensation for the continued service of our non-employee directors by offering them compensation that is commensurate with the workload and the demands we place on them.

The following table sets forth information regarding the compensation awarded to, earned by, or paid to all of our directors for 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Jeff Branman	$75,000	—	—	—	$75,000
Edmond English	$50,000	—	—	—	$50,000

Narrative Disclosure to Director Compensation Table

Historically, we have not had a formalized non-employee director compensation program. In connection with their service on our Board of Directors, Mr. Branman received $75,000 in fees on an annual basis and Mr. English received $12,500 on a quarterly basis, which fees were paid in cash. Neither Mr. Rubin nor Mr. Simon have received any compensation for their service on our Board of Directors for 2020 other than expense reimbursements in connection with their services.

In connection with this offering, we intend to adopt a non-employee director compensation program, which will become effective on the date of this offering. We expect that this program will provide for annual retainers for board and committee service and the automatic grant of initial and annual equity awards.

EXECUTIVE COMPENSATION

Overview

This section discusses the material components of the executive compensation program for our executive officers named in the “—Summary Compensation Table” below. As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act.

For 2020, our “named executive officers” and their positions were as follows:

•	Mark McWeeny, Chief Executive Officer

•	Lisa Rhodes, President and Chief Merchandising Officer

•	Mark Weinberg, Chief Financial Officer and Chief Operating Officer

Messrs. McWeeny and Weinberg, and Ms. Rhodes, are our only executive officers.

Summary Compensation Table

The table below sets forth the compensation earned by our named executive officers during 2020.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark McWeeny	2020	$594,722	$2,701,418	$222,656	$5,800	$3,524,596
Chief Executive Officer
Lisa Rhodes	2020	$631,944	—	$234,375	—	$866,319
President and Chief Merchandising Officer
Mark Weinberg	2020	$429,722	—	$159,375	$5,800	$594,897
Chief Financial Officer and Chief Operating Officer

(1)	Amounts in this column represent annual salaries earned during 2020.
(2)	Amount in this column represents the aggregate grant date fair value of a restricted stock award granted to Mr. McWeeny in November 2020 under the 2011 Plan (as defined below) and does not reflect the purchase price paid by Mr. McWeeny of $1,425,000. These values have been determined in accordance with FASB ASC Topic 718. For a description of the assumptions used for purposes of determining the grant date fair value of restricted stock awards granted, see Note 11 to our consolidated financial statements included elsewhere in this prospectus. For more information regarding the restricted stock award granted to Mr. McWeeny in 2020, see the “Narrative to Summary Compensation Table – Long-Term Equity Awards.”
(3)	Amounts in this column represent cash amounts paid to our named executive officers under our annual cash bonus plan for 2020 that was earned based on Company performance. For more information regarding the amounts paid in 2020, see the “Narrative to Summary Compensation Table – Non-Equity Incentive Plan Compensation.”
(4)	Amounts reported in the “All Other Compensation” column represent Company contributions to the named executive officers’ 401(k) accounts and parking stipends.

Narrative to Summary Compensation Table

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, we seek to provide a base salary level commensurate with each executive officer’s scope of responsibility and accountability.

The following table sets forth our named executive officers’ salaries during 2020. Effective October 29, 2020, Mr. McWeeny’s base salary increased from $575,000 to $650,000, based on the Board of Directors’ evaluation of competitive market data. No changes were made to Mr. Weinberg’s or Ms. Rhodes’ base salaries during 2020.

Name	Base Salary as of the beginning of 2020	Base Salary as of the end of 2020
Mark McWeeny	$575,000	$650,000
Lisa Rhodes	$625,000	$625,000
Mark Weinberg	$425,000	$425,000

Non-Equity Incentive Plan Compensation

Our named executive officers are eligible for non-equity incentive plan compensation pursuant to the terms of the RueLaLa, Inc. Annual Bonus Plan. In early 2020, the board established the bonus plan for 2020 (the “2020 Bonus Plan”). Under the Annual Bonus Plan and the 2020 Bonus Plan, target amounts are set based upon a percentage of each named executive officer’s base salary, which for 2020 was 75% of base salary for each named executive officer, with actual payments determined based on our achievement of certain Adjusted EBITDA metrics for 2020, as follows: $17.6 million in Adjusted EBITDA for Rue+Gilt, and ($8.9 million) in Adjusted EBITDA for Shop Premium Outlets.

Based on the Company’s achievement of the Adjusted EBITDA performance goals during 2020, payouts were made at 50% of the target levels. The non-equity incentive targets payments for each of our named executive officers for 2020 are shown in the following table:

Name	Target (% of Base Salary)	Target ($ Amount)	Actual Non-Equity Incentive Plan Compensation Amount(1)
Mark McWeeny	75%	$487,500	$222,656	(2)
Lisa Rhodes	75%	$468,750	$234,375
Mark Weinberg	75%	$318,750	$159,375

(1)	Amounts earned for 2020 performance were paid to the named executive officers in early 2021.
(2)	Reflects the actual amount paid to Mr. McWeeny, which was reduced from the target amount in recognition of his mid-year base salary adjustment.

Long-Term Equity Incentive Awards

Pursuant to our 2011 Equity Compensation Plan, as amended and restated (the “2011 Plan”), we historically have granted equity compensation in the form of nonqualified stock options to our employees, including our named executive officers, in order to attract and retain them, as well as to align their interests with the interests of our stockholders. In order to provide a long-term incentive, our stock options generally vest ratably over four years from the date of grant, subject to continued service to us. We did not grant any stock options to the named executive officers during 2020. For information regarding stock option awards previously granted to the named executive officers, please see “—Outstanding Equity Awards at 2020 Fiscal Year-End,” below.

Pursuant to the terms of their option award agreements with us, if any of the named executive officers’ employment with us is terminated (i) involuntarily without Cause or (ii) due to resignation for Good Reason within six months of a Change in Control (in each case as defined in the option award agreement), then the vesting and exercisability of outstanding equity awards will accelerate in respect of 100% of the shares subject to the awards.

In November 2020, we granted an award of restricted stock to Mr. McWeeny in the amount of 1,500,000 shares. Mr. McWeeny executed a promissory note with us for the purchase of such restricted stock at $0.95 per share for a total of $1,425,000. For additional information regarding the promissory note, refer to Note 11 to our audited consolidated financial statements included in this prospectus under “- Restricted stock.” Shares underlying Mr. McWeeny’s restricted stock award vests as follows: 25% of shares vest on October 21, 2021, with the balance of such shares to vest ratably on a quarterly basis over the following three years, subject to Mr. McWeeny’s continued service; provided, further, that such shares are subject to accelerated vesting in the event of a Change in Control (as defined in the restricted stock award agreement). See footnotes (3) and (4) to the Outstanding Equity Awards at 2020 Fiscal Year-End table below.

In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Plans—2021 Plan” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by employees who participate in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our employees who work 30 hours or more per week, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life insurance.

Perquisites and Other Personal Benefits

Except for a parking stipend of $275 per month paid to Messrs. McWeeny and Weinberg, we do not provide our named executive officers with any perquisites beyond those made generally available to our other employees.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of January 2, 2021, the number of shares subject to each award, and the exercise price per share.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Unearned Shares, Units or Other Rights that have not Vested (#)		Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Mark McWeeny	5/17/2016	637,660	(2)	—	$0.32	5/17/2026	—		—
	10/26/2017	450,000		150,000	$0.34	10/26/2027	—		—
	11/18/2020	—		—	—	—	1,500,000	(3)	$3,825,000	(4)
Lisa Rhodes	5/31/2016	320,662	(5)	—	$0.32	5/31/2026	—		—
	10/26/2017	262,500		87,500	$0.34	10/26/2027	—		—
Mark Weinberg	10/26/2017	161,416		68,750	$0.34	10/26/2027	—		—

(1)	Each option award vests ratably over four years from the date of grant. If any of the named executive officers’ employment with us is terminated (i) involuntarily without Cause or (ii) due to resignation for Good Reason within six months of a Change in Control (in each case as defined in the option award agreement), then the vesting and exercisability of outstanding equity awards will accelerate in respect of 100% of the shares subject to the awards.
(2)	The shares subject to this option award were fully vested as of May 17, 2020.
(3)	The restricted shares vest as to 25% of the award on the first anniversary of the grant date, and ratably on a quarterly basis thereafter. In the event of a Change in Control (as defined in the restricted stock purchase agreement), 50% of the shares which would vest on each scheduled vesting date become immediately vested. If Mr. McWeeny’s employment with us is terminated (i) involuntarily for Cause or (ii) due to resignation for Good Reason within either three months prior to or 24 months following a Change in Control (in each case as defined in the restricted stock purchase agreement), or a Change in Control occurs within 90 days following the execution of a definitive agreement to consummate such a transaction within 90 days following such a termination of employment, then the vesting of the restricted shares will accelerate in respect of 100% of the shares.
(4)	Represents the aggregate market value of Mr. McWeeny’s restricted shares, calculated by multiplying the number of shares (1,500,000) by $2.55.
(5)	The shares subject to this option award were fully vested as of July 1, 2020.

Executive Compensation Arrangements

We have entered into an employment agreement with Mr. McWeeny, an offer letter with Ms. Rhodes and an offer letter with Mr. Weinberg (as subsequently modified), each of which sets forth the title, base salary and initial equity award for the executive and summarizes the other terms and conditions applicable to the executive’s employment with us. Below is a summary of such arrangements. Additionally, each of our named executive officers has entered into a proprietary information and confidentiality agreement with us.

Mark McWeeny

On May 17, 2016, we entered into an employment agreement with Mr. McWeeny to serve as our Chief Executive Officer (the “McWeeny Employment Agreement”). Pursuant to the terms of the McWeeny Employment Agreement, Mr. McWeeny is entitled to an annual base salary of $500,000, subject to adjustment from time to time. In connection with the commencement of his employment, Mr. McWeeny received an initial stock option grant covering 1,000,561 shares of our common stock, which vested in full four years from the date of grant. In addition, contemporaneously with the execution of the McWeeny Employment Agreement and pursuant to the 2011 Plan, we granted Mr. McWeeny a purchased restricted stock award in the amount of 4,626,906 shares of our common stock for a purchase price of $0.32 per share, which award vested in full on May 17, 2020.

Mr. McWeeny was initially eligible to receive an annual performance bonus with a target achievement of 50% of his base salary, which has subsequently been increased to 75% of his base salary, as determined by our board of directors, and if Mr. McWeeny is terminated by us without Cause or resigns for Good Reason (each as defined in the McWeeny Employment Agreement and below), in addition to any earned base salary, subject to his execution and non-revocation of a release of claims, Mr. McWeeny is entitled to receive, (i) continued base salary for 12 months following his termination of employment, (ii) to the extent Mr. McWeeny is eligible for and timely elects COBRA continuation coverage, reimbursement of the monthly COBRA continuation coverage cost for Mr. McWeeny, and, where applicable, his spouse and dependents, for 12 months following his termination of employment, (iii) accelerated vesting of outstanding equity awards held by Mr. McWeeny, including, but not limited to, the May 17, 2016 restricted stock purchase and the May 17, 2016 stock option grant, in accordance with the terms of the applicable agreement pursuant to which the equity awards were granted, and (iv) any cash bonus earned or accrued but not yet paid for the year prior to the year in which Mr. McWeeny’s termination occurs.

For purposes of the McWeeny Employment Agreement:

•	“Cause” means (i) conviction of or plea of no contest to a felony (other than an automobile offense); (ii) commission of a material act of dishonesty or a willful breach of trust; (iii) material breach of the employment arrangement; (iv) material breach of any written non-competition or non-solicitation agreement between us and the executive; or (v) breach or violation, in a material respect, of any written material agreement between us and the executive, any code of business conduct we maintain or any material policy statement we maintain, including such statements regarding conflicts of interest and harassment; provided, that Cause shall only exist (and we may only terminate the employment with respect to such “Cause”) after (x) we deliver written notice to the executive of our intention to terminate for Cause within ninety (90) days after we have actual knowledge of the facts and circumstances upon which we seek to rely as the basis for our right to terminate for Cause, (y) such notice sets forth in reasonable detail such facts and circumstances and (z) the executive has failed to fully correct any of the events listed in clause (iii) through (v) above, if such events are reasonably capable of being fully corrected, within thirty (30) days following delivery of our written notice of our intention to terminate for Cause.

•	“Change in Control” means the occurrence, in a single transaction or in a series of related transactions, any one or more of the following events: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of more than fifty percent (50%) of our outstanding securities; or (iii) any spin-off or similar transaction involving us.

•	“Good Reason” means, without the executive’s express written consent, the occurrence of any one or more of the following that are not fully corrected by us in all material respects within thirty (30) days following receipt of the executive’s written notice of his intent to resign: (i) a material reduction in the executive’s duties (provided that such reduction would not include a change in the executive’s title or duties following a Change in Control if the executive remains responsible for running our business, albeit as a subsidiary or division of a larger corporation); (ii) we require that executive’s principal office location be moved to a location more than forty-five (45) miles from Boston, Massachusetts, (iii) a diminution of the executive’s base salary or annual target bonus percentage; (iv) any material breach by us of the employment arrangement or any other material agreement between the executive and us; or (v) our failure to timely pay or provide to the executive any portion of the executive’s compensation or benefits then due to the executive as set forth in the employment arrangement.

Lisa Rhodes

On June 9, 2014, we entered into an offer letter with Ms. Rhodes to serve as our Chief Merchandising Officer (the “Rhodes Offer Letter”). Pursuant to the terms of the Rhodes Offer Letter, Ms. Rhodes is entitled to an annual base salary of $600,000, subject to adjustment from time to time. Pursuant to the terms of the Rhodes

Offer Letter, Ms. Rhodes is eligible to receive an annual cash performance bonus, which, as of February 2018, has a target achievement level of 75% of her base salary, based on achievement of performance objectives, subject to a condition that Ms. Rhodes be employed at the time of payment of such bonus. In connection with the commencement of her employment, Ms. Rhodes was also granted an option to purchase up to 2,000,000 shares of our common stock under the 2011 Plan, which vested on an annual basis over a four-year period following the date of grant. If Ms. Rhodes is terminated by us without “cause” (as defined in the Rhodes Offer Letter and below), Ms. Rhodes is entitled to receive continued base salary for six months following her termination of employment, subject to the execution and non-revocation of a release of claims.

For purposes of the Rhodes Offer Letter and the Weinberg Severance Letter, “Cause” includes but is not limited to (i) gross negligence or willful misconduct in the performance of the executive’s duties for the Company; (ii) breach or violation, in a material respect, of any agreement between the Company and the executive, or any of the Company’s policy statements, including those regarding conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of the Company; or (v) conviction of a felony.

Mark Weinberg

On October 9, 2001, we entered into an offer letter with Mr. Weinberg, which has been most recently modified as of February 21, 2019. Under the letter as modified, Mr. Weinberg is entitled to an annual base salary of $425,000, subject to adjustment from time to time, and is eligible to receive an annual cash performance bonus, which, as of February 2018, has a target achievement level of 75% of his base salary, based upon achievement of performance objectives, subject to the terms of the applicable bonus plan. In connection with his promotion to Chief Financial Officer, Mr. Weinberg was also granted 715,000 restricted shares under the 2011 Plan, which vested on an annual basis over a four-year period following the date of grant. In addition, on June 20, 2011, we entered into a letter agreement with Mr. Weinberg amending his prior offer letter (the “Weinberg Severance Letter”). Pursuant to the Weinberg Severance Letter, if Mr. Weinberg is terminated by us without “cause” (as defined in the Weinberg Severance Letter), Mr. Weinberg is entitled to receive (i) continued base salary for six months following his termination of employment, subject to the execution and non-revocation of a release of claims and (ii) subsidized COBRA if Mr. Weinberg continues to participate in our group health and/or dental insurance coverage for six months.

Equity Plans

Our Board of Directors and stockholders previously adopted our 2011 Equity Compensation Plan, as amended, which we refer to as the 2011 Plan. In connection with this offering, our Board of Directors and stockholders plan to adopt a 2021 Omnibus Incentive Compensation Plan, which, if approved, will become effective on the business day immediately preceding the effective date of the registration statement of which this prospectus is a part. We refer to the 2021 Omnibus Incentive Compensation Plan as the 2021 Plan. Following this offering, we expect to grant equity awards under the 2021 Plan from time to time, but we have not determined at the current time the schedule or amount of such grants.

The following descriptions of the 2011 Plan and the 2021 Plan are qualified by reference to the full text of those plans, which are included as exhibits to the registration statement of which this prospectus is a part.

2011 Plan

The 2011 Plan was approved by our Board of Directors and stockholders in October 2011.

Our Board of Directors and our stockholders previously adopted the 2011 Plan to provide for the grant of ISOs, nonqualified stock options (“NSOs”) stock awards, stock units, stock appreciation rights (“SARs”) and other equity-based awards to employees, consultants and advisors and non-employee directors. The 2011 Plan was amended on May 18, 2012 and was subsequently amended and restated in its entirety on August 25, 2015. We expect to adopt a new equity compensation plan that will be effective immediately prior to the effective date of the registration statement for this offering and will replace our existing 2011 Plan.

Types of Stock Awards

The 2011 Plan provides for the grant of stock options (ISOs and NSOs), stock awards, stock units, SARs and other stock-based awards, which are collectively referred to as stock awards. Other stock-based awards are awards of common stock and other awards (including cash) that are valued in whole or in part by reference to, or are payable in or otherwise based on, our common stock. Stock awards may be granted to employees, including officers, non-employee directors and consultants of the Company or our affiliates, except that ISOs may be granted only to employees. Awards are evidenced by award agreements in such forms as the committee approves from time to time. Each award is subject to such terms and conditions, consistent with the 2011 Plan, as are determined by the committee and as set forth in the award agreement.

Share Reserve

The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2011 Plan is 36,000,000 shares. If a stock option or SAR granted under the 2011 Plan expires, terminates, is canceled or is forfeited, exchanged or surrendered without having been exercised, or if any stock award, stock unit or other stock-based award is forfeited, the number of shares subject to the grant will again be available for purposes of stock awards under the 2011 Plan.

As of October 2, 2021, 2,422,567 shares remained available for future issuance under the 2011 Plan.

Administration

Our Board of Directors, or a duly authorized committee thereof, has the authority to administer the 2011 Plan. Subject to the terms of the 2011 Plan, our Board of Directors or the authorized committee, referred to herein as the committee, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the committee will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award. The committee has the authority to modify outstanding awards under the 2011 Plan. The committee has the authority to adopt and amend administrative rules, regulations, agreements and instruments for implementing the 2011 Plan. Decisions and interpretations or other actions by the committee are in the discretion of the committee and are final binding and conclusive on the Company and all participants in the 2011 Plan.

Stock Units

Stock units may be granted to non-employee directors, employees and consultants and advisors selected by the committee. A stock unit is a notional account representing one share of common stock or an amount based on the value of one share of common stock. The committee determines the vesting criteria, if any, for stock units, which may be based on the passage of time, achievement of performance conditions or vesting conditions otherwise determined by the committee.

A stock unit granted by the committee will be paid in the form of shares of common stock, cash, or a combination of both, as determined by the committee.

Stock Awards

Stock awards may be granted to non-employee directors, employees and consultants and advisors selected by the committee. Each stock award is subject to terms and conditions determined by the committee and set forth in the applicable award agreement, which may include vesting conditions that lapse based on the passage of time, achievement of performance conditions or vesting conditions otherwise determined by the committee, restrictions on the sale or other disposition of the shares covered by the award and our right to reacquire such shares for no consideration upon termination of the participant’s employment within specified periods.

The applicable award agreement will specify whether the participant will have all of the rights of a stockholder with respect to the shares of common stock subject to a stock award, including the right to receive dividends and to vote the shares, subject to any restrictions deemed appropriate by the committee, including, without limitation, the achievement of specific performance goals.

Stock Options

ISOs and NSOs are granted pursuant to stock option agreements adopted by the committee. The committee determines the exercise price for a stock option, within the terms and conditions of the 2011 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 Plan will become exercisable at the rate specified by the committee.

The committee determines the term of stock options granted under the 2011 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of 90 days following the cessation of service in the event of an involuntary termination by the Company or 30 days in the event of a voluntary resignation by the option holder. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of one year following the option holder’s disability or death. Unless otherwise provided by the committee at the time a stock option is granted, in the event of a termination for cause, before the stock option is exercised, then the stock option will terminate.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the committee and may include (i) cash, (ii) the tender of shares of our common stock owned by the option holder, (iii) if the Company’s common stock is publicly traded, a broker assisted cashless exercise, (iv) a net exercise arrangement, or (v) such other methods as may be approved by the committee.

Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or, with respect to grants other than ISOs, if permitted by the committee, pursuant to a domestic relations order. The committee may provide that an NSO may be transferred to a family member, as such term is defined under the applicable securities laws.

The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights

Stock appreciation rights may be granted to non-employee directors, employees and consultants and advisors selected by the committee. A stock appreciation right is a right to receive a payment in cash, shares of common stock or a combination of cash and shares of common stock, in an amount equal to the fair market value of a specified number of shares on the date of exercise over the applicable base price per share, as determined by the committee. The base price per share may not be less than the fair market value of a share of common stock on the date the stock appreciation right is granted. The committee may grant in connection with any stock option one or more tandem SARs relating to a number of shares of common stock less than or equal to the number of shares of common stock subject to the related stock option.

If a SAR holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the SAR holder may generally exercise any vested SARs for a period of 90 days following the cessation of service. If a SAR holder’s service relationship with us or any of our affiliates ceases due to disability or death, or a SAR holder dies within a certain period following cessation of service, the SAR holder or a beneficiary may generally exercise any vested SARs for a period of one year following the SAR holder’s disability or death. Unless otherwise provided by the committee at the time a SAR is granted, in the event of a termination for cause, before the SAR is exercised, then the SAR will terminate. Tandem SARs may only be exercisable during the period when the option to which it is related is exercisable.

Termination of Employment

Unless otherwise specified in an award agreement or any other written agreement between the participant and the Company or any of its subsidiaries, and subject to the foregoing vesting restrictions, if a participant’s employment is terminated, outstanding vested and unvested awards under the 2011 Plan will be subject to the following treatment:

Reason for Termination	Effect on Awards under the 2011 Plan, except as otherwise specified in an award agreement or other written agreement

Death or Disability	• Unvested awards will be forfeited. • Vested stock options and stock appreciation rights will be exercisable for a 1-year period unless the award has an earlier expiration date.

For Cause Termination	• Unvested awards will be forfeited. • All stock options and stock appreciation rights, whether or not vested, will be forfeited.

Voluntary Resignation	• Unvested awards will be forfeited. • Vested stock options and stock appreciation rights will be exercisable for a 30-day period unless the award has an earlier expiration date.

Other Termination Events	• Unvested awards will be forfeited. • Vested stock options and stock appreciation rights will be exercisable for a 90-day period unless the award has an earlier expiration date.

Effect of Change of Control

Upon a change of control, at the committee’s discretion either (i) all outstanding stock options and SARs shall accelerate and become exercisable and the restrictions and conditions on all stock awards, stock unit awards and other stock-based awards will lapse, (ii) all outstanding stock options and SARs that are not exercised shall be assumed by, or replaced with comparable options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding awards that remain in effect after the change of control shall be converted to similar awards of the surviving corporation (or a parent or subsidiary of the surviving corporation), (iii) option holders and SAR holders shall be required to surrender their outstanding stock options and SARs in exchange for one or more payments, in cash or company stock as determined by the committee, in an amount, if any, equal to the amount by which the then fair market value of the shares of company stock subject to the option holder’s or SAR holder’s unexercised stock options and SARs exceeds the exercise price or base amount of the stock options and SARs, on such terms as the committee determines, or (iv) after giving option holders and SAR holders an opportunity to exercise their outstanding stock options and SARs (whether vested or unvested), terminate any or all unexercised stock options and SARs at such time as the committee deems appropriate.

Under the 2011 Plan, “change of control” means:

•	Any person or entity, other than the Company, its subsidiaries or an employee benefit plan sponsored by the Company or its subsidiaries, becomes the beneficial owner of more than 50% of our voting stock;

•	Consummation of a sale of all or substantially all of the Company’s assets or property;

•	Consummation of a merger or consolidation of the Company with another corporation following which our stockholders immediately before the transaction do not own more than 50% of the voting stock of the surviving entity;

•	Liquidation or dissolution of the Company; or

•	The committee may provide a different definition of change of control in an award agreement if it determines a different definition is necessary or appropriate, including to comply with Section 409A of the Code.

Adjustments to Awards Due to Changes in the Company’s Capital Structure

If there is any change in the number or kind of shares of our common stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value or (iv) any other extraordinary or unusual event affecting the outstanding common stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of common stock is substantially reduced as a result of a spinoff or the Company’s payment of any extraordinary dividend or distribution, the maximum number of shares of common stock available for issuance under the 2011 Plan, the maximum number of shares of common stock for which any individual may receive awards in any year, the number and kind of shares covered by outstanding awards and the price per share or applicable market value of such awards will be required to be equitably adjusted by the committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2011 Plan and such outstanding awards. Any fractional shares resulting from such adjustment will be eliminated. Any adjustments to outstanding awards will be consistent with Sections 409A or 424, to the extent applicable. Any adjustment of awards will include adjustment of shares, stock option exercise price, stock appreciation right base price, performance goals or other terms and conditions, as the committee deems appropriate.

Transferability

Unless the committee provides otherwise, awards generally are not transferable except by will, the laws of descent and distribution, or, with respect to grants other than ISOs, if permitted by the committee, pursuant to a domestic relations order. The committee may provide that an NSO may be transferred to a family member, as such term is defined under the applicable securities laws. The committee may require an award holder to enter into a stockholder’s agreement with respect to stock issued or distributed pursuant to the 2011 Plan and shares may be subject to a lock-up period if requested by us. Prior to a public offering, company stock distributed under the 2011 Plan is subject to our right of first refusal and repurchase rights.

Amendment of the 2011 Plan and Awards

Our Board of Directors may amend, suspend, or terminate the 2011 Plan at any time. The committee may amend any award at any time. However, no amendment may materially impair a participant’s award without the participant’s consent, unless otherwise permitted by the terms of the 2011 Plan or the applicable award agreement, or if necessary to comply with applicable law.

2021 Plan

Purpose and Types of Grants

The purpose of our 2021 Plan is to encourage participants to contribute materially to the growth of the Company, thereby benefitting the Company’s stockholders. Our 2021 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights, other stock-based awards and cash awards. Our 2021 Plan is intended to provide an incentive to participants to contribute to our economic success by aligning the economic interests of participants with those of our stockholders.

Administration

Our 2021 Plan will be administered by our compensation committee, and our compensation committee will determine all of the terms and conditions applicable to grants under our 2021 Plan. Our compensation committee will also determine who will receive grants under our 2021 Plan and the number of shares of common stock that will be subject to grants, except that grants to members of our Board of Directors must be authorized by a majority of our Board of Directors.

Our compensation committee may delegate authority under the 2021 Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and stock exchange requirements, the compensation committee may delegate all or part of its authority to our Chief Executive Officer, as it deems appropriate, with respect to grants to employees or key advisors who are not executive officers under Section 16 of the Exchange Act. Our compensation committee, our Board of Directors, any subcommittee or the Chief Executive Officer, as applicable, that has authority with respect to a specific grant will be referred to as “the committee” in this description of the 2021 Plan.

Shares Subject to the Plan

Subject to adjustment, our 2021 Plan authorizes the issuance or transfer of up to                  shares of common stock. During the term of our 2021 Plan (excluding any extensions), the share reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2023, by an amount equal to     % of the total number of outstanding shares of common stock on the last trading day in December of the immediately prior calendar year, or such lesser amount as determined by the Board.

If any options or stock appreciation rights expire or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of our common stock subject to such grants will again be available for purposes of our 2021 Plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of an option, the number of shares available for issuance under our 2021 Plan will be reduced only by the net number of shares actually issued upon exercise and not by the total number of shares under which such option is exercised. Upon the exercise of any stock appreciation right granted under the 2021 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise. If shares of our common stock are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant, or the issuance of our common stock, then the number of shares of our common stock available for issuance under our 2021 Plan shall be reduced by the net number of shares issued, vested, or exercised under such grant. If any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

In addition, shares of our common stock issued under grants made pursuant to assumption, substitution, or exchange of previously granted awards of a company that we acquire will not reduce the number of shares of our common stock available under the 2021 Plan. Available shares under a stockholder approved plan of an acquired company may be used for grants under the 2021 Plan and will not reduce the share reserve, subject to compliance with the applicable stock exchange rules and the Internal Revenue Code of 1986, as amended (the “Code”).

Individual Limits

Subject to adjustment, the maximum aggregate grant date value of shares of common stock granted to any non-employee director in any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered during the calendar year, shall not exceed $         in total value.

Adjustments

In connection with stock dividends, spin-offs, recapitalizations, stock splits and certain other events affecting our common stock, the committee will make adjustments as it deems appropriate in the maximum number and kind of shares of common stock reserved for issuance as grants; the maximum number and kind of shares that may be granted to any individual in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under our 2021 Plan; and the price per share or market value of any outstanding grants.

Eligibility

All of our employees are eligible to receive grants under our 2021 Plan. In addition, our non-employee directors and key advisors who perform services for us may receive grants under our 2021 Plan.

Vesting

The committee determines the vesting and exercisability terms of awards granted under our 2021 Plan.

Options

Under our 2021 Plan, the committee will determine the number of shares of our common stock subject to each option and the exercise price per share for each such option. The committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options that are not intended to so qualify. Incentive stock options may only be granted to our employees. Non-qualified stock options may be granted to anyone eligible to participate in our 2021 Plan.

The exercise price of a stock option granted under our 2021 Plan generally cannot be less than the fair market value of a share of our common stock on the date the option is granted. If an incentive stock option is granted to a Ten-Percent Owner, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date the option is granted.

The aggregate number of shares of common stock that may be issued or transferred under the 2021 Plan pursuant to incentive stock options under Section 422 of the Code may not exceed                  shares of common stock.

The exercise price for any option is generally payable in cash. In certain circumstances as permitted by the committee, the exercise price may be paid (i) by the surrender of shares of our common stock with an aggregate fair market value on the date the option is exercised equal to the exercise price, (ii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, (iii) by withholding shares of common stock subject to the exercisable option which have a fair market value on the date of exercise equal to the aggregate exercise price, or (iv) by such other method as the committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a Ten-Percent Owner, the term cannot exceed five years from the date of grant.

Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment or service.

Stock Awards

Under our 2021 Plan, the committee may grant stock awards to anyone eligible to participate in our 2021 Plan. A stock award is an award of our common stock that may be subject to restrictions as the committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the committee may determine. Except to the extent restricted under the grant instrument relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the committee. All unvested stock awards are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Units

Under our 2021 Plan, the committee may grant restricted stock units to anyone eligible to participate in our 2021 Plan. Restricted stock units are phantom units that represent shares of our common stock. Stock units become payable on terms and conditions determined by the committee and will be payable in cash, shares of common stock, or a combination thereof, as determined by the committee. All unvested restricted stock units are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Appreciation Rights

Under our 2021 Plan, the committee may grant stock appreciation rights, which may be granted separately or in tandem with any option. Stock appreciation rights granted with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. Stock appreciation rights granted with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The committee will establish the base amount of the stock appreciation right at the time the stock appreciation right is granted, which will be equal to or greater than the fair market value of a share of our common stock as of the date of grant.

If a stock appreciation right is granted in tandem with an option, the number of stock appreciation rights that are exercisable during a specified period will not exceed the number of shares of our common stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related stock appreciation rights will terminate, and upon the exercise of a stock appreciation right, the related option will terminate to the extent of an equal number of shares of our common stock.

When a participant exercises a stock appreciation right, the participant will receive the excess of the fair market value of the underlying common stock over the base amount of the stock appreciation right. The appreciation of a stock appreciation right will be paid in shares of our common stock, cash or both. Generally, stock appreciation rights may only be exercised while the participant is employed by, or providing services to, us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise a stock appreciation right after termination of employment or service.

The term of a stock appreciation right cannot exceed ten years from the date of grant. In the event that on the last day of the term of a stock appreciation right, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of our common stock under our insider trading policy, the term of the stock appreciation right will be extended for a period of 30 days following the end of the legal prohibition, unless the committee determines otherwise.

Other Stock-Based Awards

Under our 2021 Plan, the committee may grant other types of awards that are based on, or measured by, our common stock. The committee may grant such awards to anyone eligible to participate in our 2021 Plan and will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our common stock, or a combination of the two.

Cash Awards

Under the 2021 Plan, the committee may grant cash awards to anyone eligible to participate in our 2021 Plan. The committee will determine which eligible individuals will receive cash awards and the terms and conditions applicable to each cash award, including the criteria for vesting and payment.

Dividend Equivalents

Under our 2021 Plan, the committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under our 2021 Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The committee will determine whether dividend equivalents will be paid currently or accrued as contingent cash obligations. Dividend equivalents may be paid in cash or shares of our common stock. The committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the committee.

Change of Control

If we experience a change of control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless the committee determines otherwise, all outstanding grants that are not exercised or paid at the time of the change of control will be assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). Unless a grant instrument provides otherwise, if a participant’s employment is terminated by the surviving corporation without cause (as defined in the 2021 Plan) upon or within 12 months following a change of control, the participant’s outstanding grants will fully vest as of the date of termination; provided that if the vesting of any grants is based, in whole or in part, on performance, the applicable grant instrument will specify how the portion of the grant that becomes vested upon a termination following a change in control will be calculated.

If there is a change of control and any outstanding grants are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the committee may take any of the following actions without the consent of any participant:

•	determine that outstanding options and stock appreciation rights will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, cash awards and dividend equivalents immediately lapse;

•	pay participants, in an amount and form determined by the committee, in settlement of outstanding stock units, cash awards or dividend equivalents;

•	require that participants surrender their outstanding stock options and stock appreciation rights in exchange for a payment by us, in cash or shares of our common stock, equal to the difference between the fair market value of the underlying shares of common stock and the exercise price or base amount, as applicable; or

•	after giving participants an opportunity to exercise all of their outstanding stock options and stock appreciation rights, terminate any or all unexercised stock options and stock appreciation rights on the date determined by the committee.

However, if the per share fair market value of the common stock does not exceed the per share stock option exercise price or stock appreciation right base amount, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or stock appreciation right. The committee may condition a payment made pursuant to the terms of the 2021 Plan as a result of a change of control on the participant’s execution of a release of claims in a form established by us.

In general terms, a change of control under our 2021 Plan occurs if:

•	a person, entity or affiliated group, with certain exceptions, acquires more than 50% of our then outstanding voting securities;

•	we merge into another entity unless the holders of our voting shares immediately prior to the merger have more than 50% of the combined voting power of the securities in the surviving corporation;

•	we merge into another entity and the members of the Board of Directors prior to the merger do not constitute a majority of the board of the surviving corporation;

•	we sell or dispose of all or substantially all of our assets;

•	the consummation of a complete dissolution or liquidation; or

•	a majority of the members of our Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Deferrals

The committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with a grant under our 2021 Plan. The committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All grants under the 2021 Plan are subject to applicable U.S. federal (including FICA), state and local, foreign, or other tax withholding requirements. We may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or we may deduct from other wages and compensation paid by us the amount of any withholding taxes due with respect to such grant.

The committee may permit or require that our tax withholding obligation with respect to grants paid in our common stock to be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for U.S. federal (including FICA), state and local, foreign, or other tax liabilities, or as otherwise determined by the committee. In addition, the committee may, in its discretion, and subject to such rules as the committee may require participants to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant. The grant agreements shall specify the withholding approach.

Transferability

Except as permitted by the committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights.

The committee may provide in a grant instrument that a participant may transfer non-qualified stock options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws and such terms as the committee determines.

Amendment; Termination

Our Board of Directors may amend or terminate our 2021 Plan at any time, except that our stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our Board of Directors or extended with stockholder approval, our 2021 Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the 2021 Plan.

Stockholder Approval

Except in connection with certain corporate transactions, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of common stock or similar transactions, stockholder approval is required to (i) reduce the exercise price or base price of outstanding stock options or stock appreciation rights, (ii) cancel outstanding stock options or stock appreciation rights in exchange for the same type of grant with a lower exercise price or base price, and (iii) cancel outstanding stock options or stock appreciation rights that have an exercise price or base price above the current price of a share of common stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans

The committee may, from time to time, establish one or more sub-plans under the 2021 Plan to satisfy the requirements of local law or to obtain more favorable tax or other treatment with respect to grants to participants who reside or work outside of the U.S. The committee may establish such sub-plans by adopting supplements to the 2021 Plan setting forth such additional terms and conditions not otherwise inconsistent with the 2021 Plan as the committee deems necessary. All such supplements will be deemed part of the 2021 Plan, but each supplement will only apply to participants within the affected jurisdiction.

Clawback

Subject to applicable law, and to the extent we have not implemented a clawback or recoupment policy outside of our 2021 Plan, if a participant breaches any restrictive covenant agreement between the participant and us, or otherwise engages in activities that constitute cause (as defined in our 2021 Plan) either while employed by, or providing services to, us or within a specified period of time thereafter, all grants held by the participant will terminate, and we may rescind any exercise of an option or stock appreciation right and the vesting of any other grant and delivery of shares upon such exercise or vesting, as applicable on such terms as the committee will determine, including the right to require that in the event of any rescission:

•	the participant must return to us the shares received upon the exercise of any option or stock appreciation right or the vesting and payment of any other grants; or

•	if the participant no longer owns the shares, the participant must pay to us the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

Payment by the participant will be made in such manner and on such terms and conditions as may be required by the committee. We will be entitled to set off against the amount of any such payment any amounts that we otherwise owe to the participant. In addition, grants under our 2021 Plan are subject to any applicable share trading policies and other policies that our Board of Directors may implement from time to time.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management” and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since December 31, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Simon Strategic Equity Investment

In October 2019, Simon acquired an aggregate amount of 108,900,502 shares of our common stock in the following transactions.

•	We issued 15,686,274 shares of our common stock to Simon at $2.55 per share, for a total purchase price of $40.0 million, in connection with our acquisition of certain assets comprising Shop Premium Outlets from Simon.

•	We issued and sold 31,372,549 shares to Simon at $2.55 per share, for an aggregate amount of $80 million, in a private placement transaction.

•	Certain of our directors, executive officers, employees, former executives and stockholders (the “selling insiders”) entered into transactions with Simon pursuant to which such selling insiders sold to Simon an aggregate of 61,841,679 shares of our common stock, consisting of 60,616,211 previously issued and outstanding shares and 1,225,468 shares issued upon the exercise of vested options on the closing date, in exchange for an aggregate of $157.7 million, allocated on a pro rata basis at $2.55 per share pursuant to a secondary sale agreement among us, Simon, Kynetic and the selling insiders (the “Secondary Sale Transaction”).

The following table sets forth the number of shares of our common stock sold by our directors, executive officers and 5% or greater stockholders to Simon in the Secondary Sale Transaction.

Stockholder	Shares of Common Stock Sold
Kynetic, LLC	52,689,662
Mark McWeeny	1,947,390
Lisa Rhodes	538,014
Mark Weinberg	656,620
Jeff Branman	128,099
Edmond English	245,367

Simon Services Agreements and Trademark License

In October 2019, in connection with Simon’s strategic equity investment and our acquisition of Shop Premium Outlets, we entered into certain agreements with Simon, including a services agreement (the “Services Agreement”), a transition services agreement (the “TSA”), and a trademark license agreement (the “Trademark License Agreement”). Pursuant to the Services Agreement, each party agreed to provide certain services to the other, including promotional and customer outreach, data sharing, public relations, social media, marketing and other support services for an initial minimum term of three years with an additional term extending until the earlier of ten years or Simon no longer owning shares in the Company in excess of a specified threshold.

Pursuant to the TSA, Simon provided to us certain services, including website continuity and database migration, software access and information technology and human resources support services, as well as certain back-office and other services for varying durations, the last of which ended on December 31, 2020, at which point the TSA expired. Fees paid by the Company to Simon in connection with the Services Agreement and TSA were $0.9 million during each of 2019 and 2020.

Pursuant to the Trademark License Agreement, we license from Simon certain of Simon’s trademarks, including the “SPO” and “SHOP PREMIUM OUTLETS” word marks and the Simon SPO Combination Trademark, for an initial term of ten years with automatic five-year renewals. Simon may terminate our ability to use the Simon SPO Combination Trademark in certain circumstances, including if Simon’s ownership in our shares falls below the Simon Continuing Ownership Threshold. Additionally, Simon has the ability to terminate the Trademark License Agreement if certain merchandise sales thresholds are not met by a certain date, among other reasons. We are currently in compliance with such merchandise sales thresholds and anticipate to continue to remain in compliance with such thresholds. There were no fees paid by the Company to Simon in connection with the trademark license during each of 2019 and 2020.

Second Amended and Restated Stockholders’ Agreement

In connection with Simon’s strategic equity investment, we entered into a second amended and restated stockholders’ agreement (the “Stockholders Agreement”) containing registration rights, information rights, voting rights and preemptive rights, among other things, with certain holders of our common stock, including Kynetic and Simon. The Stockholders Agreement will terminate upon the completion of this offering, except for the registration rights granted thereunder, as more fully described in “Description of Capital Stock—Registration Rights.”

Pursuant to the terms of the Stockholders Agreement, certain holders of common stock party thereto have granted to the Chief Executive Officer of the Company a proxy to represent and vote shares of common stock owned by such holders with respect to certain matters upon which such shares of common stock are entitled to vote. This proxy will be automatically revoked upon the termination of the Stockholders Agreement according to its terms, including the consummation of this offering.

Promissory Notes with Mr. McWeeny

In May 2016, we entered into a promissory note (the “2016 Promissory Note”) with Mark McWeeny, our Chief Executive Officer, pursuant to which we loaned to Mr. McWeeny the principal amount of $1,480,609.92, with interest accruing at a rate of 1.42% per annum, in connection with the purchase by Mr. McWeeny of an aggregate of 4,626,906 shares of our restricted common stock pursuant to a Restricted Stock Purchase Agreement. In connection with entering into the 2016 Promissory Note, Mr. McWeeny granted us a security interest in the shares purchased as collateral for the note. On October 29, 2021, Mr. McWeeny’s loan obligations were extinguished in full.

In November 2020, we entered into a second promissory note with Mr. McWeeny, pursuant to which we loaned to Mr. McWeeny the principal amount of $1,425,000.00, with interest accruing at a rate of 0.39% per annum, in connection with the purchase by Mr. McWeeny of an aggregate of 1,500,000 shares of our restricted common stock pursuant to a Restricted Stock Purchase Agreement. In connection with entering the promissory note, Mr. McWeeny granted us a security interest in the shares purchased as collateral for the note. On October 29, 2021, Mr. McWeeny’s loan obligations were extinguished in full.

Aircraft Time Sharing Agreement

We have a time sharing arrangement in place with Kynetic, one of our greater than 5% stockholders, and an entity affiliated with Kynetic for the use of an aircraft leased by a subsidiary of such entity affiliated with Kynetic, pursuant to which we paid such subsidiary for the expenses incurred for each flight without any profit markup. We intend to terminate the aircraft time sharing agreement prior to the completion of this offering.

Revolving Loan Agreement

In July 2018, we entered into a revolving loan agreement and revolving loan note with Michael Rubin, pursuant to which Mr. Rubin committed to provide revolving loans to us in an aggregate amount up to $20,000,000, with interest accruing on revolving loans at a rate per annum equal to LIBOR in effect on the date of the revolving loan borrowing plus 6.00%. In October 2019, the revolving loan agreement, revolving loan note and corresponding loan documents were terminated, and the revolving loans outstanding thereunder, along with accrued interest, were paid off in full.

Transactions with Kynetic

Management Fee Agreement

In June 2011, we entered into a Management Agreement (the “Management Fee Agreement”) with Kynetic for ongoing consulting and advisory services. The Management Fee Agreement provided for a management fee of $2.5 million annually and for the reimbursement of expenses incurred with services provided. The Management Fee Agreement was amended in September 2015 and November 2015 to remove the annual management fee beginning 2014. In October 2019, and in connection with Simon’s equity investment, we entered into a termination agreement with Kynetic (the “Termination Agreement”), whereby both parties agreed to terminate the Management Fee Agreement and waived any existing rights and relieved the other party from any remaining obligations owed in connection with the Management Agreement. As of the date of the Termination Agreement, we owed Kynetic $1.8 million in management fees in connection with the Management Fee Agreement, all of which related to consulting and advisory services performed by Kynetic in prior years.

Cost Sharing

Certain costs for professional and other services (including outside legal and accounting services), and other costs incidental to operating our businesses were passed through Kynetic and allocated proportionally to us based on relative usage and coverage. Such pass-through arrangements were passed through to us without any profit markup for Kynetic, and these cost sharing arrangements were terminated in October 2019 in connection with the Shop Premium Outlets acquisition.

Insurance Agreements

We shared with Kynetic certain insurance policy coverage, including Property, General Liability, Auto Liability and Foreign Package (travel) policies. Such insurance arrangement was terminated in October 2019 in connection with the Shop Premium Outlets acquisition.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will also provide our Board of Directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with certain of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section “Executive Compensation—Indemnification Matters.”

Related Party Transaction Policy

We intend to adopt a written related party transaction policy to be effective upon the completion of this offering, that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship where we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest.

Certain transactions with related parties, however, will be excluded from the definition of a related party transaction including, but not limited to:

•	transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;

•	transactions where a related party’s interest derives solely from his or her service as a director of another entity that is a party to the transaction;

•	transactions where a related party’s interest derives solely from his or her ownership of less than 10% of the equity interest in another entity that is a party to the transaction; and

•	transactions where a related party’s interest derives solely from his or her ownership of a class of our equity securities and all holders of that class received the same benefit on a pro rata basis.

No member of the audit committee may participate in any review, consideration or approval of any related party transaction where such member or any of his or her immediate family members is the related party. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant by the audit committee, including, but not limited to:

•	the benefits and perceived benefits to us;

•	the materiality and character of the related party’s direct and indirect interest;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties under the same or similar circumstances.

In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 12, 2021, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all of our directors, director nominees and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 232,979,073 shares of our common stock outstanding as of November 12, 2021, after giving effect to a                  -for-                 reverse stock split effected on                 , 2021. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering. We have based our calculation of the percentage of beneficial ownership after this offering on      shares of our common stock outstanding immediately after the completion of the offering, and assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of November 12, 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Rue Gilt Groupe, Inc., 20 Channel Center Street, Boston, Massachusetts 02210.

	Beneficial Ownership Before the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% Stockholders:
Kynetic, LLC(1)	108,900,502	46.7%

Simon Property Group, L.P.(2)	108,900,502	46.7%
Directors, Director Nominees and Named Executive Officers:
Mark McWeeny(3)	6,093,657	2.6%
Lisa M. Rhodes(4)	1,411,986	*
Mark Weinberg(5)	1,973,380	*
Jeff Branman(6)	364,761	*
Edmond English(7)	614,663	*
Michael Rubin(1)	108,900,502	46.7%
David Simon	—	—
Carrie Tharp(8)	—	—
All directors, director nominees and executive officers as a group (8 persons)(9)	119,358,949	50.6%

*	Represents less than 1%

(1)	Consists of 108,900,502 shares of common stock held by Kynetic, LLC. Mr. Rubin is the managing member of Kynetic, LLC and possesses sole voting and dispositive power over the shares held by Kynetic, LLC. Mr. Rubin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Kynetic, LLC is 225 Washington Street, Conshohocken, Pennsylvania 19428.
(2)	Consists of 100,000,000 shares of common stock held by Simon Property Group, L.P., and 8,900,502 shares held by Simon Strategic Services III, LLC, a wholly owned subsidiary of Simon Property Group, L.P. The address for Simon Property Group, L.P. and Simon Strategic Services III, LLC is 225 West Washington Street, Indianapolis, Indiana 46204.
(3)	Consists of (i) 3,855,997 shares of common stock held by Mr. McWeeny, of which 1,125,000 shares are restricted stock subject to vesting, (ii) 1,237,660 shares of common stock underlying stock options held by Mr. McWeeny that are exercisable within 60 days, and (iii) 1,000,000 shares of common stock held by The KDM Irrevocable 2021 Trust, over which Mr. McWeeny’s spouse has shared voting and dispositive power as co-trustee.
(4)	Consists of (i) 741,324 shares of common stock held by Ms. Rhodes, and (ii) 670,662 shares of common stock underlying stock options held by Ms. Rhodes that are exercisable within 60 days.
(5)	Consists of (i) 1,283,214 shares of common stock held by Mr. Weinberg, of which 300,000 shares are restricted stock subject to vesting, (ii) 230,166 shares of common stock underlying stock options held by Mr. Weinberg that are exercisable within 60 days, and (iii) 460,000 shares of Common Stock held of record by the Mark R. Weinberg 2021 Irrevocable Trust, UAD November 5, 2021, over which Mr. Weinberg’s spouse has sole voting and dispositive power as trustee.
(6)	Consists of (i) 50,000 shares of common stock underlying stock options held by Mr. Branman that are exercisable within 60 days; (ii) 157,380 shares of common stock held of record by the Martin Jeffrey Branman Irrevocable Trust for Matthew Benjamin Branman dated December 12, 2012, over which Mr. Branman has sole voting and dispositive power as trustee; and (iii) 157,381 shares of common stock held of record by the Martin Jeffrey Branman Irrevocable Trust for Alexandra Simone Branman dated December 12, 2012, over which Mr. Branman has sole voting and dispositive power as trustee.
(7)	Consists of 614,633 shares of common stock underlying stock options held by Mr. English that are exercisable within 60 days.
(8)	Ms. Tharp was appointed to our board of directors in November 2021 to be effective upon the closing of this offering.
(9)	Consists of (i) 116,555,798 shares of common stock, of which 1,425,000 shares are restricted stock subject to vesting, and (ii) 2,803,151 shares of common stock underlying stock options that are exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our amended and restated bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.01 per share.

As of October 2, 2021, there were outstanding 233,632,399 shares of our common stock held of record by                  stockholders.

On             , 2021, we effected a         -for-         reverse stock split of our common stock.

Common Stock

Dividend Rights

The holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of legally available funds. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share.

The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of October 2, 2021, we had options to purchase 7,286,343 shares of our common stock outstanding under the 2011 Plan, with a weighted-average price per share of $0.68.

Registration Rights

Certain holders of our common stock, including Kynetic and Simon, are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Stockholders Agreement.

Demand Registration Rights

At any time beginning six months after the completion of this offering, the holders of at least 20% of these shares then outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 if we are eligible to file a registration statement on Form S-1 so long as the request covers at least that number of shares with an anticipated offering price of at least $20.0 million. We are obligated to effect only three such registrations. We are not required to comply with these demand registration obligations for a period of time not to exceed 120 days to the extent we have decided to proceed with a public offering of our securities and (a) in the good faith judgment of the managing underwriters effecting the demand registration rights would have a material adverse effect on such public offering and (b) all stockholders with such demand registration rights are given piggyback registration rights. Furthermore, if we determine that such registration would be materially detrimental to the Company because such filing would (x) require disclosure of material nonpublic information that, if disclosed, would be materially harmful to the Company and its stockholders or (y) materially adversely affect an existing or prospective material financing, acquisition, merger, disposition or other comparable transaction or negotiation involving the Company, we have the right to defer such registration, not more than once in any calendar year, for a period of up to 120 days.

Piggyback Registration Rights

If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately 220,993,694 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration described above, (2) a registration related solely to a company stock plan, (3) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (4) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (5) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder; or

•	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors is set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our Board of Directors will be classified. A classified board could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that stockholders will be able to take action by written consent. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called by a majority of our Board of Directors, the chairperson of our Board of Directors, our chief executive officer or our president and a majority of the outstanding common stock.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•	Issuance of Undesignated Preferred Stock. Our Board of Directors will have the authority, without further action by the holders of common stock, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock will enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (3) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (4) any claim or cause of action arising under or seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); and (5) any claim or cause of action against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act.

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, there is no assurance that a court in another jurisdiction would enforce the choice of forum provision contained in the amended and restated certificate of incorporation to be effective upon the completion of this offering. If a court were to find such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition. Additionally, our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, among other things, limit our directors’ liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. As authorized by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful redemption or repurchase of shares in violation of Delaware law; or

•	breach of the director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

The Delaware General Corporation Law provides that to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any generally indemnifiable action, suit, or proceeding, that such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit, or proceeding. For any acts or omissions occurring after December 31, 2020, the officers referenced in the immediately preceding sentence could be more limited as a matter of Delaware law.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. Subject to certain exceptions, these indemnification agreements, among other things, require us to indemnify such directors and officers to the fullest extent permitted by Delaware law for certain expenses and against certain liabilities, including, among other things, attorneys’ fees, judgments, fines and settlement amounts actually and reasonably paid or incurred by such director or officer in any action, suit, or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request. Subject to certain exceptions, these indemnification agreements will also require us to advance certain expenses (including attorneys’ fees and disbursements) actually and reasonably paid or incurred by such director and officer in advance of the final disposition of the action, suit or proceeding.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

Exchange Listing

We have applied to have our common stock listed on Nasdaq under the symbol “RGG.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Sales of Restricted Shares

Following this offering, we will have                  outstanding shares of our common stock, based on the number of shares outstanding as of October 2, 2021. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, can only be sold in compliance with Rule 144.

The remaining shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, substantially all of our securityholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock for the period of time described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning on the third trading day following the Early Expiration Threshold Date (as defined below), provided that the conditions described in “—Lock-Up Agreements and Market Standoff Provisions” are met;

•	beginning 180 days after the date of this prospectus, up to an aggregate of additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

In connection with this offering, we, each of our directors, executive officers, and securityholders, have agreed with the underwriters that (i) with respect to us, for a period of 180 days following the date of this prospectus and (ii) with respect to our directors, executive officers and securityholders, for a period that is the earlier of (a) 180 days following the date of this prospectus and (b) the third trading day following the Early Expiration Threshold Date, provided that the conditions described below are met, we and they will not, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc. and BofA Securities, Inc., offer, sell, contract to sell, pledge, hedge or otherwise dispose of any of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Citigroup Global Markets Inc. and BofA Securities, Inc. may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in these agreements which, in the case of our directors and executive officers, shall be with notice. See the section titled “Underwriting” for additional information.

Notwithstanding the foregoing, with respect to our directors, executive officers and securityholders, the lock-up agreements will automatically expire immediately prior to the commencement of trading on the third trading day following the date that the following conditions are met (the “Early Lock-Up Expiration Date”), with respect to a number of shares of our common stock equal to 25% of the aggregate number of shares of common stock owned by or issuable upon exercise of vested equity awards owned by each holder calculated as of the date of this prospectus: (1) at any time beginning on the latter of (a) the date we publish our first quarterly or annual financial results following the date of this prospectus or (b) 90th day after the date of this prospectus (the “Early Expiration Threshold Date”) and (2) the last reported closing price of the our common stock on Nasdaq is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date (which 15 trading day period may begin prior to the Early Expiration Threshold Date); provided, however, that if, at the time of such Early Lock-Up Expiration Date, we are in a blackout period or within five trading days prior to such blackout period, the date of the expiration of the lockup shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that we are no longer in a blackout period under our insider trading policy. In addition, if (i) the restrictions set forth in the lock-up agreements would end during any portion of the last blackout period regularly scheduled to begin prior to the date 180 days after the date of this prospectus, (ii) at least 135 days have elapsed since the date of this prospectus and (iii) we have publicly released results for the quarterly period during which this offering occurred, then the restrictions under the lock-up agreements shall end at least ten trading days prior to the regularly scheduled commencement of the blackout period.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of October 2, 2021; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days, before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is done under Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of                  shares of our common stock will be entitled to rights with respect to the registration of the sale of common stock under the Securities Act. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or reserved for issuance under our 2011 Plan and our 2021 Plan. Shares covered by such registration statements will be eligible for sale in the public market, subject to Rule 144 limitations and vesting restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership or pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. Treasury Regulation.

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, each as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or different interpretation could alter the tax considerations to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the IRS will not challenge one or more of the tax considerations described in this prospectus. This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, or the alternative minimum tax, or any other U.S. non-income taxes, such as estate or gift taxes, or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, government organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, tax-qualified retirement plans and “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment and certain U.S. expatriates and former citizens or long-term residents of the U.S.). If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL NON-INCOME, STATE, LOCAL, OR NON-U.S. TAX LAWS AND TAX TREATIES.

Dividends

We have no present intention to make distributions on our common stock. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any amount distributed in excess of basis will be treated as capital gain and will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.” Any distributions will also be subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E or other appropriate form (or any successor or substitute form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., are generally not subject to U.S. withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI (or any successor form) properly certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

See the section below titled “—Foreign Account Tax Compliance Act” for additional withholding rules that may apply to dividends paid to foreign financial institutions or non-financial foreign entities.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other conditions are met (in which case the net gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses of such non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the U.S.); or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the U.S., then the gain generally will be subject to U.S. federal income tax at the same rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the U.S. through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S.

offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and impose backup withholding on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (“FATCA”), withholding tax of 30% applies to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Under applicable Treasury Regulations and IRS guidance, this withholding currently applies to payments of dividends, if any, on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock. An intergovernmental agreement between the U.S. and a foreign country may modify the requirements described in this paragraph.

While, beginning on January 1, 2019, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Citigroup Global Markets Inc., and BofA Securities, Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
BofA Securities, Inc.
Wells Fargo Securities, LLC
Cowen and Company, LLC
Piper Sandler & Co.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares at the public offering price less the underwriting discounts and commissions. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our directors, executive officers and securityholders have agreed that (i) with respect to us, for a period of 180 days from the date of this prospectus and (ii) with respect to our directors, executive officers and securityholders, for a period that is the earlier of (a) 180 days following the date of this prospectus and (b) the third trading day following the Early Expiration Threshold Date (as defined below, the “Lock-up Period”), provided that the conditions described below are met, we and they will not, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc. and BofA Securities, Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock (the “Lock-up Restrictions”). Citigroup Global Markets Inc. and BofA Securities, Inc., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of our directors and executive officers, shall be with notice.

Notwithstanding the foregoing, with respect to our directors, executive officers and securityholders, the lock-up agreements will automatically expire immediately prior to the commencement of trading on the third trading day following the date that the following conditions are met (the “Early Lock-Up Expiration Date”), with respect to a number of shares of our common stock equal to 25% of the aggregate number of shares of common stock owned by or issuable upon exercise of vested equity awards owned by each holder calculated as of the date of this prospectus: (1) at any time beginning on the latter of (a) the date we publish our first quarterly or annual financial results following the date of this prospectus or (b) 90th day after the date of this prospectus (the “Early Expiration Threshold Date”) and (2) the last reported closing price of the our common stock on Nasdaq is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date (which 15 trading day period may begin prior to the Early Expiration Threshold Date); provided, however, that if, at the time of such Early Lock-Up Expiration Date, we are in a blackout period or within five trading days prior to such blackout period, the date of the expiration of the lockup shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that we are no longer in a blackout period under our insider trading policy. In addition, if (i) the restrictions set forth in the lock-up agreements would end during any portion of the last blackout period regularly scheduled to begin prior to the date 180 days after the date of this prospectus, (ii) at least 135 days have elapsed since the date of this prospectus and (iii) we have publicly released results for the quarterly period during which this offering occurred, then the restrictions under the lock-up agreements shall end at least ten trading days prior to the regularly scheduled commencement of the blackout period.

Notwithstanding the Lock-up Period, holders subject to the Lock-up Restrictions may (a) transfer or otherwise dispose of the holder’s common stock shares: (i) as a bona fide gift or gifts, including, without limitation, to a charitable organization or education institution, or for bona fide estate planning purposes; (ii) by will, other testamentary document or intestacy; (iii) to any member of the holder’s immediate family or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, or if the holder is a trust, to a trustor, trustee (including co-trustee) or beneficiary of the trust or to the estate of a beneficiary of such trust; (iv) to a corporation, partnership, limited liability company or other entity of which the holder and the immediate family of the holder are the legal and beneficial owner of all the outstanding equity securities or similar interests; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; (vi) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the holder or affiliates of the holder (including, for the avoidance of doubt, where the holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition to direct or indirect members, stockholders, general and limited partners, managers, employees or equity holders of the holder or its affiliates; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; (viii) to us from an employee, independent contractor or other service provider of ours upon death, disability or termination of employment or cessation of services, in each case, of such employee, independent contractor or service provider, pursuant to any contractual arrangement that provides us with an option to repurchase such shares of common stock in connection with the death, disability or termination of the holder’s employment with us; (ix) as part of a sale of the holder’s common stock shares acquired in (A) this transaction or (B) open market transactions after the closing date for this transaction; (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, restricted stock awards, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, restricted stock awards, options, warrants or rights, provided that any such common stock shares received upon such exercise, vesting or settlement shall be subject to the terms of the Lock-up Restrictions, and provided further that any such restricted stock units, restricted stock awards, options, warrants or rights are held by the holder pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus; or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of us; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the holder’s common stock shares shall remain subject to the provisions of the Lock-up Restrictions; provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to Citigroup Global Markets Inc. and BofA Securities, Inc. a lock-up letter, (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (ix), no filing by any party (donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution and (C) in the case of any transfer or distribution pursuant to clause (a)(vii), (viii) and (x), it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be legally required during the Lock-up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (b) exercise outstanding options or other equity awards on a cash basis or exercise warrants pursuant to plans described in this prospectus; provided that any shares of commons stock received upon such exercise, vesting or settlement shall be subject to the terms of the Lock-up Restrictions, provided further that no filing by any party under the Exchange Act or other public announcement shall be voluntarily made; (c) establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock shares; provided that (1) such plans do not provide for the transfer of common stock shares during the Lock-up Period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan; provided further that the foregoing clauses (1) and (2) shall not apply to any common stock shares released pursuant to the Early Lock-Up Expiration Date; and (d) sell the shares of common stock to be sold by the holder pursuant to the terms of the Underwriting Agreement.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on Nasdaq under the symbol “RGG.”

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Rue Gilt Groupe, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $                . We have agreed to reimburse the underwriters for certain legal fees and expenses, including expenses related to the clearing of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”), in an amount not to exceed $                 in the aggregate.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Solely for the purposes of its obligations pursuant to section 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products; and MAS notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the Company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. The underwriters have been represented by Cooley LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Rue Gilt Groupe, Inc. as of January 2, 2021 and December 28, 2019, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. You can read these reports, proxy statements and other information at the SEC’s website at www.sec.gov. We also maintain a website at www.ruegiltgroupe.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock.

RUE GILT GROUPE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share and per share data)

	January 2, 2021	October 2, 2021
Assets
Current assets:
Cash	$13,048	$653
Inventories, net	87,084	110,790
Accounts receivable, net	9,464	12,982
Prepaid expenses and other current assets	11,905	17,202

Total current assets	121,501	141,627
Property and equipment, net	12,703	12,648
Goodwill	34,000	34,000
Intangible assets, net	35,650	35,365
Deferred offering costs	—	5,027
Other long-term assets	1,193	998

Total assets	$205,047	$229,665

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$48,946	$41,579
Accrued expenses and other current liabilities	31,776	40,362
Deferred revenue	14,366	16,910

Total current liabilities	95,088	98,851
Deferred income tax liabilities, net	2,719	2,909
Credit facility	—	30,225
Other long-term liabilities	5,414	4,599

Total liabilities	103,221	136,584

Commitments and contingencies (Note 12) Stockholders’ equity:

Common stock, $0.001 par value; 265,000,000 shares authorized as of January 2, 2021 and October 2, 2021; 238,298,780 and 233,632,399 shares issued and outstanding as of January 2, 2021 and October 2, 2021, respectively	238	233
Additional paid-in capital	293,099	296,963
Accumulated deficit	(191,511)	(204,115)

Total stockholders’ equity	101,826	93,081

Total liabilities and stockholders’ equity	$205,047	$229,665

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RUE GILT GROUPE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(Unaudited)

(in thousands, except share and per share data)

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Net revenue	$385,930	$516,472
Cost of revenue	261,998	342,096

Gross profit	123,932	174,376
Operating expenses:
Marketing	20,538	39,441
Selling and distribution	53,840	73,466
General and administrative	58,479	65,332
Depreciation and amortization	6,955	7,084
Loss on disposal of property and equipment	3,251	349

Total operating expenses	143,063	185,672

Loss from operations	(19,131)	(11,296)
Interest expense, net	(802)	(1,119)

Loss before income taxes	(19,933)	(12,415)
Income tax expense	189	189

Net loss and comprehensive loss	$(20,122)	$(12,604)

Net loss per share:
Basic	$(0.09)	$(0.06)
Diluted	$(0.09)	$(0.06)
Weighted-average common shares outstanding:
Basic	223,000,554	226,373,839
Diluted	223,000,554	226,373,839

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RUE GILT GROUPE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances as of December 28, 2019	235,230,152	$235	$292,026	$(175,198)	$117,063
Issuance of common stock	1,568,628	2	581	—	583
Stock-based compensation expense	—	—	170	—	170
Net loss	—	—	—	(20,122)	(20,122)

Balances as of September 26, 2020	236,798,780	$237	$292,777	$(195,320)	$97,694

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances as of January 2, 2021	238,298,780	$238	$293,099	$(191,511)	$101,826
Proceeds from shareholder loans	—	—	1,821	—	1,821
Issuance of restricted stock	300,000	—	—	—	—
Repurchase of restricted stock under shareholder loans (Note 10)	(5,286,142)	(5)	5	—	—
Issuance of common stock upon exercise of stock options	319,761	—	267	—	267
Stock-based compensation expense	—	—	1,771	—	1,771
Net loss	—	—	—	(12,604)	(12,604)

Balances as of October 2, 2021	233,632,399	$233	$296,963	$(204,115)	$93,081

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RUE GILT GROUPE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands, except share and per share data)

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Cash flows from operating activities:
Net loss	$(20,122)	$(12,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,955	7,084
Provision for bad debt expense	206	768
Amortization of compensation cost in connection with the acquisition of Indi.com, Inc.	—	375
Loss on disposal of property and equipment	3,251	349
Stock-based compensation expense	753	1,771
Amortization of debt issuance costs	195	152
Changes in operating assets and liabilities:
Inventories	29,861	(23,706)
Accounts receivable	(4,928)	(4,286)
Prepaid expenses and other current assets	(4,988)	(5,629)
Accounts payable	(13,594)	(8,377)
Accrued expenses and other current liabilities	(10,574)	5,852
Deferred revenue	93	2,544

Net cash used in operating activities	(12,892)	(35,707)

Cash flows from investing activities:
Cash paid in connection with the acquisition of Indi.com, Inc. (Note 11)	(1,400)	—
Purchases of property and equipment	(4,903)	(6,191)

Net cash used in investing activities	(6,303)	(6,191)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options	—	267
Proceeds from shareholder loans	—	1,821
Payments under capital lease obligations	(38)	(79)
Proceeds from borrowings on credit facility	25,043	36,875
Payments on borrowings on credit facility	(25,043)	(6,650)
Payments of initial public offering costs	—	(2,731)

Net cash (used in) provided by financing activities	(38)	29,503

Net decrease in cash	(19,233)	(12,395)
Cash at beginning of period	23,148	13,048

Cash at end of period	$3,915	$653

Supplemental cash flow information:
Cash paid for interest	$253	$548
Income taxes paid	$261	$87
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other current liabilities	$1,516	$823
Deferred offering costs included in accounts payable and accrued expenses	$—	$2,296

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of the Business

Rue Gilt Groupe, Inc., together with its consolidated subsidiaries (the “Company” or “Rue Gilt Groupe”) is a premium and luxury off-price eCommerce company that derives its revenue primarily through the sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more to customers through its websites. The Company offers these goods and services exclusively to its members who register on the Company’s websites. The Company also earns commissions based on a percentage of net revenue of merchandise on the Shop Premium Outlets marketplace, www.shoppremiumoutlets.com. The Company has determined it operates in two distinct operating and reportable segments, Rue+Gilt and Shop Premium Outlets.

The Company was incorporated in the state of Delaware on October 31, 2007 as Retail Convergence, Inc. and changed its name to RueLaLa, Inc. on September 27, 2010. RueLaLa, Inc. changed its name to Rue Gilt Groupe, Inc. on June 4, 2021. The Company is headquartered in Boston, Massachusetts and also has an office in New York, New York. The Company performs all its fulfillment from a facility in Shepherdsville, Kentucky.

Impact of the COVID-19 pandemic

On March 11, 2020, a novel strain of coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization. In response to the COVID-19 pandemic, federal, state and local governments put in place travel restrictions, quarantines, “shelter-in-place” orders, and various other restrictive measures in an attempt to control the spread of the disease. As a result of social distancing and stay-at-home orders, the Company experienced a decline in its net revenue and profitability during the first and second fiscal quarters of 2020, particularly for product categories focused on social occasions.

In April 2020, the Company implemented a series of actions to mitigate the impact of COVID-19 on the business and established a taskforce to monitor and address the impact of the COVID-19 pandemic on the Company’s business. The Company temporarily closed certain corporate and administrative offices, including its corporate headquarters in Boston, and shifted these employees to a remote work environment. The Company’s fulfillment facility has remained operational throughout the pandemic with limited supplier interruptions. The Company has also increased the frequency and intensity of cleaning of its properties and implemented social distancing measures. The Company also implemented a cost reduction plan to reduce operating expenses and to better align its workforce with the needs of the organization and separated approximately 100 employees in light of the COVID-19 pandemic. During the nine-month period ended September 26, 2020, the Company incurred the following restructuring charges under this cost reduction plan, which are included in the interim condensed consolidated statements of operations and comprehensive loss.

	Rue+Gilt segment	Shop Premium Outlets segment	Consolidated Rue Gilt Groupe, Inc.
Restructuring charges - Marketing	$179	$17	$196
Restructuring charges - Selling and distribution	99	26	125
Restructuring charges - General and administrative	1,114	354	1,468
Severance payments	(1,392)	(397)	(1,789)

Balances as of September 26, 2020	$—	$—	$—

There were no restructuring charges incurred in the nine-month period ended October 2, 2021.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic. The CAA extended many of the provisions enacted by the CARES Act, the extension of which likewise did not have a material impact on the Company’s interim condensed consolidated financial statements for the nine-month periods ended September 26, 2020 and October 2, 2021.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact Rue Gilt Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to its operations. The Company will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

2. Summary of Significant Accounting Policies

Basis of Presentation and Fiscal Quarters

The accompanying interim condensed consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company’s functional and reporting currency is the U.S. dollar. The Company’s interim condensed consolidated financial statements include the accounts of Rue Gilt Groupe, Inc. and all of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated from the Company’s interim condensed consolidated financial statements.

The Company’s fiscal quarter ends are the closest Saturday to March 31, June 30, September 30 and December 31, respectively.

Unaudited Interim Condensed Financial Information

The unaudited interim condensed consolidated balance sheet as of October 2, 2021, the interim condensed consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the nine-month periods ended September 26, 2020 and October 2, 2021 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal years ended December 28, 2019 and January 2, 2021. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the Company’s unaudited interim condensed consolidated balance sheet as of October 2, 2021, the interim condensed consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the nine-month periods ended September 26, 2020 and October 2, 2021 have been made. The Company’s results of operations for the nine-month periods ended September 26, 2020 and October 2, 2021 are not necessarily indicative of the results of operations that may be expected for any fiscal year.

Use of Estimates

The preparation of the Company’s interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates, including estimates related to assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

differ from those estimates. Significant estimates relied upon in preparing these interim condensed consolidated financial statements include, but are not limited to, valuation of acquired assets, sales returns reserve, impairment assessment of goodwill, intangible assets and other long-lived assets, income taxes and stock-based compensation.

The Company has considered the potential impacts of the COVID-19 pandemic when developing its estimates and will continue to evaluate the extent of the impact on the Company’s business and interim condensed consolidated financial statements. The Company’s accounting estimates and assumptions may change over time in response to the COVID-19 pandemic and the change could be material in future periods.

Seasonality

Although the Company generally has demand for its products throughout the year, its business is affected by the pattern of seasonality similar to other retail businesses, which causes the Company’s quarterly results and cash flows to fluctuate during the year. Historically, the Company has recognized a significant portion of its net revenue and operating profit or loss in the fourth quarter of each fiscal year as a result of increased sales during the holiday season, followed by decreased activity in the first quarter of the following fiscal year.

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, that performance obligation is satisfied.

The Company derives its revenue primarily through the sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more to customers through its websites, www.ruelala.com and www.gilt.com, and eCommerce marketplace, www.shoppremiumoutlets.com, and associated mobile applications. The Company also derives its revenue from sales through third-party marketplaces and shipping membership programs on Rue+Gilt allowing buyers free shipping over a 12-month duration. A contract is created with customers at the time an order is placed on one of the Company’s websites, which creates a single performance obligation to deliver the product to the customer. The Company determines the transaction price of the goods sold as being the purchase price paid by the consumer and has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Therefore, shipping and handling costs billed to customers are recorded in net revenue, and the related costs in selling and distribution expenses. Net revenue is reduced for provisions for expected returns and promotional discounts and excludes sales tax. The Company’s revenue from product sales is recognized at the point in time in which control, ownership, and risks and rewards transfer to the customer, which is typically on the date of shipment, when the performance obligation is satisfied.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Company evaluates each type of transaction to determine whether it should be recorded based upon the gross amount of product sales and related costs of goods sold or the net amount earned as commissions from the product. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all these indicators, revenue is recorded on a gross basis. If the Company is not primarily obligated in a transaction and amounts earned are based on a percentage of net revenue of merchandise, revenue is recorded on a net basis as the commission is earned.

The Company typically invoices its customers at the date of purchase. Typical payment terms provide that customers pay at the time of purchase. The Company’s products are generally sold with rights of return, discounts or sales promotions, all of which are accounted for as variable consideration when determining the amount of revenue to recognize. Accordingly, net revenue reflects an adjustment for estimated future returns based primarily on historical experience.

The sales returns reserve during the nine-month periods ended September 26, 2020 and October 2, 2021 was as follows (in thousands):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Beginning balance	$16,827	$10,939
Returns	(91,790)	(118,430)
Provisions	82,882	121,764

Ending balance	$7,919	$14,273

The Company may also issue merchandise credit in lieu of cash refunds or exchanges and sell gift cards without expiration dates to its customers. Merchandise credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue and recognized as revenue when the merchandise credit or gift cards are redeemed or, upon inclusion in the Company’s breakage estimates. Cash received in advance for discounted shipping programs are recorded as deferred revenue and recognized ratably over the membership period. Generally, the discounted shipping programs entitle the purchaser to free or discounted shipping charges for a defined period for an upfront fee. Deferred revenue as of January 2, 2021 and October 2, 2021 was $14.4 million and $16.9 million, respectively. The Company recognized $0.3 million and $0.1 million in net revenue on breakage from merchandise credits and gift cards during the nine-month periods ended September 26, 2020 and October 2, 2021, respectively, all of which related to performance obligations performed in prior periods.

The Company disaggregates net revenue by segment (see Note 14).

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs that reflect the Company’s own assumptions incorporated into valuation techniques. These valuations require significant judgment.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate and changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach. There were no transfers between fair value measurement levels during the nine-month periods ended September 26, 2020 and October 2, 2021.

Debt Issuance Costs

The Company defers costs incurred in conjunction with acquiring third-party financing under its revolving credit facility. The Company amortizes debt issuance costs over the term of the related long-term debt instruments using the straight-line method. Debt issuance costs related to long-term debt are recorded within other long-term assets on the interim condensed consolidated balance sheets. The Company did not incur debt issuance costs during the nine-month period ended September 26, 2020. During the nine-month period ended October 2, 2021 the Company recorded $0.2 million in debt issuance costs related to the modification of its Credit Facility (see Note 7) in June 2021.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction to additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the interim condensed consolidated statement of operations and comprehensive loss. As of October 2, 2021, the Company recorded $5.0 million of deferred offering costs related to its planned IPO of common stock. There were no deferred offering costs recorded as of January 2, 2021.

Accounting Policies

Refer to the Company’s audited consolidated financial statements for the fiscal years ended December 28, 2019 and January 2, 2021 for a discussion of the Company’s accounting policies, as updated below.

Recently Issued Accounting Pronouncements

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. In June 2020, the FASB issued additional guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years.

For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2021 and to interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. This guidance is effective for all entities upon issuance on March 12, 2020 and may be applied through December 31, 2022. The expedients and exceptions in this guidance are optional, and the Company is evaluating the potential future financial statement impact of any such expedient or exception that it may elect to apply as the Company evaluates the effects of adopting this guidance on its consolidated financial statements.

3. Fair Value Measurements

Fair Value of Financial Instruments

The Company considers the carrying amounts of cash, accounts receivable, accounts payable, prepaid expenses and other current assets and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these investments.

Revolving Credit Facility

The Company estimates the fair value of its revolving credit facility for disclosure purposes. The fair value of the revolving credit facility is determined using inputs based on observable market data of a non-public exchange, which are classified as Level 2 inputs. There were no amounts drawn on the Company’s revolving credit facility as of January 2, 2021. As of October 2, 2021, borrowings on the Company’s revolving credit facility were $30.2 million.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company’s non-financial assets, such as goodwill, intangible assets and property and equipment are measured at fair value upon acquisition or remeasured to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 2 and Level 3 inputs.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	January 2, 2021	October 2, 2021
Prepaid merchandise inventory	$6,855	$6,874
Marketing expenses	2,100	2,292
Maintenance support	1,519	1,976
Insurance	210	562
Prepaid taxes	2	2,469
Other	1,219	3,029

	$11,905	$17,202

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 2, 2021	October 2, 2021
Website and internal-use software	$37,040	$41,332
Computer hardware and purchased software	17,178	18,908
Furniture, fixtures and leasehold improvements	16,228	16,967
Equipment under capital lease	2,472	2,472

	72,918	79,679
Less: accumulated depreciation	(60,215)	(67,031)

	$12,703	$12,648

The Company enters into capital lease agreements for certain equipment used in its warehouses, as well as furniture used in its corporate offices. For the nine-month periods ended September 26, 2020 and October 2, 2021, amortization of equipment under capital lease obligations was $0.3 million and $0.4 million, respectively. Total depreciation and amortization expense related to property and equipment, excluding amortization related to capital lease obligations, was $6.4 million for each of the nine-month periods ended September 26, 2020 and October 2, 2021, which was recorded within depreciation and amortization on the interim condensed consolidated statements of operations and comprehensive loss.

During the nine-month period ended September 26, 2020, the Company made a determination to change its existing Shop Premium Outlets software platform, and as a result, recorded a $3.3 million loss on disposal of property and equipment within the Shop Premium Outlets segment on the interim condensed consolidated statements of operations and comprehensive loss associated with certain property and equipment which could no longer be utilized. During the nine-month period ended October 2, 2021, the Company made a determination to

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

abandon a project related to the Company’s warehouse fulfillment operations, and as a result, recorded a $0.3 million loss on disposal of property and equipment within the Rue+Gilt segment on the interim condensed consolidated statement of operations and comprehensive loss. No impairment losses were recognized on long-lived assets during the nine-month periods ended September 26, 2020 and October 2, 2021.

6. Goodwill and Intangible Assets, Net

Goodwill

As of January 2, 2021 and October 2, 2021 the Company had $34.0 million of goodwill. During the nine-month periods ended September 26, 2020 and October 2, 2021, the Company did not recognize any goodwill impairment charges.

Intangible Assets, net

Intangible assets, net, consisted of the following as of January 2, 2021 and October 2, 2021 (in thousands):

	January 2, 2021
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Indefinite-lived:
Trade names	$61,891	$—	$(27,191)	$34,700
Finite-lived:
Member relationships	6,378	(6,378)	—	—
Supplier relationships	10,745	(10,745)	—	—
Customer relationships	1,900	(950)	—	950

	$80,914	$(18,073)	$(27,191)	$35,650

	October 2, 2021
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Indefinite-lived:
Trade names	$61,891	$—	$(27,191)	$34,700
Finite-lived:
Member relationships	6,378	(6,378)	—	—
Supplier relationships	10,745	(10,745)	—	—
Customer relationships	1,900	(1,235)	—	665

	$80,914	$(18,358)	$(27,191)	$35,365

The Company’s member and supplier relationships finite-lived intangible assets were fully amortized prior to the beginning of the fiscal year ended January 2, 2021. The Company’s finite-lived intangible asset for customer relationships has an estimated useful life of 5 years. Amortization expense is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive loss. The Company recorded $0.3 million of amortization expense related to intangible assets during each of the nine-month periods ended September 26, 2020 and October 2, 2021. During the nine-month periods ended September 26, 2020 and October 2, 2021, the Company did not recognize any indefinite-lived intangible asset impairment charges.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

7. Debt

Credit Facility

On June 24, 2013, the Company entered into an asset-based revolving credit facility (as amended on February 21, 2019, September 27, 2019 and December 10, 2019) with Wells Fargo Bank, National Association (“Wells Fargo”), which allowed for committed loans and letters of credit (collectively, the “Credit Facility”). The aggregate commitment amount (the “Committed Amount”) was $65.0 million, which is comprised of “Tranche A” loans in the amount of $60.5 million and “Tranche A 1” loans in the amount of $4.5 million, which could be increased to $7.0 million during the “seasonal increase period, which is the period commencing on the later of May 1 of the fiscal year and a date prior to November 30 of such fiscal year and ending on the earlier of 120 consecutive days from the commencement date and November 30 of such fiscal year.

On June 11, 2021, the Company entered into an amendment to the Credit Facility with Wells Fargo. The amendment extended the maturity date of the Credit Facility by three years to June 11, 2024 and established a LIBOR floor of 0.50% for borrowing and established an early termination premium of 0.25% should either party terminate the arrangement within eighteen months of June 11, 2021. There was no change to the borrowing capacity under the Credit Facility in connection with the amendment. The Company treated the amendment as a modification of the existing arrangement and recorded an aggregate $0.2 million of debt issuance costs in connection with the modification, which were recorded within other long-term assets on the interim condensed consolidated balance sheets.

As of January 2, 2021, there were no outstanding borrowings under the Credit Facility. As of October 2, 2021, the outstanding borrowings under the Credit Facility were $29.3 million and accrued interest was $0.9 million. In response to the COVID-19 pandemic (see Note 1), during the nine-month period ended September 26, 2020, the Company drew and repaid $25.0 million from the Credit Facility. During the nine-month period ended October 2, 2021, the Company drew $36.9 million from the Credit Facility to fund operational needs and repaid $6.7 million. As of January 2, 2021 and October 2, 2021, the Company had $12.3 million of standby letters of credit outstanding under the Credit Facility. As of January 2, 2021 and October 2, 2021, available borrowings under the Credit Facility, after consideration of the borrowing base and minimum availability covenant were $24.1 million and $14.4 million, respectively.

The Company is required to meet certain financial covenants, including maintaining specific liquidity measurements. There are also negative covenants, including certain restrictions on the Company’s ability to incur additional indebtedness, create liens, make investments, consolidate or merge with other entities, enter into transactions with affiliates and make prepayments.

The Company recorded interest expense, net as follows (in thousands):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Cash interest expense	$610	$933
Amortization of debt issuance costs	195	152
Other interest (income) expense, net	(3)	34

Total interest expense, net	$802	$1,119

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 2, 2021	October 2, 2021
Sales returns reserve (see Note 2)	$10,939	$14,273
Employee compensation and related taxes	6,908	8,807
Fulfillment, freight, and customer services	3,585	4,514
Sales taxes due	3,054	3,011
Deferred rent (see Note 12)	835	819
Accrued professional services	621	3,438
Other accrued expenses and other current liabilities	5,834	5,500

	$31,776	$40,362

9. Common Stock

As of January 2, 2021 and October 2, 2021, the Company’s amended and restated certificate of incorporation authorized the Company to issue 265,000,000 shares of $0.001 par value common stock. Each share of common stock entitles the holder to one vote for each share of common stock held.

Common stockholders are entitled to receive dividends, as declared by the Board of Directors. During the nine-month periods ended September 26, 2020 and October 2, 2021, no dividends were declared or paid.

On September 2, 2020, in connection with the Company’s acquisition of Indi.com, Inc. (“Indi.com”) (see Note 11), 1,568,628 shares of common stock were issued to Indi.com.

On January 25, 2021, holders of shareholder loans surrendered 5,286,142 shares to settle outstanding shareholder loans (see Note 10). During the nine-month period ended October 2, 2021, 300,000 shares of restricted stock were issued to an executive and 319,761 shares of common stock were issued upon the exercise of stock options.

For accounting purposes, common stock issued and outstanding excludes restricted stock issued in exchange for shareholder loans, which are treated as substantive grants of equity options, and unvested restricted stock (see Note 10). As of January 2, 2021 and October 2, 2021, 224,552,350 and 226,778,600 shares of common stock were issued and outstanding for accounting purposes, respectively.

10. Stock-based Compensation

In October 2011, the Company adopted the 2011 Equity Compensation Plan (the “Equity Compensation Plan”), further amended and restated in August 2015, under which the Company grants (i) stock options and (ii) restricted stock. Stock options may be granted to employees of the Company and its subsidiaries, certain consultants and advisors to the Company, and non-employee members of the Board of Directors. Options have a maximum term of 10 years. Options granted to employees vest under time-based vesting either (i) 25% on the first anniversary of grant and then quarterly thereafter over a total of 4 years, or (ii) 25% on a yearly basis. Under the Equity Compensation Plan, 36,000,000 shares of common stock are reserved for issuance.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Stock Options

A summary of stock option activity under the Equity Compensation Plan was as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 28, 2019	6,963,421	$0.62	6.32	$217
Granted	355,627	0.95
Forfeited and expired	(445,001)	0.88

Outstanding as of January 2, 2021	6,874,047	$0.62	5.57	$13,270
Granted	1,285,000	1.20
Exercised	(319,761)	0.84
Forfeited and expired	(552,943)	1.01

Outstanding as of October 2, 2021	7,286,343	$0.68	5.75	$26,717

Exercisable as of October 2, 2021	5,072,279	$0.57	4.58	$19,164

Vested and expected to vest as of October 2, 2021	6,912,959	$0.66	5.57	$25,504

Stock compensation expense related to options granted under the Equity Compensation Plan was $0.2 million, and $0.4 million for the nine-month periods ended September 26, 2020 and October 2, 2021, respectively, which was recorded within general and administrative expense on the interim condensed consolidated statements of operations and comprehensive loss.

Total unrecognized compensation costs related to unvested stock option awards was $1.4 million and $2.3 million as of January 2, 2021 and October 2, 2021. This cost is expected to be recognized over a weighted-average period of 2.49 years and 2.15 years, respectively.

Restricted Stock

On December 28, 2011, the Company issued 18,000,000 shares of restricted stock under the Equity Compensation Plan to two former executives who were executive officers at that time (the “former executives”). The vesting of the restricted stock was on a time-based vesting over a four-year period with 25% of the restricted stock vesting on the one-year anniversary of the date of grant and the remainder vesting in 12 equal quarterly increments following the first vest date.

On May 17, 2016, as part of the restricted stock issuance for 4,626,906 shares to an executive, the Company loaned $1.5 million in the form of a recourse note to the executive to purchase the restricted stock at a price of $0.32 per share. The shareholder loan is due on May 17, 2025, along with all interest that has accrued at a rate of 1.42% per annum, compounded semiannually, on the outstanding balance of the loan. On October 16, 2019, the executive sold a total of 1,225,813 restricted shares and used part of the proceeds to pay down $0.5 million of his loan obligations.

On November 18, 2020, as part of the restricted stock issuance for 1,500,000 shares to an executive, the Company loaned $1.4 million in the form of a recourse note to the executive to purchase the restricted stock at a price of $0.95 per share. The shareholder loan is due on November 18, 2029, along with all interest that has accrued at a rate of 0.39% per annum, compounded semiannually, on the outstanding balance of the loan.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The restricted stock acquired with all shareholder loans serves as collateral for the loan. If the employee fails to pay the full amount of the loan, including accrued interest and the fair value of the restricted stock does not cover the full amount due, the employee is personally liable for 25% of the remaining amount outstanding under the shareholder loan. Any cash consideration received for the restricted stock must be first used to pay off the full amount of the loan and accrued interest.

On January 25, 2021, the Company entered into settlement agreements with the holders of the December 28, 2011 shareholder loans that matured on December 28, 2020. In connection with the settlement agreements, the holders of the shareholder loans surrendered 5,286,142 shares, along with cash of $1.8 million to settle the $7.0 million outstanding balance on the shareholder loans. The settlement was accounted for as a partial cancellation of fully vested stock options in exchange for no consideration. The cash payment represents the exercise of a stock option and resulted in the issuance of an aggregate 1,916,489 shares of the Company’s common stock to the holders of the shareholder loans.

A summary of restricted stock activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of December 28, 2019	757,114	$0.16
Granted	1,500,000	1.80
Vested	(757,114)	0.16

Unvested as of January 2, 2021	1,500,000	1.80
Granted	300,000	2.55

Unvested as of October 2, 2021	1,800,000	$1.93

Total stock-based compensation expense related to restricted stock was less than $0.1 million and $0.6 million for the nine-month periods ended September 26, 2020 and October 2, 2021, respectively, which was recorded in general and administrative expenses in the interim condensed consolidated statements of operations and comprehensive loss.

The aggregate intrinsic value of restricted stock is calculated as the positive difference between the prices paid, if any, of the restricted stock award and the fair value of the Company’s common stock. The aggregate intrinsic value of restricted stock awards was $2.4 million, and $2.9 million for the fiscal year ended January 2, 2021 and the nine-month period ended October 2, 2021, respectively.

Total unrecognized compensation costs related to unvested restricted stock awards was $2.8 million and $2.8 million as of January 2, 2021 and October 2, 2021, respectively. This cost is expected to be recognized over a weighted average period of 3.80 years and 3.20 years, respectively.

Shop Premium Outlets Phantom Equity Plan

On January 12, 2021, the Company’s Board of Directors approved the Shop Premium Outlets Phantom Equity Plan (“Phantom Equity Plan”), an incentive compensation plan granted in the form of units, which represent the right to a payment, from an incentive pool that is payable to certain employees of Shop Premium Outlets and the Company upon the achievement of two performance conditions. The first performance condition is satisfied upon the occurrence of one of the following events for Shop Premium Outlets or the Company: (i) a defined change of

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

control, (ii) an initial public offering or (iii) a partial sale representing a change in more than 25% of the voting power. The second performance condition is satisfied upon the achievement of a minimum EBITDA threshold, which is defined as 80% of the Shop Premium Outlets’ EBITDA budget target for the trailing 12-month period leading up to the first defined performance condition. As the achievement of the performance condition is not considered probable until the event occurs, the Company has not recognized any stock-based compensation expense related to the Phantom Equity Plan during the nine-month period ended October 2, 2021. Payments in settlement of units may be in the form of cash and/or securities, as determined by the Board of Directors in its sole discretion. Under the Phantom Equity Plan, an aggregate 15,625,000 units are authorized for issuance. The allocation of the units is determined by the Board of Directors. The Board of Directors may amend the number of units authorized under the Phantom Equity Plan and may grant multiple awards of units to a Shop Premium Outlets employee at any time. Phantom Equity Plan units vest over a four-year period with 6.25% of the units vesting on the unitholder’s trigger date, as defined in each award agreement, and the remainder vesting in 16 equal quarterly increments, or 6.25% per quarter, following the first vest date.

A summary of phantom equity plan activity is as follows:

Number of Units
Unvested as of January 2, 2021	—
Granted	12,365,500
Vested	4,033,474

Unvested as of October 2, 2021	8,332,026

11. Related Parties

Kynetic Cost Sharing, Insurance and Aircraft Time Sharing Agreements

The Company participates in certain expense reimbursement programs for items such as insurance (“Insurance Agreements”) and professional and other expenses (“Cost Sharing Arrangements”) with Kynetic. Additionally, on November 21, 2017, the Company entered into an Aircraft Time Sharing Agreement (the “Aircraft Time Sharing Agreement”) with Kynetic and an entity affiliated with Kynetic to share the use of an aircraft leased by an affiliate of Kynetic. Expenses related to these agreements were less than $0.1 million for the nine-month period ended September 26, 2020. The Company did not incur any expenses related to these agreements during the nine-month period ended October 2, 2021. There was no outstanding amount payable to Kynetic as of January 2, 2021 or October 2, 2021.

Shop Premium Outlets Acquisition Related Agreements

On October 16, 2019, the Company completed the Shop Premium Outlets Acquisition. In connection with the Shop Premium Outlets Acquisition, the Company entered into certain agreements with Simon Property Group (“Simon”), including a Services Agreement (the “Services Agreement”), a Transition Services Agreement (the “TSA”) and a Trademark License Agreement (the “Trademark License Agreement”).

Pursuant to the Services Agreement, the Company and Simon agreed to provide certain services to the other, including promotional and customer outreach, data sharing, public relations, social media, marketing and other support services for an initial minimum term of three years with an additional term extending until the earlier of ten years or Simon no longer owning shares in the Company in excess of a specified threshold. Pursuant to the

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

TSA, services provided by Simon included website continuity and database migration, software access, and information technology and human resources support services, as well as certain back-office and other services for varying durations, the last of which ended on December 31, 2020. Pursuant to the Trademark License Agreement, the Company licenses from Simon certain of Simon’s trademarks for an initial term of ten years with automatic five-year renewals.

Fees paid by the Company to Simon in connection with the Services Agreement and TSA were $0.5 million and $0.4 million during the nine-month periods ended September 26, 2020 and October 2, 2021, of which $0.1 million and less than $0.1 million were recorded within general and administrative expenses and $0.4 million and $0.4 million were recorded within marketing expense, respectively, on the interim condensed consolidated statement of operations and comprehensive loss. As of January 2, 2021 and October 2, 2021 the aggregate outstanding amount payable to Simon in connection with the Services Agreement and TSA was $0.3 million and $0.2 million, respectively, which was recorded within accrued expenses and other current liabilities on the interim condensed consolidated balance sheets. The Company did not incur any expenses related to the Trademark License Agreement during each of the nine-month periods ended September 26, 2020 and October 2, 2021, and there was no outstanding amount payable to Simon as of January 2, 2021 and October 2, 2021.

Indi.com Asset Acquisition

On March 5, 2020, the Company hired the former majority shareholder of Indi.com, a business that provides companies with access to a software as a service content management system platform to engage with customers and promote brand awareness, as the Chief Executive Officer (“CEO”) of Shop Premium Outlets. As part of the offer, the Company agreed to purchase certain assets from Indi.com in exchange for 0.66% of the issued and outstanding shares of the Company’s common stock if he was unable to sell the business within the first 90 days of his start date at the Company.

On September 2, 2020, the Company and CEO of Shop Premium Outlets subsequently signed the Asset Purchase Agreement, for the purchase consideration of (i) 1,568,628 shares, or 0.66% of the issued and outstanding shares of the Company’s common stock as of September 2, 2020, for $2.55 per share and (ii) up to $2.0 million in cash, less $0.6 million (the “Holdback Amount”), which accrues interest at a rate of 5% per year. The cash consideration, net of the Holdback Amount, was paid in connection with the acquisition, and the remaining purchase consideration will be received after a four-year vesting period from the date of his hire and can be adjusted downward on a monthly pro-rata basis if he is terminated for cause or resigns without good reason at any time prior to the date that is four years following March 5, 2020 or upon a change of control of the Company or Shop Premium Outlets. The acquisition of Indi.com did not meet the definition of a business combination under ASC 805, Business Combinations (“ASC 805”) and was accounted for as an asset acquisition. Due to the four-year continued service requirement, the purchase consideration was recorded as stock-based compensation and compensation expense, both of which are recognized evenly over the requisite service period within general and administrative expenses on the interim condensed consolidated statements of operations and comprehensive loss. No fair value was ascribed to the assets acquired by the Company in connection with the asset acquisition. In connection with the Company’s acquisition of the Indi.com assets, the Company recorded $0.2 million in transaction costs during the nine-month period ended September 26, 2020, which were recorded within general and administrative expenses on the statement of operations and comprehensive loss.

During the nine-month period ended September 26, 2020, the Company paid $1.4 million in cash for the acquisition of Indi.com, and during the nine-month period ended October 2, 2021, the Company paid $0.2 million in cash of the Holdback Amount to Indi.com. The Company recorded $0.6 million and $0.8 million of stock-based compensation expense and amortized $0.3 million and $0.4 million of compensation expense for the nine-month periods ended September 26, 2020 and October 2, 2021 related to the acquisition of Indi.com, respectively.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Executive Shareholder Loans

In May 2016 and November 2020, as part of restricted stock issuances of 4,626,906 and 1,500,000 shares to an executive, the Company loaned $1.5 million and $1.4 million, respectively, in the form of recourse notes to an executive (see Note 10).

12. Commitments and Contingencies

Lease Commitments

The Company leases its office, warehouse and website hosting data center under noncancelable operating leases in Massachusetts, New York and Kentucky, which expire between April 2022 and July 2029, and include certain renewal options. Rental expense under these operating leases was $4.4 million and $4.3 million for the nine-month periods ended September 26, 2020 and October 2, 2021, respectively. For the nine-month periods ended September 26, 2020 and October 2, 2021, $1.4 million and $1.3 million of rental expense was recorded within selling and distribution expenses and $3.0 million and $3.0 million of rental expense was recorded within general and administrative expenses in the interim condensed consolidated statements of operations and comprehensive loss, respectively. Short-term deferred rent was $0.8 million as of each January 2, 2021 and October 2, 2021, and is included within accrued expenses and other current liabilities on the interim condensed consolidated balance sheets. Long-term deferred rent was $2.8 million and $2.3 million for January 2, 2021 and October 2, 2021, respectively, and is included within other long-term liabilities in the interim condensed consolidated balance sheets.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, directors, officers and other parties with respect to certain matters. The Company has not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in its interim condensed consolidated financial statements.

Litigation

In the normal course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trade name rights and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position, results of operations or cash flows. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Costs related to such legal proceedings are expensed as incurred.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

13. Income Taxes

The Company is subject to federal, state and local income taxes in the United States and Canada. Income taxes in Canada were insignificant during the fiscal year ended January 2, 2021 and nine-month period ended October 2, 2021. The following reconciles the U.S. federal statutory rate to the effective tax rate for each of the nine-month periods ended (% of Loss before Income Taxes):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
	% of Loss before Income Taxes	% of Loss before Income Taxes
Federal statutory tax rate	21.0%	21.0%
State income tax benefit, net of federal	(0.9)	(1.5)
Other permanent differences	(0.2)	(5.6)
Effect of change in valuation allowance	(19.6)	(13.4)
Other temporary differences	(1.3)	(2.0)

Total income tax benefit	(1.0)%	(1.5)%

The effective income tax rate for the nine-month periods ended September 26, 2020 and October 2, 2021 was (1.0)% and (1.5)%, respectively. The difference between the U.S. federal statutory income tax rate and the Company’s effective income tax rate was primarily attributable to the Company’s historical operating losses which resulted in a full valuation allowance against its net deferred tax assets, other permanent differences, and state income taxes.

As of October 2, 2021, the Company had U.S. federal net operating loss (“NOL”) carryforwards of approximately $129.8 million, which began expiring in 2021 through 2037, after which NOL carryforwards have no expiration. The Company also has state net operating loss carryforwards of approximately $97.3 million, which will begin expiring in 2027 through various future dates, depending on the jurisdiction.

The Company believes that the negative evidence of cumulative loss incurred over the three-year period ended January 2, 2021 outweighs any positive evidence and a valuation allowance of approximately $35.3 million and $37.9 million was recorded against the deferred tax assets as of the fiscal year ended January 2, 2021 and nine-month period ended October 2, 2021, respectively. The change in the valuation allowance for the fiscal year ended January 2, 2021 and nine-month period ended October 2, 2021 was $4.0 million and $1.7 million, respectively. In the event that the Company is able to realize any deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination is made.

Uncertain Tax Positions

As of January 2, 2021 and October 2, 2021, the Company determined that there were no material unrecognized tax benefits to report and no tax reserve was deemed necessary. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments.

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions and is consequently subject to periodic audits of its various tax returns by government agencies. In 2021, the

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Company was informed that its federal income tax return for fiscal year 2018 are currently under examination by the Internal Revenue Service. Additionally, tax years beginning in 2007 currently remain open for the U.S. federal and certain state and local income tax returns and are subject to examination by various taxing jurisdictions, and tax years beginning in 2006 currently remain open for certain state income tax returns with a longer statute of limitations.

14. Segment and Geographic Information

Segment Information

The Company has two reportable segments: Rue+Gilt and Shop Premium Outlets. Rue+Gilt is a premium and luxury off-price eCommerce platform where members can purchase apparel, handbags and accessories, beauty, jewelry, footwear, home decor and more. Shop Premium Outlets provides a brand-aligned marketplace for premium and luxury brands to sell clearance, on-sale and outlet inventory directly to consumers. Reportable segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM for the purpose of assessing performance and allocating resources. The accounting policies of the reportable segments are the same as those described in Note 2 of the Company’s consolidated financial statements for the fiscal years ended December 28, 2019 and January 2, 2021. The Company’s Chief Executive Officer has been identified as the CODM. The CODM reviews net revenue and Adjusted EBITDA for each of the reportable segments. Segment Adjusted EBITDA excludes from net income (loss): (i) interest expense, net; (ii) income tax expense; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) loss on disposal of property and equipment; (vi) IPO related costs; (vii) acquisition and integration related costs; and (viii) severance and other costs.

The costs of all corporate departments that serve the respective segment are fully allocated. The Company does not allocate amounts reported below income (loss) from operations to its reportable segments. The Company’s definition of Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Neither reportable segment is reliant on any single external customer. Total assets by segment is not disclosed as the CODM does not assess performance, make strategic decisions, or allocate resources based on assets. Except for the information reported on a segment basis, the Company does not accumulate net revenue information by product category and therefore, the Company does not disclose net revenue by product or service because to do so would be impractical.

The net revenue by segment was as follows (in thousands):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Net revenue
Rue+Gilt	$385,324	$515,373
Shop Premium Outlets	676	1,814
Elimination of intersegment revenue	(70)	(715)

Total net revenue	$385,930	$516,472

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table provides a reconciliation of Adjusted EBITDA to net loss attributable to common stockholders (in thousands):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Reportable Segments Adjusted EBITDA:
Rue+Gilt	$394	$5,900
Shop Premium Outlets	(6,069)	(4,648)
Total Reportable Segments Adjusted EBITDA

EBITDA	(5,675)	1,252
Reconciling items:
Interest expense, net	802	1,119
Income tax expense	189	189
Depreciation and amortization	6,955	7,084
Stock-based compensation expense	753	1,771
IPO related costs(a)	—	2,559
Loss on disposal of property and equipment equipment	3,251	349
Acquisition and integration related costs(b)	718	375
Severance and other costs(c)	1,779	410

Net loss attributable to common stockholders	$(20,122)	$(12,604)

(a)	Represents expenses during the nine-month period ended October 2, 2021 primarily composed of legal, accounting and professional fees incurred in connection with this offering that are not capitalizable, which are included within general and administrative expenses.
(b)	Represents acquisition and integration costs primarily related to the acquisition of Indi.com.
(c)	Represents severance and other costs primarily attributable to the cost reduction plan implemented in April 2020 to reduce operating expenses and better align its workforce with the needs of the Company in light of the COVID-19 pandemic, as well as other recruitment costs for our senior management changes during the nine-month period ended October 2, 2021.

Geographic Information

As of January 2, 2021 and October 2, 2021 substantially all of the Company’s long-lived assets were located in the United States. Net revenue by geography is based on the delivery address of the customer. Substantially all of the Company’s net revenue was generated in the United States for the nine-month periods ended September 26, 2020 and October 2, 2021.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

15. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Numerator:
Net loss	$(20,122)	$(12,604)

Denominator:
Weighted-average common shares outstanding, basic and diluted	223,000,554	226,373,839

Net loss per share attributable to common stockholders, basic and diluted	$(0.09)	$(0.06)

Vested restricted stock issued in exchange for shareholder loans (see Note 10) have been excluded from the Company’s denominator of basic net loss per share as nonrecourse notes are akin to stock options and are not considered to be exercised for accounting purposes until the employee repays the loan.

The Company’s potential dilutive securities, which include common stock options and unvested restricted stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Nine-Month Periods Ended
	September 26, 2020	October 2, 2021
Restricted stock issued in exchange for shareholder loans	7,817,411	5,133,420
Stock options to purchase common stock	5,099,591	5,396,763
Unvested restricted stock	—	76,627

	12,917,002	10,608,810

16. Subsequent Events

For its unaudited interim condensed consolidated financial statements as of and for the nine-month period ended October 2, 2021, the Company evaluated subsequent events through November 12, 2021.

Amendment to the Credit Facility

On October 27, 2021, the Company entered into an amendment to the Credit Facility with Wells Fargo. The amendment modifies certain financial covenants to allow for the settlement of outstanding shareholder loans and expands the permitted liens of the Company. There was no change to the borrowing capacity under the Credit Facility in connection with the amendment. The Company treated the amendment as a modification of the existing arrangement, and debt issuance costs incurred in connection with the modification were insignificant.

RUE GILT GROUPE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Settlement of Shareholder Loans

On October 29, 2021, the Company entered into a settlement agreement with the holder of the May 17, 2016 (“the 2016 Note”) and November 18, 2020 (“the 2020 Note”) shareholder loans. In connection with the settlement agreement, the principal and all unpaid interest of both the 2016 Note and 2020 Note in an aggregate amount of $2.5 million were settled in full by the Company’s repurchase of 786,420 vested shares of the Company’s common stock, which were immediately retired.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Rue Gilt Groupe, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rue Gilt Groupe, Inc. and subsidiaries (the Company) as of January 2, 2021 and December 28, 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended January 2, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2021 and December 28, 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2013.

Boston, Massachusetts

August 20, 2021

RUE GILT GROUPE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 28, 2019	January 2, 2021
Assets
Current assets:
Cash	$23,148	$13,048
Inventories, net	107,331	87,084
Accounts receivable, net	7,388	9,464
Prepaid expenses and other current assets	5,817	11,905

Total current assets	143,684	121,501
Property and equipment, net	18,093	12,703
Goodwill	34,000	34,000
Intangible assets, net	36,530	35,650
Other long-term assets	500	1,193

Total assets	$232,807	$205,047

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$57,627	$48,946
Accrued expenses and other current liabilities	36,263	31,776
Deferred revenue	15,241	14,366

Total current liabilities	109,131	95,088
Deferred income tax liabilities, net	2,629	2,719
Other long-term liabilities	3,984	5,414

Total liabilities	115,744	103,221

Commitments and contingencies (Note 13) Stockholders’ equity:
Common stock, $0.001 par value; 265,000,000 shares authorized as of December 28, 2019 and January 2, 2021; 235,230,152 and 238,298,780 shares issued and outstanding as of December 28, 2019 and January 2, 2021, respectively	235	238
Additional paid-in capital	292,026	293,099
Accumulated deficit	(175,198)	(191,511)

Total stockholders’ equity	117,063	101,826

Total liabilities and stockholders’ equity	$232,807	$205,047

The accompanying notes are an integral part of these consolidated financial statements.

RUE GILT GROUPE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Net revenue	$543,304	$571,914
Cost of revenue	359,242	386,095

Gross profit	184,062	185,819
Operating expenses:
Marketing	31,130	29,360
Selling and distribution	71,928	80,646
General and administrative	84,265	76,557
Impairment of intangible assets	2,533	500
Depreciation and amortization	5,952	9,118
Loss on disposal of property and equipment	—	4,785

Total operating expenses	195,808	200,966

Loss from operations	(11,746)	(15,147)
Interest expense, net	(3,834)	(1,076)

Loss before income taxes	(15,580)	(16,223)
Income tax expense	328	90

Net loss and comprehensive loss	$(15,908)	$(16,313)

Net loss per share:
Basic	$(0.09)	$(0.07)
Diluted	$(0.09)	$(0.07)
Weighted-average common shares outstanding:
Basic	179,648,605	223,411,570
Diluted	179,648,605	223,411,570

The accompanying notes are an integral part of these consolidated financial statements.

RUE GILT GROUPE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances as of December 29, 2018	186,945,861	$187	$166,086	$(160,446)	$5,827
Cumulative effect of adoption of the new revenue recognition standard (Note 2)	—	—	—	1,156	1,156
Issuance of common stock in exchange for Shop PO, LLC (Note 3)	15,686,274	16	39,984		40,000
Issuance of common stock contemporaneous with the acquisition of Shop PO, LLC (Note 3)	31,372,549	31	79,969	—	80,000
Payments made to vested option holders (Note 3)	1,225,468	1	(1,019)	—	(1,018)
Termination of management fee agreement with Kynetic, LLC (Note 12)	—	—	1,758	—	1,758
Proceeds from shareholder loans	—	—	4,948	—	4,948
Stock-based compensation expense	—	—	300	—	300
Net loss	—	—	—	(15,908)	(15,908)

Balances as of December 28, 2019	235,230,152	235	292,026	(175,198)	117,063
Issuance of common stock (Note 10)	1,568,628	2	831	—	833
Issuances of restricted stock (Note 11)	1,500,000	1	(1)	—	—
Stock-based compensation expense	—	—	243	—	243
Net loss	—	—	—	(16,313)	(16,313)

Balances as of January 2, 2021	238,298,780	$238	$293,099	$(191,511)	$101,826

The accompanying notes are an integral part of these consolidated financial statements.

RUE GILT GROUPE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Cash flows from operating activities:
Net loss	$(15,908)	$(16,313)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,952	9,118
Provision for bad debt expense	1,769	230
Amortization of inventory step-up of basis	1,392	—
Amortization of compensation cost in connection with the acquisition of Indi.com, Inc.	—	417
Impairment of intangible assets	2,533	500
Loss on disposal of property and equipment	—	4,785
Stock-based compensation expense	300	1,076
Amortization of debt issuance costs	231	260
Changes in operating assets and liabilities:
Inventories	(7,986)	20,247
Accounts receivable	(289)	(2,306)
Prepaid expenses and other current assets	(128)	(5,458)
Accounts payable	11,493	(8,681)
Accrued expenses and other current liabilities	5,640	(5,380)
Deferred revenue	(8,612)	(875)

Net cash used in operating activities	(3,613)	(2,380)

Cash flows from investing activities:
Cash paid in connection with the acquisition of Indi.com, Inc. (Note 12)	—	(1,400)
Purchases of property and equipment	(10,014)	(6,254)

Net cash used in investing activities	(10,014)	(7,654)

Cash flows from financing activities:
Proceeds from issuance of common stock contemporaneous with the acquisition of Shop PO, LLC (Note 3)	80,000	—
Payments made to vested option holders (Note 3)	(1,018)	—
Proceeds from shareholder loans	4,948	—
Payments under capital lease obligations	(56)	(66)
Payments on revolving loan agreement	(15,000)	—
Proceeds from borrowings on credit facility	450,610	31,061
Payments on borrowings on credit facility	(482,709)	(31,061)

Net cash provided by (used in) financing activities	36,775	(66)

Net increase (decrease) in cash	23,148	(10,100)
Cash at beginning of period	—	23,148

Cash at end of period	$23,148	$13,048

Supplemental cash flow information:
Cash paid for interest	$2,174	$333
Income taxes paid	$127	$288
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other current liabilities	$2,517	$1,813
Issuance of 15,686,274 shares of $0.001 par value common stock at $2.55 per share, issued in exchange for the acquired Shop PO, LLC assets	$40,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

Rue Gilt Groupe, Inc., together with its consolidated subsidiaries (the “Company” or “Rue Gilt Groupe”) is a premium and luxury off-price eCommerce company that derives its revenue primarily through the sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more to customers through its websites. The Company offers these goods and services exclusively to its members via daily e-mails, who register on the Company’s websites. The Company also earns commissions based on a percentage of net revenue of merchandise on the Shop Premium Outlets marketplace, www.shoppremiumoutlets.com. The Company has determined it operates in two distinct operating and reportable segments, Rue+Gilt and Shop Premium Outlets.

The Company was incorporated in the state of Delaware on October 31, 2007 as Retail Convergence, Inc. and changed its name to RueLaLa, Inc. on September 27, 2010. RueLaLa, Inc. changed its name to Rue Gilt Groupe, Inc. on June 4, 2021. The Company is headquartered in Boston, Massachusetts and also has an office in New York, New York. The Company performs all its fulfillment from a facility in Shepherdsville, Kentucky.

Impact of the COVID-19 Pandemic

On March 11, 2020, a novel strain of coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization. In response to the COVID-19 pandemic, federal, state and local governments put in place travel restrictions, quarantines, “shelter-in-place” orders, and various other restrictive measures in an attempt to control the spread of the disease. As a result of social distancing and stay-at-home orders, the Company experienced a decline in its net revenue and profitability during the first and second fiscal quarters of 2020, particularly for product categories focused on social occasions.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act is aimed at providing assistance and health care for individuals, families, and businesses affected by COVID-19 and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, the amount of net operating losses corporations may use to offset income, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. In accordance with the CARES Act, as of January 2, 2021, the Company has deferred the payment of $2.2 million of qualifying employer payroll taxes, which are required to be paid over two years, of which $1.1 million will be repaid by December 31, 2021 and the remaining $1.1 million will be repaid by December 31, 2022.

In April 2020, the Company implemented a series of actions to mitigate the impact of COVID-19 on the business and established a taskforce to monitor and address the impact of the COVID-19 pandemic on the Company’s business. The Company temporarily closed certain corporate and administrative offices, including its corporate headquarters in Boston, and shifted these employees to a remote work environment. The Company’s fulfillment facility has remained operational throughout the pandemic with limited supplier interruptions. The Company has also increased the frequency and intensity of cleaning of its properties and implemented social distancing measures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2020, the Company implemented a cost reduction plan to reduce operating expenses and to better align its workforce with the needs of the organization and separated approximately 100 employees in light of the COVID-19 pandemic. During the fiscal year ended January 2, 2021, the Company incurred the following restructuring charges under this cost reduction plan, which are included in the consolidated statements of operations and comprehensive loss:

	Rue+Gilt segment	Shop Premium Outlets segment	Consolidated Rue Gilt Groupe, Inc.
Restructuring charges—Marketing	$179	17	$196
Restructuring charges—Selling and distribution	103	26	129
Restructuring charges—General and administrative	1,118	358	1,476
Severance payments	(1,400)	(401)	(1,801)

Balances at January 2, 2021	$—	$—	$—

Also in response to COVID-19, the Company took proactive steps to further enhance its liquidity position by decreasing its non-payroll related operating costs through a reduction in non-essential capital expenditures, marketing and technology spend and extending payment terms with its vendors, where possible.

As a result of the Company’s evaluation of the impact of the COVID-19 pandemic and the Company’s restructuring, the Company considered whether or not a triggering event had occurred under Accounting Standards Codification (“ASC”) No. 350, Intangible-Goodwill and Other (“ASC 350”) whereby the carrying amounts of its long-lived assets may not be recoverable and determined that COVID-19 was not a triggering event and as such, there was no impairment.

Following the slowdown in the first and second quarters of fiscal year 2020, the Company saw sustained improvement in consumer demand.

On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic. The CAA extended many of the provisions enacted by the CARES Act, the extension of which likewise did not have a material impact on the Company’s consolidated financial statements for the fiscal year ended January 2, 2021.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact Rue Gilt Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to its operations. The Company will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

2. Summary of Significant Accounting Policies

Basis of Presentation and Fiscal Year

The accompanying consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company’s functional and reporting currency is the U.S. dollar. The Company’s consolidated financial statements include the accounts of Rue Gilt Groupe, Inc. and all of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated from the Company’s consolidated financial statements.

The Company’s fiscal year-end is the closest Saturday to December 31.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates, including estimates related to assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates relied upon in preparing these consolidated financial statements include, but are not limited to, valuation of acquired assets, sales returns reserve, impairment assessment of goodwill, intangible assets and other long-lived assets, income taxes and stock-based compensation.

The Company has considered the potential impacts of the COVID-19 pandemic when developing its estimates and will continue to evaluate the extent of the impact on the Company’s business and consolidated financial statements. The Company’s accounting estimates and assumptions may change over time in response to the COVID-19 pandemic and the change could be material in future periods.

Seasonality

Although the Company generally has demand for its products throughout the year, its business is affected by the pattern of seasonality similar to other retail businesses, which causes the Company’s quarterly results and cash flows to fluctuate during the year. Historically, the Company has recognized a significant portion of its net revenue and operating profit or loss in the fourth quarter of each fiscal year as a result of increased sales during the holiday season, followed by decreased activity in the first quarter of the following fiscal year.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), on December 30, 2018, the first day of fiscal year 2019, using the modified retrospective method. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. The primary impacts of adopting ASC 606 include the timing of recording product sales at shipment rather than upon delivery and the timing of recording advertising revenues, which utilize an output method to measure progress. The impact of adoption of ASC 606 was a decrease in deferred revenue of $3.5 million, a decrease in inventories, net of $2.4 million and a net decrease to accumulated deficit of $1.1 million.

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, that performance obligation is satisfied.

The Company derives its revenue primarily through the sales of women’s and men’s apparel, handbags and accessories, beauty, jewelry, footwear, home décor and more to customers through its websites, www.ruelala.com and www.gilt.com, and eCommerce marketplace, www.shoppremiumoutlets.com, and associated mobile applications. The Company also derives its revenue from sales through third-party

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

marketplaces and shipping membership programs on Rue+Gilt allowing buyers free shipping over a 12-month duration. A contract is created with customers at the time an order is placed on one of the Company’s websites, which creates a single performance obligation to deliver the product to the customer. The Company determines the transaction price of the goods sold as being the purchase price paid by the consumer, and has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Therefore, shipping and handling costs billed to customers are recorded in net revenue, and the related costs in selling and distribution expenses. Net revenue is reduced for provisions for expected returns and promotional discounts, and excludes sales tax. The Company’s revenue from product sales is recognized at the point in time in which control, ownership, and risks and rewards transfer to the customer, which is typically on the date of shipment, when the performance obligation is satisfied.

The Company evaluates each type of transaction to determine whether it should be recorded based upon the gross amount of product sales and related costs of goods sold or the net amount earned as commissions from the product. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all these indicators, revenue is recorded on a gross basis. If the Company is not primarily obligated in a transaction and amounts earned are based on a percentage of net revenue of merchandise, revenue is recorded on a net basis as the commission is earned.

The Company typically invoices its customers at the date of purchase. Typical payment terms provide that customers pay at the time of purchase. The Company’s products are generally sold with rights of return, discounts or sales promotions, all of which are accounted for as variable consideration when determining the amount of revenue to recognize. Accordingly, net revenue reflects an adjustment for estimated future returns based primarily on historical experience.

The sales returns reserve during the fiscal years ended December 28, 2019 and January 2, 2021 was as follows (in thousands):

	December 28, 2019	January 2, 2021
Beginning balance	$11,891	$16,827
Returns	(147,123)	(117,889)
Provisions	152,059	112,001

Ending balance	$16,827	$10,939

The Company may also issue merchandise credit in lieu of cash refunds or exchanges and sell gift cards without expiration dates to its customers. Merchandise credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue and recognized as revenue when the merchandise credit or gift cards are redeemed or, upon inclusion in the Company’s breakage estimates. Cash received in advance for discounted shipping programs are recorded as deferred revenue and recognized ratably over the membership period. Generally, the discounted shipping programs entitle the purchaser to free or discounted shipping charges for a defined period for an upfront fee. As of December 30, 2018, the first day of the fiscal year ended December 28, 2019, deferred revenue was $21.4 million. Deferred revenue as of December 28, 2019 and January 2, 2021 was $15.2 million and $14.4 million, respectively. The Company recognized $5.3 million and $0.4 million in net revenue on breakage from merchandise credits and gift cards for the fiscal years ended December 28, 2019 and January 2, 2021, respectively, all of which related to performance obligations performed in prior periods.

The Company disaggregates net revenue by segment (see Note 15).

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of Revenue

Cost of revenue consists of the purchase price of merchandise sold to customers and includes inbound shipping costs, damaged or defective merchandise returned from customers, inventory reserves and other miscellaneous items.

Accounts Receivable, Net

Accounts receivable, net, consist of amounts due from normal business activities, primarily due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts related to receivables due from financial institutions related to credit card sales as payment is typically received in full within a few business days after the sale. The Company carries the remaining portion of accounts receivable at invoiced amounts to customers, less allowances for doubtful accounts.

Management evaluates its ability to collect accounts receivable based on a current expected credit loss model which factors in changes in credit quality since the initial recognition of the receivables based on customer risk categories. Current expected credit losses are also provided based on collection history and specific risks identified on a customer-by-customer basis. Receivables are presented net of allowances for current expected credit losses and receivables are written off in the period deemed uncollectible after collection efforts have proven unsuccessful.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. The Company has not historically sustained any credit losses in such accounts and believes it is not exposed to any significant credit risk related to its cash. The Company does not have any does not have significant customer or vendor concentrations.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business, and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company applies the acquisition method to account for business combinations. The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Any contingent assets acquired and contingent liabilities assumed are also recognized at fair value if the Company can reasonably estimate fair value during the measurement period (which cannot exceed one year from the acquisition date). The Company re-measures any contingent liabilities at fair value in each subsequent reporting period. Transaction costs related to business combinations are expensed as incurred.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets. Acquisition-related costs and other expenses include costs incurred by the Company in relation to its business acquisitions. These expenses include professional, due diligence and advisory fees related to each business combination.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations and comprehensive loss as operating expenses or income.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs that reflect the Company’s own assumptions incorporated into valuation techniques. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate and changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach. There were no transfers between fair value measurement levels during the fiscal years ended December 28, 2019 and January 2, 2021.

Inventories, Net

Inventories, net, which consists of finished goods purchased for resale, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Inventory costs include the purchase price of merchandise, inbound shipping costs, import duties and other taxes and excludes costs to distribute. The Company regularly reviews inventories for potential write-down due to obsolescence and slow-moving inventories, which is based upon forecasts for future demand and market conditions. The Company evaluates the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost to sell.

Property and Equipment, Net

Property and equipment are stated at cost and presented net of accumulated depreciation. Website and internal-use software costs incurred during the preliminary project and post implementation phases are expensed as incurred. Costs incurred in the development phase are capitalized. Repair and maintenance costs are expensed as incurred.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense are recognized using the straight-line method over the estimated useful lives of each respective asset category as follows (see Note 6):

Estimated Useful Life
Computer hardware and purchased software	3-5 years
Furniture, fixtures and leasehold improvements	5-7 years
Website and internal-use software	1.5-3 years
Equipment under capital lease	3-5 years

Projects in progress are transferred to the appropriate category of property and equipment when the assets are ready for their intended use at which point depreciation of these assets commences. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. When property and equipment is sold or retired, the asset cost and accumulated depreciation and amortization are removed from the respective accounts and a gain or loss is recognized, if any, in loss on disposal of property and equipment in the consolidated statements of operations and comprehensive loss.

Long-Lived Assets

Long-lived assets include property and equipment and finite-lived intangible assets. The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or a significant decrease in its physical condition, and operating or cash flow performance that demonstrates continuing losses associated with an asset or asset group. The Company also considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships.

A potential impairment has occurred if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group’s carrying value over its fair value. Fair value is measured using appropriate valuation methodologies that would typically include a projected discounted cash flow model using a discount rate the Company believes is commensurate with the risk inherent in its business. No impairment losses were recognized on long-lived assets during the fiscal years ended December 28, 2019 and January 2, 2021.

The Company amortizes its finite-lived intangible assets using the straight-line method, which approximate the pattern in which the estimated economic benefit of the assets are realized. The Company’s member and supplier relationships finite-lived intangible assets were fully amortized prior to the beginning of fiscal years 2019 and 2020. The Company’s finite-lived intangible asset for customer relationships has an estimated useful life of 5 years (see Note 7).

Goodwill and Indefinite-Lived Intangibles

Following initial recognition, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses goodwill at the reporting unit level. The Company has two reporting units: Rue+Gilt and Shop Premium Outlets.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates goodwill for impairment at least annually on June 30th. The Company may assess its goodwill for impairment initially using a qualitative approach (“step zero”) to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value.

If the Company concludes, based on its assessment of relevant events, facts and circumstances that it is more likely than not that a reporting unit’s carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. The Company may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative assessment for goodwill is a two-step assessment. “Step one” requires comparing the carrying value of a reporting unit, including goodwill, to its fair value. If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is to measure the amount of impairment loss, if any. “Step two” compares the implied fair value of goodwill to the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment charge is recorded to write down goodwill to its implied fair value. During the fiscal years ended December 28, 2019 and January 2, 2021, the Company did not recognize any goodwill impairment charges.

The Company assesses the recoverability of its indefinite-lived intangible assets at least annually for impairment. Indefinite-lived intangible assets are the trade names owned by the Company (see Note 7). In testing indefinite-lived intangibles for impairment, the Company has the option to first assess qualitative factors to determine whether events or circumstances would indicate that it is more likely than not that an asset’s fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived intangible asset without performing a qualitative assessment. Under either approach, if the fair value of the indefinite-lived intangible asset is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations and comprehensive loss. During the fiscal years ended December 28, 2019 and January 2, 2021, the Company recorded a $2.5 million and a $0.5 million impairment charge within the Rue+Gilt segment, respectively, related to its RueLaLa indefinite-lived trade name, which was included within impairment of intangible assets on the consolidated statements of operations and comprehensive loss.

Debt Issuance Costs

The Company defers costs incurred in conjunction with acquiring third-party financing under its revolving credit facility. The Company amortizes debt issuance costs over the term of the related long-term debt instruments using the straight-line method. Debt issuance costs related to long-term debt are recorded within other long-term assets on the consolidated balance sheets. During the fiscal year ended December 28, 2019 the Company recorded $0.2 million in debt issuance costs related to its long-term debt. The Company did not incur debt issuance costs during the fiscal year ended January 2, 2021.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) No. 840, Leases. The Company leases certain equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are amortized using the straight-line method over the estimated useful life of the asset.

Rent expense on operating leases is recorded on a straight-line basis over the lease term. Deferred rent represents the difference between rent amounts paid and amounts recognized as straight-line expense. The excess

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of straight-line rent expense over lease payments due is recorded as a deferred rent liability in accrued expenses and other current liabilities, for the current portion, and other long-term liabilities, for the noncurrent portion, in the consolidated balance sheets.

Segment Reporting

The Company identifies operating segments as components of the Company for which discrete financial information is available and is regularly reviewed by its chief operating decision maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s Chief Executive Officer has been identified as its CODM. The Company has determined it operates in two distinct operating and reportable segments, Rue+Gilt and Shop Premium Outlets, as the CODM is receiving and using information at these levels to evaluate financial performance and allocate resources.

Stock-Based Compensation

The Company offers an equity compensation plan and measures stock-based compensation expenses associated with the options granted based on the estimated fair values of the awards at grant date using the Black-Scholes option valuation model. For options with service conditions only, stock-based compensation expense is recognized over the requisite service period using the straight-line method. The Company accounts for forfeitures in the period when such forfeitures occur.

Marketing

Marketing expenses consist primarily of costs related to growing and retaining the Company’s customer base. Expenses include advertising, social and affiliate marketing, marketing partnerships and email campaigns to current members, as well as salaries and related benefits for the marketing function. Marketing expenses are expensed as incurred.

Selling and Distribution

Selling and distribution expenses consist of shipping and other transportation costs incurred delivering merchandise to customers and customers returning merchandise, merchant processing fees, fulfillment and customer service. Fulfillment expenses include those costs incurred in operating and staffing the fulfillment center, including costs attributable to inspecting and warehousing inventories, shipping supplies, picking, packaging and preparing customer orders for shipment. Fulfillment expenses also includes the cost of warehousing facilities. Customer service expenses include the cost of operating and staffing the Company’s customer service facility.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefit costs and stock-based compensation expense for employees involved in general corporate functions, including merchandising, creative, photo studio and technology, as well as facilities costs, including rent and other occupancy expenses.

Income Tax Expense

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes (“ASC 740”), which requires the use of the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounts and the tax basis of assets and liabilities, using enacted tax rates expected to be applicable in the years in which the temporary differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies. If in future periods the Company were to determine that it would be able to realize its deferred tax assets in excess of the net recorded amount, an adjustment to the deferred tax assets, particularly a release of the valuation allowance, would increase income in the period such determination was made.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future periods, changes in facts, circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the period in which such changes occur.

The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense within the consolidated statements of operations and comprehensive loss. Interest expense and penalties related to unrecognized tax benefits as of December 28, 2019 and January 2, 2021 were insignificant.

Comprehensive Loss

For the years ended December 28, 2019, and January 2, 2021, the Company did not have any differences between its net loss and comprehensive loss.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled for the transfer of such promised goods or services. The standard defines a five-step process to achieve this principle and requires companies to use more judgment and make more estimates than under prior guidance. For public

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

entities, this guidance was effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. For nonpublic entities, this guidance was effective for annual periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020.

Early adoption was permitted. ASC 606 may be applied retrospectively to each prior period presented (i.e., the full retrospective method) or with the cumulative effect recognized as of the date of initial application (i.e., the modified retrospective method). The Company adopted the new standard on December 30, 2018, on a “modified retrospective” basis (see Revenue Recognition above for more information).

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). The standard largely aligns the accounting for share-based payment awards issued to employees and non-employees by expanding the scope to apply to non-employee share-based transactions, as long as the transaction is not effectively a form of financing. For public entities, ASU 2018-07 was required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, ASU 2018-07 is effective for annual periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted for all entities but no earlier than the Company’s adoption of ASU 2018-07. The Company adopted ASU 2018-07 as of the required effective date of December 28, 2019. The adoption of ASU 2018-07 adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. For public entities, ASU 2019-12 is effective for annual periods beginning after December 15, 2020, and interim periods within those reporting periods. For nonpublic companies, ASU 2019-12 is effective for annual periods beginning after December 15, 2021, and interim periods within those reporting periods. Early adoption is permitted. The Company early adopted ASU 2019-12 as of December 30, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

The Company qualifies as “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to “opt in” to the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. In June 2020, the FASB issued additional guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years.

For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. This guidance is effective for all entities upon issuance on March 12, 2020 and may be applied through December 31, 2022. The expedients and exceptions in this guidance are optional, and the Company is evaluating the potential future financial statement impact of any such expedient or exception that it may elect to apply as the Company evaluates the effects of adopting this guidance on its consolidated financial statements.

3. Acquisition

Shop PO, LLC

On October 16, 2019, the Company completed the acquisition of 100% of the issued and outstanding common shares of Shop PO, LLC (“Shop Premium Outlets”), a wholly owned entity of the Simon Property Group, LP (“Simon”), for a total purchase price of $40.0 million (the “Shop Premium Outlets Acquisition”). Shop Premium Outlets is a premier eCommerce marketplace redefining the outlet shopping experience, delivering an integrated online destination for premium and luxury brands to sell clearance, on-sale and outlet inventory direct-to-consumer. As a result of the Shop Premium Outlets Acquisition, the Company has established an eCommerce platform, www.shoppremiumoutlets.com, and expects to expand its customer base. In connection with the Shop Premium Outlets Acquisition, $40.0 million in equity consideration was transferred. The equity consideration consisted of an aggregate 15,686,274 shares of $0.001 par value common stock at $2.55 per share. The Company incurred $4.5 million in transaction-related costs, which were recorded within general and administrative expenses on the statement of operations and comprehensive loss.

Contemporaneous with the Shop Premium Outlets Acquisition, (i) the Company issued 31,372,549 shares of $0.001 par value common stock at $2.55 per share to Simon in exchange for $80.0 million in cash from Simon, and (ii) the Company and Simon entered into a Secondary Sale Agreement with its existing significant stockholder, Kynetic, LLC (“Kynetic”), directors, executive officers, employees and former executives of the Company (“the selling stockholders”) whereby the selling stockholders agreed to sell Simon an aggregate of 61,841,679 shares of the Company’s common stock, consisting of 60,616,211 previously issued and outstanding shares and 1,225,468 shares of common stock issued upon the exercise of vested options, in exchange for an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aggregate of $157.7 million, allocated on a pro rata basis at $2.55 per share. Also at that same time, in October 2019, the Company offered a liquidity opportunity to its existing option holders to exchange a portion of their vested options in exchange for a cash payment at $2.55 per share (see Note 11).

The Company accounted for the Shop Premium Outlets Acquisition using the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations (“ASC 805”). This requires that the assets acquired and liabilities assumed be measured at fair value. The Company estimated, using Level 3 inputs, the fair value of the property and equipment using the cost to replace method. The trade name was valued using the relief from royalty method. The Company recorded the assets acquired at their respective fair values as of the acquisition date.

The following summarizes the purchase price allocation for the Company’s acquisition of Shop Premium Outlets (in thousands):

Amount
Total consideration(1)	$40,000
Allocation of purchase price:
Property and equipment	2,600
Trade name	3,400

Total assets acquired, excluding goodwill:	6,000

Goodwill	$34,000

(1)	Reflects 15,686,274 shares of $0.001 par value common stock at $2.55 per share, issued in exchange for the acquired Shop Premium Outlets assets.

The excess of the purchase price over the fair value of the identifiable assets acquired was allocated to goodwill in the amount of $34.0 million. The goodwill comprised the value of expected synergies arising from the acquisition including value-added services to clients and its long-term growth potential, which were not separately recognized. Goodwill was allocated entirely to the Shop Premium Outlets reporting unit. The goodwill recognized is not deductible for income tax purposes.

The acquired business contributed net revenue and net loss of the following to the Company from the date of the Shop Premium Outlets Acquisition to December 28, 2019:

(in thousands)	Fiscal Year Ended December 28, 2019
Net revenue	$37
Net loss	$(3,365)

Pro Forma Financial Information (Unaudited)

The following pro forma financial information presents the statements of operations and comprehensive loss of the Company combined with Shop Premium Outlets as if the Shop Premium Outlets Acquisition occurred on December 30, 2018 (the first day of the fiscal year ended December 28, 2019). The pro forma results do not include any anticipated synergies, cost savings or other expected benefits of an acquisition. As the Shop Premium Outlets Acquisition closed on October 16, 2019, Shop Premium Outlet’s operating results have already been reflected in the Company’s consolidated statements of operations and comprehensive loss for the fiscal year ended January 2, 2021. The pro forma financial information is not necessarily indicative of what the financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

results would have been had the Shop Premium Outlets Acquisition been completed on December 30, 2018 and is not necessarily indicative of the Company’s future financial results.

(in thousands)	Fiscal Year Ended December 28, 2019
Net revenue	$543,304
Net loss	$(16,340)

The pro forma financial information presented above has been calculated after adjusting for the results of the Shop Premium Outlets Acquisition for the year ended December 28, 2019 to reflect the accounting effects as a result of the acquisition, including the amortization expense from acquired intangible assets and the depreciation and amortization expense from acquired property and equipment. Transaction costs incurred during the year ended December 28, 2019 are reflected within pro forma net loss for the year ended December 28, 2019, in order to reflect the Shop Premium Outlets Acquisition as if it had occurred on December 29, 2018.

4. Fair Value Measurements

Fair Value of Financial Instruments

The Company considers the carrying amounts of cash, accounts receivable, accounts payable, prepaid expenses and other current assets and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these investments.

Revolving Credit Facility

The Company estimates the fair value of its revolving credit facility for disclosure purposes. The fair value of the revolving credit facility is determined using inputs based on observable market data of a non-public exchange using, which are classified as Level 2 inputs. There was no amount drawn on the Company’s revolving credit facility as of December 28, 2019 and January 2, 2021.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company’s non-financial assets, such as goodwill, intangible assets and property and equipment are measured at fair value upon acquisition or remeasured to fair value when an impairment charge is recognized (see Notes 6 and 7). Such fair value measurements are based predominantly on Level 2 and Level 3 inputs.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 28, 2019	January 2, 2021
Prepaid merchandise inventory	$3,366	$6,855
Marketing expenses	401	2,100
Maintenance support	1,288	1,519
Insurance	374	210
Other	388	1,221

	$5,817	$11,905

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 28, 2019	January 2, 2021
Website and internal-use software	$34,961	$37,040
Computer hardware and purchased software	17,451	17,178
Furniture, fixtures and leasehold improvements	15,709	16,228
Equipment under capital lease	2,472	2,472

	70,593	72,918
Less: accumulated depreciation	(52,500)	(60,215)

	$18,093	$12,703

The Company enters into capital lease agreements for certain equipment used in its warehouses, as well as furniture used in its corporate offices. For the years ended December 28, 2019 and January 2, 2021, amortization of equipment under capital lease obligations was $0.1 million and $0.5 million, respectively. Total depreciation and amortization expense related to property and equipment, excluding amortization related to capital lease obligations, was $5.5 million and $8.3 million for the fiscal years ended December 28, 2019 and January 2, 2021, respectively, which was recorded within depreciation and amortization on the consolidated statements of operations and comprehensive loss.

As of January 2, 2021, future minimum capital lease payments were as follows (in thousands):

Fiscal Year	Amount
2021	$468
2022	427
2023	331
2024	262
2025	48
Thereafter	—

$1,536

During the fiscal year ended January 2, 2021, the Company made a determination to change its existing Shop Premium Outlets software platform, and as a result, recorded a $3.3 million loss on disposal of property and equipment within the Shop Premium Outlets segment on the consolidated statements of operations and comprehensive loss associated with certain property and equipment which could no longer be utilized. In addition, during the fiscal year ended January 2, 2021, the Company determined that enhancements to the Company’s existing order management system made as part of the Gilt Groupe Holdings Inc. (“Gilt”) acquisition could no longer be utilized, and as a result, recorded a $1.5 million loss on disposal of property and equipment within the Rue+Gilt segment on the consolidated statements of operations and comprehensive loss. There was no gain or loss on disposal of property and equipment for the fiscal year ended December 28, 2019.

7. Goodwill and Intangible Assets, Net

Goodwill

The Company recognized $34.0 million of goodwill as a result of the Shop Premium Outlets Acquisition during the fiscal year ended December 28, 2019 (see Note 3). There was no change in goodwill during the fiscal year ended January 2, 2021.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets, Net

Intangible assets, net, consisted of the following as of December 28, 2019 (in thousands):

	December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Indefinite-lived:
Trade names	$61,891	$—	$(26,691)	$35,200
Finite-lived:
Member relationships	6,378	(6,378)	—	—
Supplier relationships	10,745	(10,745)	—	—
Customer relationships	1,900	(570)	—	1,330

	$80,914	$(17,693)	$(26,691)	$36,530

Intangible assets, net, consisted of the following as of January 2, 2021 (in thousands):

	January 2, 2021
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Amount
Indefinite-lived:
Trade names	$61,891	$—	$(27,191)	$34,700
Finite-lived:
Member relationships	6,378	(6,378)	—	—
Supplier relationships	10,745	(10,745)	—	—
Customer relationships	1,900	(950)	—	950

	$80,914	$(18,073)	$(27,191)	$35,650

Amortization expense is included in depreciation and amortization in the consolidated statements of operations and comprehensive loss. The Company recognized $0.4 million of amortization expense related to intangible assets during each of the fiscal years ended December 28, 2019 and January 2, 2021.

The Company estimates that amortization expense related to its finite-lived intangible asset will be as follows in each of the next three years and thereafter (in thousands):

Fiscal Year	Estimated Future Amortization Expense
2021	$380
2022	380
2023	190
Thereafter	—

$950

8. Debt

Credit Facility

On June 24, 2013, the Company entered into an asset-based revolving credit facility (as amended on February 21, 2019, September 27, 2019 and December 10, 2019) with Wells Fargo Bank, National Association

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(“Wells Fargo”), which allowed for committed loans and letters of credit (collectively, the “Credit Facility”). The aggregate commitment amount (the “Committed Amount”) was $65.0 million, which is comprised of “Tranche A” loans in the amount of $60.5 million and “Tranche A 1” loans in the amount of $4.5 million, which could be increased to $7.0 million during the “seasonal increase period, which is the period commencing on the later of May 1 of the fiscal year and a date prior to November 30 of such fiscal year and ending on the earlier of 120 consecutive days from the commencement date and November 30 of such fiscal year.

Availability under the Credit Facility is based upon the Company’s accounts receivable and eligible inventory (the “Borrowing Base”) as defined in the agreement and is subject to a minimum availability financial covenant (a “Cash Dominion Event”), which is defined as either (1) the occurrence and continuance of any default, or (2) the failure of the Company to maintain availability of at least the greater of (a) $10.0 million or (b) 20% of the “Tranche A” loan cap, in each case, for five consecutive business days. Once the Cash Dominion Event is triggered, it is in place until availability has exceeded the greater of $10.0 million or 20% of the Tranche A loan cap for 30 consecutive calendar days. Should a Cash Dominion Event occur, daily cash receipts and collections are transferred daily to pay down the outstanding borrowings to an appropriate level. Once the Cash Dominion Event is triggered, it is in place until availability has exceeded the greater of $10.0 million or 20% of the Tranche A loan cap for 30 consecutive calendar days.

Tranche A borrowings bear interest at either LIBOR, plus 2% or a base rate (the higher of (a) the Federal Funds Rate, as in effect from time to time, plus one half of 1%, (b) the Adjusted LIBOR plus 1.0%, or (c) the rate of interest in effect for such day as publicly announced from time to time by the bank as its prime rate) plus 1%. Tranche A 1 borrowings bear interest at either LIBOR, plus 4.5% or a base rate (the higher of (a) the Federal Funds Rate, as in effect from time to time, plus one half of 1.0%, (b) the adjusted LIBOR plus 1.0%, or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its prime rate) plus 3.5%. The maturity date of the Credit Facility is June 24, 2021. The Company incurred debt issuance costs of $0.2 million related to the amendments during the fiscal year ended December 28, 2019, which were recorded within other long-term assets.

As of December 28, 2019 and January 2, 2021, there were no outstanding borrowings under the Credit Facility. In response to the COVID-19 pandemic (see Note 1), during the fiscal year ended January 2, 2021, the Company drew $31.1 million from the Credit Facility and repaid the full amount during the fiscal year. During the fiscal year ended December 28, 2019, the Company repaid $32.1 million on outstanding prior-year borrowings related to the Credit Facility. Additionally, the Company drew $450.6 million from the Credit Facility to fund operational needs and trade payments, and repaid the full amount. As of December 28, 2019 and January 2, 2021, the Company had $12.6 million and $12.3 million, respectively, of standby letters of credit outstanding under the Credit Facility. As of December 28, 2019 and January 2, 2021, available borrowings under the Credit Facility, after consideration of the borrowing base and minimum availability covenant were $32.1 million and $24.1 million, respectively.

The Company is required to meet certain financial covenants, including maintaining specific liquidity measurements. There are also negative covenants, including certain restrictions on the Company’s ability to incur additional indebtedness, create liens, make investments, consolidate or merge with other entities, enter into transactions with affiliates and make prepayments.

Letters of Credit

On January 23, 2017, the Company entered into a letter of credit agreement with Kynetic for $22.5 million, which had an expiration date of 30 days following the maturity date of the Credit Facility and was collateralized

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with restricted cash of $22.5 million. On October 16, 2019, the letter of credit agreement was terminated in connection with the Shop Premium Outlets Acquisition.

Revolving Loan Agreement

On July 5, 2018, the Company entered a revolving loan agreement (the “Revolver”) with a stockholder of the Company to finance ongoing general corporate and working capital need. Under the Revolver, the Company was able to borrow, repay, and prepay without penalty and premium, up to an aggregate amount of $20.0 million. The Revolver bore interest at a rate equal to LIBOR plus 6.00% and required interest payments at the end of each calendar quarter beginning on September 30, 2018. The principal and all accrued and unpaid interest were due to that stockholder on October 29, 2021. On October 16, 2019, the Revolver was terminated and the outstanding borrowings of $15.0 million and accrued interest of $0.1 million were paid in full with the proceeds from the concurrent issuance and sale of common stock in connection with the Shop Premium Outlets Acquisition (see Note 3).

The Company recorded interest expense, net associated with its long-term debt as follows (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Cash interest expense	$3,532	$792
Amortization of debt issuance costs	231	260
Other interest expense, net	71	24

Total interest expense, net	$3,834	$1,076

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 28, 2019	January 2, 2021
Sales returns reserve (see Note 2)	$16,827	$10,939
Employee compensation and related taxes	4,184	6,908
Fulfillment, freight, and customer services	3,935	3,585
Sales taxes due	3,032	3,054
Deferred rent (see Note 13)	896	835
Accrued professional services	1,935	621
Other accrued expenses and other current liabilities	5,454	5,834

	$36,263	$31,776

10. Common Stock

As of December 28, 2019 and January 2, 2021, the Company’s amended and restated certificate of incorporation authorized the Company to issue 265,000,000 shares of $0.001 par value common stock. Each share of common stock entitles the holder to one vote for each share of common stock held.

Common stockholders are entitled to receive dividends, as declared by the Board of Directors. Through each of the fiscal years ended December 28, 2019 and January 2, 2021, no dividends were declared or paid.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 16, 2019, in connection with the Shop Premium Outlets Acquisition (see Note 3), an aggregate 47,058,823 shares of common stock were issued to Simon. Additionally, in connection with the Secondary Sale Agreement, 1,225,468 shares of common stock were issued upon the exercise of vested options (see Note 3).

On September 2, 2020, in connection with the Company’s acquisition of Indi.com, Inc. (“Indi.com”) (see Note 12), 1,568,628 shares of common stock were issued to Indi.com. During the fiscal year ended January 2, 2021, 1,500,000 shares of restricted stock were issued to an executive.

For accounting purposes, common stock issued and outstanding excludes restricted stock issued in exchange for shareholder loans, which are treated as substantive grants of equity options, and unvested restricted stock (see Note 11). As of December 28, 2019 and January 2, 2021, 222,804,972 and 224,552,350 shares of common stock are issued and outstanding for accounting purposes, respectively.

11. Stock-based Compensation

In October 2011, the Company adopted the 2011 Equity Compensation Plan (the “Equity Compensation Plan”), further amended and restated in August 2015, under which the Company grants (i) stock options and (ii) restricted stock. Stock options may be granted to employees of the Company and its subsidiaries, certain consultants and advisors to the Company, and non-employee members of the Board of Directors. Options have a maximum term of 10 years. Options granted to employees vest under time-based vesting either (i) 25% on the first anniversary of grant and then quarterly thereafter over a total of 4 years, or (ii) 25% on a yearly basis. Under the Equity Compensation Plan, 36,000,000 shares of common stock are reserved for issuance.

In October 2019, and in connection with the Shop Premium Outlets Acquisition (see Note 3), the Company offered a liquidity opportunity to its existing option holders to exchange up to 32.61% of their vested stock options held as of November 1, 2019 at an offer price of $2.55 per share (the “Liquidity Opportunity”). The net cash payment per vested option was calculated as the offer price of $2.55 per share, less the exercise price of the option, multiplied by the number of vested options, net of taxes. For the fiscal year ended December 28, 2019 and in connection with the Liquidity Opportunity, the Company recorded a net aggregate payment of $1.0 million.

Stock Options

A summary of stock option activity under the Equity Compensation Plan for the fiscal years ended December 28, 2019 and January 2, 2021 was as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 29, 2018	8,807,961	$0.61	6.77	$378
Granted	889,000	0.88
Exercised	(1,808,767)	0.56
Forfeited and expired	(924,773)	0.88

Outstanding as of December 28, 2019	6,963,421	0.62	6.32	$217
Granted	355,627	0.95
Forfeited and expired	(445,001)	0.88

Outstanding as of January 2, 2021	6,874,047	$0.62	5.57	$13,270

Exercisable as of January 2, 2021	5,238,576	$0.59	4.96	$10,251

Vested and expected to vest as of January 2, 2021	6,616,819	$0.61	5.57	$12,812

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options granted during the fiscal years ended December 28, 2019 and January 2, 2021 was estimated using the following assumptions:

	December 28, 2019	January 2, 2021
Expected volatility	38.36% - 39.60%	49.10% - 50.90%
Risk-free interest rate	1.88% - 2.50%	0.39% - 0.52%
Expected term (in years)	5.05 - 6.35	5.71 - 6.25
Expected dividend yield	—%	—%
Weighted average grant date fair value	$0.21	$0.46

Expected volatility:  Because the Company was privately held and did not have an active trading market for its common stock for a sufficient period of time, the volatility factor is based on the historical volatility of publicly traded peer companies with operations similar to the Company’s operations over a period similar to the expected term of the option grants.

Risk-free interest rate:  The risk-free rate interest rate is based on the U.S. Treasury rate for the expected term of the options.

Expected term:  The Company estimates the expected term using the simplified method. The Company will continue to use the simplified method in developing the expected term used for its valuation of stock-based compensation until such a time that sufficient historical exercise and forfeiture activity is available.

Expected dividends:  Expected dividend yield is 0.0% as the Company has not paid any dividends and does not anticipate paying dividends in the foreseeable future.

Stock compensation expense related to options granted under the Equity Compensation Plan was $0.3 million for each of the fiscal years ended December 28, 2019 and January 2, 2021, which recorded within general and administrative expense on the consolidated statements of operations and comprehensive loss.

Total unrecognized compensation costs related to unvested stock option awards was $1.4 million as of January 2, 2021. This cost is expected to be recognized over a weighted-average period of 2.49 years.

Restricted Stock

On December 28, 2011, the Company issued 18,000,000 shares of restricted stock under the Equity Compensation Plan to two former executives who were executive officers at that time (the “former executives”). The vesting of the restricted stock was on a time-based vesting over a four-year period with 25% of the restricted stock vesting on the one-year anniversary of the date of grant and the remainder vesting in 12 equal quarterly increments following the first vest date.

As part of these restricted stock issuances, the Company loaned $15.8 million in the form of recourse notes to the former executives to purchase the restricted stock at a price of $0.875 per share. The shareholder loans were due on December 28, 2020, along with all interest that has accrued at a rate of 1.2% per annum, compounded semiannually, on the outstanding balance of the notes.

On May 25, 2013, one of the former executives forfeited 7,312,500 restricted shares, the unvested portion of the restricted stock award, in return for the Company forgiving $6.6 million of his outstanding loan. On October 16, 2019, the former executives sold a total of 3,484,869 restricted shares and used part of the proceeds to pay down $3.3 million of their loan obligations.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 18, 2014, as part of the restricted stock issuance for 3,000,000 shares to one of the former executives, the Company loaned $2.1 million in the form of a recourse note to the former executive to purchase the restricted stock at a price of $0.69 per share. The shareholder loan is due on June 18, 2023, along with all interest that has accrued at a rate of 1.96% per annum, compounded semiannually, on the outstanding balance of the loan.

On May 17, 2016, the executive forfeited 562,500 restricted shares, the unvested portion of the restricted stock award, in return for the Company forgiving $0.4 million of his outstanding loan. On October 16, 2019, the executive sold a total of 794,794 restricted shares and used part of the proceeds to pay down the remaining $0.6 million of his loan obligations.

On May 17, 2016, as part of the restricted stock issuance for 4,626,906 shares to an executive, the Company loaned $1.5 million in the form of a recourse note to the executive to purchase the restricted stock at a price of $0.32 per share. The shareholder loan is due on May 17, 2025, along with all interest that has accrued at a rate of 1.42% per annum, compounded semiannually, on the outstanding balance of the loan. On October 16, 2019, the executive sold a total of 1,225,813 restricted shares and used part of the proceeds to pay down $0.5 million of his loan obligations.

On November 18, 2020, as part of the restricted stock issuance for 1,500,000 shares to an executive, the Company loaned $1.4 million in the form of a recourse note to the executive to purchase the restricted stock at a price of $0.95 per share. The shareholder loan is due on November 18, 2029, along with all interest that has accrued at a rate of 0.39% per annum, compounded semiannually, on the outstanding balance of the loan.

The restricted stock acquired with all shareholder loans serves as collateral for the loan. If the employee fails to pay the full amount of the loan, including accrued interest and the fair value of the restricted stock does not cover the full amount due, the employee is personally liable for 25% of the remaining amount outstanding under the shareholder loan. Any cash consideration received for the restricted stock must be first used to pay off the full amount of the loan and accrued interest.

The Company evaluated these agreements under ASC 718, Stock Compensation, and determined these shareholder loans are nonrecourse notes and have accounted for the combination of the loans and restricted stock issuance as a substantive grant of equity options. As a result, 11,668,066 shares and 12,246,430 shares of vested restricted stock have been excluded from the denominator of the Company’s basic net loss per share for the fiscal years ended December 28, 2019 and January 2, 2021, respectively (see Note 16).

A summary of restricted stock activity for the fiscal years ended December 28, 2019 and January 2, 2021 is as follows:

	Number of Shares	Weighted Average Grant- Date Fair Value
Unvested as of December 29, 2018	2,230,090	$0.16
Vested	(1,472,976)	0.16

Unvested as of December 28, 2019	757,114	0.16
Granted	1,500,000	1.80
Vested	(757,114)	0.16

Unvested as of January 2, 2021	1,500,000	$1.80

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total stock-based compensation expense related to restricted stock was $0.1 million and less than $0.1 million for the fiscal years ended December 28, 2019 and January 2, 2021, respectively, which was recorded in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The aggregate intrinsic value of restricted stock is calculated as the positive difference between the prices paid, if any, of the restricted stock award and the fair value of the Company’s common stock. The aggregate intrinsic value of restricted stock awards as of December 28, 2019 and January 2, 2021 was $1.7 million and $2.4 million, respectively.

Total unrecognized compensation costs related to unvested restricted stock awards was $2.8 million as of January 2, 2021. This cost is expected to be recognized over a weighted average period of 3.80 years.

12. Related Parties

Kynetic Cost Sharing, Insurance and Aircraft Time Sharing Agreements

The Company participates in certain expense reimbursement programs for items such as insurance (“Insurance Agreements”) and professional and other expenses (“Cost Sharing Arrangements”) with Kynetic. Additionally, on November 21, 2017, the Company entered into an Aircraft Time Sharing Agreement (the “Aircraft Time Sharing Agreement”) with Kynetic and an entity affiliated with Kynetic to share the use of an aircraft leased by an affiliate of Kynetic. Expenses related to these agreements were less than $0.1 million for each of the fiscal years ended December 28, 2019 and January 2, 2021. As of December 28, 2019, the outstanding amount payable to Kynetic associated with these agreements was less than $0.1 million, which was recorded within accounts payable on the consolidated balance sheets. There was no outstanding amount payable to Kynetic associated with these agreements as of January 2, 2021.

Kynetic Management Fee Agreement

On June 17, 2011, the Company entered into a Management Agreement (the “Management Fee Agreement”) with Kynetic (as amended on September 16, 2015 and November 9, 2015) for ongoing consulting and advisory services. The Management Fee Agreement provided for a management fee of $2.5 million annually and for the reimbursement of expenses incurred with services provided. The Management Fee Agreement was amended on September 16, 2015 and November 9, 2015 to remove the annual management fee beginning the fiscal year ended January 3, 2015. On October 16, 2019, in connection with the Shop Premium Outlets Acquisition (see Note 3), the Company entered into a termination agreement with Kynetic (the “Termination Agreement”), whereby both parties agreed to terminate the Management Fee Agreement and waived any existing rights and relieved the other party from any remaining obligations owed in connection with the Management Agreement. As of the date of the Termination Agreement, the Company owed Kynetic $1.8 million in management fees in connection with the Management Fee Agreement, all of which related to consulting and advisory services performed by Kynetic in prior years. As Kynetic was a significant shareholder and related party and the Termination Agreement was not deemed to be conducted at arms-length, the Company recorded an increase of $1.8 million to additional paid-in capital and a corresponding decrease to accrued expenses and other current liabilities in connection with the Termination Agreement.

Shop Premium Outlets Acquisition Related Agreements

On October 16, 2019, the Company completed the Shop Premium Outlets Acquisition (see Note 3). In connection with the Shop Premium Outlets Acquisition, the Company entered into certain agreements with Simon Property Group (“Simon”), including a Services Agreement (the “Services Agreement”), a Transition Services Agreement (the “TSA”) and a Trademark License Agreement (the “Trademark License Agreement”) .

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Services Agreement, the Company and Simon agreed to provide certain services to the other, including promotional and customer outreach, data sharing, public relations, social media, marketing and other support services for an initial minimum term of three years with an additional term extending until the earlier of ten years or Simon no longer owning shares in the Company in excess of a specified threshold. Pursuant to the TSA, services provided by Simon included website continuity and database migration, software access, and information technology and human resources support services, as well as certain back-office and other services for varying durations, the last of which ended on December 31, 2020. Pursuant to the Trademark License Agreement, the Company licenses from Simon certain of Simon’s trademarks for an initial term of ten years with automatic five-year renewals.

Fees paid by the Company to Simon in connection with the Services Agreement and TSA were $0.9 million during each of the fiscal years ended December 28, 2019 and January 2, 2021, of which $0.6 million and $0.1 million were recorded within general and administrative expenses and $0.3 million and $0.8 million were recorded within marketing expense, respectively, on the consolidated statements of operations and comprehensive loss. As of December 28, 2019 and January 2, 2021, the aggregate outstanding amount payable to Simon in connection with the Services Agreement and TSA was $0.9 million and $0.3 million, respectively, which was recorded within accrued expenses and other current liabilities on the consolidated balance sheets. The Company did not incur any expenses related to the Trademark License Agreement during each of the fiscal years ended December 28, 2019 and January 2, 2021, and there was no outstanding amount payable to Simon as of December 28, 2019 or January 2, 2021.

Indi.com Asset Acquisition

On March 5, 2020, the Company hired the former majority shareholder of Indi.com, a business that provides companies with access to a software as a service content management system platform to engage with customers and promote brand awareness, as the Chief Executive Officer (“CEO”) of Shop Premium Outlets. As part of the offer, the Company agreed to purchase certain assets from Indi.com in exchange for 0.66% of the issued and outstanding shares of the Company’s common stock if he was unable to sell the business within the first 90 days of his start date at the Company.

On September 2, 2020, the Company and CEO of Shop Premium Outlets subsequently signed the Asset Purchase Agreement, for the purchase consideration of (i) 1,568,628 shares, or 0.66% of the issued and outstanding shares of the Company’s common stock as of September 2, 2020, for $2.55 per share and (ii) up to $2.0 million in cash, less $0.6 million (the “Holdback Amount”), which accrues interest at a rate of 5% per year. The cash consideration, net of the Holdback Amount, was paid in connection with the acquisition, and the remaining purchase consideration will be received after a four-year vesting period from the date of his hire and can be adjusted downward on a monthly pro-rata basis if he is terminated for cause or resigns without good reason at any time prior to the date that is four years following March 5, 2020 or upon a change of control of the Company or Shop Premium Outlets. The acquisition of the Indi.com did not meet the definition of a business combination under ASC 805, Business Combinations (“ASC 805”) and was accounted for as an asset acquisition. Due to the four-year continued service requirement, the purchase consideration was recorded as stock-based compensation and compensation expense, both of which are recognized evenly over the requisite service period within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

During the fiscal year ended January 2, 2021, the Company paid $1.4 million in cash, recorded $0.8 million of stock-based compensation expense and amortized $0.4 million of compensation expense related to the acquisition of Indi.com. No fair value was ascribed to the assets acquired by the Company in connection with the asset acquisition. In connection with the Company’s acquisition of the Indi.com assets, the Company recorded

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$0.3 million in transaction costs, which were recorded within general and administrative expenses on the statement of operations and comprehensive loss.

Executive Shareholder Loans

In May 2016 and November 2020, as part of restricted stock issuances of 4,626,906 and 1,500,000 shares to an executive, the Company loaned $1.5 million and $1.4 million, respectively, in the form of recourse notes to an executive (see Note 11).

13. Commitments and Contingencies

Lease Commitments

The Company leases its office, warehouse and website hosting data center under noncancelable operating leases in Massachusetts, New York and Kentucky, which expire between April 2022 and July 2029, and include certain renewal options. Rental expense under these operating leases was $5.9 million for each of the fiscal years ended December 28, 2019 and January 2, 2021. For the fiscal year ended December 28, 2019, $1.5 million and $4.4 million of rental expense was recorded within selling and distribution expenses and general and administrative expenses in the consolidated statements of operations and comprehensive loss, respectively. For the fiscal year ended January 2, 2021, $1.8 million and $4.1 million of rental expense was recorded within selling and distribution expenses and general and administrative expenses in the consolidated statements of operations and comprehensive loss, respectively. Short-term deferred rent was $0.9 million and $0.8 million as of December 28, 2019 and January 2, 2021, respectively, and is included within accrued expenses and other current liabilities on the consolidated balance sheets (see Note 9). Long-term deferred rent was $2.5 million and $2.8 million for the fiscal years ended December 28, 2019 and January 2, 2021, respectively, and is included within other long-term liabilities in the consolidated balance sheets.

As of January 2, 2021, future minimum annual rental commitments under noncancelable operating leases were as follows (in thousands):

Fiscal Year	Amount
2021	$6,385
2022	5,723
2023	5,460
2024	3,375
2025	1,668
Thereafter	6,101

$28,712

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, directors, officers and other parties with respect to certain matters. The Company has not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in its consolidated financial statements.

Litigation

In the normal course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trade name rights and a variety of other

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position, results of operations or cash flows. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Costs related to such legal proceedings are expensed as incurred.

14. Income Taxes

The Company is subject to federal, state and local income taxes in the United States and Canada. Income taxes in Canada were insignificant during the fiscal years ended December 28, 2019 and January 2, 2021. Current and deferred income tax provision consists of the following (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Current income tax expense:
State	$33	$—

Total current income tax expense	33	—
Deferred income tax expense (benefit):
Federal	86	(9)
State	209	99

Total deferred income tax expense	295	90

Total income tax expense	$328	$90

The following reconciles the U.S. federal statutory rate to the effective tax rate for each of the fiscal years ended (% of Loss before Income Taxes):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
	% of Loss before Income Taxes	% of Loss before Income Taxes
Federal statutory tax rate	21.0%	21.0%
State income tax benefit, net of federal	(1.5)	(0.7)
Stock compensation permanent difference	1.0	(0.1)
Other permanent differences	(3.1)	(0.3)
Effect of change in valuation allowance	(13.8)	(20.5)
Other temporary differences	(5.7)	—

Total income tax benefit	(2.1)%	(0.6)%

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s deferred tax assets and (liabilities) consisted of the following (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Deferred tax assets:
Net operating loss carryforwards	$26,065	$28,872
Inventory capitalization and reserves	1,096	1,454
Property and equipment	364	314
Deferred revenue	1,622	2,471
Deferred rent	873	946
Accruals and reserves	4,596	3,923
Equity compensation	237	276
Bad debt	612	227
Disallowed interest	—	282
CARES Act deferral	—	562
Other	63	82

Total deferred tax assets	35,528	39,409
Valuation allowance	(31,268)	(35,344)

Net deferred tax asset	4,260	4,065

Deferred tax liabilities:
Intangibles	(6,889)	(6,784)

Total deferred tax liabilities	(6,889)	(6,784)

Net deferred tax liability	$(2,629)	$(2,719)

As of January 2, 2021, the Company had U.S. federal net operating loss (“NOL”) carryforwards of approximately $115.4 million, which will begin expiring in 2021 through 2037, after which NOL carryforwards have no expiration. The Company also has state net operating loss carryforwards of approximately $82.6 million, which will begin expiring in 2027 through various future dates, depending on the jurisdiction.

The Company’s utilization of NOL and general business tax credit carryforwards may be subject to substantial annual limitations imposed under Section 382 of the Internal Revenue Code due to ownership changes greater than 50% that have occurred previously. During the fiscal year ended January 2, 2021, the Company completed a Section 382 analysis and determined that ownership changes occurred during 2000, 2007, 2009 and 2011. Management has determined that the Company’s federal and state NOL carryovers established up through the date of the ownership changes are subject to an annual limitation. These ownership changes limit the amount of NOL carryforwards that can be utilized to offset future taxable income and tax, respectively. The NOL carryforwards and net deferred tax asset as of January 2, 2021 reflect the Section 382 limitation.

ASC 740 requires that the Company reduce its deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income, future reversals of existing taxable temporary difference, taxable income in carryback years and tax planning strategies. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 2, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth.

The Company believes that the negative evidence outweighs any positive evidence and a valuation allowance of approximately $31.3 million and $35.3 million was recorded against the deferred tax assets as of December 28, 2019 and January 2, 2021, respectively. The change in the valuation allowance for the period ending December 28, 2019 and January 2, 2021 was $2.8 million and $4.0 million, respectively. In the event that the Company is able to realize any deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination is made.

On March 27, 2020, the CARES Act was passed and retroactively changed various tax provisions related to the 2019 tax year (see Note 1). The tax impact of the CARES Act was taken into consideration in the 2020 tax provision.

Uncertain Tax Positions

The accounting provisions for uncertainty in tax positions of ASC 740, Income Taxes, applies to tax positions related to income taxes. ASC 740 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If it is more likely than not a tax position will be sustained, then the tax position is warranted and recognition should be at the highest amount that would be expected to be realized upon ultimate settlement. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as they occur. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of operations and comprehensive loss. As of December 28, 2019 and January 2, 2021, the Company determined that there were no material unrecognized tax benefits to report and no tax reserve was deemed necessary. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments.

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions and is consequently subject to periodic audits of its various tax returns by government agencies. In 2021, the Company was informed that its federal income tax return for fiscal year 2018 are currently under examination by the Internal Revenue Service. Additionally, tax years beginning in 2007 currently remain open for the U.S. federal and certain state and local income tax returns and are subject to examination by various taxing jurisdictions, and tax years beginning in 2006 currently remain open for certain state income tax returns with a longer statute of limitations.

15. Segment and Geographic Information

Segment Information

The Company has two reportable segments: Rue+Gilt and Shop Premium Outlets. Rue+Gilt is a premium and luxury off-price eCommerce platform where members can purchase apparel, handbags and accessories, beauty, jewelry, footwear, home decor and more. Shop Premium Outlets provides a brand-aligned marketplace for premium and luxury brands to sell clearance, on-sale and outlet inventory directly to consumers. Reportable segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM for the purpose of assessing performance and allocating resources. The accounting policies of the reportable segments are the same as those described in Note 2. The Company’s Chief Executive Officer has been identified as the CODM. The CODM reviews net revenue and Adjusted EBITDA for each of the reportable segments. Segment Adjusted EBITDA excludes from net income (loss): (i) interest

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense, net; (ii) income tax expense; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment of intangible assets; (vi) loss on disposal of property and equipment; (vii) acquisition and integration related costs; and (viii) severance costs.

The costs of all corporate departments that serve the respective segment are fully allocated. The Company does not allocate amounts reported below operating income (loss) to its reportable segments. The Company’s definition of Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Neither reportable segment is reliant on any single external customer. Total assets by segment is not disclosed as the CODM does not assess performance, make strategic decisions, or allocate resources based on assets. Except for the information reported on a segment basis, the Company does not accumulate net revenue information by product category and therefore, the Company does not disclose net revenue by product or service because to do so would be impractical.

The net revenue by segment was as follows (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Net revenue
Rue+Gilt	$543,267	$570,735
Shop Premium Outlets	37	1,452
Elimination of intersegment revenue	—	(273)

Total net revenue	$543,304	$571,914

Capital expenditures by segment was as follows (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Capital expenditures
Rue+Gilt	$11,455	$6,102
Shop Premium Outlets	3,732	1,966

Total capital expenditures	$15,187	$8,068

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of Adjusted EBITDA to net loss attributable to common stockholders (in thousands):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Reportable Segments Adjusted EBITDA:
Rue+Gilt	$3,617	$9,921
Shop Premium Outlets	(3,145)	(6,866)

Total Reportable Segments Adjusted EBITDA	472	3,055
Reconciling items:
Interest expense, net	3,834	1,076
Income tax expense	328	90
Depreciation and amortization	5,952	9,118
Stock-based compensation expense	300	1,076
Impairment of intangible assets(a)	2,533	500
Loss on disposal of property and equipment	—	4,785
Acquisition and integration related costs(b)	3,433	920
Severance costs(c)	—	1,803

Net loss attributable to common stockholders	$(15,908)	$(16,313)

(a)	Represents impairment charges related to the RueLaLa trade name within the Rue+Gilt reportable segment during the fiscal years ended December 28, 2019 and January 2, 2021 (see Note 2 and Note 7).
(b)	Represents acquisition and integration costs primarily related to the Shop Premium Outlets Acquisition of $3.4 million during the fiscal year ended December 28, 2019 and the acquisition of Indi.com of $0.9 million during the fiscal year ended January 2, 2021.
(c)	Represents severance costs primarily attributable to the cost reduction plan implemented in April 2020 to reduce operating expenses and to better align its workforce with the needs of the Company in light of the COVID-19 pandemic.

Geographic Information

As of December 28, 2019 and January 2, 2021, substantially all of the Company’s long-lived assets were located in the United States. Net revenue by geography is based on the delivery address of the customer. Substantially all of the Company’s net revenue was generated in the United States for the fiscal years ended December 28, 2019 and January 2, 2021.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Numerator:
Net loss	$(15,908)	$(16,313)

Denominator:
Weighted-average common shares outstanding, basic and diluted	179,648,605	223,411,570

Net loss per share attributable to common stockholders, basic and diluted	$(0.09)	$(0.07)

Vested restricted stock issued in exchange for shareholder loans (see Note 11) have been excluded from the Company’s denominator of basic net loss per share as nonrecourse notes are akin to stock options and are not considered to be exercised for accounting purposes until the employee repays the loan.

The Company’s potential dilutive securities, which include common stock options and unvested restricted stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Fiscal Year Ended
	December 28, 2019	January 2, 2021
Restricted stock issued in exchange for shareholder loans	8,226,149	7,901,627
Stock options to purchase common stock	4,428,431	5,095,018
Unvested restricted stock	142,057	—

	12,796,637	12,996,645

17. Employee Benefit Plans

401(k) Savings Plan

The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis not to exceed an annual statutory maximum. The Company makes discretionary matching contributions to the plan at and at the discretion of the Board of Directors. The contributions made to the plan by the Company were $0.7 million and $0.8 million for the fiscal years ended December 28, 2019 and January 2, 2021, respectively.

18. Subsequent Events

For its annual consolidated financial statements as of December 28, 2019 and January 2, 2021 and for the years then ended, the Company evaluated subsequent events through August 20, 2021, the date on which those financial statements were issued.

RUE GILT GROUPE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shop Premium Outlets Phantom Equity Plan

On January 12, 2021, the Company’s Board of Directors approved the Shop Premium Outlets Phantom Equity Plan (“Phantom Equity Plan”), an incentive compensation plan granted in the form of units, which represent the right to a payment, from an incentive pool that is payable to certain employees of Shop Premium Outlets and the Company upon a defined change of control, an initial public offering, or a partial sale of Shop Premium Outlets or the Company. Payments in settlement of units may be in the form of cash and/or securities, as determined by the Board of Directors in its sole discretion. Under the Phantom Equity Plan, an aggregate 125,000,000 units are authorized for issuance. The allocation of the units are determined by the Board of Directors. The Board of Directors may amend the number of units authorized under the Phantom Equity Plan and may grant multiple awards of units to a Shop Premium Outlets employee at any time.

On February 18, 2021, the Company granted 12,365,500 units to certain employees under the Phantom Equity Plan, which vest over a four-year period with 6.25% of the units vesting on the unitholder’s trigger date, as defined in each award agreement, and the remainder vesting in 16 equal quarterly increments, or 6.25% per quarter, following the first vest date.

Settlement of Shareholder Loans

On January 25, 2021, the Company entered into settlement agreements with the holders of the December 28, 2011 shareholder loans that matured on December 28, 2020. In connection with the settlement agreements, the holders of the shareholder loans surrendered 5,286,142 shares, along with cash of $1.8 million to settle the $7.0 million outstanding balance on the shareholder loans. The settlement was accounted for as a partial cancellation of fully vested stock options in exchange for no consideration. The cash payment represents the exercise of a stock option and resulted in the issuance of an aggregate 1,916,489 shares of the Company’s common stock to the holders of the shareholder loans.

Amendments to the Credit Facility

On June 11, 2021, the Company entered into an amendment to the Credit Facility with Wells Fargo. The amendment extended the maturity date of the Credit Facility by three years to June 11, 2024 and established a LIBOR floor of 0.50% for borrowing and established an early termination premium of 0.25% should either party terminate the arrangement within eighteen months of June 11, 2021. There was no change to the borrowing capacity under the Credit Facility in connection with the amendment. The Company treated the amendment as a modification of the existing arrangement and recorded an aggregate $0.2 million of debt issuance costs in connection with the modification, which were recorded within other long-term assets on the consolidated balance sheets.

Borrowings on Credit Facility

As of August 20, 2021, the Company made draws of $25.8 million and repayments of $1.5 million on its Credit Facility to finance ongoing general, corporate and working capital needs.

Amendment to the Credit Facility

On October 27, 2021, the Company entered into an amendment to the Credit Facility with Wells Fargo. The amendment modifies certain financial covenants to allow for the settlement of outstanding shareholder loans and expands the permitted liens of the Company. There was no change to the borrowing capacity under the Credit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Facility in connection with the amendment. The Company treated the amendment as a modification of the existing arrangement, and debt issuance costs incurred in connection with the modification were insignificant.

Settlement of Shareholder Loans

On October 29, 2021, the Company entered into a settlement agreement with the holder of the May 17, 2016 (“the 2016 Note”) and November 18, 2020 (“the 2020 Note”) shareholder loans. In connection with the settlement agreement, the principal and all unpaid interest of both the 2016 Note and 2020 Note in an aggregate amount of $2.5 million were settled in full by the Company’s repurchase of 786,420 vested shares of the Company’s common stock, which were immediately retired.

             Shares

Rue Gilt Groupe, Inc.

Common Stock

PRELIMINARY PROSPECTUS

            , 2021

Citigroup	BofA Securities

Wells Fargo Securities	Cowen	Piper Sandler	William Blair

Through and including                 , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Rue Gilt Groupe, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Rue Gilt Groupe, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Rue Gilt Groupe, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all securities that we have sold since December 31, 2017, the offer and sale of which were not registered under the Securities Act:

Simon Strategic Equity Investment

In October 2019, Simon acquired an aggregate amount of 108,900,502 shares of our common stock in the following transactions.

•	We issued 15,686,274 shares of our common stock to Simon at $2.55 per share, for a total purchase price of $40.0 million, in connection with our acquisition of Shop Premium Outlets from Simon.

•	We issued and sold 31,372,549 shares of our common stock to Simon at $2.55 per share, for an aggregate amount of $80 million, in a private placement transaction.

•

Certain of our directors, executive officers, employees, former executives and stockholders (the “selling insiders”) sold to Simon an aggregate of 61,841,679 shares of our common stock, consisting of 60,616,211 previously issued and outstanding shares and 1,225,468 shares issued upon the exercise of vested options on the closing date, in exchange for an aggregate of $157.7 million, allocated on a pro rata basis at $2.55 per share pursuant to a secondary sale agreement among us, Simon, Kynetic and the selling insiders.

Indi.com Asset Acquisition

In September 2020, we entered into an Asset Purchase Agreement, for the purchase of certain assets from Indi.com in exchange for (i) 1,568,628 shares of our common stock at $2.55 per share and (ii) up to $2.0 million in cash, less $0.6 million, which accrues interest at a rate of 5% per year.

Plan-Related Issuances

From January 1, 2018 through November 12, 2021, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 506,381 shares of our common stock upon the exercise of stock options under our 2011 Plan, for a weighted-average exercise price of $0.85 and aggregate consideration of approximately $0.4 million. Such amount excludes the 1,225,468 shares issued upon the exercise of vested options in connection with the Simon Strategic Equity Investment, as described above.

From January 1, 2018 through November 12, 2021, we granted to our executives, directors, officers, employees, consultants and other service providers an aggregate of 1,800,000 shares of restricted stock under our 2011 Plan for aggregate consideration of approximately $1.7 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of (i) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or (ii) in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective following the completion of this offering.

3.3	*	Second Amended and Restated Bylaws of Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of Registrant, to be effective following the completion of this offering.

5.1	*	Opinion of Morgan, Lewis & Bockius LLP.

10.1	*	Lease Agreement, dated March 26, 2009, between Channel Center Holdings VAF, LLC, and the Registrant.

10.2	*	First Amendment to Lease Agreement, dated May 3, 2010, between Channel Center Holdings VAF, LLC, and the Registrant.

10.3	*	Second Amendment to Lease Agreement, dated March 19, 2014, between BCSP 10/20 Channel Center Property LLC, and the Registrant.

10.4	*	Third Amendment to Lease Agreement, dated September 29, 2016, by and between 10-20 Channel Center Property Owner LLC, and the Registrant.

10.5		2011 Equity Compensation Plan, as amended and restated.

10.6	*	2021 Equity Incentive Plan.

10.7	*	Form of Nonqualified Stock Option Grant Agreement under the 2011 Equity Incentive Plan, as amended.

10.8	*	Form of Restricted Stock Grant Agreement under the 2011 Equity Incentive Plan, as amended.

10.9	*	Form of Restricted Stock Purchase Agreement under the 2011 Equity Incentive Plan, as amended.

10.10		Credit Agreement, dated June 24, 2013 (as amended, supplemented or otherwise modified from time to time), by and among the Registrant, Wells Fargo Bank, N.A. and the other parties thereto.

21.1		List of subsidiaries of the Registrant.

23.1		Consent of KPMG LLP, independent registered public accounting firm.

23.2	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see the signature page to this Registration Statement on Form S-1).

99.1		Consent of Carrie Tharp as director nominee.

*	To be submitted by amendment.

Item 17. Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on November 12, 2021.

RUE GILT GROUPE, INC.
By:	/s/ Mark Weinberg
Name:	Mark Weinberg
Title:	Chief Financial Officer and Chief Operating Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Weinberg and Marguerite J. Hill and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark McWeeny Mark McWeeny	Chief Executive Officer and Director (Principal Executive Officer)	November 12, 2021

/s/ Mark Weinberg Mark Weinberg	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	November 12, 2021

/s/ M. Jeffrey Branman M. Jeffrey Branman	Director	November 12, 2021

/s/ Michael R. Conn Michael R. Conn	Director	November 12, 2021

/s/ Edmond English Edmond English	Chair of the Board of Directors	November 12, 2021

/s/ Lisa Rhodes Lisa Rhodes	Director	November 12, 2021

Signature	Title	Date

/s/ Michael Rubin Michael Rubin	Director	November 12, 2021

/s/ Stanley Shashoua Stanley Shashoua	Director	November 12, 2021

/s/ David Simon David Simon	Director	November 12, 2021